Exhibit 99.1

CABLEVISION SYSTEMS CORPORATION
1111 STEWART AVENUE
BETHPAGE, NEW YORK 11714

, 2011

Dear Stockholder:

I am pleased to report that the previously announced spin-off by Cablevision Systems Corporation of its AMC Networks Inc. subsidiary is expected to become effective on          , 2011. AMC Networks Inc., a Delaware corporation, will become a public company on that date and will own the cable programming networks and related businesses currently owned and operated by Cablevision’s Rainbow Media Holdings subsidiary. AMC Networks Inc.’s Class A Common Stock will be listed on      under the symbol ‘‘          .”

Holders of record of Cablevision NY Group Class A Common Stock as of the close of business, New York City time, on          , 2011, which will be the record date, will receive one share of AMC Networks Inc. Class A Common Stock for every           shares of Cablevision NY Group Class A Common Stock held. Holders of record of Cablevision NY Group Class B Common Stock as of the close of business on the record date will receive one share of AMC Networks Inc. Class B Common Stock for every           shares of Cablevision NY Group Class B Common Stock held. No action is required on your part to receive your AMC Networks Inc. stock. You will not be required either to pay anything for the new shares or to surrender any shares of Cablevision stock.

No fractional shares of AMC Networks Inc. stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which generally will be taxable to you. In due course you will be provided with information to enable you to compute your tax bases in both the Cablevision and the AMC Networks Inc. stock. Cablevision expects to receive a private letter ruling from the Internal Revenue Service and expects to obtain an opinion from Sullivan & Cromwell LLP to the effect that, for U.S. Federal income tax purposes, the distribution of the AMC Networks Inc. stock will be tax-free to Cablevision and to you to the extent that you receive AMC Networks Inc. stock.

The enclosed Information Statement describes the distribution of shares of AMC Networks Inc. stock and contains important information about AMC Networks Inc., including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Cablevision’s transfer agent, Wells Fargo Shareowner Services at 1-800-468-9716.

Sincerely,

Charles F. Dolan
Chairman

PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED MARCH 17, 2011

INFORMATION STATEMENT

AMC NETWORKS INC.

Distribution of
Class A Common Stock
Par Value, $0.01 Per Share

Class B Common Stock
Par Value, $0.01 Per Share

This Information Statement is being furnished in connection with the distribution by Cablevision Systems Corporation to holders of its common stock of all the outstanding shares of AMC Networks Inc. common stock. We expect to complete a series of transactions with Cablevision pursuant to which we will own the cable programming networks and related businesses currently owned and operated by the Rainbow Media Holdings subsidiary of Cablevision, as described in this Information Statement.

Shares of our Class A Common Stock will be distributed to holders of Cablevision NY Group Class A Common Stock of record as of the close of business, New York City time, on          , 2011, which will be the record date. Each such holder will receive one share of our Class A Common Stock for every           shares of Cablevision NY Group Class A Common Stock held on the record date. Shares of our Class B Common Stock will be distributed to holders of Cablevision NY Group Class B Common Stock as of the close of business on the record date. Each holder of Cablevision NY Group Class B Common Stock will receive one share of our Class B Common Stock for every           shares of Cablevision NY Group Class B Common Stock held on the record date. The distribution will be effective at 11:59 p.m. on          , 2011. For Cablevision stockholders who own common stock in registered form, in most cases the transfer agent will credit their shares of AMC Networks Inc. common stock to book entry accounts established to hold their Cablevision common stock. Our distribution agent will mail these stockholders a statement reflecting their AMC Networks Inc. common stock ownership shortly after          , 2011. For stockholders who own Cablevision common stock through a broker or other nominee, their shares of AMC Networks Inc. common stock will be credited to their accounts by the broker or other nominee. Stockholders will receive cash in lieu of fractional shares, which generally will be taxable. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Cablevision stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Cablevision common stock in order to receive our common stock, or to take any other action in connection with the distribution. There is currently no trading market for our common stock. Our Class A Common Stock will be listed on           under the symbol ‘‘          .” We will not list our Class B Common Stock on any stock exchange.

IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 21.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of Cablevision with inquiries related to the distribution should contact Cablevision’s transfer agent, Wells Fargo Shareowner Services at 1-800-468-9716.

The date of this Information Statement is          , 2011.

i

ii

SUMMARY

The following is a summary of some of the information contained in this Information Statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this Information Statement, which should be read in its entirety.

Unless the context otherwise requires, all references to “we,” “our,” “us,” “AMC Networks” or the “Company” refer to AMC Networks Inc., together with its direct and indirect subsidiaries. “AMC Networks Inc.” refers to AMC Networks Inc. individually as a separate entity. Where we describe in this Information Statement our business activities, we do so as if the transfer of the Rainbow Media Holdings subsidiary of Cablevision Systems Corporation to AMC Networks Inc. has already occurred.

Our Company

AMC Networks owns and operates several of cable television’s most recognized brands delivering high quality content to audiences and a valuable platform to distributors and advertisers. Since our founding in 1980, we have been a pioneer in the cable television programming industry, having created or developed some of the leading programming networks. We have, since our inception, focused on programming of film and original productions, including through our creation of Bravo and AMC in 1980 and 1984, respectively. Bravo, which we sold to NBC Universal in 2002, was the first network dedicated to film and the performing arts. We have continued this dedication to quality programming and storytelling through our creation of The Independent Film Channel (today known as IFC) in 1994 and WE tv (which we launched as Romance Classics in 1997), and our acquisition of Sundance Channel in 2008.

We manage our business through two reportable operating segments: (i) National Networks, which includes AMC, WE tv, IFC and Sundance Channel; and (ii) International and Other, which includes AMC/Sundance Channel Global, our international programming business; IFC Entertainment, our independent film distribution business; and AMC Network Communications (formerly Rainbow Network Communications), our network technical services business. Our National Networks are distributed throughout the United States via cable and other multichannel distribution platforms, including direct broadcast satellite (“DBS”) and platforms operated by telecommunications providers (we refer collectively to these cable and other multichannel distributors as “multichannel video distributors” or “distributors”). In addition to our extensive U.S. distribution, AMC, IFC and Sundance Channel are available in Canada and Sundance Channel and WE tv are available in other countries throughout Europe and Asia. We earn revenue principally from the affiliation fees paid by distributors to carry our programming networks and from advertising sales. In 2010, affiliation fees and advertising sales accounted for 57% and 37%, respectively, of our total net revenues.

National Networks

We own four nationally distributed entertainment programming networks: AMC, WE tv, IFC and Sundance Channel, each of which are available to our distributors in high-definition and standard-definition formats. Our programming networks principally generate their revenues from affiliation fees paid by multichannel video distributors and from the sale of advertising, although we also earn ancillary revenues from sources such as digital and international program sales. As of December 31, 2010, AMC, WE tv and IFC had 96.4 million, 76.8 million and 62.7 million Nielsen subscribers, respectively, and Sundance Channel had 39.9 million viewing subscribers (for a discussion of the difference between Nielsen subscribers and viewing subscribers, see “Business — Subscriber and Viewer Measurement”). Our National Networks segment also includes Wedding Central, a wedding-themed programming network available through a small number of distributors.

AMC.  AMC is a television network focused on the highest quality storytelling — both originally produced and curated, and delivered in series and feature-film form. AMC’s programming includes Emmy and Golden Globe Award-winning or nominated original scripted dramatic television series such as Mad Men, Breaking Bad and The Walking Dead, occasional mini-series such as Broken Trail and The Prisoner, and unscripted series and packaged movie events such as Storymakers, DVDtv and AMC News. In addition, with a comprehensive library of popular films, AMC also offers movie-based entertainment.

WE tv.  WE tv offers compelling, entertaining stories and focuses on programming of particular interest to women, with an emphasis on life events such as weddings, having children and raising a family. The programming features original series and specials, as well as feature films. WE tv’s schedule includes original series such as Bridezillas, My Fair Wedding with David Tutera, Joan and Melissa: Joan Knows Best? and Downsized. Additionally, WE tv’s programming includes series such as Ghost Whisperer, Charmed and Golden Girls.

IFC.  IFC is a network dedicated to presenting an independent, alternative mindset through programming focused on independent film and original alternative comedy series. Since its launch in 1994, IFC has developed television programming that challenges the conventions of storytelling and provides a unique perspective to its audiences through its original series, notable independent film collection and cult television shows. The network’s original content includes the David Cross comedy The Increasingly Poor Decisions of Todd Margaret, The Onion News Network and Portlandia.

Sundance Channel.  Sundance Channel is the television destination for independent-minded viewers. Benefitting from its relationship with the Sundance Institute and the renowned Sundance Film Festival, the network features independent films and original series showcasing innovative people and ideas in areas like invention, design, travel, enterprise and fashion. Launched in 1996 and acquired by us in 2008, Sundance Channel’s programming celebrates fresh talent and seeks to champion new ideas.

International and Other

In addition to our National Networks, we also operate AMC/Sundance Channel Global, which is our international programming business; IFC Entertainment, our independent film distribution business; and AMC Network Communications, our network technical services business. Our International and Other segment also includes VOOM HD, an international programming service that we are in the process of winding-down.

AMC/Sundance Channel Global.  AMC/Sundance Channel Global’s business principally consists of four distinct channels in six languages spread across eight countries, focusing primarily on AMC in Canada and global versions of the Sundance and WE tv brands. Principally generating revenues from affiliation fees, AMC/Sundance Channel Global reached approximately 8 million viewing subscribers in Canada, Europe and Asia as of December 31, 2010, and has broad availability to distributors in Europe and Asia.

IFC Entertainment.  IFC Entertainment encompasses our independent film distribution business, making independent films available to a national audience by initially releasing them in theaters as well as on video-on-demand platforms. IFC Entertainment operates multiple sub-brands, including Sundance Selects, IFC Films and IFC Midnight, which distribute critically acclaimed independent films across virtually all available media platforms, including theatrically and via video-on-demand, DVDs, cable television and streaming to computers and other electronic devices. IFC Entertainment also operates the IFC Center and SundanceNow.

AMC Network Communications.  AMC Network Communications is a full-service network programming feed origination and distribution company, supplying an array of services to the network programming industry. AMC Network Communications has nearly 30 years experience across its network services groups, including affiliate engineering, network operations, traffic and scheduling, that provide day-to-day delivery of any programming network, in high definition or standard definition.

Our Strengths

Our strengths include:

Strong Industry Presence and Portfolio of Brands.  We have operated in the cable programming industry for more than 30 years and over this time we have continually enhanced the value of our network portfolio. Our programming network brands are well known and well regarded by our key constituents — our viewers, distributors and advertisers — and have developed strong followings within their respective targeted demographics, increasing our value to distributors and advertisers. AMC (which targets adults aged 25 to 54), WE tv (which targets women aged 18 to 49), IFC (which targets men aged 18 to 49) and Sundance Channel (which targets adults aged 25 to 54) have established themselves as important within their respective markets. Our deep and established presence in the industry lends us a high degree of credibility with distributors and content producers, and helps provide us with stable affiliate and studio relationships, advantageous channel placements and heightened viewer engagement.

Broad Distribution and Penetration of our National Networks.  Our national networks are broadly distributed in the United States. AMC, WE tv, IFC and Sundance Channel are each carried by all major multichannel video distributors. Our national networks are available to a significant percentage of subscribers in these distributors’ systems. This broad distribution and penetration provides us with a strong national platform on which to maintain, promote and grow our business.

Compelling Programming.  We continually refine our mix of programming and, in addition to our popular film programming, have increasingly focused on highly visible, critically acclaimed original programming, including the award-winning Mad Men, Breaking Bad and other popular series and shows, such as The Walking Dead, Bridezillas, Portlandia, The Onion News Network and Brick City. Our focus on quality original programming, targeted towards the audiences we seek to reach, has allowed us to increase in recent years our programming networks’ ratings and their viewership within their respective targeted demographics.

Recurring Revenue from Affiliation Agreements.  Our affiliation agreements with multichannel video distributors generate a recurring source of revenue. We generally seek to structure these agreements so that they are long-term in nature and to stagger their expiration dates, thereby increasing the predictability and stability of our affiliation fee revenues.

Desirable Advertising Platform.  Our national networks have a strong connection with each of their respective targeted demographics, which makes our programming networks an attractive platform to advertisers. Although all of our programming networks were originally operated without advertising, we have been incrementally migrating our portfolio to an advertiser-supported model. We have experienced significant growth in our advertising revenues in recent years, which has allowed us to develop high-quality programming.

Attractive Financial Profile.  We have a portfolio that includes higher-margin programming networks and faster-growing programming networks, through which we seek to grow both revenue and operating income. Our revenues, net, operating income and adjusted operating cash flow (“AOCF”) increased at annual growth rates in 2010 versus the prior year of 10.7%, 17.7% and 10.2%, respectively. We achieved operating income margins and AOCF margins of 13.5%, 24.4% and 26.0%, and 32.0%, 37.4%, and 37.2%, respectively, in 2008, 2009 and 2010. For a reconciliation of AOCF, a non-GAAP financial measure, to operating income see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Statement of Operations Data.”

Our Strategy

Our strategy is to maintain and improve our position as a leading programming and entertainment company by owning and operating several of the most popular and award-winning brands in cable television that create engagement with audiences globally across multiple media platforms. The key focuses of our strategy are:

Continued Development of High-Quality Original Programming.  We intend to continue developing strong original programming across all of our programming networks to enhance our brands, strengthen our relationship with our viewers, distributors and advertisers, and increase distribution and audience ratings. We believe that our continued investment in original programming supports future growth in our two principal revenue streams — affiliation fee revenue from our distributors and advertising revenue. We also intend to expand the deployment of our original programming across multiple distribution platforms.

Increased Distribution of our Programming Networks.  Of our four national networks, only AMC is fully distributed in the United States. We intend to seek increased distribution of our other national networks to grow affiliate and advertising revenues. In addition, we have begun to expand the distribution of our programming networks around the globe.

Continued Growth of Advertising Revenue.  We have a proven track record of significantly increasing revenue by introducing advertising on networks that were previously not advertiser supported. We first accomplished this in 2002, when we moved AMC and WE tv to an advertiser-supported model. Most recently, in December 2010, we moved IFC to such a model. We seek to continue to evolve the programming on each of our networks to achieve even stronger viewer engagement within their respective core targeted demographics, thereby increasing the value of our programming to advertisers and allowing us to obtain higher advertising rates. For example, we have begun to refine the programming mix on IFC to include alternative comedy programming, such as The Onion News Network and Portlandia, in order to increase IFC’s appeal to its targeted demographic of men aged 18 to 49. We are also continuing to seek additional advertising revenue at AMC and WE tv through higher Nielsen ratings in desirable demographics.

Increased Control of Content.  We believe that control (including long-term contract arrangements) and ownership of content is becoming increasingly important, and we intend to increase our control position over our programming content. We already control, own or have long-term license agreements covering significant portions of our content across our programming networks as well as in our independent film distribution business operated by IFC Entertainment. We intend to continue to focus on obtaining the broadest possible control rights (both as to territory and platforms) for our content.

Exploitation of Emerging Media Platforms.  The technological landscape surrounding the distribution of entertainment content is continuously evolving as new digital platforms emerge. We intend to distribute our content across as many of these new platforms as possible, when it makes business sense to do so, so that our viewers can access our content where, when and how they want it. To that end, our programming networks are allowing many of our distributors to offer our content to subscribers on computers and other digital devices, and on video-on-demand platforms, all of which permit subscribers to access programs at their convenience. We also have launched our own direct-to-consumer digital platform, SundanceNow, which makes our IFC Entertainment library of independent films available to consumers in the United States and around the globe, and have made some of our content available on third-party digital platforms like iTunes and Netflix. Our national networks each host dedicated websites that promote their brands, provide programming information and provide access to content. In addition, AMC has acquired the film-focused websites filmsite.org and filmcritic.com, which together with amctv.com deliver over 5 million unique visitors each month.

Company Information

We are a Delaware corporation with our principal executive offices at 11 Penn Plaza, New York, NY 10001. Our telephone number is (212) 324-8500. AMC Networks Inc. is a holding company and conducts substantially all of its operations through its subsidiaries.

AMC Networks Inc. was incorporated on March 9, 2011 as an indirect, wholly-owned subsidiary of Cablevision Systems Corporation (“Cablevision”). Cablevision’s board of directors approved the Distribution (defined below) on          , 2011 and the Company thereafter acquired 100% of the limited liability company interests in Rainbow Media Holdings LLC (“RMH”), the subsidiary of Cablevision through which Cablevision has historically owned the businesses described in this Information Statement. Certain businesses historically conducted by Cablevision through RMH, including News 12 Networks (“News 12”) and Rainbow Advertising Sales Corporation (“RASCO”), have not been transferred to us and will remain as part of Cablevision following the Distribution.

The Distribution

Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	Cablevision Systems Corporation, which is one of the largest cable television operators in the United States. In addition to the business of AMC Networks, Cablevision also provides telecommunication services and operates regional programming networks and other businesses, including a newspaper publishing business and a chain of movie theaters.

Distributed Company	AMC Networks Inc., which will own and operate the programming networks and related businesses (other than the regional programming and advertising sales businesses discussed under “— Our Company”) currently owned by RMH, a wholly-owned indirect subsidiary of Cablevision, each of which is described in this Information Statement.

Distribution Ratio	Each holder of Cablevision NY Group Class A Common Stock will receive a distribution of one share of our Class A Common Stock for every shares of Cablevision NY Group Class A Common Stock held on the record date and each holder of Cablevision NY Group Class B Common Stock will receive a distribution of one share of our Class B Common Stock for every shares of Cablevision NY Group Class B Common Stock held on the record date.

Securities to be Distributed	Based on shares of Cablevision NY Group Class A Common Stock and shares of Cablevision NY Group Class B Common Stock outstanding on , 2011, approximately shares of our Class A Common Stock and shares of our Class B Common Stock will be distributed. We refer to this distribution of securities as the “Distribution.” The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution. Cablevision stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of Cablevision common stock in order to receive our common stock, or to take any other action in connection with the Distribution.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares of our Class A Common Stock will be aggregated and sold in the public market by the distribution agent and stockholders will receive a cash payment in lieu of a fractional share. Similarly, fractional shares of our Class B Common Stock will be aggregated, converted to Class A Common Stock, and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	Wells Fargo Shareowner Services will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business New York City time, on , 2011.

Distribution Date	11:59 p.m. on , 2011.

Material U.S. Federal Income Tax Consequences of the Distribution	Cablevision expects to receive a private letter ruling from the Internal Revenue Service (“IRS”) to the effect that, among other things, the Distribution, and certain related transactions, including (i) the contribution by CSC Holdings, LLC (“CSC Holdings”) of certain assets to the Company, (ii) the receipt by CSC Holdings of Company common stock, a portion of the New AMC Networks Debt (as defined below), and the potential assumption of certain liabilities by the Company and (iii) the expected exchange transaction with whereby Cablevision or CSC Holdings will transfer such portion of the New AMC Networks Debt to in return for the transfer to Cablevision or CSC Holdings of $ of outstanding Cablevision or CSC Holdings debt, will qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended (the “Code”) to Cablevision, the Company, and holders of Cablevision common stock. In addition, Cablevision expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the Distribution and certain related transactions will qualify for tax-free treatment under the Code to Cablevision, the Company, and holders of Cablevision common stock, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Cablevision common stock upon the receipt of shares of our common stock pursuant to the Distribution, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Cablevision that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion discussed above addresses all of the requirements necessary for the Distribution and certain related transactions to obtain tax-free treatment under the Code and is based on, among other things, certain assumptions and representations made by Cablevision and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Stock Exchange Listing	There is not currently a public market for our common stock. We will apply to have our Class A Common Stock listed on under the symbol ‘‘ .” It is anticipated that trading will commence on a when-issued basis prior to the

Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our Class A Common Stock will end and regular-way trading will begin. Our Class B Common Stock will not be listed on a securities exchange.

Financing Transactions	As part of the Distribution, we will incur approximately $ of new debt (the “New AMC Networks Debt”), consisting of $ aggregate principal amount of senior secured term loans and $ aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) and approximately $1,250,000,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Cablevision or CSC Holdings will accomplish such repayment of outstanding debt by entering into a transaction with , whereby Cablevision or CSC Holdings will exchange a portion of the New AMC Networks Debt for outstanding Cablevision or CSC Holdings debt, a substantial portion of which will have been acquired from Cablevision’s lenders by for this purpose. Following the exchange, we expect that , in an unrelated transaction, will syndicate our senior secured term loans to several lenders and distribute our senior unsecured notes in an exempt offering. See “Description of Financing Transactions and Certain Indebtedness.”

Relationship between Cablevision and Us after the Distribution	Following the Distribution, we will be a public company and Cablevision will have no continuing stock ownership interest in us. In connection with the Distribution, we and Cablevision will enter into a Distribution Agreement and have or will enter into several ancillary agreements for the purpose of accomplishing the distribution of our common stock to Cablevision’s common stockholders. These agreements also will govern our relationship with Cablevision subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the Distribution. These agreements also will include arrangements with respect to transition services and a number of on-going commercial relationships. The Distribution Agreement includes an agreement that we and Cablevision agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us by Cablevision. We are also party to other arrangements with Cablevision and its subsidiaries, such as affiliation agreements covering our programming. See “Certain Relationships and Related Party Transactions.”

Following the Distribution, of the members of our Board of Directors will also be directors of Cablevision, and several of our directors will continue to serve as officers and/or employees of Cablevision concurrently with their service on our Board of Directors.

See “Certain Relationships and Related Party Transactions — Relationship Between Cablevision and Us After the Distribution” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with Cablevision.

Control by Dolan Family	Following the Distribution, we will be controlled by Charles F. Dolan, members of his family and certain related family entities. We have been informed that Charles F. Dolan, these family members and the related entities will enter into a stockholders agreement relating, among other things, to the voting of their shares of our Class B Common Stock.

See “Risk Factors — Risks Related to the Distribution and the Financing Transactions — We are controlled by the Dolan family.” Immediately following the Distribution, of the members of our Board of Directors will be members of the Dolan family.

Post-Distribution Dividend Policy	We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

Selected Financial Data

The operating and balance sheet data included in the following selected financial data as of December 31, 2010 and 2009 and for each year in the three-year period ended December 31, 2010 have been derived from the audited annual consolidated financial statements of AMC Networks Inc. included elsewhere in this Information Statement, and the data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from the unaudited annual consolidated financial statements of AMC Networks Inc., which are not included in this Information Statement. The financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly-traded entity during the periods presented. The selected financial data presented below should be read in conjunction with the annual financial statements included elsewhere in this Information Statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Information.”

	As of or Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Operating Data(1):
Revenues, net	$1,078,300	$973,644	$893,557	$754,447	$646,476

Operating expenses:
Technical and operating (excluding depreciation, amortization and impairments shown below)	366,093	310,365	314,960	276,144	246,166
Selling, general and administrative	328,134	313,904	302,474	256,995	242,674
Restructuring (credits) expense	(2,218)	5,162	46,877	2,245	—
Depreciation and amortization (including impairments)	106,455	106,504	108,349	81,101	83,984

	798,464	735,935	772,660	616,485	572,824

Operating income	279,836	237,709	120,897	137,962	73,652

Other income (expense):
Interest expense, net	(73,412)	(75,705)	(97,062)	(113,841)	(133,202)
(Loss) gain on investments, net	—	—	(103,238)	(1,812)	27,417
Gain (loss) on equity derivative contracts	—	—	66,447	24,183	(15,708)
Loss on interest rate swap contracts, net	—	(3,237)	(2,843)	—	—
Loss on extinguishment of debt and write-off of deferred financing costs	—	—	(2,424)	(22,032)	(6,084)
Miscellaneous, net	(162)	187	379	3,140	1,998

	(73,574)	(78,755)	(138,741)	(110,362)	(125,579)

Income (loss) from continuing operations before income taxes	206,262	158,954	(17,844)	27,600	(51,927)
Income tax (expense) benefit	(88,073)	(70,407)	(2,732)	(12,227)	21,043

Income (loss) from continuing operations	118,189	88,547	(20,576)	15,373	(30,884)
Loss from discontinued operations, net of income taxes	(38,090)	(34,791)	(26,866)	(25,867)	(62,808)

	80,099	53,756	(47,442)	(10,494)	(93,692)
Cumulative effect of a change in accounting principle, net of taxes	—	—	—	—	(155)

Net income (loss)	$80,099	$53,756	$(47,442)	$(10,494)	$(93,847)

	As of or Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Balance Sheet Data(1):
Program rights, net	$783,830	$683,306	$649,020	$553,555	$495,449
Investment securities pledged as collateral	—	—	—	472,347	474,131
Total assets	1,853,896	1,934,362	1,987,917	2,423,442	2,474,883
Program rights obligations	454,825	435,638	465,588	416,960	432,429
Note payable/advances to affiliate	—	190,000	190,000	130,000	—
Credit facility debt(2)	475,000	580,000	700,000	500,000	510,000
Collateralized indebtedness	—	—	—	402,965	388,183
Senior notes(2)	299,552	299,283	299,014	298,745	298,476
Senior subordinated notes(2)	324,071	323,817	323,564	323,311	497,011
Capital lease obligations	20,252	24,611	21,106	24,432	18,905
Total debt	1,118,875	1,227,711	1,343,684	1,549,453	1,712,575
Stockholder’s equity (deficiency)	24,831	(236,992)	(278,502)	(570,665)	(996,541)

(1)	The Company acquired Sundance Channel in June 2008. The results of Sundance Channel’s operations have been included in the consolidated financial statements from the date of acquisition. See Note 3 in the accompanying consolidated financial statements.

(2)	As part of the Distribution, we will incur approximately $ of New AMC Networks Debt, consisting of $ aggregate principal amount of senior secured term loans and $ aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) and approximately $1,250,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt. See “Description of Financing Transactions and Certain Indebtedness — Financing Transactions in Connection with the Distribution.”

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

The following is a brief summary of the terms of the Distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Q:	What is the Distribution?

A:	The Distribution is the method by which Cablevision will separate the business of our Company from Cablevision’s other businesses, creating two separate, publicly-traded companies. In the Distribution, Cablevision will distribute to its stockholders all of the shares of our Class A Common Stock and Class B Common Stock that it owns. Following the Distribution, we will be a separate company from Cablevision, and Cablevision will not retain any ownership interest in us. The number of shares of Cablevision common stock you own will not change as a result of the Distribution.

Q:	What is being distributed in the Distribution?

A:	Approximately million shares of our Class A Common Stock and million shares of our Class B Common Stock will be distributed in the Distribution, based upon the number of shares of Cablevision NY Group Class A Common Stock and Cablevision NY Group Class B Common Stock outstanding on the record date. The shares of our Class A Common Stock and Class B Common Stock to be distributed by Cablevision will constitute all of the issued and outstanding shares of our Class A Common Stock and Class B Common Stock immediately after the Distribution. For more information on the shares being distributed in the Distribution, see “Description of Capital Stock — Class A Common Stock and Class B Common Stock.”

Q:	What will I receive in the Distribution?

A:	Holders of Cablevision NY Group Class A Common Stock will receive a distribution of one share of our Class A Common Stock for every shares of Cablevision NY Group Class A Common Stock held by them on the record date, and holders of Cablevision NY Group Class B Common Stock will receive a distribution of one share of our Class B Common Stock for every shares of Cablevision NY Group Class B Common Stock held by them on the record date. As a result of the Distribution, your proportionate interest in Cablevision will not change and you will own the same percentage of equity securities and voting power in AMC Networks as you did in Cablevision on the record date. For a more detailed description, see “The Distribution.”

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as the close of business New York City time, on , 2011, which we refer to as the record date. The person in whose name shares of Cablevision common stock are registered at the close of business on the record date is the person to whom shares of the Company’s common stock will be issued in the Distribution. As described below, the Cablevision NY Group Class A Common Stock will not trade on an ex-dividend basis with respect to our common stock and, as a result, if a record holder of Cablevision NY Group Class A Common Stock sells those shares after the record date and on or prior to the Distribution date, the seller will be obligated to deliver to the purchaser the shares of our common stock that are issued in respect of the transferred Cablevision NY Group Class A Common Stock.

Q:	When will the Distribution occur?

A:	We expect that shares of our Class A Common Stock and Class B Common Stock will be distributed by the Distribution agent, on behalf of Cablevision, at 11:59 p.m. on , 2011, which we refer to as the Distribution date.

Q:	What will the relationship between Cablevision and us be following the Distribution?

A:	Following the Distribution, we will be a public company and Cablevision will have no continuing stock ownership interest in us. In connection with the Distribution, we and Cablevision will enter into a Distribution Agreement and have entered or will enter into several other agreements for the purpose of accomplishing the distribution of our common stock to Cablevision’s common stockholders. These agreements also will govern our relationship with Cablevision subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the Distribution. These agreements will also include arrangements with respect to transition services and a number of ongoing commercial relationships. The Distribution Agreement will provide that we and Cablevision agree to provide each other with appropriate indemnities with respect to liabilities arising out of the businesses being transferred to us by Cablevision. We are also party to other arrangements with Cablevision and its subsidiaries, such as affiliation agreements covering our programming networks. See “Certain Relationships and Related Party Transactions.” Following the Distribution, both we and Cablevision will both be controlled by Charles F. Dolan, members of his family and certain related family entities.

Following the Distribution, of the members of our Board of Directors will also be directors of Cablevision, and several of our directors will continue to serve as officers or employees of Cablevision concurrently with their service on our Board of Directors.

See “Certain Relationships and Related Party Transactions — Relationship Between Cablevision and Us After the Distribution” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with Cablevision.

Q:	What do I have to do to participate in the Distribution?

A:	No action is required on your part. Shareholders of Cablevision on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of Cablevision common stock, for the shares of our common stock distributable to them in the Distribution.

Q:	If I sell, on or before the Distribution date, shares of Cablevision NY Group Class A Common Stock that I held on the record date, am I still entitled to receive shares of AMC Networks Inc. Class A Common Stock distributable with respect to the shares of Cablevision NY Group Class A Common Stock I sold?

A:	No. No ex-dividend market will be established for our Class A Common Stock until the first trading day following the Distribution date. Therefore, if you own shares of Cablevision NY Group Class A Common Stock on the record date and thereafter sell those shares on or prior to the Distribution date, you will also be selling the shares of our Class A Common Stock that would have been distributed to you in the Distribution with respect to the shares of Cablevision NY Group Class A Common Stock you sell. Conversely, a person who purchases shares of Cablevision NY Group Class A Common Stock after the record date and on or prior to the Distribution date will be entitled to receive, from the seller of those shares, the shares of our Class A Common Stock issued in the Distribution with respect to the transferred Cablevision NY Group Class A Common Stock.

Q:	How will fractional shares be treated in the Distribution?

A:	If you would be entitled to receive a fractional share of our Class A Common Stock in the Distribution, you will instead receive a cash payment. See “The Distribution — Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined.

Q:	How will Cablevision distribute shares of AMC Networks Inc. common stock to me?

A:	Holders of shares of Cablevision’s NY Group Class A Common Stock or NY Group Class B Common Stock on the record date will receive shares of the same class of our common stock, in book-entry form. See “The Distribution — Manner of Effecting the Distribution” for a more detailed explanation.

Q:	What is the reason for the Distribution?

A:	The potential benefits considered by Cablevision’s board of directors in making the determination to consummate the Distribution included the following:

•	to enhance the credit profile of Cablevision by accessing its RMH subsidiary’s additional debt capacity to effectuate a reduction of Cablevision’s indebtedness, thereby providing Cablevision with greater financial and strategic flexibility to pursue acquisitions following the Distribution; and

•	to increase the aggregate stock price of Cablevision and the Company relative to the pre-Distribution value of outstanding Cablevision stock, so as to allow each company to (i) issue equity in connection with acquisitions on more favorable terms and (ii) increase the long term attractiveness of equity compensation programs, in both cases with less relative dilution to existing equityholders.

Cablevision’s board of directors also considered several factors that might have a negative effect on Cablevision as a result of the Distribution. Cablevision’s board of directors considered that the Distribution would result in substantial reductions to the restricted payments baskets under various debt instruments of Cablevision and its subsidiary, CSC Holdings. Moreover, the Distribution would separate from Cablevision the businesses of the Company, which represent significant value, in a transaction that produces no direct economic consideration for Cablevision, other than the debt reduction noted above. Because the Company will no longer be a wholly-owned subsidiary of Cablevision, the Distribution also will affect the terms of, or limit the ability of Cablevision to pursue, cross-company business transactions and initiatives with AMC Networks. Finally, following the Distribution, Cablevision and its remaining businesses will need to absorb corporate and administrative costs previously allocated to its Rainbow reportable segment.

Cablevision’s board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s common stock may come under initial selling pressure as certain Cablevision stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s businesses. Moreover, certain factors such as a lack of historical financial and performance data as an independent company may limit investors’ ability to appropriately value the Company’s common stock. Furthermore, because the Company will no longer be a wholly-owned subsidiary of Cablevision, the Distribution also will limit the ability of the Company to pursue cross-company business transactions and initiatives with other businesses of Cablevision.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	Cablevision expects to receive a private letter ruling from the IRS and expects to obtain an opinion from Sullivan & Cromwell LLP to the effect that, among other things, the Distribution and certain related transactions will qualify as tax-free under the Code. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution,” and “Risk Factors — Risks Related to the Distribution and the Financing Transactions — The Distribution could result in significant tax liability” and “Risk Factors — Risks Related to the Distribution and the Financing Transactions — The tax rules applicable to the Distribution may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the Distribution.”

Q:	Does AMC Networks intend to pay cash dividends?

A:	No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses, repay indebtedness and fund ongoing operations. As a result, we do not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law.

Q:	How will AMC Networks Inc. common stock trade?

A:	There is not currently a public market for our common stock. We will apply to list our Class A Common Stock on under the symbol “ .” It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our Class A Common Stock will end and regular-way trading will begin. Our Class B Common Stock will not be listed on a securities exchange.

Q:	Will the Distribution affect the trading price of my Cablevision NY Group Class A Common Stock?

A:	Yes. After the distribution of our Class A Common Stock, the trading price of Cablevision NY Group Class A Common Stock may be lower than the trading price of the Cablevision NY Group Class A Common Stock immediately prior to the Distribution. Moreover, until the market has evaluated the operations of Cablevision without the operations of AMC Networks, the trading price of Cablevision NY Group Class A Common Stock may fluctuate significantly. Cablevision believes the separation of AMC Networks from Cablevision offers its stockholders the greatest long-term value. However, the combined trading prices of Cablevision NY Group Class A Common Stock and AMC Networks Inc. Class A Common Stock after the Distribution may be lower than the trading price of Cablevision NY Group Class A Common Stock prior to the Distribution. See “Risk Factors” beginning on page 21.

Q:	What financing transactions will AMC Networks undertake in connection with the Distribution?

A:	As part of the Distribution, we will incur approximately $ of New AMC Networks Debt, consisting of $ aggregate principal amount of senior secured term loans and $ aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) and approximately $1,250,000,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Cablevision or CSC Holdings will accomplish such repayment of outstanding debt by entering into a transaction with , whereby Cablevision or CSC Holdings will exchange a portion of the New AMC Networks Debt for outstanding Cablevision or CSC Holdings debt, a substantial portion of which will have been acquired from Cablevision’s lenders by for this purpose. Following the exchange, we expect that , in an unrelated transaction, will syndicate our senior secured term loans to several lenders and distribute our senior unsecured notes in an exempt offering. See “Description of Financing Transactions and Certain Indebtedness.”

Q:	Do I have appraisal rights?

A:	No. Holders of Cablevision common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Who is the transfer agent for AMC Networks Inc. common stock?

A:	Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the Distribution of shares of AMC Networks Inc. common stock, you should contact the distribution agent:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Telephone: 1-800-468-9716

Before the Distribution, if you have questions relating to the Distribution, you should contact:

Cablevision Systems Corporation
Investor Relations Dept.
1111 Stewart Ave.
Bethpage, NY 11714-3581
Telephone: 1-516-803-2300

After the Distribution, if you have questions relating to AMC Networks Inc., you should contact:

AMC Networks Inc.
Investor Relations Dept.
11 Penn Plaza
New York, NY 10001
Telephone: 1-212-324-8500

THE DISTRIBUTION

General

All of our outstanding shares of Class A Common Stock will be distributed to the holders of Cablevision NY Group Class A Common Stock and all of the outstanding shares of our Class B Common Stock will be distributed to the holders of Cablevision NY Group Class B Common Stock. We refer to this distribution of securities as the “Distribution.” In the Distribution, each holder of Cablevision common stock will receive a distribution of one share of our common stock for every          shares of Cablevision common stock held as of the close of business, New York City time, on          , 2011, which will be the record date.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution will be set forth in the Distribution Agreement between us and Cablevision. Under the Distribution Agreement, the Distribution will be effective at 11:59 p.m. on          , 2011. For most Cablevision stockholders who own Cablevision common stock in registered form on the record date, our transfer agent will credit their shares of our common stock to book entry accounts established to hold these shares. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Cablevision common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

CABLEVISION STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF CABLEVISION COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF CABLEVISION STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND CABLEVISION STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Fractional shares of our common stock will not be issued to Cablevision stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of Cablevision common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “— Material U.S. Federal Income Tax Consequences of the Distribution.” The distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our Class A Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Cablevision NY Group Class A stockholders otherwise entitled to fractional interests in our Class A Common Stock. Similarly, fractional shares of our Class B Common Stock will be aggregated, converted to Class A Common Stock, and sold in the public market by the distribution agent. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the Distribution date.

See “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards,” for a discussion of how outstanding Cablevision options, restricted shares, restricted stock units and performance awards will be affected by the Distribution.

In order to be entitled to receive shares of our common stock in the Distribution, Cablevision stockholders must be stockholders of record of Cablevision common stock at the close of business New York City time, on the record date,          , 2011.

Concurrent Financing Transactions

As part of the Distribution, we will incur approximately $      of New AMC Networks Debt, consisting of $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) and approximately $1,250,000,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Cablevision or CSC Holdings will accomplish such repayment of outstanding debt by entering into a transaction with          , whereby Cablevision or CSC Holdings will exchange a portion of the New AMC Networks Debt for outstanding Cablevision or CSC Holdings debt, a substantial portion of which will have been acquired from Cablevision’s lenders by           for this purpose. Following the exchange, we expect that          , in an unrelated transaction, will syndicate our senior secured term loans to several lenders and distribute our senior unsecured notes in an exempt offering. See “Description of Financing Transactions and Certain Indebtedness.”

Reasons for the Distribution

Cablevision’s board of directors has determined that separation of our businesses from Cablevision’s other businesses is in the best interests of Cablevision and its stockholders. The potential benefits considered by Cablevision’s board of directors in making the determination to consummate the Distribution included the following:

•	to enhance the credit profile of Cablevision by accessing its RMH subsidiary’s additional debt capacity to effectuate a reduction of Cablevision’s indebtedness, thereby providing Cablevision with greater financial and strategic flexibility to pursue acquisitions following the Distribution; and

•	to increase the aggregate stock price of Cablevision and the Company relative to the pre-Distribution value of outstanding Cablevision stock, so as to allow each company to (i) issue equity in connection with acquisitions on more favorable terms and (ii) increase the long term attractiveness of equity compensation programs, in both cases with less relative dilution to existing equityholders.

Cablevision’s board of directors also considered several factors that might have a negative effect on Cablevision as a result of the Distribution. Cablevision’s board of directors considered that the Distribution would result in substantial reductions to the restricted payments baskets under various debt instruments of Cablevision and its subsidiary, CSC Holdings. Moreover, the Distribution would separate from Cablevision the businesses of the Company, which represent significant value, in a transaction that produces no direct economic consideration for Cablevision, other than the debt reduction noted above. Because the Company will no longer be a wholly-owned subsidiary of Cablevision, the Distribution also will affect the terms of, or limit the ability of Cablevision to pursue, cross-company business transactions and initiatives with AMC Networks. Finally, following the Distribution, Cablevision and its remaining businesses will need to absorb corporate and administrative costs previously allocated to its Rainbow segment.

Cablevision’s board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s common stock may come under initial selling pressure as certain Cablevision stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s businesses. Moreover, certain factors such as a lack of historical financial and performance data as an independent company may limit investors’ ability to appropriately value the Company’s common stock. Furthermore, because the Company will no longer be a wholly-owned subsidiary of Cablevision, the Distribution also will limit the ability of the Company to pursue cross-company business transactions and initiatives with other businesses of Cablevision.

Results of the Distribution

After the Distribution, we will be a public company owning and operating the network programming and related businesses (other than the regional programming and advertising sales businesses discussed under

“Summary — Our Company”) historically owned by Cablevision through RMH, a wholly-owned indirect subsidiary of Cablevision. Immediately after the Distribution, we expect to have approximately          holders of record of our Class A Common Stock and           holders of record of our Class B Common Stock and approximately      million shares of Class A Common Stock and          million shares of Class B Common Stock outstanding, based on the number of record stockholders and outstanding shares of Cablevision common stock on          , 2011 and after giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. You can find information regarding options to purchase our common stock that will be outstanding after the Distribution in the section captioned, “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.” We and Cablevision will both be controlled by Charles F. Dolan, members of his family and certain related family entities.

Prior to the Distribution, we have entered or will enter into several agreements with Cablevision (and certain of its subsidiaries and affiliates) in connection with, among other things, employee matters, tax, transition services and a number of ongoing commercial relationships, including affiliation agreements with respect to our programming networks.

The Distribution will not affect the number of outstanding shares of Cablevision common stock or any rights of Cablevision stockholders.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, Cablevision and Cablevision stockholders. This summary is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as in effect as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. This summary is limited to holders of Cablevision common stock that are U.S. holders, as defined below, that hold their shares of Cablevision common stock as capital assets within the meaning of section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of Cablevision common stock in light of their particular circumstances, nor does it address the consequences to holders of Cablevision common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of Cablevision common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Cablevision common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any applicable state, local, foreign, or other tax consequences. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution.

For purposes of this summary, a “U.S. holder” is a beneficial owner of Cablevision common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Cablevision common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Cablevision common stock should consult its tax advisor regarding the tax consequences of the Distribution.

Cablevision expects to receive a private letter ruling from the IRS to the effect that, among other things, the Distribution, and certain related transactions, including (i) the contribution by CSC Holdings of certain assets to the Company, (ii) the receipt by CSC Holdings of Company common stock, a portion of the New AMC Networks Debt, and the potential assumption of certain liabilities by the Company and (iii) the expected exchange transaction with           whereby Cablevision or CSC Holdings will transfer such portion of the New AMC Networks Debt to           in return for the transfer to Cablevision or CSC Holdings of $      of outstanding Cablevision or CSC Holdings debt, will qualify for tax-free treatment under the Code to Cablevision, the Company, and holders of Cablevision common stock. In addition, Cablevision expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the Distribution and certain related transactions will qualify for tax-free treatment under the Code to Cablevision, the Company, and holders of Cablevision common stock, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Cablevision common stock upon the receipt of shares of our common stock pursuant to the Distribution, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Cablevision that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion discussed above addresses all of the requirements necessary for the Distribution and certain related transactions to obtain tax-free treatment under the Code and is based on, among other things, certain assumptions and representations made by Cablevision and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts.

On the basis of the ruling and the opinion we expect to receive, and assuming that Cablevision common stock is a capital asset in the hands of a Cablevision stockholder on the Distribution date:

•	Except for any cash received in lieu of a fractional share of our common stock, a Cablevision stockholder will not recognize any income, gain or loss as a result of the receipt of our common stock in the Distribution.

•	A Cablevision stockholder’s holding period for our common stock received in the Distribution will include the period for which that stockholder’s Cablevision common stock was held.

•	A Cablevision stockholder’s tax basis for our common stock received in the Distribution will be determined by allocating to that common stock, on the basis of the relative fair market values of Cablevision common stock and our common stock at the time of the Distribution, a portion of the stockholder’s basis in his or her Cablevision common stock. A Cablevision stockholder’s basis in his or her Cablevision common stock will be decreased by the portion allocated to our common stock. Within a reasonable period of time after the Distribution, Cablevision will provide its stockholders who receive our common stock pursuant to the Distribution a worksheet for calculating their tax bases in our common stock and their Cablevision common stock.

•	The receipt of cash in lieu of a fractional share of our common stock generally will be treated as a sale of the fractional share of our common stock, and a Cablevision stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s basis in the fractional share of our common stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our common stock, as determined above, is greater than one year.

•	Neither we nor Cablevision will recognize a taxable gain or loss as a result of the Distribution.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes then, in general, Cablevision would recognize taxable gain in an amount equal to the excess of the fair market value of the common stock of our Company over Cablevision’s tax basis therein, i.e., as if it had sold the common stock of our Company in a taxable sale for its fair market value. In addition, the receipt by Cablevision’s stockholders of common stock of our Company would be a taxable distribution, and each U.S. holder that participated in the Distribution would recognize a taxable distribution as if the U.S. holder had received a distribution equal to the fair market value of our common stock that was distributed to him or her, which generally would be treated first as a taxable dividend to the extent of Cablevision’s earnings and profits, then as a non-taxable return of capital to the extent of each U.S. holder’s tax basis in his or her Cablevision common stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be disqualified as tax-free to Cablevision and would result in a significant U.S. federal income tax liability to Cablevision (but not to holders of Cablevision common stock) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Cablevision or us. For this purpose, any acquisitions of Cablevision’s stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Cablevision or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Cablevision or we might inadvertently cause or permit a prohibited change in the ownership of Cablevision or us to occur, thereby triggering tax to Cablevision, which could have a material adverse effect. If such an acquisition of our stock or Cablevision’s stock triggers the application of Section 355(e), Cablevision would recognize taxable gain equal to the excess of the fair market value of the common stock of our Company held by it immediately before the Distribution over Cablevision’s tax basis therein, but the Distribution would remain tax-free to each Cablevision stockholder. In certain circumstances, under the Tax Disaffiliation Agreement between Cablevision and us, it is expected that we would be required to indemnify Cablevision against that taxable gain if it were triggered by an acquisition of our stock. See “Certain Relationships and Related Party Transactions — Relationship Between Cablevision and Us After the Distribution — Tax Disaffiliation Agreement” for a more detailed discussion of the Tax Disaffiliation Agreement between Cablevision and us.

Payments of cash in lieu of a fractional share of any common stock of our Company made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain Cablevision stockholders with significant ownership in Cablevision that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Within a reasonable period of time after the Distribution, Cablevision will provide its stockholders who receive our common stock pursuant to the Distribution with the information necessary to comply with such requirement.

Cablevision and the Company have determined that the Company will not be deemed to be a United States real property holding corporation as of the Distribution date, as defined in section 897(c)(2) of the Code.

EACH CABLEVISION STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX

LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

There is not currently a public market for our common stock. We will apply to list our Class A Common Stock on           under the symbol ‘‘          .” It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in our Class A Common Stock will end and regular-way trading will begin. “When-issued trading” refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and           determines transactions are to be settled. “Regular-way trading” refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

We cannot assure you as to the price at which our Class A Common Stock will trade before, on or after the Distribution date. Until our Class A Common Stock is fully distributed and an orderly market develops in our Class A Common Stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our Class A Common Stock and Cablevision NY Group Class A Common Stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of the Cablevision NY Group Class A Common Stock prior to the Distribution. Our Class B Common Stock will not be listed on a securities exchange or publicly traded.

The shares of our common stock distributed to Cablevision stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act. As described under “Shares Eligible for Future Sale — Registration Rights Agreements,” certain persons will have registration rights with respect to our stock.

Reason for Furnishing this Information Statement

This Information Statement is being furnished by Cablevision solely to provide information to stockholders of Cablevision who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We will not update the information in this Information Statement except in the normal course of our respective public disclosure obligations and practices.

RISK FACTORS

You should carefully consider the following risk factors and all the other information contained in this Information Statement in evaluating us and our common stock.

Risks Relating to Our Business

Our business depends on the appeal of our programming to our distributors and our viewers.

Our business depends in part upon viewer preferences and audience acceptance of the programming on our networks. These factors are often unpredictable and volatile, and subject to influences that are beyond our control, such as the quality and appeal of competing programming, general economic conditions and the availability of other entertainment activities. We may not be able to anticipate and react effectively to shifts in tastes and interests in our markets. A change in viewer preferences could cause our programming to decline in popularity, which could cause a reduction in advertising revenues and jeopardize renewal of our contracts with distributors. In addition, our competitors may have more flexible programming arrangements, as well as greater amounts of available content, distribution and capital resources, and may be able to react more quickly than we can to shifts in tastes and interests.

To an increasing extent, the success of our business depends on original programming, and our ability to predict accurately how audiences will respond to our original programming is particularly important. Because original programming often involves a greater degree of commitment on our part, as compared to acquired programming that we license from third parties, and because our network branding strategies depend significantly on a relatively small number of original programs, a failure to anticipate viewer preferences for such programs could be especially detrimental to our business.

In addition, feature films constitute a significant portion of the programming on our AMC, IFC and Sundance Channel programming networks. In general, the popularity of feature-film content on linear television is declining, due in part to the broad availability of such content through an increasing number of distribution platforms. Should the popularity of feature-film programming suffer significant further declines, we may lose viewership or be forced to rely more heavily on original programming, which could increase our costs.

If our programming does not gain the level of audience acceptance we expect, or if we are unable to maintain the popularity of our programming, our ratings may suffer, which will negatively affect advertising revenues, and we may have a diminished bargaining position when dealing with distributors, which could reduce our affiliation fee revenues. We cannot assure you that we will be able to maintain the success of any of our current programming, or generate sufficient demand and market acceptance for our new programming.

If economic instability persists in the United States or in other parts of the world, our results of operations could be adversely affected.

Our business is significantly affected by prevailing economic conditions. We derive substantial revenues from advertising spending by U.S. businesses, and these expenditures are sensitive to general economic conditions and consumer buying patterns. Financial instability or a general decline in economic conditions in the United States could adversely affect advertising rates and volume, resulting in a decrease in our advertising revenues.

Decreases in U.S. consumer discretionary spending may affect cable television and other video service subscriptions, in particular with respect to digital service tiers on which certain of our programming networks are carried. This could lead to a decrease in the number of subscribers receiving our programming from multichannel video distributors, which could have a negative impact on our viewing subscribers and affiliation fee revenues. Similarly, a decrease in viewing subscribers would also have a negative impact on the number of viewers actually watching the programs on our programming networks, which could also impact the rates we are able to charge advertisers.

Furthermore, world-wide financial instability may affect our ability to penetrate new markets. Because our networks are highly distributed in the United States, our ability to expand the scope of our operations internationally is important to the continued growth of our business. Our inability to negotiate favorable affiliation agreements with foreign distributors or to secure advertisers for those markets could negatively affect our results of operations.

A limited number of distributors account for a large portion of our business.

Our programming networks depend upon agreements with a limited number of cable television system operators and other multichannel video distributors. In 2010, Comcast and DirecTV each accounted for at least 10% of our net revenues. The loss of any significant distributor could have a material adverse effect on our revenues.

In addition, we have in some instances made upfront payments to distributors in exchange for additional subscribers or have agreed to waive or accept lower affiliation fees if certain numbers of additional subscribers are provided. We also may help fund our distributors’ efforts to market our programming networks or we may permit distributors to offer promotional periods without payment of subscriber fees. As we continue our efforts to add viewing subscribers, our net revenues may be negatively affected by these deferred carriage fee arrangements, discounted subscriber fees or other payments.

Some of our programming networks’ affiliation agreements will expire in 2011 and 2012 and we cannot assure you that they will be renewed.

Our programming networks have affiliation agreements that will expire in 2011 and 2012. As of December 31, 2010, these affiliation agreements covered approximately 11%, 26%, 19% and 33%, respectively, of the subscribers of AMC, WE tv, IFC and Sundance Channel. Failure to renew these affiliation agreements, or other agreements expiring after this time, could have a material adverse effect on our business. A reduced distribution of our programming networks would adversely affect our affiliation fee revenue, and impact our ability to sell advertising or the rates we charge for such advertising. Even if affiliation agreements are renewed, we cannot assure you that the renewal rates will equal or exceed the rates that we currently charge these distributors.

Furthermore, the largest multichannel video distributors have significant leverage in their relationship with programming networks. The two largest cable distributors provide service to approximately 35 percent of U.S. households receiving cable or DBS service, while the two largest DBS distributors provide service to an additional 33 percent of such households. Further consolidation among multichannel video distributors could increase this leverage.

In some cases, if a distributor is acquired, the affiliation agreement of the acquiring distributor will govern following the acquisition. In those circumstances, the acquisition of a distributor that is party to one or more affiliation agreements with our programming networks on terms that are more favorable to us could adversely impact our financial condition and results of operations.

We are subject to intense competition.

The cable programming industry is highly competitive. Our programming networks compete with other programming networks and other types of video programming services for marketing and distribution by cable and other multichannel video distribution systems. In distributing a programming network, we face competition with other providers of programming networks for the right to be carried by a particular cable or other multichannel video distribution system and for the right to be carried by such system on a particular “tier” of service.

Certain programming networks affiliated with broadcast networks like NBC, ABC, CBS or Fox may have a competitive advantage over our programming networks in obtaining distribution through the “bundling” of carriage agreements for such programming networks with a distributor’s right to carry the affiliated broadcasting network. In addition, our ability to compete with certain programming networks for distribution may be hampered because the cable television or other multichannel video distributors through which we seek distribution may be affiliated with these programming networks. Because such distributors may have a substantial number of subscribers, the ability of such programming networks to obtain distribution on the systems of affiliated distributors may lead to increased affiliation and advertising revenue for such programming networks because of their increased penetration compared to our programming networks. Even if the affiliated distributors carry our programming networks, they may place their affiliated programming network on a more desirable tier, thereby giving their affiliated programming network a competitive advantage over our own. In addition, following the Distribution, we will no longer be owned by Cablevision, which could impact the competitive landscape in which we operate.

In addition to competition for distribution, we also face intense competition for viewing audiences with other cable and broadcast programming networks, home video products and Internet-based video content providers, some of which are part of large diversified entertainment or media companies that have substantially greater resources than us. To the extent that our viewing audiences are eroded by competition with these other sources of programming content, our ratings would decline, negatively affecting advertising revenues, and we may face difficulty renewing affiliation agreements with distributors on acceptable terms, which could cause affiliation fee revenues to decline. In addition, competition for advertisers with these content providers, as well as with other forms of media (including print media, Internet websites and radio), could affect the amount we are able to charge for advertising time on our programming networks, and therefore our advertising revenues.

An important part of our strategy involves exploiting identified markets of the cable television viewing audience that are generally well defined and limited in size. Our programming networks have faced and will continue to face increasing competition obtaining distribution and attracting advertisers as other programming networks seek to serve the same or similar markets.

Our programming networks’ success depends upon the availability of programming that is adequate in quantity and quality.

Our programming networks’ success depends upon the availability of quality programming, particularly original programming and films, that are suitable for our target markets. While we produce some of our original programming, we obtain most of the programming on our networks (including original programming, films and other acquired programming) through agreements with third parties that have produced or control the rights to such programming. These agreements expire at varying times and may be terminated by the other party if we are not in compliance with their terms.

We compete with other programming networks to secure desired programming. Competition for programming has increased as the number of programming networks has increased. Other programming networks that are affiliated with programming sources such as movie or television studios or film libraries may have a competitive advantage over us in this area. In addition to other cable programming networks, we also compete for programming with national broadcast television networks, local broadcast television stations, video-on-demand services and Internet-based content delivery services, such as Netflix, iTunes and Hulu. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries.

We cannot assure you that we will ultimately be successful in negotiating renewals of our programming rights agreements or in negotiating adequate substitute agreements in the event that these agreements expire or are terminated.

Our programming networks have entered into long-term programming acquisition contracts that require substantial payments over long periods of time.

Our programming networks have entered into numerous contracts relating to the acquisition of programming, including rights agreements with film companies. These contracts typically require substantial payments over extended periods of time. We must make the required payments under these contracts even if we do not use the programming.

Increased programming costs may adversely affect profits.

We incur costs for the creative talent, including actors, writers and producers, who create our original programming. Some of our original programming has achieved significant popularity and critical acclaim, which could increase the costs of such programming in the future. An increase in the costs of programming may lead to decreased profitability or otherwise adversely affect our business.

The performance of our business will depend in part on our ability to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business. Additionally, we must adapt to changing consumer behavior driven by advances such as digital video recorders (or “DVRs”), video-on-demand, Internet-based content delivery and mobile devices. Such changes may impact the revenues we are able to generate from our traditional distribution methods, either by decreasing the viewership of our programming networks on cable and other multichannel video distribution systems or by making advertising on our programming networks less valuable to advertisers. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there could be a negative effect on our business.

Our business is limited by regulatory constraints, both domestic and foreign.

Although our business generally is not directly regulated by the Federal Communications Commission (the “FCC”), under the Communications Act of 1934, there are certain FCC regulations that govern our business either directly or indirectly. See “Business — Regulation.” Furthermore, to the extent that regulations and laws, either presently in force or proposed, hinder or stimulate the growth of the cable television and satellite industries, our business will be affected.

The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect our operations.

The regulation of cable television services and satellite carriers is subject to the political process and has been in constant flux over the past two decades. Further material changes in the law and regulatory requirements must be anticipated. We cannot assure you that our business will not be adversely affected by future legislation, new regulation or deregulation.

An important aspect of our growth strategy involves the expansion of our programming networks and brands into markets outside the United States. The distribution of our programming networks in foreign markets is subject to laws and regulations specific to those countries. Changes in laws and regulations of foreign jurisdictions could adversely affect our business and ability to access new foreign markets.

If our technology facility fails or its operations are disrupted, our performance could be hindered.

Our programming is transmitted by our subsidiary, AMC Network Communications. AMC Network Communications uses its technology facility for a variety of purposes, including signal processing, program editing, promotions, creation of programming segments to fill short gaps between featured programs, quality control, and live and recorded playback. Like other facilities, this facility is subject to interruption from fire, lightning, adverse weather conditions and other natural causes. Equipment failure, employee misconduct or outside interference could also disrupt the facility’s services. Although we have an arrangement with a third party to re-broadcast the previous 48 hours of our networks’ programming in the event of a disruption, we currently do not have a backup operations facility for our programming.

In addition, we rely on third-party satellites in order to transmit our programming signals to our distributors. As with all satellites, there is a risk that the satellites we use will be damaged as a result of natural or man-made causes, or will otherwise fail to operate properly. Although we maintain in-orbit protection providing us with back-up satellite transmission facilities should our primary satellites fail, there can be no assurance that such back-up transmission facilities will be effective or will not themselves fail.

Any significant interruption at AMC Network Communications’ technology facility affecting the distribution of our programming, or any failure in satellite transmission of our programming signals, could have an adverse effect on our operating results and financial condition.

We rely on key personnel and artistic talent.

We believe that our future success will depend to a significant extent upon the performance of our senior executives. We do not maintain “key man” insurance. In addition, we depend on the availability of a number of writers, directors, producers and others, who are employees of third-party production companies that create our original programming. The loss of any significant personnel or talent could have an adverse effect on our business.

Risks Related to the Distribution and the Financing Transactions

Our substantial debt and high leverage could adversely affect our business.

Following this offering, we will have a significant amount of debt. On the pro forma basis described under “Unaudited Pro Forma Consolidated Financial Information,” assuming we had completed the Distribution and the financing transactions described in this Information Statement (including incurrence of the New AMC Networks Debt) as of December 31, 2010, we would have had $      million of total debt, $      million of which would have been senior secured debt under our new senior secured credit facilities and $      million of which would have been senior unsecured debt.

Our substantial amount of debt could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future programming investments, capital expenditures, working capital, business activities and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared with our competitors; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, as described under “Description of Financing Transactions and Certain Indebtedness,” we will incur, in connection with the Distribution, a significant amount of debt for which we will not receive any cash proceeds, but which will instead be issued to Cablevision in partial consideration for the transfer to us of the cable programming networks and related businesses described in this Information Statement and currently owned by Cablevision’s RMH subsidiary. As a result, we will significantly increase the amount of leverage in our business. This will increase the riskiness of our business and of an investment in our common stock.

A substantial portion of our debt will bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into hedging agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Because there has not been any public market for our common stock, the market price and trading volume of our Common Stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the Distribution.

Prior to the Distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this Information Statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.

The combined post-distribution value of Cablevision and AMC Networks shares may not equal or exceed the pre-distribution value of Cablevision shares.

After the Distribution, Cablevision NY Group Class A Shares will continue to be listed and traded on the New York Stock Exchange. We will apply for AMC Networks Inc. Class A Common Stock to be listed on           under the symbol “           .” We cannot assure you that the combined trading prices of Cablevision NY Group Class A Shares and AMC Networks Inc. Class A Common Stock after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Cablevision NY Group Class A Shares prior to the Distribution. Until the market has fully evaluated the business of Cablevision without the business of AMC Networks, the price at which Cablevision NY Group Class A Shares trade may fluctuate significantly. Similarly, until the market has fully evaluated the business of AMC Networks, the price at which shares of AMC Networks Inc. Class A Common Stock trade may fluctuate significantly.

The agreements governing our debt, including our new senior secured credit facilities and the indenture governing our senior unsecured notes, contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreement governing our new senior secured credit facilities and the indenture governing our senior unsecured notes will contain covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make specified types of investments;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

Our new senior secured credit facility will also require us to comply with specified financial ratios and tests, including, but not limited to, leverage ratios limiting the amount of our total debt and our senior debt to multiples of our annualized cash flow, an interest coverage ratio requiring that our trailing six-month cash flow exceed a multiple of our interest expense, and a debt service coverage ratio requiring that our annualized cash flow exceed a multiple of our debt service requirements.

See “Description of Financing Transactions and Certain Indebtedness — Senior Secured Credit Facilities” and “— Senior Notes” for details of these financial ratios and tests.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

The Distribution could result in significant tax liability.

Cablevision expects to receive a private letter ruling from the IRS to the effect that, among other things, the Distribution, and certain related transactions, including (i) the contribution by CSC Holdings of certain assets to the Company, (ii) the receipt by CSC Holdings of Company common stock, a portion of the New AMC Networks Debt, and the potential assumption of certain liabilities by the Company and (iii) the expected exchange transaction with           whereby Cablevision or CSC Holdings will transfer such portion of the New AMC Networks Debt to           in return for the transfer to Cablevision or CSC Holdings of $      of outstanding Cablevision or CSC Holdings debt, will qualify for tax-free treatment under the Code to Cablevision, the Company, and holders of Cablevision common stock. In addition, Cablevision expects to obtain an opinion from Sullivan & Cromwell LLP substantially to the effect that, among other things, the Distribution and certain related transactions will qualify for tax-free treatment under the Code to Cablevision, the Company, and holders of Cablevision common stock, and that accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Cablevision common stock upon the receipt of shares of our common stock pursuant to the Distribution, except to the extent such holder receives cash in lieu of fractional shares of our common stock.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the ruling is based upon representations by Cablevision that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion discussed above addresses all of the requirements necessary for the Distribution and certain related transactions to obtain tax-free treatment under the Code and is based on, among other things, certain assumptions and representations made by Cablevision and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in such opinion. The opinion will not be binding on the IRS or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Cablevision would be subject to tax as if it had sold the common stock of our Company in a taxable sale for its fair market value. Cablevision’s stockholders would be subject to tax as if they had received a distribution equal to the fair market value of our common stock that was distributed to them, which generally would be treated first as a taxable dividend to the extent of Cablevision’s earnings and profits, then as a non-taxable return of capital to the extent of each stockholder’s tax basis in his or her Cablevision stock, and thereafter as capital gain with respect to the remaining value. It is expected that the amount of any such taxes to Cablevision’s stockholders and Cablevision would be substantial. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

We may have a significant indemnity obligation to Cablevision if the Distribution is treated as a taxable transaction.

We will enter into a Tax Disaffiliation Agreement with Cablevision, which will set out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of IRS and other audits. Pursuant to the Tax Disaffiliation Agreement, we will be required to indemnify Cablevision for losses and taxes of Cablevision resulting from the breach of certain covenants and for certain taxable gain recognized by Cablevision, including as a result of certain acquisitions of our stock or assets. If we are required to indemnify Cablevision under the circumstances set forth in the Tax Disaffiliation Agreement, we may be subject to substantial liabilities, which could materially adversely affect our financial position.

The tax rules applicable to the Distribution may restrict us from engaging in certain corporate transactions or from raising equity capital beyond certain thresholds for a period of time after the Distribution.

To preserve the tax-free treatment of the Distribution to Cablevision and its stockholders, under the Tax Disaffiliation Agreement with Cablevision, for the two-year period following the Distribution, we will be subject to restrictions with respect to:

•	entering into any transaction pursuant to which 50% or more of our equity securities or assets would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities, if any such issuances would, in the aggregate, constitute 50% or more of the voting power or value of our capital stock;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents (i) affecting the relative voting rights of our stock or (ii) converting one class of our stock to another;

•	liquidating or partially liquidating; and

•	taking any other action that prevents the Distribution and related transactions from being tax-free.

These restrictions may limit our ability during such period to pursue strategic transactions of a certain magnitude that involve the issuance or acquisition of our stock or engage in new businesses or other transactions that might increase the value of our business. These restrictions may also limit our ability to raise significant amounts of cash through the issuance of stock, especially if our stock price were to suffer substantial declines, or through the sale of certain of our assets. For more information, see the sections entitled “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions — Relationship Between Cablevision and Us After the Distribution — Tax Disaffiliation Agreement.”

We do not have an operating history as a public company.

In the past, we relied on Cablevision for various financial, operational and managerial resources in conducting our businesses. Following the Distribution, we will maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so.

Our historical financial results as a business segment of Cablevision and our unaudited pro forma consolidated financial statements may not be representative of our results as a separate, stand-alone company.

The historical financial information we have included in this Information Statement has been derived from the consolidated financial statements and accounting records of Cablevision and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented. Although Cablevision accounted for our Company as a business segment, we were not operated as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our consolidated financial statements include an allocation for certain corporate functions historically provided by Cablevision, including general corporate expenses and employee benefits and incentives. These allocations were based on what we and Cablevision considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. Our historical costs have also included a management fee paid to Cablevision based upon certain of our revenues. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma financial information set forth under “Unaudited Pro Forma Consolidated Financial Information” reflects changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that this unaudited pro forma consolidated financial information will reflect our costs as a separate, stand-alone company.

Our ability to operate our business effectively may suffer if we do not, quickly and effectively, establish our own financial, administrative and other support functions in order to operate as a separate, stand-alone company, and we cannot assure you that the transition services Cablevision has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources of Cablevision to support the operation of our business. In conjunction with our separation from Cablevision, we will need to expand our financial, administrative and other support systems or contract with third parties to replace certain of Cablevision’s systems. Any failure or significant downtime in our own financial or administrative systems or in Cablevision’s financial or administrative systems during the transition period could impact our results or prevent us from performing other administrative services and financial reporting on a timely basis and could materially harm our business, financial condition and results of operations.

We may incur material costs and expenses as a result of our separation from Cablevision.

We may incur costs and expenses greater than those we currently incur as a result of our separation from Cablevision. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human resources related functions. Although Cablevision will continue to provide certain of these services to us under a transition services agreement, such services are for a limited period of time. We cannot assure you that these costs will not be material to our business.

If, following the Distribution, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on their audit of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

We are controlled by the Dolan family.

We have two classes of common stock:

•	Class B Common Stock, which is generally entitled to ten votes per share and is entitled collectively to elect 75% of our Board of Directors, and

•	Class A Common Stock, which is entitled to one vote per share and is entitled collectively to elect the remaining 25% of our Board of Directors.

As of the Distribution date, the Dolan family, including trusts for the benefit of members of the Dolan family, will collectively own all of our Class B Common Stock, less than     % of our outstanding Class A Common Stock and approximately     % of the total voting power of all our outstanding common stock. Of this amount, Cablevision’s Chairman, Charles F. Dolan, and his spouse will control approximately     % of our outstanding Class B Common Stock, less than     % of our outstanding Class A Common Stock and approximately     % of the total voting power of all our outstanding common stock. The members of the Dolan family holding Class B Common Stock will execute prior to the Distribution a stockholders agreement pursuant to which, among other things, the voting power of the holders of our Class B Common Stock will be cast as a block with respect to all matters to be voted on by holders of Class B Common Stock. The Dolan family is able to prevent a change in control of our Company and no person interested in acquiring us will be able to do so without obtaining the consent of the Dolan family.

Charles F. Dolan, members of his family and certain related family entities, by virtue of their stock ownership, have the power to elect all of our directors subject to election by holders of Class B Common Stock and are able collectively to control stockholder decisions on matters on which holders of all classes of our common stock vote together as a single class. These matters could include the amendment of some provisions of our certificate of incorporation and the approval of fundamental corporate transactions.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Class B Common Stock, voting separately as a class, is required to approve:

•	the authorization or issuance of any additional shares of Class B Common Stock, and

•	any amendment, alteration or repeal of any of the provisions of our certificate of incorporation that adversely affects the powers, preferences or rights of the Class B Common Stock.

As a result, Charles F. Dolan, members of his family and certain related family entities also collectively have the power to prevent such issuance or amendment.

The members of the Dolan family group will enter into an agreement with the Company in which they agree that during the 12-month period beginning on the Distribution date, the Dolan family group must obtain the prior approval of a majority of the Company’s independent directors prior to acquiring common stock of the Company through a tender offer that results in members of the Dolan family group owning more than 50% of the total number of outstanding shares of common stock of the Company. For purposes of this agreement, the term “independent directors” means the directors of the Company who have been determined by our Board of Directors to be independent directors for purposes of           corporate governance standards.

We will be a “controlled company” for          purposes which allows us not to comply with all of the corporate governance rules of          .

We have been informed that prior to the Distribution, Charles F. Dolan, members of his family and certain related family entities will enter into a stockholders agreement relating, among other things, to the voting of their shares of our Class B Common Stock. As a result, following the Distribution, we will be a “controlled company” under the corporate governance rules of          . As a controlled company, we will have the right to elect not to comply with the corporate governance rules of           requiring: (i) a majority of independent directors on our Board of Directors, (ii) an independent compensation committee and (iii) an independent corporate governance and nominating committee. We expect our Board of Directors to elect for the Company to be treated as a “controlled company” under           corporate governance rules because of our status as a controlled company.

Future stock sales could adversely affect the trading price of our Class A Common Stock following the Distribution.

All of the shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Shares Eligible for Future Sale.” Further, we plan to file a registration statement to cover the shares issued under our equity-based benefit plans.

As described under “Shares Eligible for Future Sale — Registration Rights Agreements,” certain parties have registration rights covering a portion of our shares. We will enter into registration rights agreements with Charles F. Dolan, members of his family, certain Dolan family interests and the Dolan Family Foundations that provide them with “demand” and “piggyback” registration rights with respect to approximately           shares of Class A Common Stock, including shares issuable upon conversion of shares of Class B Common Stock. Sales of a substantial number of shares of Class A Common Stock could adversely affect the market price of the Class A Common Stock and could impair our future ability to raise capital through an offering of our equity securities.

We share certain directors with Cablevision and Madison Square Garden, Inc., which may give rise to conflicts.

Following the Distribution,          members of our Board of Directors will also be directors of Cablevision and/or Madison Square Garden, Inc. (“MSG”), an affiliate of Cablevision. These directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we on one hand, and Cablevision or MSG on the other hand, consider acquisitions and other corporate opportunities that may be suitable for us and either or both of them. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Cablevision or MSG and us. In addition, after the Distribution, certain of our directors and officers will continue to own Cablevision or MSG stock and options to purchase Cablevision or MSG stock, as well as cash performance awards with any payout based on Cablevision’s or MSG’s performance, which they acquired or were granted prior to the Distribution, including          . These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company, Cablevision or MSG. See “Certain Relationships and Related Party Transactions — Certain Relationships and Potential Conflicts of Interest” for a discussion of certain procedures we will institute to help ameliorate such potential conflicts that may arise.

Our overlapping directors with Cablevision and Madison Square Garden may result in the diversion of corporate opportunities to and other conflicts with Cablevision or Madison Square Garden and provisions in our amended and restated certificate of incorporation may provide us no remedy in that circumstance.

The Company’s amended and restated certificate of incorporation will acknowledge that directors and officers of the Company may also be serving as directors, officers, employees, consultants or agents of Cablevision and its subsidiaries or MSG and its subsidiaries and that the Company may engage in material business transactions with such entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that no director or officer of the Company who is also serving as a director, officer, employee, consultant or agent of Cablevision and its subsidiaries or MSG and its subsidiaries will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise exist by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our certificate of incorporation) to Cablevision or any of its subsidiaries or MSG or any of its subsidiaries instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, assignments and transactions (and amendments, modifications or terminations thereof) between the Company and Cablevision or any of its subsidiaries or MSG or any of its subsidiaries and, to the fullest extent permitted by law, provide that the actions of the overlapping directors or officers in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

BUSINESS

AMC Networks Inc. was incorporated on March 9, 2011 as an indirect, wholly-owned subsidiary of Cablevision Systems Corporation (“Cablevision”). Our principal executive offices are located at 11 Penn Plaza, New York, NY 10001, and our telephone number is (212) 324-8500.

Cablevision’s board of directors approved the Distribution on          , 2011 and the Company thereafter acquired 100% of the limited liability company interests in RMH, the subsidiary of Cablevision through which Cablevision has historically owned the businesses described in this Information Statement. Where we describe in this Information Statement our business activities, we do so as if the transfer of RMH to AMC Networks Inc. had already occurred. Unless the context otherwise requires, all references to “we,” “our,” “us,” “AMC Networks” or the “Company” refer to AMC Networks Inc., together with its direct and indirect subsidiaries. “AMC Networks Inc.” refers to AMC Networks Inc. individually as a separate entity.

Our Company

AMC Networks owns and operates several of cable television’s most recognized brands delivering high quality content to audiences and a valuable platform to distributors and advertisers. Since our founding in 1980, we have been a pioneer in the cable television programming industry, having created or developed some of the leading programming networks. We have, since our inception, focused on programming of film and original productions, including through our creation of Bravo and AMC in 1980 and 1984, respectively. Bravo, which we sold to NBC Universal in 2002, was the first network dedicated to film and the performing arts. We have continued this dedication to quality programming and storytelling through our creation of The Independent Film Channel (today known as IFC) in 1994 and WE tv (which we launched as Romance Classics in 1997), and our acquisition of Sundance Channel in 2008.

We manage our business through two reportable operating segments: (i) National Networks, which includes AMC, WE tv, IFC and Sundance Channel; and (ii) International and Other, which includes AMC/Sundance Channel Global, our international programming business; IFC Entertainment, our independent film distribution business; and AMC Network Communications, our network technical services business. Our National Networks are distributed throughout the United States via cable and other multichannel distribution platforms, including DBS and platforms operated by telecommunications providers. In addition to our extensive U.S. distribution, AMC, IFC and Sundance Channel are available in Canada and Sundance Channel and WE tv are available in other countries throughout Europe and Asia. We earn revenue principally from the affiliation fees paid by distributors to carry our programming networks and from advertising sales. In 2010, affiliation fees and advertising sales accounted for 57% and 37%, respectively, of our total net revenues.

Our Strengths

Our strengths include:

Strong Industry Presence and Portfolio of Brands.  We have operated in the cable programming industry for more than 30 years and over this time we have continually enhanced the value of our network portfolio. Our programming network brands are well known and well regarded by our key constituents — our viewers, distributors and advertisers — and have developed strong followings within their respective targeted demographics, increasing our value to distributors and advertisers. AMC (which targets adults aged 25 to 54), WE tv (which targets women aged 18 to 49), IFC (which targets men aged 18 to 49) and Sundance Channel (which targets adults aged 25 to 54) have established themselves as important within their respective markets. Our deep and established presence in the industry lends us a high degree of credibility with distributors and content producers, and helps provide us with stable affiliate and studio relationships, advantageous channel placements and heightened viewer engagement.

Broad Distribution and Penetration of our National Networks.  Our national networks are broadly distributed in the United States. AMC, WE tv, IFC and Sundance Channel are each carried by all major multichannel video distributors. Our national networks are available to a significant percentage of subscribers in these distributors’ systems. This broad distribution and penetration provides us with a strong national platform on which to maintain, promote and grow our business.

Compelling Programming.  We continually refine our mix of programming and, in addition to our popular film programming, have increasingly focused on highly visible, critically acclaimed original programming, including the award-winning Mad Men, Breaking Bad and other popular series and shows, such as The Walking Dead, Bridezillas, Portlandia, The Onion News Network and Brick City. Our focus on quality original programming, targeted towards the audiences we seek to reach, has allowed us to increase in recent years our programming networks’ ratings and their viewership within their respective targeted demographics.

Recurring Revenue from Affiliation Agreements.  Our affiliation agreements with multichannel video distributors generate a recurring source of revenue. We generally seek to structure these agreements so that they are long-term in nature and to stagger their expiration dates, thereby increasing the predictability and stability of our affiliation fee revenues.

Desirable Advertising Platform.  Our national networks have a strong connection with each of their respective targeted demographics, which makes our programming networks an attractive platform to advertisers. Although all of our programming networks were originally operated without advertising, we have been incrementally migrating our portfolio to an advertiser-supported model. We have experienced significant growth in our advertising revenues in recent years, which has allowed us to develop high-quality programming.

Attractive Financial Profile.  We have a portfolio that includes higher-margin programming networks and faster-growing programming networks, through which we seek to grow both revenue and operating income. Our revenues, net, operating income and AOCF increased at annual growth rates in 2010 versus the prior year of 10.7%, 17.7% and 10.2%, respectively. We achieved operating income margins and AOCF margins of 13.5%, 24.4% and 26.0%, and 32.0%, 37.4%, and 37.2%, respectively, in 2008, 2009 and 2010. For a reconciliation of AOCF, a non-GAAP financial measure, to operating income see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Statement of Operations Data.”

Our Strategy

Our strategy is to maintain and improve our position as a leading programming and entertainment company by owning and operating several of the most popular and award-winning brands in cable television that create engagement with audiences globally across multiple media platforms. The key focuses of our strategy are:

Continued Development of High-Quality Original Programming.  We intend to continue developing strong original programming across all of our programming networks to enhance our brands, strengthen our relationship with our viewers, distributors and advertisers, and increase distribution and audience ratings. We believe that our continued investment in original programming supports future growth in our two principal revenue streams — affiliation fee revenue from our distributors and advertising revenue. We also intend to expand the deployment of our original programming across multiple distribution platforms.

Increased Distribution of our Programming Networks.  Of our four national networks, only AMC is fully distributed in the United States. We intend to seek increased distribution of our other national networks to grow affiliate and advertising revenues. In addition, we have begun to expand the distribution of our programming networks around the globe. We first expanded beyond the U.S. market with the launch in Canada of IFC (in 2001) and AMC (in 2006), and we have recently also launched Sundance Channel in the Canadian market. We are building on this base by distributing an international version of Sundance Channel, which is currently distributed in four countries in Europe and two countries in Asia, with additional expansion planned in 2011 and future years. We have also launched an international version of WE tv in three countries in Asia, with further expansion planned in other Asian markets.

Continued Growth of Advertising Revenue.  We have a proven track record of significantly increasing revenue by introducing advertising on networks that were previously not advertiser supported. We first accomplished this in 2002, when we moved AMC and WE tv to an advertiser-supported model. Most recently, in December 2010, we moved IFC to such a model. We seek to continue to evolve the programming on each of our networks to achieve even stronger viewer engagement within their respective core targeted demographics, thereby increasing the value of our programming to advertisers and allowing us to obtain higher advertising rates. For example, we have begun to refine the programming mix on IFC to include alternative comedy programming, such as The Onion News Network and Portlandia, in order to increase IFC’s appeal to its targeted demographic of men aged 18 to 49. We are also continuing to seek additional advertising revenue at AMC and WE tv through higher Nielsen ratings in desirable demographics.

Increased Control of Content.  We believe that control (including long-term contract arrangements) and ownership of content is becoming increasingly important, and we intend to increase our control position over our programming content. We already control, own or have long-term license agreements covering significant portions of our content across our programming networks as well as in our independent film distribution business operated by IFC Entertainment. We intend to continue to focus on obtaining the broadest possible control rights (both as to territory and platforms) for our content.

Exploitation of Emerging Media Platforms.  The technological landscape surrounding the distribution of entertainment content is continuously evolving as new digital platforms emerge. We intend to distribute our content across as many of these new platforms as possible, when it makes business sense to do so, so that our viewers can access our content where, when and how they want it. To that end, our programming networks are allowing many of our distributors to offer our content to subscribers on computers and other digital devices, and on video-on-demand platforms, all of which permit subscribers to access programs at their convenience. We also have launched our own direct-to-consumer digital platform, SundanceNow, which makes our IFC Entertainment library of independent films available to consumers in the United States and around the globe, and have made some of our content available on third-party digital platforms like iTunes and Netflix. Our national networks each host dedicated websites that promote their brands, provide programming information and provide access to content. In addition, AMC has acquired the film-focused websites filmsite.org and filmcritic.com, which together with amctv.com deliver over 5 million unique visitors each month.

National Networks

We own four nationally distributed entertainment programming networks: AMC, WE tv, IFC and Sundance Channel (which we acquired in June 2008), each of which are available to our distributors in high-definition and standard-definition formats. Our programming networks principally generate their revenues from affiliation fees paid by multichannel video distributors and from the sale of advertising, although we also earn ancillary revenues from sources such as digital and international program sales. As of December 31, 2010, AMC, WE tv and IFC had 96.4 million, 76.8 million and 62.7 million Nielsen subscribers, respectively, and Sundance Channel had 39.9 million viewing subscribers (for a discussion of the difference between Nielsen subscribers and viewing subscribers, see “— Subscriber and Viewer Measurement”). Our National Networks segment also includes Wedding Central, a wedding-themed programming network available through a small number of distributors.

AMC

AMC is a television network focused on the highest quality storytelling — both originally produced and curated, and delivered in series and feature-film form. AMC’s programming includes Emmy and Golden Globe Award-winning or nominated original scripted dramatic television series such as Mad Men, Breaking Bad and The Walking Dead, occasional mini-series such as Broken Trail and The Prisoner, and unscripted series and packaged movie events such as Storymakers, DVDtv and AMC News. In addition, with a comprehensive library of popular films, AMC also offers movie-based entertainment.

We launched AMC in 1984, and over the past several years it has garnered many of the industry’s highest honors, including 23 Emmy Awards, 4 Golden Globe Awards, 2 Screen Actors Guild Awards, 2 Peabody Awards, and 4 consecutive American Film Institute (AFI) Awards for Top 10 Most Outstanding Television Programs of the Year. AMC is the only cable network in history to win the Emmy Award for Outstanding Drama Series three years in a row, as well as the Golden Globe Award for Best Television Series — Drama for three consecutive years.

AMC’s film library consists of films that are licensed from major studios such as Twentieth Century Fox, Warner Bros., Sony, MGM, NBC Universal, Paramount and Buena Vista under long-term contracts. AMC generally structures its contracts for the exclusive cable television right to air the films during identified windows.

AMC Subscribers and Affiliation Agreements.  As of December 31, 2010, AMC had affiliation agreements with all major multichannel video distributors and reached approximately 96 million Nielsen subscribers.

Historical Subscribers — AMC

	2010	2009	2008
	(In millions)

Nielsen Subscribers (at year-end)	96.4	95.2	94.5
Growth from Prior Year-end	1.3%	0.7%	0.6%

Approximately 89% of AMC’s subscribers are under affiliation agreements that expire after December 31, 2012.

WE tv

WE tv offers compelling, entertaining stories and focuses on programming of particular interest to women, with an emphasis on life events such as weddings, having children and raising a family. The programming features original series and specials, as well as feature films. WE tv’s schedule includes original series such as Bridezillas, My Fair Wedding with David Tutera, Joan and Melissa: Joan Knows Best? and Downsized. Additionally, WE tv’s programming includes series such as Ghost Whisperer, Charmed and Golden Girls. WE tv has the exclusive license rights to certain films from studios such as Paramount, Sony and Warner Bros.

WE tv Subscribers and Affiliation Agreements.  As of December 31, 2010, WE tv had affiliation agreements with all major multichannel video distributors and reached approximately 77 million Nielsen subscribers.

Historical Subscribers — WE tv

	2010	2009	2008
	(In millions)

Nielsen Subscribers (at year-end)	76.8	74.9	72.0
Growth from Prior Year-end	2.5%	4.0%	5.9%

Approximately 74% of WE tv’s subscribers are under affiliation agreements that expire after December 31, 2012.

IFC

IFC is a network dedicated to presenting an independent, alternative mindset through programming focused on independent film and original alternative comedy series. Since its launch in 1994, IFC has developed television programming that challenges the conventions of storytelling and provides a unique perspective to its audiences through its original series, notable independent film collection and cult television shows. Its library includes films from the most significant independent film distributors including Fox

Searchlight, Miramax, Sony Classics, IFC Entertainment and Lionsgate. The network’s original content includes the David Cross comedy The Increasingly Poor Decisions of Todd Margaret, The Onion News Network and Portlandia. In addition, IFC provides viewers with access to must-see festivals and events around the country, including the annual South-by-Southwest film and music festival and, for the past decade, IFC has been the exclusive home of The Independent Spirit Awards, the largest award show for independent movies.

IFC Subscribers and Affiliation Agreements.  As of December 31, 2010, IFC had affiliation agreements with all major multichannel video distributors and reached approximately 63 million Nielsen subscribers.

Historical Subscribers — IFC

	2010	2009	2008
	(In millions)

Nielsen Subscribers (at year-end)	62.7	60.4	58.7
Growth from Prior Year-end	3.8%	2.9%	7.6%

Approximately 81% of IFC’s subscribers are under affiliation agreements that expire after December 31, 2012.

Sundance Channel

Sundance Channel is the television destination for independent-minded viewers. Benefitting from its relationship with the Sundance Institute and the renowned Sundance Film Festival, the network features independent films and original series showcasing innovative people and ideas in areas like invention, design, travel, enterprise and fashion. Launched in 1996 and acquired by us in 2008, Sundance Channel’s programming celebrates fresh talent and seeks to champion new ideas.

Sundance Channel’s original series engage viewers across a number of platforms, and include unscripted shows such as the Peabody Award-winning franchise Brick City, innovative multi-platform fashion programming under the Full Frontal Fashion label, the celebrity vehicle Shoebox Sessions and other new series that highlight what’s just about to hit in the world of product-design, pop-culture, style and food. Sundance Channel’s first scripted mini-series Carlos aired in fall 2010 to great critical acclaim, including winning the 2011 Golden Globe Award for Best Mini-Series or Motion Picture Made for Television.

Sundance Channel Subscribers and Affiliation Agreements.  As of December 31, 2010, Sundance Channel had affiliation agreements with all major multichannel video distributors and reached approximately 40 million viewing subscribers. Sundance Channel currently generates advertising revenue from sponsorship arrangements and promotional breaks, rather than traditional advertising spots.

Historical Subscribers — Sundance Channel

	2010	2009	2008
	(In millions)

Viewing Subscribers* (at year-end)	39.9	37.9	30.8
Growth from Prior Year-end	5.3%	23.1%	9.8%

*	Subscriber counts are based on internal management reports and represent viewing subscribers. For a discussion of the differences between Nielsen subscribers and viewing subscribers, see “— Subscriber and Viewer Measurement.”

Approximately 67% of Sundance Channel’s subscribers are under affiliation agreements that expire after December 31, 2012.

International and Other

In addition to our National Networks, we also operate AMC/Sundance Channel Global, which is our international programming business; IFC Entertainment, our independent film distribution business; and

AMC Network Communications, our network technical services business. Our International and Other segment also includes VOOM HD, an international programming service that we are in the process of winding-down.

AMC/Sundance Channel Global

AMC/Sundance Channel Global’s business principally consists of four distinct channels in six languages spread across eight countries, focusing primarily on AMC in Canada and global versions of the Sundance and WE tv brands. Principally generating revenues from affiliation fees, AMC/Sundance Channel Global reached approximately 8 million viewing subscribers in Canada, Europe and Asia as of December 31, 2010, and has broad availability to distributors in Europe and in Asia through satellite delivery that can facilitate future expansion.

Sundance Channel — International

An internationally-recognized brand, Sundance Channel’s global services provide not only the best of the independent film world but also feature certain content from AMC, IFC, Sundance, and IFC Films, as well as a unique pipeline of international content, in an effort to provide distinctive programming to an upscale audience.

The ability of Sundance Channel to offer content in standard definition and high definition across multiple platforms provides value to distributors and opportunity for expansion into additional international markets. The international version of Sundance Channel is available in France, Belgium, the Netherlands, Poland, South Korea and Singapore; and provides programming in French, Dutch, Polish, Korean, and Mandarin. The network is distributed via satellite in Asia, and has a substantial satellite footprint (which extends from the Philippines to the Middle East, and from Russia to Australia).

Canada

We provide programming to the Canadian market through our AMC, IFC and Sundance Channel brands, which are distributed through affiliation arrangements with the three major Canadian multichannel video distributors and through trademark license and content distribution arrangements with Canadian programming outlets. Our first Canadian service began in 2001, when we launched an IFC-branded network. In 2006, we launched AMC Canada as a service that provides essentially the same programming as the U.S. version of the network. AMC Canada has today achieved near-full distribution in the Canadian market. In 2010, we launched a Sundance Channel-branded network in Canada.

WE tv Asia

Providing programming in the Korean and Mandarin languages, WE tv Asia provides a selection of the best domestic programming from the WE tv U.S. network with programs like Bridezillas and My Fair Wedding with David Tutera, and some of the best of other female-oriented networks in the United States, such as Tabatha’s Salon Takeover and Tori & Dean. With the same broad satellite footprint as Sundance Channel — International, WE tv Asia is available in South Korea, Singapore and Hong Kong and also presents significant opportunities for expansion into new Asian markets.

IFC Entertainment

IFC Entertainment encompasses our independent film distribution business, making independent films available to a national audience by initially releasing them in theaters and on video-on-demand platforms. IFC Entertainment consists of multiple brands, including Sundance Selects, IFC Films and IFC Midnight, which distribute critically acclaimed independent films across virtually all available media platforms, including theatrically and via video-on-demand, DVDs, cable television, and streaming to computers and other electronic devices. IFC Entertainment also operates the IFC Center, the DOC NYC festival and SundanceNow. Most IFC Films, IFC Midnight and Sundance Selects titles are available on-demand on the same day that they are first distributed theatrically. The on-demand services are currently offered to IFC’s distributors as well as being carried by other multichannel video distributors throughout the United States. Recently released films include

The Killer Inside Me, The Human Centipede, Joan Rivers: A Piece of Work, The Art of the Steal and Tiny Furniture. IFC Entertainment has a film library consisting of more than 400 titles.

As part of its strategy to encourage the growth of the marketplace for independent film, IFC Entertainment also operates the IFC Center, DOC NYC and SundanceNow. The IFC Center, a five-screen cinema with HD digital and 35mm projection capabilities, shows art-house films in the heart of New York’s Greenwich Village, while DOC NYC is a festival celebrating documentary storytelling in film, photography, prose and other media. IFC Entertainment is also focusing on new distribution platforms for our content, and recently launched SundanceNow, our direct-to-consumer digital platform, which makes our IFC Entertainment library of independent films available to consumers in the United States and around the globe.

AMC Network Communications

AMC Network Communications is a full-service network programming feed origination and distribution company, supplying an array of services to the network programming industry. AMC Network Communications’ operations are housed in Bethpage, New York, where AMC Network Communications consolidates origination and satellite communications functions in a 55,000 square-foot facility designed to keep AMC Networks at the forefront of network origination and distribution technology. AMC Network Communications has nearly 30 years experience across its network services groups, including affiliate engineering, network operations, traffic and scheduling that provide day-to-day delivery of any programming network, in high definition or standard definition.

Currently, AMC Network Communications is responsible for the origination of 38 programming feeds for national and international distribution. AMC Network Communications’ current clients include AMC Networks’ own national networks, as well as third-party and affiliated clients including fuse, MSG Network, MSG Plus, MSG Varsity, two Comcast Sports networks, an FSN regional sports network, SNY and Mid Atlantic Sports Network.

Content Rights and Development

The programming on our networks includes original programming that we control, either through outright ownership or through long-term licensing arrangements, and acquired programming that we license from studios and other rights holders.

Original Programming

We contract with independent production companies, including Lionsgate Entertainment, Sony Productions, September Films and Pilgrim Films and Television, to produce most of the original programming that appears on our programming networks. These contractual arrangements either provide us with outright ownership of the programming, in which case we hold all programming and other rights to the content, or they consist of a long-term license, which provides us with exclusive rights to exhibit the content on our programming networks, but may be limited in terms of specific geographic markets or distribution platforms. We currently self produce one of our original series — AMC’s The Walking Dead.

In addition to The Walking Dead, the original programming that we own outright includes My Fair Wedding with David Tutera, Downsized, Joan and Melissa: Joan Knows Best?, Iconoclasts and Brick City. We may freely exhibit this programming on our networks or through other distribution platforms, both in the United States and in international markets. We may also license this content to other programming networks or distribution platforms.

We hold long-term licenses for original programming that includes Mad Men, Breaking Bad and Bridezillas. These licensing arrangements give us the exclusive right for certain periods of time to exhibit the shows on our programming networks within the United States and, in some cases, in international markets. These licenses may also give us the right to exploit the programming on additional distribution platforms (such as video-on-demand and mobile devices) within our licensed territory. The license agreements are typically of multi-season duration and provide us with a right of first negotiation or a right of first refusal on the renewal of the license for additional programming seasons.

Acquired Programming

The majority of the content on our programming networks consists of existing films, episodic series and specials that we acquire pursuant to rights agreements with film studios, production companies or other rights holders. This acquired programming includes episodic series such as Golden Girls and Arrested Development, as well as an extensive film library. The rights agreements for this content are of varying duration and generally permit our programming networks to carry these series, films and other programming during certain window periods.

Affiliation Agreements

Affiliation Agreements and Significant Customers.  Our programming networks are distributed to our viewing audience pursuant to affiliation agreements with multichannel video distributors. These agreements, which typically have durations of several years, require us to deliver programming that meets certain standards set forth in the agreement. We earn affiliation fees under these agreements, generally based upon the number of each distributor’s subscribers who receive our programming or, in some cases, based on a fixed contractual monthly fee. Our affiliation agreements also give us the right to sell a specific amount of national advertising time on our programming networks.

Our programming networks’ existing affiliation agreements expire at various dates, and some are due to expire in 2011 and 2012. Failure to renew important affiliation agreements, or the termination of those agreements, could have a material adverse effect on our business, and, even if affiliation agreements are renewed, there can be no assurance that renewal rates will equal or exceed the rates that are currently being charged. We have never failed to renew an agreement with any of our top ten distributors, although agreements have sometimes expired before the renewal was fully negotiated and finalized (in such cases, carriage of our programming networks continued unaffected during the periods in which the agreements were being negotiated).

In 2010, Comcast and DirecTV each accounted for at least 10% of our total net revenues.

We frequently negotiate with distributors in an effort to increase their subscriber base for our networks. We have in some instances made upfront payments to distributors in exchange for these additional subscribers or agreed to waive or accept lower subscriber fees if certain numbers of additional subscribers are provided. We also may help fund the distributors’ efforts to market our programming networks or we may permit distributors to offer limited promotional periods without payment of subscriber fees. As we continue our efforts to add subscribers, our subscriber revenue may be negatively affected by such deferred carriage fee arrangements, discounted subscriber fees and other payments; however, we believe that these transactions generate a positive return on investment over the contract period.

Subscriber and Viewer Measurement

The number of subscribers receiving our programming from multichannel video distributors generally determines the affiliation fees we receive. We refer to these subscribers as “viewing subscribers.” These numbers are reported monthly by the distributor and are reported net of certain excluded categories of subscribers set forth in the relevant affiliation agreement. These excluded categories include delinquent and complimentary accounts and subscribers receiving our programming networks during promotional periods. For most day-to-day management purposes, we use a different measurement, Nielsen subscribers, when that measurement is available. Nielsen subscribers represent the number of subscribers receiving our programming from multichannel video distributors as reported by The Nielsen Company, based on their sampling procedures. Because Nielsen subscribers are reported without deduction for certain classes of subscribers, Nielsen subscriber figures tend to be higher than viewing subscribers for a given programming network. Nielsen subscriber figures are available for our AMC, WE tv and IFC programming networks.

For purposes of the advertising rates we are able to charge advertisers, the relevant measurement is the Nielsen rating, which measures the number of viewers actually watching the commercials within programs we show on our programming networks. This measurement is calculated by The Nielsen Company using their sampling procedures and reported daily, although advertising rates are adjusted less frequently. In addition to the Nielsen rating, our advertising rates are also influenced by the demographic mix of our viewing audiences, since advertisers tend to pay premium rates for more desirable demographics.

Regulation

The FCC regulates our programming networks in certain respects because they are affiliated with a cable television operator like Cablevision. Other FCC regulations, although imposed on cable television operators and satellite operators, affect programming networks indirectly.

Closed Captioning

Certain of our networks must provide closed-captioning of programming for the hearing impaired. In the future, the 21st Century Communications and Video Accessibility Act of 2010 may require us to provide closed captioning on certain video programming that we offer on the Internet.

Obscenity Restrictions

Cable operators and other distributors are prohibited from transmitting obscene programming, and our affiliation agreements generally require us to refrain from including such programming on our networks.

Program Access

The “program access” provisions of the Federal Cable Act generally require satellite delivered video programming in which a cable operator holds an attributable interest, as that term is defined by the FCC, to be made available to all multichannel video distributors, including DBS providers and telephone companies, on nondiscriminatory prices, terms and conditions, subject to certain exceptions specified in the statute and the FCC’s rules. For purposes of these rules, the common directors and five percent or greater voting stockholders of Cablevision and AMC Networks are deemed to be cable operators with attributable interests in us. As long as we continue to have common directors and major stockholders with Cablevision, our satellite-delivered video programming services will remain subject to the program access provisions. Until October 2012, unless extended, these rules also prohibit us from entering into exclusive contracts with cable operators for these services. The FCC recently extended the program access rules to terrestrially-delivered programming created by cable operator-affiliated programmers such as us. The new rules would compel the licensing of such programming in response to a complaint by a multichannel video distributor, if the complainant can demonstrate that the lack of such programming, undue influence by the cable operator affiliate, or discrimination in the price, terms, or conditions for such programming significantly hinders or prevents the distributor from providing satellite cable programming. These new rules could require us to make any terrestrial programming services we create available to multichannel video distributors on nondiscriminatory prices, terms and conditions. The new rules have been challenged in federal court. We cannot predict how the court will act on the challenge.

In 2007, the FCC sought comment on a proposal to allow a cable operator to petition for repeal of the exclusivity ban prior to 2012 with respect to programming it owns, in markets where the cable operator faces competition from other video programming distributors; and is considering revisions to the program access complaint procedures. The FCC has taken no action on this proposal.

Wholesale “À La Carte”

In 2007, the FCC sought comment on whether cable programming networks require distributors to purchase and carry undesired programming in return for the right to carry desired programming and, if so, whether such arrangements should be prohibited. The FCC has taken no action on this proposal.

Effect of “Must-Carry” Requirements

The FCC’s implementation of the statutory “must-carry” obligations requires cable and DBS operators to give broadcasters preferential access to channel space. This may reduce the amount of channel space that is available for carriage of our networks by cable television systems and DBS operators.

Satellite Carriage

All satellite carriers must under federal law offer their service to deliver our and our competitor’s programming networks on a nondiscriminatory basis (including by means of a lottery). A satellite carrier cannot unreasonably discriminate against any customer in its charges or conditions of carriage.

Media Ownership Restrictions

FCC rules set media ownership limits that restrict, among other things, the number of daily newspapers and radio and TV stations in which a single entity may hold an attributable interest as that term is defined by the FCC. These rules have been challenged in federal court. We cannot predict how the court will rule on these challenges. The fact that the common directors and five percent or greater voting stockholders of Cablevision and AMC Networks will hold attributable interests in each of the companies after the Distribution for purposes of these rules means that these cross-ownership rules may have the effect of limiting the activities or strategic business alternatives available to us, at least for as long as we continue to have common directors and major stockholders with Cablevision.

Website Requirements

We maintain various websites that provide information regarding our businesses and offer content for sale. The operation of these websites may be subject to a range of federal, state and local laws such as privacy and consumer protection regulations.

Other Regulation

In 2007, the FCC recommended that Congress prohibit the availability of violent programming, including on cable programming networks, during the hours when children are likely to be watching. Congress has considered this proposal, but to date has not yet enacted such restrictions. The FCC also imposes rules regarding political broadcasts.

Competition

Our programming networks operate in two highly competitive markets. First, our programming networks compete with other programming networks to obtain distribution on cable television systems and other multichannel video distribution systems, such as DBS, and ultimately for viewing by each system’s subscribers. Second, our programming networks compete with other programming networks and other sources of video content, including broadcast networks, to secure desired entertainment programming. The success of our businesses depends on our ability to license and produce content for our programming networks that is adequate in quantity and quality and will generate satisfactory viewer ratings. In each of these cases, some of our competitors are large publicly held companies that have greater financial resources than we do. In addition, we compete with these entities for advertising revenue.

It is difficult to predict the future effect of technology on many of the factors affecting AMC Networks’ competitive position. For example, data compression technology has made it possible for most video programming distributors to increase their channel capacity, which may reduce the competition among programming networks and broadcasters for channel space. On the other hand, the addition of channel space could also increase competition for desired entertainment programming and ultimately, for viewing by subscribers. As more channel space becomes available, the position of our programming networks in the most favorable tiers of these distributors would be an important goal. Additionally, video content delivered directly to viewers over the Internet competes with our programming networks for viewership.

Distribution of Programming Networks

The business of distributing programming networks to cable television systems and other multichannel video distributors is highly competitive. Our programming networks face competition from other programming networks’ carriage by a particular multichannel video distributor, and for the carriage on the service tier that will attract the most subscribers. Once our programming network is selected by a distributor for carriage, that network competes for viewers not only with the other programming networks available on the distributor’s system, but also with over-the-air broadcast television, Internet-based video and other online services, mobile services, radio, print media, motion picture theaters, DVDs, and other sources of information and entertainment.

Important to our success in each area of competition we face are the prices we charge for our programming networks, the quantity, quality and variety of the programming offered on our networks, and the effectiveness of our networks’ marketing efforts. The competition for viewers among advertiser supported networks is directly correlated with the competition for advertising revenues with each of our competitors.

Our ability to successfully compete with other networks may be hampered because the cable television systems or other multichannel video distributors through which we seek distribution may be affiliated with other programming networks. In addition, because such distributors may have a substantial number of subscribers, the ability of such programming networks to obtain distribution on the systems of affiliated distributors may lead to increased affiliation and advertising revenue for such programming networks because of their increased penetration compared to our programming networks. Even if such affiliated distributors carry our programming networks, such distributors may place their affiliated programming network on a more desirable tier, thereby giving the affiliated programming network a competitive advantage over our own.

New or existing programming networks that are affiliated with broadcasting networks like NBC, ABC, CBS or Fox may also have a competitive advantage over our programming networks in obtaining distribution through the “bundling” of agreements to carry those programming networks with agreements giving the distributor the right to carry a broadcast station affiliated with the broadcasting network.

An important part of our strategy involves exploiting identified markets of the cable television viewing audience that are generally well defined and limited in size. Our networks have faced and will continue to face increasing competition as other programming networks and online or other services seek to serve the same or similar niches.

Sources of Programming

We also compete with other programming networks to secure desired programming. Most of our original programming and all of our acquired programming is obtained through agreements with other parties that have produced or own the rights to such programming. Competition for this programming will increase as the number of programming networks increases. Other programming networks that are affiliated with programming sources such as movie or television studios or film libraries may have a competitive advantage over us in this area.

With respect to the acquisition of entertainment programming, such as syndicated programs and movies that are not produced by or specifically for networks, our competitors include national broadcast television networks, local broadcast television stations, video-on-demand programs and other cable programming networks. Internet-based video content distributors have also emerged as competitors for the acquisition of content or the rights to distribute content. Some of these competitors have exclusive contracts with motion picture studios or independent motion picture distributors or own film libraries.

Competition for Advertising Revenue

Our programming networks must compete with other sellers of advertising time and space, including other cable programming networks, radio, newspapers, outdoor media and, increasingly, Internet sites. We compete for advertisers on the basis of rates we charge and also on the number and demographic nature of viewers who watch our programming. Advertisers will often seek to target their advertising content to those demographic categories they consider most likely to purchase the product or service they advertise. Accordingly, the demographic make-up of our viewership can be equally or more important than the number of viewers watching our programming.

Legal Proceedings

DISH Network Contract Dispute

In 2005, subsidiaries of the Company entered into agreements with EchoStar Communications Corporation and its affiliates by which EchoStar Media Holdings Corporation acquired a 20% interest in VOOM HD Holdings LLC (“VOOM HD”) and EchoStar Satellite LLC (the predecessor to DISH Network, LLC (“DISH Network”)) agreed to distribute VOOM on DISH Network for a 15-year term. The affiliation agreement with DISH Network for such distribution provides that if VOOM HD fails to spend $100 million per year (subject to reduction to the extent that the number of offered channels is reduced to fewer than 21), up to a maximum of $500 million in the aggregate, on VOOM, DISH Network may seek to terminate the agreement under certain circumstances. On January 30, 2008, DISH Network purported to terminate the affiliation agreement, effective February 1, 2008, based on its assertion that VOOM HD had failed to comply with this spending provision in 2006. On January 31, 2008, VOOM HD sought and obtained a temporary restraining order from the New York Supreme Court for New York County prohibiting DISH Network from terminating the affiliation agreement. In conjunction with its request for a temporary restraining order, VOOM HD also requested a preliminary injunction and filed a lawsuit against DISH Network asserting that DISH Network did not have the right to terminate the affiliation agreement. In a decision filed on May 5, 2008, the court denied VOOM HD’s motion for a preliminary injunction. On or about May 13, 2008, DISH Network ceased distribution of VOOM on its DISH Network. On May 27, 2008, VOOM HD amended its complaint to seek damages for DISH Network’s improper termination of the affiliation agreement. On June 24, 2008, DISH Network answered VOOM HD’s amended complaint and EchoStar Satellite LLC asserted counterclaims alleging breach of contract and breach of the duty of good faith and fair dealing with respect to the affiliation agreement. On July 14, 2008, VOOM HD replied to DISH Network’s counterclaims. The Company believes that the counterclaims asserted by DISH Network are without merit. VOOM HD and DISH Network each filed cross-motions for summary judgment. In November 2010, the court denied both parties’ cross-motions for summary judgment. The court also granted VOOM HD’s motion for sanctions based on DISH Network’s spoliation of evidence and its motion to exclude DISH Network’s principal damages expert. The trial will be scheduled after DISH Network’s appeal of the latter two rulings.

Broadcast Music, Inc. Matter

Broadcast Music, Inc. (“BMI”), an organization that licenses the performance of musical compositions of its members, has alleged that certain of the Company’s subsidiaries require a license to exhibit musical compositions in its catalog. BMI agreed to interim fees based on revenues covering certain periods (generally the period from the launch or acquisition of each of our programming networks). The interim fees paid to BMI remain subject to retroactive adjustment until such time as a final agreement is reached by the parties. Subject to the execution of formal agreements, the parties have reached agreement in principle with respect to the license fees, which approximates amounts previously accrued.

Other Legal Matters

In addition to the matters discussed above, the Company is party to various lawsuits and claims in the ordinary course of business. Although the outcome of these other matters cannot be predicted with certainty and the impact of the final resolution of these other matters on the Company’s results of operations in a particular subsequent reporting period is not known, management does not believe that the resolution of these matters will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due.

Employees

As of February 28, 2011 we had 849 full-time employees. None of our employees are represented by unions.

Properties

We currently use approximately 200,000 square feet of office space that we lease at 11 Penn Plaza, New York, NY 10001, under lease arrangements with remaining terms of six and nine years. We use this space as our corporate headquarters and as the principal business location of our business. We also lease the 55,000 square-foot Broadcasting and Technology Center in Bethpage, New York, from which AMC Network Communications conducts its operations. In addition, we maintain leased sales offices in Santa Monica, Atlanta and Chicago.

DIVIDEND POLICY

We do not expect to pay cash dividends on our common stock for the foreseeable future.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2010 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 are based on the historical consolidated financial statements of the Company. The unaudited pro forma consolidated financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated annual financial statements and corresponding notes thereto included elsewhere in this Information Statement. The unaudited pro forma consolidated financial statements reflect certain known impacts as a result of the Distribution and the separation of the Company from Cablevision. The unaudited pro forma consolidated financial statements have been prepared giving effect to the Distribution as if this transaction had occurred as of January 1, 2010 for the unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 and as of December 31, 2010 for the unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma consolidated financial information set forth below have been derived from the consolidated annual financial statements of the Company including the consolidated balance sheet as of December 31, 2010 and the consolidated statement of operations for the year ended December 31, 2010 included elsewhere within this Information Statement and reflect certain assumptions that we believe are reasonable given the information currently available. While such adjustments are subject to change based upon the finalization of the underlying separation agreements, in management’s opinion, the pro forma adjustments have been developed on a reasonable and rational basis.

Following the Distribution, we will incur corporate costs to operate our business as an independent public entity, which are expected to be           than our historical expenses. For the year ended December 31, 2010, these expenses included corporate and administrative charges from Cablevision of approximately $32.4 million and management fees charged by Cablevision to certain subsidiaries of the Company of $26.5 million. These charges and fees are reflected in the accompanying consolidated financial statements included elsewhere within this Information Statement and principally relate to areas that include, but are not limited to:

•	additional personnel including human resources, finance, accounting, compliance, tax, treasury, internal audit and legal;

•	additional professional fees associated with audits, tax, legal and other services;

•	insurance premiums;

•	costs relating to board of directors’ fees;

•	stock market listing fees, investor relations costs and fees for preparing and distributing periodic filings with the Securities and Exchange Commission (“SEC”); and

•	other administrative costs and fees, including anticipated incremental executive compensation costs related to existing and new executive management.

Inclusive of the management fee discussed above, the preliminary estimates for the net           in expenses in 2010 range between approximately $      million and $      million on an annual basis prospectively. Actual expense           could vary from this range estimate and such variations could be material.

These unaudited pro forma consolidated financial statements reflect all other adjustments that, in the opinion of management, are necessary to present fairly the pro forma consolidated results of operations and consolidated financial position of the Company as of and for the period indicated. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the Company operated historically as a company independent of Cablevision or if the Distribution had occurred on the dates indicated. The unaudited pro forma consolidated financial information also should not be considered representative of our future consolidated financial condition or consolidated results of operations.

AMC NETWORKS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
December 31, 2010
(Dollars in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

ASSETS
Current Assets:
Cash and cash equivalents	$79,960		(1)
Accounts receivable, trade (less allowance for doubtful accounts)	242,699
Amounts due from affiliates, net	6,840
Program rights, net	186,475
Prepaid expenses and other current assets	42,950
Deferred tax asset	7,516		(2)

Total current assets	566,440
Property and equipment, net of accumulated depreciation	68,977
Program rights, net	597,355
Amounts due from affiliates	3,502
Note receivable from affiliate	16,832
Deferred tax asset, net	41,250		(2)
Deferred carriage fees, net	69,343
Amortizable intangible assets, net of accumulated amortization	364,882
Indefinite-lived intangible assets	19,900
Goodwill	83,173
Other assets	15,043
Deferred financing costs, net of accumulated amortization	7,199		(1)

	$1,853,896

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)
Current Liabilities:
Accounts payable	$46,459
Accrued liabilities	90,730
Amounts due to affiliates, net	10,678
Program rights obligations	116,190
Deferred revenue	17,859
Credit facility debt	50,000		(1)
Capital lease obligations	4,575

Total current liabilities	336,491
Program rights obligations	338,635
Senior notes	299,552		(1)
Senior subordinated notes	324,071		(1)
Credit facility debt	425,000		(1)
Capital lease obligations	15,677
Other liabilities	89,639		(2)

Total liabilities	1,829,065
Commitments and contingencies
Stockholder’s equity (deficiency)	24,831		(1)
			(2)

	$1,853,896

AMC NETWORKS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010
(Dollars in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

Revenues, net	$1,078,300

Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	366,093
Selling, general and administrative	328,134
Restructuring credits	(2,218)
Depreciation and amortization	106,455

	798,464

Operating income	279,836

Other income (expense):
Interest expense	(75,800)		(3)
Interest income	2,388
Miscellaneous, net	(162)

	(73,574)

Income from continuing operations before income taxes	206,262
Income tax expense	(88,073)		(4)

Income from continuing operations	118,189
Loss from discontinued operations, net of income taxes	(38,090)

Net income	$80,099

Pro forma basic and diluted income per share
Pro forma basic and diluted common stock (in thousands)					(5)

The unaudited pro forma adjustments to the accompanying historical financial information as of December 31, 2010, and for the year ended December 31, 2010 are described below:

Balance Sheet

(1) Adjustments to cash and cash equivalents relating to (i) estimated net cash proceeds of $     that will be received from a portion of the New AMC Networks Debt to be issued as part of the Distribution, offset by (ii) the repayment of all of the Company’s outstanding debt (excluding capital leases), of $      . The remaining approximate $1,250,000 of New AMC Networks Debt will be issued directly to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Adjustments to deferred financing costs include (i) the capitalization of the estimated financing costs of approximately $      expected to be incurred in connection with the New AMC Networks Debt, consisting of $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes, partially offset by (ii) the write-off of the unamortized deferred financing costs of approximately $      relating to the Company’s outstanding debt that will be repaid in connection with the Distribution.

Adjustments to credit facility debt, senior notes and senior subordinated notes represent the repayment of the Company’s outstanding credit facility debt, senior notes and senior subordinated notes, including interest, at the Distribution date of $      , $      and $      , respectively, offset by the incurrence of the New AMC Networks Debt, consisting of $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes, in connection with the Distribution.

Adjustments to stockholder’s equity (deficiency) include decreases for (i) approximately $1,250,000 from a portion of the New AMC Networks Debt that will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt and (ii) the write-off of the unamortized deferred financing costs of approximately $      relating to the Company’s existing credit facility debt, senior notes and senior subordinated notes that will be repaid with a portion of the proceeds from the issuance of the remaining New AMC Networks Debt in connection with the Distribution.

(2) The pro forma adjustment recorded to current deferred tax asset and noncurrent deferred tax asset, net reflects adjustments that are currently expected to result from the Distribution to Cablevision’s stockholders. Deferred tax assets and liabilities presented have been measured using the applicable corporate tax rates historically used by Cablevision. However, primarily due to different state and local apportionment factors that will be applicable to the Company as of the Distribution date, the estimated applicable corporate tax rates used to measure deferred taxes will be lower on a stand-alone basis. The resulting reduction in the Company’s net deferred tax asset of approximately $      will be recorded as an adjustment in stockholder’s equity (deficiency) as of the Distribution date. At the Distribution date, a portion of the deferred tax asset for net operating loss and tax credit carry forwards is expected to be reclassified from noncurrent deferred tax asset and presented as a current deferred tax asset. In addition, at the time of the Distribution, certain liabilities will be eliminated with regard to uncertain tax positions that will be assumed by Cablevision based on provisions set forth in the Tax Disaffiliation Agreement. The elimination of such liabilities for uncertain tax positions will be recorded as an adjustment in stockholder’s equity (deficiency) as of the Distribution date and will decrease noncurrent other liabilities by approximately $      .

Statement of Operations

(3) Resulting from the repayment of outstanding debt discussed in note (1) above, the adjustment represents the (i) elimination of historical interest expense related to borrowings under the Company’s outstanding debt and the associated amortization of deferred financing costs, offset by an increase in (ii) interest expense on the New AMC Networks Debt, consisting of $     aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes to be issued by the Company in connection with the Distribution and the related amortization of deferred financing costs associated with the New AMC Networks Debt. The deferred financing costs will be amortized over the

applicable life of the senior secured term loans and senior unsecured notes. The interest rate on the $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes will be a variable rate and a fixed rate, respectively, in each case to be determined. For purposes of the pro forma presentation, such rate is assumed to be      % per annum for the senior secured term loans and     % per annum for the senior unsecured notes. An increase of 1/4% in each of the assumed interest rates on this debt would increase the pro forma adjustment by approximately $      for the year ended December 31, 2010.

(4) Represents the pro forma adjustments of approximately $      for the year ended December 31, 2010 to reflect the change in the applicable corporate income tax rates that are expected to be lower on a stand-alone basis as compared with the applicable corporate tax rates historically used by Cablevision.

(5) The number of shares used to compute basic and diluted income per share is          , which is the number of shares of AMC Networks Inc. common stock assumed to be outstanding on the Distribution date, based on a distribution ratio of one share of AMC Networks Inc. common stock for every           shares of Cablevision common stock outstanding. The actual number of our basic and diluted shares outstanding will not be known until the Distribution date. For purposes of the pro forma earnings per share information, the Company used the outstanding Cablevision New York Group Class A and Class B Common Stock at          , adjusted for the distribution ratio to compute basic and diluted earnings per share. There is no dilutive impact from common stock equivalents for periods prior to the Distribution, as the Company had no dilutive securities outstanding. The dilutive effect of the Company’s share-based awards that will be issued in connection with the conversion of Cablevision’s share-based payment awards upon the Distribution and for future Company grants will be included in the computation of diluted net income per share in periods subsequent to the Distribution.

SELECTED FINANCIAL DATA

The operating and balance sheet data included in the following selected financial data as of December 31, 2010 and 2009 and for each year in the three-year period ended December 31, 2010 have been derived from the audited annual consolidated financial statements of AMC Networks Inc. included elsewhere in this Information Statement, and the data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from the unaudited annual consolidated financial statements of AMC Networks Inc., which are not included in this Information Statement. The financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as a separate publicly-traded entity during the periods presented. The selected financial data presented below should be read in conjunction with the annual financial statements included elsewhere in this Information Statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Information.”

	As of or Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Operating Data(1):
Revenues, net	$1,078,300	$973,644	$893,557	$754,447	$646,476

Operating expenses:
Technical and operating (excluding depreciation, amortization and impairments shown below)	366,093	310,365	314,960	276,144	246,166
Selling, general and administrative	328,134	313,904	302,474	256,995	242,674
Restructuring (credits) expense	(2,218)	5,162	46,877	2,245	—
Depreciation and amortization (including impairments)	106,455	106,504	108,349	81,101	83,984

	798,464	735,935	772,660	616,485	572,824

Operating income	279,836	237,709	120,897	137,962	73,652

Other income (expense):
Interest expense, net	(73,412)	(75,705)	(97,062)	(113,841)	(133,202)
(Loss) gain on investments, net	—	—	(103,238)	(1,812)	27,417
Gain (loss) on equity derivative contracts	—	—	66,447	24,183	(15,708)
Loss on interest rate swap contracts, net	—	(3,237)	(2,843)	—	—
Loss on extinguishment of debt and write-off of deferred financing costs	—	—	(2,424)	(22,032)	(6,084)
Miscellaneous, net	(162)	187	379	3,140	1,998

	(73,574)	(78,755)	(138,741)	(110,362)	(125,579)

Income (loss) from continuing operations before income taxes	206,262	158,954	(17,844)	27,600	(51,927)
Income tax (expense) benefit	(88,073)	(70,407)	(2,732)	(12,227)	21,043

Income (loss) from continuing operations	118,189	88,547	(20,576)	15,373	(30,884)
Loss from discontinued operations, net of income taxes	(38,090)	(34,791)	(26,866)	(25,867)	(62,808)

	80,099	53,756	(47,442)	(10,494)	(93,692)
Cumulative effect of a change in accounting principle, net of taxes	—	—	—	—	(155)

Net income (loss)	$80,099	$53,756	$(47,442)	$(10,494)	$(93,847)

	As of or Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Balance Sheet Data(1):
Program rights, net	$783,830	$683,306	$649,020	$553,555	$495,449
Investment securities pledged as collateral	—	—	—	472,347	474,131
Total assets	1,853,896	1,934,362	1,987,917	2,423,442	2,474,883
Program rights obligations	454,825	435,638	465,588	416,960	432,429
Note payable/advances to affiliate	—	190,000	190,000	130,000	—
Credit facility debt(2)	475,000	580,000	700,000	500,000	510,000
Collateralized indebtedness	—	—	—	402,965	388,183
Senior notes(2)	299,552	299,283	299,014	298,745	298,476
Senior subordinated notes(2)	324,071	323,817	323,564	323,311	497,011
Capital lease obligations	20,252	24,611	21,106	24,432	18,905
Total debt	1,118,875	1,227,711	1,343,684	1,549,453	1,712,575
Stockholder’s equity (deficiency)	24,831	(236,992)	(278,502)	(570,665)	(996,541)

(1)	The Company acquired Sundance Channel in June 2008. The results of Sundance Channel’s operations have been included in the consolidated financial statements from the date of acquisition. See Note 3 in the accompanying consolidated financial statements.

(2)	As part of the Distribution, we will incur approximately $ of New AMC Networks Debt, consisting of $ aggregate principal amount of senior secured term loans and $ aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) and approximately $1,250,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt. See “Description of Financing Transactions and Certain Indebtedness — Financing Transactions in Connection with the Distribution.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements that constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. In this Management’s Discussion and Analysis of Financial Condition and Results of Operations there are statements concerning our future operating and future financial performance. Words such as “expects,” “anticipates,” “believes,” “estimates,” “may,” “will,” “should,” “could,” “potential,” “continue,” “intends,” “plans” and similar words and terms used in the discussion of future operating results and future financial performance identify forward-looking statements. Investors are cautioned that such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties and that actual results or developments may differ materially from the forward-looking statements as a result of various factors. Factors that may cause such differences to occur include, but are not limited to:

•	the level of our revenues;

•	demand for advertising inventory;

•	the cost of, and our ability to obtain or produce, desirable programming content for our networks and film distribution businesses;

•	changes in the laws or regulations under which we operate;

•	the outcome of litigation and other proceedings, including the matters described in the notes to our consolidated financial statements;

•	general economic conditions in the areas in which we operate;

•	the state of the market for debt securities and bank loans;

•	the level of our expenses;

•	the level of our capital expenditures;

•	future acquisitions and dispositions of assets;

•	the demand for our programming among multichannel video distributors and our ability to maintain and renew affiliation agreements with multichannel video distributors;

•	market demand for new programming services;

•	whether pending uncompleted transactions, if any, are completed on the terms and at the times set forth (if at all);

•	other risks and uncertainties inherent in our programming businesses;

•	financial community and rating agency perceptions of our business, operations, financial condition and the industry in which we operate, and the additional factors described herein.

We disclaim any obligation to update or revise the forward-looking statements contained herein, except as otherwise required by applicable federal securities laws.

All dollar amounts and subscriber data included in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations are presented in thousands.

Introduction

Management’s discussion and analysis, or MD&A, of our results of operations and financial condition is provided as a supplement to the audited annual consolidated financial statements and notes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The information included in MD&A should be read in conjunction with the annual consolidated financial statements included in this Information Statement as well as the financial data set forth under “Selected Financial Data” and the pro forma consolidated financial information set forth under “Unaudited Pro Forma Consolidated Financial Information.” Our MD&A is organized as follows:

Business Overview.  This section provides a general description of our business, as well as other matters that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

Consolidated Results of Operations.  This section provides an analysis of our results of operations for the years ended December 31, 2010, 2009 and 2008. Our discussion is presented on both a consolidated and segment basis. Our two segments are: (i) National Networks and (ii) International and Other.

Liquidity and Capital Resources.  This section provides a discussion of our financial condition as well as an analysis of our cash flows for the years ended December 31, 2010, 2009 and 2008. The discussion of our financial condition and liquidity includes summaries of (i) our primary sources of liquidity and (ii) our contractual obligations and off balance sheet arrangements that existed at December 31, 2010.

Recently Issued Accounting Pronouncements Not Yet Adopted and Critical Accounting Policies.  This section discusses accounting policies considered to be important to an understanding of our financial condition and results of operations, and which require significant judgment and estimates on the part of management in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are discussed in the notes to our annual consolidated financial statements included elsewhere in this Information Statement.

Business Overview

We manage our business through two reportable segments: (i) National Networks, which includes our four national programming networks (AMC, WE tv, IFC and Sundance Channel), as well as Wedding Central; and (ii) International and Other, which includes AMC/Sundance Channel Global, our international programming business; IFC Entertainment, our independent film distribution business; AMC Network Communications, our network technical services business; and VOOM HD. Our national networks are distributed throughout the United States by multichannel video distributors. In addition to our extensive U.S. distribution, AMC, IFC and Sundance Channel are available in Canada and Sundance Channel and WE tv are available in certain other countries throughout Europe and Asia.

VOOM HD historically offered a suite of channels, produced exclusively in HD and marketed for distribution to DBS and cable television distributors (“VOOM”). VOOM was available in the United States only on Cablevision’s cable television systems and on DISH Network. On December 18, 2008, the Company decided to discontinue funding the domestic offerings of VOOM. Subsequently, VOOM HD terminated the domestic offerings of VOOM. VOOM HD discontinued the VOOM international channel as of December 31, 2009. As of December 31, 2010, VOOM HD internationally distributes the Rush HD channel, a network dedicated to action and adventure sports. VOOM HD will cease distributing the Rush HD channel in Europe and Latin America in April 2011. See also “Business — Legal Proceedings — DISH Network Contract Dispute.”

We evaluate segment performance based on several factors, of which the primary financial measure is business segment adjusted operating cash flow (defined as operating income (loss) before depreciation and amortization, share-based compensation expense or benefit and restructuring expense or credits). We have presented the components that reconcile adjusted operating cash flow to operating income. The table below sets forth, for the periods presented, certain historical financial information for our reportable segments. For more discussion of the historical financial information for our reportable segments, see “— Results of Operations — Business Segment Results” and Note 16 in the accompanying consolidated financial statements.

	Years Ended December 31,
	2010	2009	2008

Revenues, net from continuing operations
National Networks	$994,573	$896,493	$776,462
International and Other	104,499	95,921	131,028
Inter-segment eliminations	(20,772)	(18,770)	(13,933)

	$1,078,300	$973,644	$893,557

Operating income (loss) from continuing operations
National Networks	$312,525	$278,816	$245,039
International and Other	(29,603)	(37,934)	(123,815)
Inter-segment eliminations	(3,086)	(3,173)	(327)

	$279,836	$237,709	$120,897

Adjusted operating cash flow (deficit) from continuing operations
National Networks	$419,051	$380,824	$328,992
International and Other	(14,686)	(13,553)	(42,283)
Inter-segment eliminations	(3,086)	(3,173)	(327)

	$401,279	$364,098	$286,382

National Networks

In our National Networks segment, which accounted for 92% of our consolidated revenues, net of inter-segment eliminations, for the year ended December 31, 2010, we earn revenues in two principal ways. First, we receive affiliation payments from distributors. These revenues are generally on a per subscriber basis under multi-year contracts, commonly referred to as “affiliation agreements.” The specific affiliation fee revenues we earn vary from period to period, distributor to distributor and also vary among our networks, but are generally based upon the number of each distributor’s subscribers who receive our programming, referred to as “viewing subscribers.” The terms of certain affiliation agreements provide that the affiliation fee revenues we earn are a fixed contractual monthly fee.

The second principal source of revenues is from advertising. Under our affiliation agreements, we have the right to sell a specific amount of national advertising time on our programming networks. Our advertising revenues are more variable than affiliation fee revenues because our advertising is sold on a short-term basis. Also, most of our advertising revenues vary based upon the popularity of our programming as measured by a rating service.

We seek to grow our revenues by increasing the number of viewing subscribers of the distributors that carry our services. We refer to this as our “penetration.” AMC, which is widely distributed, has a more limited ability to increase its penetration than do WE tv, IFC and Sundance Channel. WE tv, IFC and Sundance Channel, although carried by all of the larger distributors, have higher growth opportunities due to their current penetration levels with those distributors. IFC and Sundance Channel are currently carried primarily on digital tiers, while WE tv is carried on either analog expanded basic or digital tiers. Therefore, WE tv, IFC and Sundance Channel penetration rates may increase if distributors are successful in converting their analog subscribers to digital tiers of service that include those networks. Our revenues may also increase over time through contractual rate increases stipulated in most of our affiliation agreements. In negotiating for increased or extended carriage, we have in some instances made upfront payments in exchange for additional subscribers or extended carriage, which we record as deferred carriage fees and which are amortized as a reduction to revenue over the period of the related affiliation agreements, or agreed to waive for a specified period or accept lower per subscriber fees if certain additional subscribers are provided. We also may help fund the distributors’ efforts to market our channels. We believe that these transactions generate a positive return on investment over the contract period. We seek to increase our advertising revenues by increasing the number of minutes of national advertising sold and by increasing the rates we charge for such advertising, but, ultimately, the level of our advertising revenues, in most cases, is directly related to the overall distribution of our programming, penetration of our services and the popularity (including within desirable demographic groups) of our services as measured by a rating service.

Our principal goals are to increase our affiliation fee revenues and our advertising revenues by increasing distribution and penetration of our services, and increasing our ratings. To do this, we must continue to contract for and produce high-quality, attractive programming. There is an increasing concentration of subscribers in the hands of a few distributors, which would create disparate bargaining power between the largest distributors and us. This increased concentration could give those distributors greater leverage in negotiating the price and other terms of affiliation agreements.

International and Other

Our International and Other segment includes the operations of AMC/Sundance Channel Global, our international programming business; IFC Entertainment, our independent film distribution business; AMC Network Communications, our network technical services business; and VOOM HD.

Corporate Expenses

The Company’s historical results of operations reflected in our consolidated financial statements include management fee charges and the allocation of expenses related to certain corporate functions historically provided by Cablevision. These management fee charges and the expense allocations for providing certain management services to subsidiaries of the Company were based on what the Company and Cablevision considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. As a separate, stand-alone public company, we will need to expand our financial, administrative and other staff to support these new requirements. In addition, we will need to add staff and systems to replace many of the functions previously provided by Cablevision. As a result, our corporate operating costs as a separate company, including those associated with being a publicly-traded company, are expected to be           than the historical allocation of expenses related to certain corporate functions (including management fee charges) subsequent to the Distribution.

Cautionary Note Concerning Historical Financial Statements

Our financial information does not necessarily reflect what our results of operations and financial position would have been if we had operated as an entity separate from Cablevision, our indirect parent, during the periods presented herein.

Impact of Economic Conditions

Our future performance is dependent, to a large extent, on general economic conditions including the impact of direct competition, our ability to manage our businesses effectively, and our relative strength and leverage in the marketplace, both with suppliers and customers.

Capital and credit market disruptions could cause economic downturns, which may lead to lower demand for our products, such as lower demand for television advertising and a decrease in the number of subscribers receiving our programming networks from our distributors. We have experienced some of the effects of recent market disruptions and the resulting economic instability, and continuation of events such as these may adversely impact our results of operations, cash flows and financial position.

Critical Accounting Policies

In preparing its financial statements, the Company is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Impairment of Long-Lived and Indefinite-Lived Assets

The Company’s long-lived and indefinite-lived assets at December 31, 2010 include property and equipment, net of $68,977, other amortizable intangible assets, net of $364,882, identifiable indefinite-lived intangible assets of $19,900 and goodwill of $83,173. These assets accounted for approximately 29% of the Company’s consolidated total assets as of December 31, 2010.

The Company reviews its long-lived assets (property and equipment, and intangible assets subject to amortization that arose from acquisitions) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and indefinite-lived intangible assets, which represent Sundance Channel trademarks of $19,900, are tested annually for impairment during the first quarter (“annual impairment test date”) and upon the occurrence of certain events or substantive changes in circumstances.

The Company is required to determine goodwill impairment using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill utilizing an enterprise-value based premise approach. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination. For the purpose of evaluating goodwill impairment at the annual impairment test date, the Company had five reporting units, which recognized goodwill. These reporting units are AMC, WE tv, IFC and Sundance Channel, which are included in the National Networks reportable segment, and AMC Network Communications, which is included in the International and Other reportable segment.

The goodwill balance as of December 31, 2010 by reporting unit is as follows:

Reporting Unit

AMC	$34,251
WE tv	5,214
IFC	13,582
Sundance Channel	28,930
AMC Network Communications	1,196

$83,173

In assessing the recoverability of the Company’s goodwill and other long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, and determination of appropriate market comparables and determination of whether a premium or discount should be applied to comparables. These valuations also include assumptions for the projected number of subscribers and the projected average rates per basic and viewing subscribers and growth in fixed price contractual arrangements used to determine affiliation fee revenue, access to program rights and the cost of such program rights, amount of programming time that is advertiser supported, number of advertising spots available and the sell through rates for those spots, average fee per advertising spot, and operating margins, among other assumptions. If these estimates or material related assumptions change in the future, we may be required to record impairment charges related to our long-lived assets.

Based on the Company’s annual impairment test during the first quarter of 2010, the Company’s reporting units had significant safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit). In order to evaluate the sensitivity of the estimated fair value calculations of the Company’s reporting units on the annual impairment calculation for goodwill, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair values of each reporting unit. These hypothetical decreases of 10%, 20% and 30% would have no impact on the goodwill impairment analysis for any of the Company’s reporting units with the exception of Sundance Channel. For Sundance Channel, which had a goodwill carrying value of $28,930 at December 31, 2010, a 23% reduction in its estimated fair value would result in a goodwill impairment test step one failure. A step one failure would require the Company to perform the second step of the goodwill impairment test to measure the amount of implied fair value of goodwill and, if required, the recognition of a goodwill impairment loss.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company’s indefinite-lived trademark intangible assets relate to the Company’s Sundance Channel trademarks, which were valued using a relief-from-royalty method in which the expected benefits are valued by discounting estimated royalty revenue over projected revenues covered by the trademarks. The Sundance Channel related trademarks were recorded in June 2008 when the Company completed transactions which resulted in the 100% acquisition of Sundance Channel L.L.C. Significant judgments inherent in a valuation include the selection of appropriate discount and royalty rates, estimating the amount and timing of estimated future cash flows and identification of appropriate continuing growth rate assumptions. The discount rates used in the analysis are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Based on the Company’s annual impairment test during the first quarter of 2010, the Company’s Sundance Channel related trademarks identifiable indefinite-lived intangible assets had significant safety margins, representing the excess of the identifiable indefinite-lived intangible assets estimated fair value less their respective carrying values. In order to evaluate the sensitivity of the fair value calculations of the Company’s identifiable indefinite-lived intangible assets, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair value of the Company’s identifiable indefinite-lived intangible assets. These hypothetical 10%, 20% and 30% decreases in estimated fair value would not have resulted in an impairment of the Company’s identifiable indefinite-lived intangible assets other than the hypothetical fair value decline at 30% would have resulted in an impairment charge of approximately $1,600.

During 2008, the Company recorded an impairment charge of $15,034, included in depreciation and amortization for the write-off of deferred carriage fees at VOOM HD after DISH Network ceased the distribution of VOOM in May 2008. See “Business — Legal Proceedings — DISH Network Contract Dispute.”

Useful Lives of Finite-Lived Intangible Assets

The Company has recognized intangible assets for affiliation agreements and affiliate relationships, advertiser relationships and other intangible assets as a result of purchase accounting. The Company has determined that such intangible assets have finite lives. The estimated useful lives and net carrying values of these intangible assets at December 31, 2010 are as follows:

	Net Carrying
	Value at
	December 31,	Estimated
	2010	Useful Lives

Affiliation agreements and affiliate relationships	$345,464	4 to 25 years
Advertiser relationships	$19,039	3 to 10 years
Other intangible assets	$379	4 to 10 years

The useful lives for the affiliation agreements and affiliate relationships were determined based upon an analysis of the weighted average remaining terms of existing agreements the Company had in place with its major customers at the time that purchase accounting was applied, plus an estimate for renewals of such agreements. The Company has been successful in renewing its major affiliation agreements and maintaining customer relationships in the past and believes it will be able to renew its major affiliation agreements and maintain those customer relationships in the future. However, it is possible that the Company will not successfully renew such agreements as they expire or that if it does, the net revenue earned may not equal or exceed the net revenue currently being earned, which could have a significant adverse impact on our business.

There have been periods when an existing affiliation agreement has expired and the parties have not finalized negotiations of either a renewal of that agreement or a new agreement for certain periods of time. In substantially all these instances, the affiliates continued to carry and pay for the service under oral or written interim agreements until execution of definitive replacement agreements or renewals. If an affiliate were to cease carrying a service on an other than temporary basis, the Company would record an impairment charge for the then remaining carrying value of that affiliation agreement and affiliate relationship intangible asset. If the Company were to renew an affiliation agreement at rates that produced materially less net revenue compared to the net revenue produced under the previous agreement, the Company would evaluate the impact on its cash flows and, if necessary, would further evaluate such indication of potential impairment by following the policy described above under “Impairment of Long-Lived and Indefinite-Lived Assets” for the asset group containing that intangible asset. The Company also would evaluate whether the remaining useful life of the affiliation agreement and affiliate relationship intangible asset remained appropriate. Based on December 31, 2010 carrying values, if the estimated remaining life of all affiliation agreements and affiliate relationships were shortened by 10%, the effect on amortization for the year ending December 31, 2011 would be to increase our annual amortization expense by approximately $7,944.

Program Rights

Rights to programming, including feature films and episodic series, acquired under license agreements are stated at the lower of amortized cost or net realizable value. Such licensed rights along with the related obligations are recorded at the contract value when a license agreement is executed, unless there is uncertainty with respect to either cost, acceptability or availability. If such uncertainty exists, those rights and obligations are recorded at the earlier of when the uncertainty is resolved or when the license period begins. Costs are amortized to technical and operating expense on a straight-line basis over a period not to exceed the respective license periods.

Our owned original programming is primarily produced by independent production companies, with the remainder produced by us. Owned original programming costs, including estimated participation and residual costs, qualifying for capitalization as program rights are amortized to technical and operating expense over their estimated useful lives, commencing upon the first airing, based on attributable revenue for airings to date as a percentage of total projected attributable revenue. Projected program usage is based on the historical performance of similar content. Estimated attributable revenue can change based upon programming market acceptance, levels of affiliation fee revenue and advertising revenue, and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary, which could impact the timing of amortization expense or result in an impairment charge.

We periodically review the programming usefulness of our licensed and owned original program rights based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness for exhibition. If it is determined that film or other program rights have no future programming usefulness, a write-off of the unamortized cost is recorded in technical and operating expense. Other than those recorded in connection with VOOM HD’s restructuring activities (see Note 4 in the accompanying consolidated financial statements), impairment charges of $1,122 and $7,778 were recorded for the years ended December 31, 2010 and 2009, respectively. There were no impairment charges recorded for the year ended December 31, 2008.

Valuation of Deferred Tax Assets:

Deferred tax assets have resulted primarily from the Company’s future deductible temporary differences and net operating loss carry forwards (“NOLs”). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income and tax planning strategies to allow for the utilization of its NOLs and deductible temporary differences. If such estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets, resulting in additional income tax expense in the Company’s consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances quarterly. At this time, based on current facts and circumstances, management believes that it is more likely than not that the Company will realize benefit for its gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded which relate to certain local tax credit carry forwards. The Company increased the valuation allowance by $1,398, $1,309 and $1,189 in 2010, 2009 and 2008, respectively.

Certain Transactions

The following transactions occurred during the periods covered by this Management’s Discussion and Analysis of Financial Condition and Results of Operations:

2010 Transactions

On December 31, 2010, RMH transferred its membership interests in News 12 (regional news programming services), RASCO (a cable television advertising company), and certain other businesses to wholly-owned subsidiaries of Cablevision in contemplation of the Distribution. The operating results of these transferred entities through the date of transfer have been presented in discontinued operations for all periods presented in the accompanying consolidated financial statements.

2008 Transaction

In June 2008, the Company acquired a 100% interest in Sundance Channel L.L.C. for a purchase price, including transaction costs, of $482,416 and its results have been included in the accompanying consolidated financial statements from the date of acquisition.

Results of Operations

The following table sets forth on a historical basis certain items related to operations as a percentage of revenues, net for the periods indicated.

STATEMENT OF OPERATIONS DATA

	Years Ended December 31,
	2010		2009
		% of Net		% of Net	Favorable
	Amount	Revenues	Amount	Revenues	(Unfavorable)

Revenues, net	$1,078,300	100%	$973,644	100%	$104,656
Operating expenses:
Technical and operating (excluding depreciation and amortization shown below)	366,093	34	310,365	32	(55,728)
Selling, general and administrative	328,134	30	313,904	32	(14,230)
Restructuring (credits) expense	(2,218)	—	5,162	1	7,380
Depreciation and amortization	106,455	10	106,504	11	49

Operating income	279,836	26	237,709	24	42,127
Other income (expense):
Interest expense, net	(73,412)	(7)	(75,705)	(8)	2,293
Loss on interest rate swap contracts, net	—	—	(3,237)	—	3,237
Miscellaneous, net	(162)	—	187	—	(349)

Income from continuing operations before income taxes	206,262	19	158,954	16	47,308
Income tax expense	(88,073)	(8)	(70,407)	(7)	(17,666)

Income from continuing operations	118,189	11	88,547	9	29,642
Loss from discontinued operations, net of income taxes	(38,090)	4	(34,791)	(4)	(3,299)

Net income	$80,099	7%	$53,756	6%	$26,343

The following is a reconciliation of operating income to AOCF:

	Years Ended December 31,
	2010	2009	Favorable
	Amount	Amount	(Unfavorable)

Operating income	$279,836	$237,709	$42,127
Share-based compensation	17,206	14,723	2,483
Depreciation and amortization	106,455	106,504	(49)
Restructuring (credits) expense	(2,218)	5,162	(7,380)

AOCF	$401,279	$364,098	$37,181

STATEMENT OF OPERATIONS DATA (continued)

	Years Ended December 31,
	2009		2008
		% of Net		% of Net	Favorable
	Amount	Revenues	Amount	Revenues	(Unfavorable)

Revenues, net	$973,644	100%	$893,557	100%	$80,087
Operating expenses:
Technical and operating (excluding depreciation, amortization and impairments shown below)	310,365	32	314,960	35	4,595
Selling, general and administrative	313,904	32	302,474	34	(11,430)
Restructuring expense	5,162	1	46,877	5	41,715
Depreciation and amortization (including impairments)	106,504	11	108,349	12	1,845

Operating income	237,709	24	120,897	14	116,812
Other income (expense):
Interest expense, net	(75,705)	(8)	(97,062)	(11)	21,357
Loss on investments, net	—	—	(103,238)	(12)	103,238
Gain on equity derivative contracts	—	—	66,447	7	(66,447)
Loss on interest rate swap contracts, net	(3,237)	—	(2,843)	—	(394)
Loss on extinguishment of debt	—	—	(2,424)	—	2,424
Miscellaneous, net	187	—	379	—	(192)

Income (loss) from continuing operations before income taxes	158,954	16	(17,844)	(2)	176,798
Income tax expense	(70,407)	(7)	(2,732)	—	(67,675)

Income (loss) from continuing operations	88,547	9	(20,576)	(2)	109,123
Loss from discontinued operations, net of income taxes	(34,791)	(4)	(26,866)	(3)	(7,925)

Net income (loss)	$53,756	6%	$(47,442)	(5)%	$101,198

The following is a reconciliation of operating income to AOCF:

	Years Ended December 31,
	2009	2008	Favorable
	Amount	Amount	(Unfavorable)

Operating income	$237,709	$120,897	$116,812
Share-based compensation	14,723	10,259	4,464
Depreciation and amortization (including impairments)	106,504	108,349	(1,845)
Restructuring expense	5,162	46,877	(41,715)

AOCF	$364,098	$286,382	$77,716

Comparison of Consolidated Year Ended December 31, 2010 Versus Year Ended December 31, 2009

Consolidated Results — AMC Networks Inc.

We classify our operations into two reportable segments:

•	National Networks, consisting of our four nationally distributed programming networks, AMC, WE tv, IFC and Sundance Channel, which are distributed throughout the United States by multichannel video distributors. The National Networks reportable segment also includes Wedding Central, a wedding-themed programming network available through a small number of distributors; and

•	International and Other, consisting of AMC/Sundance Channel Global, our international programming business; IFC Entertainment, our independent film distribution business, and AMC Network Communications, our network technical services business, which supplies an array of services to the network programming industry, primarily on behalf of the programming networks of the Company. AMC, IFC and Sundance Channel are available in Canada and Sundance Channel and WE tv are available in other countries throughout Europe and Asia. The International and Other reportable segment also includes VOOM HD.

On December 31, 2010, RMH transferred its membership interests in News 12, RASCO and certain other businesses to wholly-owned subsidiaries of Cablevision in contemplation of the Distribution. The operating results of these transferred entities through the date of the transfer have been presented in the consolidated statements of operations as discontinued operations for all periods presented. Additionally, the net operating results following the sale of our ownership interests in the Lifeskool and Sportskool video-on-demand services in September and October 2008, respectively, which were recorded under the installment sales method, have been classified as discontinued operations for all periods presented.

We allocate certain amounts of our corporate overhead to each segment based upon their proportionate estimated usage of services. The segment financial information set forth below, including the discussion related to individual line items, does not reflect inter-segment eliminations unless specifically indicated.

See “— Business Segments Results” for a discussion relating to the operating results of our segments.

Revenues, net for the year ended December 31, 2010 increased $104,656 (11%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase (decrease) in:
Revenues of the National Networks segment	$98,080
Revenues of the International and Other segment	8,578
Inter-segment eliminations	(2,002)

$104,656

Technical and operating expenses (excluding depreciation, amortization and impairments) include primarily:

•	amortization of program rights, including those for feature films and non-film programming, participation and residual costs, and distribution and production related costs; and

•	origination, transmission, uplinking, encryption and other operating costs.

Technical and operating expenses (excluding depreciation, amortization and impairments) in 2010 increased $55,728 (18%) as compared to 2009. The increase is attributable to the following:

Increase in:
Expenses of the National Networks segment	$45,490
Expenses of the International and Other segment	11,910
Inter-segment eliminations	(1,672)

$55,728

As a percentage of revenues, technical and operating expenses increased to 34% for the year ended December 31, 2010 as compared to 32% for the year ended December 31, 2009.

Selling, general and administrative expenses include primarily sales, marketing and advertising expenses, administrative costs, and costs of facilities. Selling, general and administrative expenses increased $14,230 (5%) for 2010 as compared to 2009. The net increase is attributable to the following:

Increase (decrease) in:
Expenses of the National Networks segment	$15,749
Expenses of the International and Other segment	(1,102)
Inter-segment eliminations	(417)

$14,230

As a percentage of revenues, selling, general and administrative expenses decreased to 30% for the year ended December 31, 2010 as compared to 32% for the year ended December 31, 2009.

Depreciation and amortization (including impairments) decreased $49 (less than 1%) for 2010 as compared to 2009. The net decrease is attributable to the following:

Increase (decrease) in:
Expenses of the National Networks segment	$3,132
Expenses of the International and Other segment	(3,181)

$(49)

Adjusted operating cash flow increased $37,181 (10%) for the year ended December 31, 2010 as compared to the same period in 2009. The net increase is attributable to the following:

Increase (decrease) in:
AOCF of the National Networks segment	$38,227
AOCF of the International and Other segment	(1,133)
Inter-segment eliminations	87

$37,181

Interest expense, net decreased $2,293 (3%) for 2010 as compared to 2009. The net decrease is attributable to the following:

Increase (decrease):
Due to higher average interest rates on our indebtedness	$21
Due to lower average debt balances	(1,698)
Due to an increase in interest income	(1,552)
Other	936

$(2,293)

Loss on interest rate swap contracts, net was $3,237 for the year ended December 31, 2009. The interest rate swap contracts effectively fixed the borrowing rates on a substantial portion of the Company’s floating rate debt to limit the exposure against the risk of rising rates. The loss on interest rate swap contracts resulted from a shift in the yield curve over the life of the swap contracts. The interest rate swap contracts matured in November 2009.

Income tax expense attributable to continuing operations of $88,073 for the year ended December 31, 2010 resulted primarily from pretax income, state income tax expense of $10,937, tax expense of $1,398 resulting from an increase in the valuation allowance with regard to certain local income tax credit carry forwards, tax expense of $1,236 for the impact of a change in the state rate used to measure deferred taxes and tax expense of $1,890, including accrued interest, related to uncertain tax positions.

Income tax expense attributable to continuing operations of $70,407 for the year ended December 31, 2009 resulted primarily from pretax income, state income tax expense of $9,238, tax expense of $1,309 resulting from an increase in the valuation allowance with regard to certain local income tax credit carry forwards, tax expense of $638 for the impact of a change in the state rate used to measure deferred taxes and tax expense of $3,250, including accrued interest, related to uncertain tax positions.

Loss from discontinued operations

Loss from discontinued operations, net of income taxes, for the years ended December 31, 2010 and 2009 reflects the following items, net of related income taxes and noncontrolling interests:

	Years Ended December 31,
	2010	2009

Net operating results of News 12, RASCO and other transferred entities, net of income taxes	$(38,555)	$(36,960)
Other, net of income taxes	465	2,169

	$(38,090)	$(34,791)

Business Segment Results

National Networks

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for our National Networks segment.

	Years Ended December 31,
	2010		2009
		% of Net		% of Net	Favorable
	Amount	Revenues	Amount	Revenues	(Unfavorable)

Revenues, net	$994,573	100%	$896,493	100%	$98,080
Technical and operating expenses (excluding depreciation and amortization)	317,819	32	272,329	30	(45,490)
Selling, general and administrative expenses	271,494	27	255,745	29	(15,749)
Depreciation and amortization	92,735	9	89,603	10	(3,132)

Operating income	$312,525	31%	$278,816	31%	$33,709

The following is a reconciliation of operating income to AOCF:

	Years Ended December 31,
	2010	2009	Favorable
	Amount	Amount	(Unfavorable)

Operating income	$312,525	$278,816	$33,709
Share-based compensation	13,791	12,405	1,386
Depreciation and amortization	92,735	89,603	3,132

AOCF	$419,051	$380,824	$38,227

Revenues, net for the year ended December 31, 2010 increased $98,080 (11%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase (decrease) in:
Advertising/sponsorship revenues primarily at AMC and WE tv resulting from higher pricing, and to a lesser extent increases at IFC and Sundance	$56,333
Affiliation fee revenues primarily at AMC and WE tv and, to a lesser extent IFC and Sundance, resulting from increases in affiliation rates and subscribers (see table below).	31,978
Other revenues primarily at AMC resulting from increased foreign licensing revenues and digital download revenues.	10,097
Intra-segment eliminations	(328)

$98,080

Revenue increases discussed above are primarily derived from an increase in contractual affiliation rates charged for our services, an increase in the number of subscribers and an increase in the prices and level of advertising on our networks. The following table presents certain subscriber information at December 31, 2010 and 2009:

	Estimated Domestic Subscribers
	2010	2009

National Programming Networks:
AMC(1)	96,400	95,200
WE tv(1)	76,800	74,900
IFC(1)	62,700	60,400
Sundance Channel(2)	39,900	37,900

(1)	Estimated U.S. subscribers as measured by Nielsen Media Research (“Nielsen”).

(2)	Subscriber counts are based on internal management reports and represent viewing subscribers.

The Company believes the WE tv, IFC and Sundance Channel programming services may benefit from increased distribution, especially on the digital tiers of cable television distributors as digital penetration increases, and increased advertising revenues as cable networks, including advertiser-supported niche programming networks (such as WE tv and IFC), attract a greater advertising market share. These increases could potentially be offset by lower net effective rates per viewing subscriber for our programming services due to the consolidation of distributors and limited opportunities for increases in distribution in the United States for our substantially fully penetrated AMC programming service. Changes in the viewership ratings of our AMC, WE tv and IFC programming services may also significantly affect future advertising revenues.

Technical and operating expenses (excluding depreciation and amortization and impairments) for the year ended December 31, 2010 increased $45,490 (17%) as compared to 2009. The net increase is attributable to the following:

Increase (decrease) in:
Amortization of program rights and series development/original programming costs	$40,380
Programming related costs	5,438
Intra-segment eliminations	(328)

$45,490

The increase in amortization of program rights and series development/original programming costs for the year ended December 31, 2010 as compared to the prior year is due primarily to increased amortization of program rights at AMC and, to a lesser extent WE tv and IFC. The increase in programming related costs resulted principally from increased presentation, interstitial and formatting related costs.

As a percentage of revenues, technical and operating expenses increased to 32% for the year ended December 31, 2010 as compared to 30% for the year ended December 31, 2009.

There may be significant changes in the level of our technical and operating expenses from quarter to quarter and/or changes from year to year due to content acquisition and/or original programming costs. As additional competition for programming increases from programming services and alternate distribution technologies continue to develop in the industry, costs for content acquisition and/or original programming may increase.

Selling, general and administrative expenses increased $15,749 (6%) for 2010 compared to 2009. The net increase is attributable to the following:

Increase in:
Sales and marketing primarily at AMC due to an increase in marketing expense related to an increase in the number of original programming premieres, partially offset by a decrease in such costs at IFC	$8,540
Other general and administrative costs	752
Management fees	2,738
Increase in share-based compensation expense and expenses relating to Cablevision’s long-term incentive plans	3,719

$15,749

As a percentage of revenues, selling, general and administrative expenses decreased to 27% for the year ended December 31, 2010 as compared to 29% for the year ended December 31, 2009.

The increase in sales and marketing costs is also due to an increase in advertising sales related expenses at AMC and WE tv due to increased advertising sales revenues in 2010 compared to 2009. Management fees of $26,511 in 2010 compared to $23,773 in 2009 increased due to the increased revenues at AMC and WE tv in 2010. Pursuant to a management agreement with Cablevision, the Company pays a management fee calculated based on gross revenues (as defined under the terms of the management agreement) on a monthly basis. We expect to terminate the management agreement on the Distribution date.

There may be significant changes in the level of our selling, general and administrative expenses from quarter to quarter and year to year due to the timing of promotion and marketing of original programming.

Depreciation and amortization increased $3,132 in 2010 as compared to 2009. Depreciation expense increased $158 for the year ended December 31, 2010 as compared to 2009. Amortization expense increased $2,974 for 2010 as compared to 2009 primarily due to the increase in amortization resulting from a reduction in the estimated useful life of certain identifiable intangible assets acquired in connection with the acquisition of Sundance Channel in June 2008, partially offset by a decrease in amortization due to certain intangible assets of AMC, WE tv and IFC becoming fully amortized in the second quarter of 2009.

Adjusted operating cash flow increased $38,227 in 2010 compared to 2009 due to an increase in revenues, net of $98,080, partially offset by an increase in operating expenses resulting primarily from an increase in amortization of program rights expense and marketing expense due to the increase in the number of original programming premieres, excluding share-based compensation, and depreciation and amortization expense, as discussed above.

International and Other

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for our International and Other segment.

	Years Ended December 31,
	2010		2009
		% of Net		% of Net	Favorable
	Amount	Revenues	Amount	Revenues	(Unfavorable)

Revenues, net	$104,499	100%	$95,921	100%	$8,578
Technical and operating expenses (excluding depreciation, amortization and impairments)	65,635	63	53,725	56	(11,910)
Selling, general and administrative expenses	56,965	55	58,067	61	1,102
Restructuring (credits) expense	(2,218)	(2)	5,162	5	7,380
Depreciation and amortization (including impairments)	13,720	13	16,901	18	3,181

Operating loss	$(29,603)	(28)%	$(37,934)	(40)%	$8,331

The following is a reconciliation of operating loss to AOCF deficit:

	Years Ended December 31,
	2010	2009	Favorable
	Amount	Amount	(Unfavorable)

Operating loss	$(29,603)	$(37,934)	$8,331
Share-based compensation	3,415	2,318	1,097
Restructuring (credits) expense	(2,218)	5,162	(7,380)
Depreciation and amortization (including impairments)	13,720	16,901	(3,181)

AOCF deficit	$(14,686)	$(13,553)	$(1,133)

In January 2009, the domestic programming of VOOM was shut down. This decision had a favorable impact on the operating loss of our International and Other reportable segment of $20,089 for the year ended December 31, 2010 as the loss of revenues from our VOOM domestic business was more than offset by the elimination of most operating expenses of VOOM HD. The 2010 operating loss of VOOM HD of $9,303 included primarily legal fees, costs and related expenses of approximately $11,100 in connection with the DISH Network contract dispute, partially offset by restructuring credits of $2,218. The 2009 operating loss of VOOM HD of $29,392 represents primarily legal fees, costs and related expenses of approximately $16,800 in connection with the DISH Network contract dispute and restructuring expense of $5,162.

Revenues, net for the year ended December 31, 2010 increased $8,578 (9%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase (decrease) in:
Affiliation fee revenues principally from an increase in foreign affiliation fee revenues from the AMC Canadian distribution channel due to strengthening of the Canadian dollar (affiliation agreements with Canadian distributors are primarily denominated in Canadian dollars) as well as an increase in subscribers and the number of Canadian distributors who carry the service and, to a lesser extent, increased film distribution revenues of IFC Entertainment due to increased volume of titles being distributed and increased affiliation revenues of our other international distribution channels	$10,917
Other revenues due primarily to increased foreign licensing revenue and digital download revenue of IFC Entertainment, partially offset by a decrease in origination fee revenue at AMC Network Communications due to the termination of the Fox Sports Florida transmission agreement in November 2009	2,672
Revenues, net due to the shutdown of the domestic programming of VOOM in January 2009 and VOOM’s lower foreign distribution revenue	(3,548)
Intra-segment eliminations	(1,463)

$8,578

The decrease in revenues of VOOM was due primarily to the loss of carriage by Cablevision effective January 20, 2009.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2010 increased $11,910 (22%) as compared to the prior year. The net increase is attributable to the following:

Increase (decrease) in:
Costs at our other services (excluding VOOM) resulting primarily from increased programming costs of certain AMC/Sundance Channel Global services and increased content acquisition costs at IFC Entertainment due to increased volume of titles being distributed, partially offset by a decrease at AMC Network Communications due to a decrease in revenues	$7,269
Programming costs at VOOM due to the shutdown of the domestic programming of VOOM in January 2009 and certain foreign programming of VOOM	(5,133)
Transmission and programming related expenses primarily at AMC/Sundance Channel Global	7,845
Intra-segment eliminations	1,929

$11,910

As a percentage of revenues, technical and operating expenses increased to 63% for the year ended December 31, 2010 as compared to 56% for the year ended December 31, 2009.

Selling, general, and administrative expenses decreased $1,102 (2%) for the year ended December 31, 2010 as compared to the prior year. The net decrease is attributable to the following:

Increase (decrease) in:
General and administrative costs primarily at AMC/Sundance Channel Global and at IFC Entertainment	$1,163
Selling, marketing and advertising costs at AMC/Sundance Channel Global due to increased distribution of our foreign services and at IFC Entertainment due to an increased volume of titles being distributed	4,363
Decrease in selling, general and administrative expenses at VOOM due primarily to lower legal fees, costs and related expenses in connection with the DISH Network contract dispute	(9,176)
Increase in share-based compensation expense and expenses relating to Cablevision’s long-term incentive plans	2,017
Intra-segment eliminations	531

$(1,102)

As a percentage of revenues, selling, general and administrative expenses decreased to 55% for the year ended December 31, 2010 as compared to 61% for the year ended December 31, 2009.

Depreciation and amortization (including impairments) decreased $3,181 in 2010 as compared to 2009 due to a decrease in depreciation expense primarily related to VOOM HD, AMC Network Communications and corporate fixed assets.

Restructuring credits of $2,218 for the year ended December 31, 2010 represent primarily the negotiated reductions of contract termination costs originally recorded in 2008 following the Company’s decision to discontinue funding the domestic programming of VOOM HD.

Restructuring expense of $5,162 for the year ended December 31, 2009 represents primarily the impairment of program rights and contract termination costs due to the Company’s decision in 2009 to discontinue funding certain international VOOM HD programming.

Adjusted operating cash flow deficit increased $1,133 (8%) for the year ended December 31, 2010 as compared to 2009. The increase was due primarily to an increase in operating expenses (excluding depreciation and amortization and share-based compensation) due primarily to the launch of certain AMC/Sundance Channel Global services and increased volume of titles being distributed by IFC Entertainment, partially offset by an increase in revenues, net.

Comparison of Consolidated Year Ended December 31, 2009 Versus Year Ended December 31, 2008

Consolidated Results — AMC Networks Inc.

Revenues, net for the year ended December 31, 2009 increased $80,087 (9%) as compared to revenues, net for the prior year. The net increase is attributable to the following:

Increase (decrease) in:
Revenues of the National Networks segment	$120,031
Revenues of the International and Other segment	(35,107)
Inter-segment eliminations	(4,837)

$80,087

Technical and operating expenses (excluding depreciation, amortization and impairments) in 2009 decreased $4,595 (1%) as compared to 2008. The net decrease is attributable to the following:

Increase (decrease) in:
Expenses of the National Networks segment	$42,683
Expenses of the International and Other segment	(45,190)
Inter-segment eliminations	(2,088)

$(4,595)

As a percentage of revenues, technical and operating expenses decreased to 32% for the year ended December 31, 2009 as compared to 35% for the year ended December 31, 2008.

Selling, general and administrative expenses increased $11,430 (4%) for 2009 as compared to 2008. The net increase is attributable to the following:

Increase (decrease) in:
Expenses of the National Networks segment	$29,561
Expenses of the International and Other segment	(18,228)
Inter-segment eliminations	97

$11,430

As a percentage of revenues, selling, general and administrative expenses decreased to 32% for the year ended December 31, 2009 as compared to 34% for the year ended December 31, 2008.

Restructuring expense of $5,162 for the year ended December 31, 2009 represents primarily the impairment of program rights and contract termination costs due to the Company’s decision in 2009 to discontinue funding certain international VOOM HD programming.

Restructuring expense of $46,877 for the year ended December 31, 2008 represents primarily the impairment of program rights of $40,974 and employee severance and other costs of $5,821 due to the Company’s decision to discontinue the domestic programming of VOOM.

Depreciation and amortization (including impairments) decreased $1,845 (2%) for 2009 as compared to 2008. The net decrease is attributable to the following:

Increase (decrease) in:
Expenses of the National Networks segment	$14,092
Expenses of the International and Other segment	(15,937)

$(1,845)

Adjusted operating cash flow increased $77,716 (27%) for the year ended December 31, 2009 as compared to the same period in 2008. The net increase is attributable to the following:

Increase (decrease) in:
AOCF of the National Networks segment	$51,832
AOCF of the International and Other segment	28,730
Inter-segment eliminations	(2,846)

$77,716

Interest expense, net decreased $21,357 (22%) for 2009 as compared to 2008. The net decrease is attributable to the following:

Increase (decrease):
Due to lower average interest rates on our indebtedness	$(16,113)
Due to higher average debt balances	711
Due to the settlement of our collateralized indebtedness in June 2008	(6,766)
Due to lower interest income	746
Other	65

$(21,357)

Loss on investments, net for the year ended December 31, 2008 of $103,238 represents primarily the decrease in the fair value of General Electric common stock owned by the Company through its disposition in June 2008. The effects of these losses are partially offset by gains on the related equity derivative contracts, net described below.

Gain on equity derivative contracts for the year ended December 31, 2008 consists of a gain on equity derivative contracts of $66,447. The gain on equity derivative contracts consists of realized gains due to the change in fair value of the Company’s equity derivative contracts relating to the General Electric common stock which was disposed of in connection with the acquisition of Sundance Channel L.L.C. in June 2008. The effect of this gain is partially offset by losses on investment securities pledged as collateral, which are included in loss on investments, net discussed above.

Loss on interest rate swap contracts, net for the years ended December 31, 2009 and 2008 consist of the loss on interest rate swap contracts of $3,237 and $2,843, respectively. The interest rate swap contracts effectively fixed the borrowing rates on a substantial portion of the Company’s floating rate debt to limit the exposure against the risk of rising rates. The loss on interest rate swap contracts resulted from a shift in the yield curve over the life of the swap contracts. The interest rate swap contracts matured in November 2009.

Loss on extinguishment of debt of $2,424 for the year ended December 31, 2008 resulted from the repayment of the Company’s collateralized indebtedness relating to its holdings of General Electric common stock during the second quarter of 2008.

Income tax expense attributable to continuing operations of $70,407 for the year ended December 31, 2009 resulted primarily from pretax income, state income tax expense of $9,238, tax expense of $1,309 resulting from an increase in the valuation allowance with regard to certain local income tax credit carry forwards, tax expense of $638 for the impact of a change in the state rate used to measure deferred taxes and tax expense of $3,250, including accrued interest, related to uncertain tax positions.

Income tax expense attributable to continuing operations of $2,732 for the year ended December 31, 2008 resulted primarily from the pretax loss, state income tax benefit of $985, tax expense of $1,189 resulting from an increase in the valuation allowance with regard to certain local income tax credit carry forwards, tax expense of $2,604 for the impact of a change in the state rate used to measure deferred taxes, tax expense of $1,689, including accrued interest, related to uncertain tax positions and a reduction in tax benefit of $4,054 resulting from using a lower state tax rate to measure the deferred tax benefit on an unrealized loss on a stock investment.

Loss from discontinued operations

Loss from discontinued operations, net of income taxes, for the years ended December 31, 2009 and 2008 reflects the following items, net of related income taxes and noncontrolling interests:

	Years Ended December 31,
	2009	2008

Net operating results of News 12, RASCO and other transferred entities, net of income taxes	$(36,960)	$(29,991)
Other, net of income taxes	2,169	3,125

	$(34,791)	$(26,866)

Business Segment Results

National Networks

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for our National Networks.

	Years Ended December 31,
	2009		2008
		% of Net		% of Net	Favorable
	Amount	Revenues	Amount	Revenues	(Unfavorable)

Revenues, net	$896,493	100%	$776,462	100%	$120,031
Technical and operating expenses (excluding depreciation and amortization)	272,329	30	229,646	30	(42,683)
Selling, general and administrative expenses	255,745	29	226,184	29	(29,561)
Restructuring expense	—	—	82	—	82
Depreciation and amortization	89,603	10	75,511	10	(14,092)

Operating income	$278,816	31%	$245,039	32%	$33,777

The following is a reconciliation of operating income to AOCF:

	Years Ended December 31,
	2009	2008	Favorable
	Amount	Amount	(Unfavorable)

Operating income	$278,816	$245,039	$33,777
Share-based compensation	12,405	8,360	4,045
Restructuring expense	—	82	(82)
Depreciation and amortization	89,603	75,511	14,092

AOCF	$380,824	$328,992	$51,832

Revenues, net for the year ended December 31, 2009 increased $120,031 (15%) as compared to the prior year. The net increase is attributable to the following:

Increase (decrease) in:
Affiliation fee revenues due primarily to having a full year of results of Sundance Channel (acquired June 2008) and from increases in affiliation rates and in subscribers at AMC, WE tv and IFC (see table below).	$79,822
Advertising/sponsorship revenues due primarily to higher units sold at AMC, improved program ratings at WE tv and to a lesser extent, a full year of results of Sundance Channel (acquired June 2008)	38,842
Other revenues, net	1,506
Intra-segment eliminations	(139)

$120,031

Revenue increases discussed above are primarily derived from increases in contractual affiliation rates charged for our services, an increase in the number of subscribers and an increase in the prices and level of advertising on our networks. The following table presents certain subscriber information at December 31, 2009 and 2008:

	Estimated Domestic
	Subscribers
	2009	2008
	(In thousands)

National Programming Networks:
AMC(1)	95,200	94,500
WE tv(1)	74,900	72,000
IFC(1)	60,400	58,700
Sundance Channel(2)	37,900	30,800

(1)	Estimated U.S. subscribers as measured by Nielsen.

(2)	Subscriber counts are based on internal management reports and represent viewing subscribers.

Technical and operating expenses (excluding depreciation and amortization) for the year ended December 31, 2009 increased $42,683 (19%) as compared to 2008. The net increase is attributable to the following:

Increase (decrease) in:
Amortization of program rights and series development/original programming costs at AMC and WE tv, and to a lesser extent due to increased amortization of non-film program rights at IFC	$33,931
Programming related costs due primarily to Sundance Channel (acquired June 2008)	8,891
Intra-segment eliminations	(139)

$42,683

As a percentage of revenues, technical and operating expenses was 30% for the years ended December 31, 2009 and 2008.

Selling, general and administrative expenses increased $29,561 (13%) in 2009 as compared to 2008. The net increase is attributable to the following:

Increase in:
Selling and marketing costs due primarily to the marketing and promotional activities of Sundance Channel (acquired June 2008), partially offset by a decrease in costs for the marketing and promotion of original programming at IFC	$9,159
Other general and administrative costs due primarily to a shift of allocations from the International and Other reportable segment to the National Networks reportable segment	12,377
Management fees due to increased revenues of AMC and WE tv	2,260
Share-based compensation expense and expenses relating to Cablevision’s long-term incentive plans	5,765

$29,561

As a percentage of revenues, selling, general and administrative expenses was 29% for the years ended December 31, 2009 and 2008.

Depreciation and amortization increased $14,092 (19%) in 2009 as compared to 2008. Amortization expense increased $13,554 for 2009 as compared to 2008 primarily due to an increase of $15,053 due to the amortization of identifiable intangible assets resulting from the acquisition of Sundance Channel in June 2008, partially offset by a decrease in amortization expense of $1,499 due to certain identifiable intangible assets at AMC, WE tv and IFC becoming fully amortized in the second quarter of 2009. Depreciation expense increased $538 in 2009 as compared to 2008.

Adjusted operating cash flow increased $51,832 in 2009 compared to 2008 due to an increase in revenues, net of $120,031, partially offset by an increase in operating expenses, excluding share-based compensation, restructuring and depreciation and amortization expenses, as discussed above.

International and Other

The table below sets forth, for the periods presented, certain historical financial information and the percentage that those items bear to revenues, net for our International and Other segment.

	Years Ended December 31,
	2009		2008
		% of Net		% of Net	Favorable
	Amount	Revenues	Amount	Revenues	(Unfavorable)

Revenues, net	$95,921	100%	$131,028	100%	$(35,107)
Technical and operating expenses (excluding depreciation and amortization shown below)	53,725	56	98,915	75	45,190
Selling, general and administrative expenses	58,067	61	76,295	58	18,228
Restructuring expense	5,162	5	46,795	36	41,633
Depreciation and amortization (including impairments)	16,901	18	32,838	25	15,937

Operating loss	$(37,934)	(40)%	$(123,815)	(94)%	$85,881

In January 2009, the domestic programming of VOOM was shut down. This decision had a favorable impact on the operating loss of our International and Other reportable segment of $76,760 for the year ended December 31, 2009 compared to the year ended December 31, 2008 as the loss of revenues from our VOOM domestic business was more than offset by the elimination of a significant portion of the operating expenses of VOOM HD. The 2009 operating loss of VOOM HD of $29,392 included primarily legal fees, costs and related expenses of approximately $16,800 in connection with the DISH Network contract dispute and restructuring expense of $5,162. The 2008 operating loss of VOOM HD of $106,152 included revenues, net of $59,855, offset by operating expenses of $104,178, restructuring expense of $46,795 and an impairment charge of $15,034 for the write-off of deferred carriage fees at VOOM HD after DISH Network ceased the distribution of VOOM in May 2008.

The following is a reconciliation of operating loss to AOCF deficit:

	Years Ended
	December 31,
	2009	2008	Favorable
	Amount	Amount	(Unfavorable)

Operating loss	$(37,934)	$(123,815)	$85,881
Share-based compensation	2,318	1,899	419
Restructuring expense	5,162	46,795	(41,633)
Depreciation and amortization (including impairments)	16,901	32,838	(15,937)

AOCF deficit	$(13,553)	$(42,283)	$28,730

Revenues, net for the year ended December 31, 2009 decreased $35,107 (27%) as compared to revenues, net for the prior year. The net decrease is attributable to the following:

Increase (decrease) in:
Revenues, net primarily at IFC Entertainment due to an increase in the number of titles being distributed through cable television distributors as on demand offerings	$3,796
Other revenues due primarily to an increase in film distribution revenues at IFC Entertainment and transmission revenue at AMC Network Communications, partially offset by a decrease in production studio leasing revenue	10,808
Revenues, net due to the Company’s decision in December 2008 to discontinue the domestic programming of VOOM (January 2009)	(51,519)
Intra-segment eliminations	1,808

$(35,107)

The decrease in revenues of VOOM was due primarily to the loss of DISH Network’s carriage in May 2008 and the loss of carriage by Cablevision effective January 20, 2009.

Technical and operating expenses (excluding depreciation, amortization and impairments) for the year ended December 31, 2009 decreased $45,190 (46%) as compared to the prior year. The net decrease is attributable to the following:

Increase (decrease) in:
Programming costs at VOOM due to the shutdown of the domestic programming of VOOM in January 2009	$(54,892)
Programming costs (excluding VOOM) resulting primarily from an increase in programming costs at IFC Entertainment and at AMC/Sundance Channel Global, partially offset by a decrease in transmission expenses at AMC Network Communications	1,032
Program acquisition related expenses primarily at IFC Entertainment and transmission and programming related expenses at AMC/Sundance Channel Global	4,715
Intra-segment eliminations	3,955

$(45,190)

As a percentage of revenues, technical and operating expenses decreased to 56% in 2009 as compared to 75% in 2008 due primarily to the decrease in programming costs at VOOM HD.

Selling, general, and administrative expenses decreased $18,228 (24%) for the year ended December 31, 2009 as compared to the prior year. The net decrease is attributable to the following:

Increase (decrease) in:
Administrative costs due primarily to a shift of allocations to the National Networks reportable segment from the International and Other reportable segment	$(5,100)
Selling and marketing costs at IFC Entertainment and the international distribution channels	2,254
Selling, general and administrative expenses at VOOM due to the shutdown of the domestic programming of VOOM in January 2009	(12,815)
Share-based compensation expense and expenses relating to Cablevision’s long-term incentive plans	(1,042)
Intra-segment eliminations	(1,525)

$(18,228)

As a percentage of revenues, selling, general and administrative expenses increased to 61% in 2009 from 58% in 2008.

Restructuring expense of $5,162 for the year ended December 31, 2009 represents primarily the impairment of program rights and contract termination costs due to the Company’s decision in 2009 to discontinue funding certain international VOOM HD programming.

Restructuring expense of $46,795 for the year ended December 31, 2008 represents the impairment of program rights of $40,974 and employee severance and other costs of $5,821 due to the Company’s decision to discontinue the domestic programming of VOOM HD.

Depreciation and amortization (including impairments) decreased $15,937 (49%) in 2009 as compared to 2008. Amortization expense (including impairments) decreased $15,034 for 2009 as compared to 2008 primarily due to the write-off of deferred carriage fees recorded in 2008 at VOOM HD after DISH Network ceased the distribution of VOOM in May 2008. Depreciation expense decreased $903 in 2009 as compared to 2008.

Adjusted operating cash flow deficit decreased $28,730 (68%) for the year ended December 31, 2009 as compared to 2008 due to a decrease in operating expenses and revenues, net, as discussed above, excluding depreciation and amortization and share-based compensation.

Cash Flow Discussion

Continuing Operations

Operating Activities

Net cash provided by operating activities amounted to $265,995 for the year ended December 31, 2010 compared to $204,002 for the year ended December 31, 2009. The 2010 cash provided by operating activities resulted from $571,984 of income before depreciation and amortization and non-cash items, partially offset by the acquisition of and payment of obligations relating to program rights totaling $301,745, deferred carriage fee payments of $3,031 and an increase in net other assets totaling $1,213.

Net cash provided by operating activities amounted to $204,002 for the year ended December 31, 2009 compared to $80,130 for the year ended December 31, 2008. The 2009 cash provided by operating activities resulted from $486,705 of income before depreciation and amortization and non-cash items, partially offset by the acquisition of and payment of obligations relating to program rights totaling $249,951, deferred carriage fee payments of $3,888, an increase in accounts receivable, trade totaling $27,641, and an increase in net other assets totaling $1,223.

Net cash provided by operating activities amounted to $80,130 for the year ended December 31, 2008. The 2008 cash provided by operating activities resulted from $383,285 of income before depreciation and amortization and non-cash items, partially offset by the acquisition of and payment of obligations relating to program rights totaling $244,947, deferred carriage fee payments of $17,882, an increase in accounts receivable, trade and prepaid expenses and other assets of $22,185, an increase in amounts due from/to affiliates of $6,449 and a decrease in net other liabilities totaling $11,692.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2010, 2009 and 2008 was $17,157, $13,169 and $133,779, respectively, which consisted primarily of capital expenditures of $17,243, $13,419, and $23,577 for the years ended December 31, 2010, 2009 and 2008, respectively, primarily for the purchase of technical and transmission related equipment. Additionally, 2008 investing activities included payments for acquisitions of businesses of $110,415 primarily related to the acquisition of Sundance Channel in June 2008.

Financing Activities

Net cash used in financing activities amounted to $148,816 for the year ended December 31, 2010 compared to $132,474 for the year ended December 31, 2009. In 2010, financing activities consisted of capital contributions from Cablevision of $204,018, repayment of a note payable to an affiliate of Cablevision (see below) of $190,000, capital distributions to Cablevision of $53,754, repayment of credit facility debt of $105,000 and principal payments on capital leases of $4,080.

Net cash used in financing activities amounted to $132,474 for the year ended December 31, 2009 compared to net cash provided by financing activities of $55,836 for the year ended December 31, 2008. In 2009, financing activities consisted of net capital distributions to Cablevision of $9,440, repayment of credit facility debt of $120,000 and principal payments on capital leases of $3,034.

Net cash provided by financing activities amounted to $55,836 for the year ended December 31, 2008. In 2008, financing activities consisted of proceeds from credit facility debt of $276,000, capital contributions from Cablevision of $235,353 and proceeds from a note payable to affiliate of $60,000, partially offset by the repayment of collateralized indebtedness of $368,097, repayment of credit facility debt of $76,000, capital distributions to Cablevision of $65,938, payment of financing costs of $2,941 associated with a new incremental revolver supplement entered into in June 2008 and principal payments on capital leases of $2,541.

Discontinued Operations

The net effect of discontinued operations on cash and cash equivalents amounted to a cash outflow of $49,890, $54,011 and $48,602 for the years ended December 31, 2010, 2009 and 2008, respectively.

Operating Activities

Net cash used in operating activities of discontinued operations amounted to $30,870 for the year ended December 31, 2010 compared to $48,967 for the year ended December 31, 2009. The 2010 cash used in operating activities resulted from $52,287 of loss excluding depreciation and amortization and non-cash items and a decrease in accounts payable and other liabilities of $9,423, partially offset by an increase in cash resulting from a decrease in current and other assets of $30,840.

Net cash used in operating activities of discontinued operations amounted to $48,967 for the year ended December 31, 2009 compared to $99,423 for the year ended December 31, 2008. The 2009 cash used in operating activities resulted primarily from $50,528 of loss excluding depreciation and amortization and non-cash items, partially offset by a net increase in cash resulting from the net change in assets and liabilities of $1,561.

Net cash used in operating activities of discontinued operations amounted to $99,423 for the year ended December 31, 2008. The 2008 cash used in operating activities resulted from $36,763 of loss excluding depreciation and amortization and non-cash items, and a net decrease in cash resulting from a payment relating to the settlement of a contract dispute of $58,293 and the net change in other assets and liabilities of $4,367.

Investing Activities

Net cash used in investing activities of discontinued operations for the year ended December 31, 2010 was $10,183 compared to $4,753 for the year ended December 31, 2009. The 2010 investing activities consisted of capital expenditures of $10,744, partially offset by proceeds from the sale of affiliate interests of $561.

Net cash used in investing activities of discontinued operations for the year ended December 31, 2009 was $4,753 compared to net cash provided by investing activities of $46,173 for the year ended December 31, 2008. The 2009 investing activities consisted of capital expenditures of $7,259, partially offset by proceeds from the sale of affiliate interests and other net cash receipts of $2,506.

Net cash provided by investing activities of discontinued operations for the year ended December 31, 2008 was $46,173 and consisted of a decrease in restricted cash of $52,838 primarily relating to the settlement of a contract dispute, proceeds from the sale of affiliate interests and other net cash receipts of $1,485, partially offset by capital expenditures of $8,150.

Liquidity and Capital Resources

Overview

The operations of the businesses that are included in our consolidated financial statements collectively have historically generated positive cash flow from operating activities. However, each of our programming businesses has substantial programming, acquisition and development expenditure requirements.

We generated positive net cash from operating activities for each of the three years ended December 31, 2010, 2009 and 2008. Sources of cash include primarily cash flow from the operations of our businesses and borrowings under the revolving credit facilities of Rainbow National Services LLC (“RNS”), our indirect wholly-owned subsidiary. Our principal uses of cash include: our debt service and the net funding and investment requirements of our developing services. Our businesses do not require significant capital expenditures. As a percentage of revenues, net, capital expenditures were less than 2% for the years ended December 31, 2010 and 2009. In anticipation of the Distribution, we are no longer funding the operations of those businesses that will not be transferred to us in the Distribution. We currently expect our net funding and investment requirements for the next twelve months will be met with one or more of the following: our cash on hand, cash generated by our operating activities and available borrowings under the new credit facilities we will enter into in connection with the Distribution (see “Description of Financing Transactions and Certain Indebtedness”). Our decision as to the use of cash on hand, cash generated from operating activities and borrowings under our credit facilities will be based upon an ongoing review of the funding needs of the business, the optimal allocation of cash resources, the timing of cash flow generation and the cost of borrowing under our credit facilities. From January 1, 2011 through March 17, 2011, we repaid $35,000 of the outstanding balance under the RNS revolving credit facility of $50,000 at December 31, 2010.

We have assessed the implications of the volatility in the capital and credit markets on our ability to meet our net funding and investment requirements over the next twelve months and we believe that a combination of cash-on-hand, cash generated from operating activities and availability under our credit facilities should provide us with sufficient liquidity. However, additional market disruptions could cause broader economic downturns, which may lead to lower demand for our services, such as lower levels of advertising. These events would adversely impact our results of operations, cash flows and financial position. Although we currently believe that amounts available under our credit facilities will be available when, and if needed, we can provide no assurance that access to such funds will not be impacted by adverse conditions in the financial markets. The obligations of the financial institutions under our credit facilities are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

The following table summarizes our outstanding debt, including capital lease obligations, interest expense and capital expenditures as of and for the year ended December 31, 2010:

Credit facility	$475,000
Capital lease obligations	20,252
Senior notes	299,552
Senior subordinated notes	324,071

Total debt	$1,118,875

Interest expense	$75,800

Capital expenditures	$17,243

Total amounts payable by the Company in connection with its outstanding obligations during the five years subsequent to December 31, 2010 and thereafter, including capital leases and related interest, as of December 31, 2010 are as follows:

Years Ending December 31,

2011	$56,321
2012	402,796
2013	327,796
2014	327,796
2015	2,796
Thereafter	11,804

Total	$1,129,309

Debt Financing Agreements

The RNS credit facilities consist of an $800,000 senior secured credit facility (the “RNS Credit Facility”), comprising a $500,000 term A loan facility and a $300,000 revolving credit facility. The term A loan facility matures June 30, 2013 and the revolving credit facility matures June 30, 2012. The RNS Credit Facility allows RNS to utilize up to $50,000 of the revolving credit facility for letters of credit and up to $5,000 for a swing loan. Further, the RNS Credit Facility provides for an incremental facility of up to $925,000, provided that it be for a minimum amount of $100,000. On June 3, 2008, RNS entered into an Incremental Revolver Supplement (the “RNS Incremental Revolver”) whereby RNS received commitments from lenders in the amount of $280,000. The interest rate under the RNS Incremental Revolver is 2.0% over the Eurodollar rate for Eurodollar-based borrowings and 1.0% over the Base Rate for Base Rate borrowings (as defined in the RNS Incremental Revolver). The terms and conditions of the RNS Incremental Revolver are no more restrictive than those of the RNS Credit Facility. Borrowings under the RNS Incremental Revolver may be repaid without penalty at any time. There were no borrowings outstanding under the RNS Incremental Revolver facility at December 31, 2010.

Outstanding borrowings under the term A loan facility and the original revolving credit facility were $425,000 and $50,000, respectively, at December 31, 2010. At December 31, 2010, the weighted average interest rate on both the term A loan facility and amounts drawn under the original revolving credit facility was 1.26%. As of December 31, 2010, $50,000 of the revolving credit facility was drawn and RNS had $530,000 in total undrawn revolver commitments consisting of $250,000 under the RNS original revolver and $280,000 under the RNS Incremental Revolver, which undrawn amounts were available to be drawn to meet our net funding and investment requirements. The borrowings under the RNS Credit Facility may be repaid without penalty at any time. RNS is obligated to pay fees of 0.375% per annum on any undrawn revolver commitment.

RNS was in compliance with all of its financial covenants under the RNS Credit Facility and the RNS Incremental Revolver as of December 31, 2010.

As of December 31, 2010, RNS also has outstanding $300,000 principal amount of 8 3/4% senior notes due September 1, 2012 and $325,000 principal amount of 10 3/8% senior subordinated notes due September 1, 2014.

As part of the Distribution, we will incur approximately $      of New AMC Networks Debt, consisting of $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases), including all amounts outstanding under the RNS Credit Facility and all of the RNS senior notes and senior subordinated notes, and $1,250,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt. For a description of the material terms and covenants of our new senior secured term loans and senior unsecured notes, see “Description of Financing Transactions and Certain Indebtedness.”

RMH Promissory Note

At December 31, 2009, RMH had a $190,000 intercompany payable to Madison Square Garden, L.P., a subsidiary of MSG, an affiliate of Cablevision, in the form of a non-interest bearing advance. On January 28, 2010, in connection with the spin-off of MSG from Cablevision, the intercompany advance was replaced with a promissory note having a principal amount of $190,000, an interest rate of 3.25% and a maturity date of June 30, 2010. In March 2010, the $190,000 of indebtedness was repaid, including $914 of interest accrued from January 28, 2010 through the date of repayment, which was funded by a capital contribution from Cablevision.

Contractual Obligations and Off Balance Sheet Commitments

The Company’s contractual obligations to affiliates and non-affiliates as of December 31, 2010, which consist primarily of our debt obligations, and the effect such obligations are expected to have on our liquidity and cash flow in future periods, are summarized in the following table:

	Payments Due by Period
		Year	Years	Years	More Than
	Total	1	2-3	4-5	5 Years	Other

Off balance sheet arrangements:
Purchase obligations(1)	$126,677	$94,211	$31,544	$922	$—	$—
Operating lease obligations(2)	89,925	13,277	26,269	25,522	24,857	—
Guarantees	359	359	—	—	—	—

	216,961	107,847	57,813	26,444	24,857	—

Contractual obligations reflected on the balance sheet:
Debt obligations(3)	1,100,000	50,000	725,000	325,000	—	—
Program rights obligations	454,825	116,190	185,922	105,977	46,736	—
Capital lease obligations(4)	29,309	6,321	5,592	5,592	11,804	—
Contract obligations(5)	2,909	1,782	1,041	86	—	—
Taxes(6)	66,369	2,474	—	—	—	63,895

	1,653,412	176,767	917,555	436,655	58,540	63,895

Total	$1,870,373	$284,614	$975,368	$463,099	$83,397	$63,895

See Note 8 to our consolidated financial statements for a discussion of our long-term debt. See Note 11 to our consolidated financial statements for a discussion of our leases. See Note 2 to our consolidated financial statements for a discussion of our program rights obligations.

(1)	Purchase obligation amounts not reflected on the balance sheet consist primarily of (i) long-term program rights obligations that have not yet met the criteria to be recorded in the balance sheet and (ii) long-term transmission service commitments.

(2)	Operating lease commitments represent future minimum payment obligations on various long-term, noncancelable leases for office space and office equipment.

(3)	Includes future payments due on the Company’s (i) credit facility debt, (ii) senior notes and (iii) senior subordinated notes (excludes interest payments). These amounts will be repaid on the Distribution date with the proceeds from a portion of the New AMC Networks Debt we are incurring as part of the Distribution.

(4)	Amount above reflects the principal amount of capital lease obligations, including related interest.

(5)	This amount represents primarily long-term carriage fees payable to distributors and additional annual required payments relating to the acquisitions of film website businesses in 2008 and 2009.

(6)	This amount represents tax liabilities, including accrued interest, relating to uncertain tax positions.

The incurrence of the New AMC Networks Debt will significantly increase our contractual debt obligations for periods subsequent to the Distribution.

DISH Network was issued a 20% interest in VOOM HD, the Company’s subsidiary operating VOOM, and that 20% interest will not be diluted until $500,000 in cash has been invested in VOOM HD by the Company. On the fifth or eighth anniversary of the effective date of the investment agreement, the termination of the affiliation agreement by DISH Network, or other specified events, DISH Network has a put right to require a wholly-owned subsidiary of RMH to purchase all of its equity interests in VOOM HD at fair value. On the seventh or tenth anniversary of the effective date of the investment agreement, or the second anniversary date of the termination of the affiliation agreement by DISH Network, a wholly-owned subsidiary of RMH has a call right to purchase all of DISH Network’s ownership in VOOM HD at fair value. The table above does not include any future payments that would be required upon the exercise of this put right, if any. See “Business — Legal Proceedings — DISH Network Contract Dispute.”

Managing our Interest Rate Risk

To manage interest rate risk, we enter into interest rate swap contracts from time to time to adjust the proportion of total debt that is subject to variable interest rates. Such contracts effectively fix the borrowing rates on floating rate debt to limit the exposure against the risk of rising rates. We do not enter into interest rate swap contracts for speculative or trading purposes and we only enter into interest rate swap contracts with financial institutions that are rated investment grade. We monitor the financial institutions that are counterparties to our interest rate swap contracts and diversify our swap contracts among various counterparties to mitigate exposure to any single financial institution. There were no outstanding interest rate swap contracts as of December 31, 2010.

Interest rate risk is primarily a result of exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.

All interest rate swap contracts are carried at their fair values on our consolidated balance sheets, with changes in value reflected in the consolidated statements of operations.

As of December 31, 2010, we have $1,098,623 of debt outstanding, of which $475,000 outstanding under our Credit Facility is subject to variable interest rates. A hypothetical 100 basis point increase in interest rates prevailing at December 31, 2010 could have an adverse effect on our annual interest expense of approximately $5,000.

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2010, the fair value of our fixed rate debt of $637,938 was more than its carrying value of $623,623 by $14,315. The fair value of these financial instruments is estimated based on reference to quoted market prices for these or comparable securities. A hypothetical 100 basis point decrease in interest rates prevailing at December 31, 2010 would increase the estimated fair value of our fixed rate debt by approximately $6,800 to $644,738. This estimate is based on the assumption of an immediate and parallel shift in interest rates across all maturities.

Our floating rate borrowings bear interest in reference to current LIBOR-based market rates and thus their carrying values approximate fair value.

Recently Issued Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-28, Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU No. 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 became effective for the Company on January 1, 2011. The adoption of ASU No. 2010-28 will have no impact on our financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 outlines certain new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) Topic 820-10. ASU No. 2010-06 amends ASC Topic 820-10 to now require that (a) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (b) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU No. 2010-06 clarifies existing disclosures on (a) how a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and (b) how a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU No. 2010-06 became effective in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures will be effective in the first quarter of 2011. We will provide the additional required disclosures pursuant to the guidance under ASU No. 2010-06 when applicable.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, which provides amendments that (a) update the criteria for separating consideration in multiple-deliverable arrangements, (b) establish a selling price hierarchy for determining the selling price of a deliverable, and (c) replace the term “fair value” in the revenue allocation guidance with the term “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions. ASU No. 2009-13 eliminates the residual method of allocating arrangement consideration to deliverables, requires the use of the relative selling price method and requires that a vendor determine its best estimate of selling price in a manner consistent with that used to determine the price to sell the deliverable on a stand-alone basis. ASU No. 2009-13 requires a vendor to significantly expand the disclosures related to multiple-deliverable revenue arrangements with the objective to provide information about the significant judgments made and changes to those judgments and how the application of the relative selling-price method affects the timing or amount of revenue recognition. ASU No. 2009-13 is required to be adopted on a prospective basis to revenue arrangements entered into or materially modified on or after January 1, 2011.

CORPORATE GOVERNANCE AND MANAGEMENT

Corporate Governance

General

Our Class A Common Stock will be listed on           under the symbol ‘‘           .” As a result, we are generally subject to           corporate governance listing standards.

A listed company that meets           definition of “controlled company” may elect not to comply with certain of these requirements. Holders of Cablevision NY Group Class B Common Stock who are members of the Dolan family and certain related family entities entered into a Stockholders Agreement relating, among other things, to the voting of their shares of Cablevision NY Group Class B Common Stock and filed a Schedule 13D with the SEC as a “group” under the rules of the SEC. We have been informed that prior to the Distribution, these parties will enter into a similar stockholders agreement with respect to the voting of their shares of the Class B Common Stock that will be issued in the Distribution. As a result, following the Distribution, we will be a “controlled company.” As a controlled company, we will have the right to elect not to comply with the corporate governance rules of           requiring: (i) a majority of independent directors on our Board of Directors, (ii) an independent compensation committee and (iii) an independent corporate governance and nominating committee. We expect that our Board of Directors will elect for the Company to be treated as a “controlled company” under           corporate governance rules because of our status as a controlled company.

In connection with the consideration of the Distribution by the board of directors of Cablevision, a committee of the Cablevision board, composed of two independent Class A directors, recommended to the full Cablevision board of directors the principal elements of our governance structure, including the replication in our amended and restated certificate of incorporation of the Cablevision common stock voting structure, which the Cablevision board adopted as part of its approval of the filing with the SEC of the registration statement of which this Information Statement forms a part.

Corporate Governance Guidelines

Our Board of Directors will adopt our Corporate Governance Guidelines. These guidelines will set forth our practices and policies with respect to Board composition and selection, Board meetings, executive sessions of the Board, Board committees, the expectations we have of our directors, selection of the President and Chief Executive Officer, management succession, Board and executive compensation, and Board self-evaluation. The full text of our Corporate Governance Guidelines may be viewed at our corporate website at          . A copy may be obtained by writing to AMC Networks Inc., 11 Penn Plaza, New York, NY 10001.

Executive Sessions of Independent Board Members

Under our Corporate Governance Guidelines, our non-management directors may meet in executive sessions with no members of management present. The non-management directors may specify the procedure to designate the director who may preside at any such executive session. Non-management directors who are not independent under the rules of           may participate in these executive sessions, but directors who are independent under the rules of          should meet separately in executive session at least twice each year.

Communicating with Our Directors

Our Board will adopt policies designed to allow stockholders and other interested parties to communicate with our directors. Any interested party that wishes to communicate directly with the Board or any director or the Non-management directors as a group should send communications in writing to Chairman of the Audit Committee, AMC Networks Inc., 11 Penn Plaza, New York, NY 10001. Any person, whether or not an employee, who has a concern with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate those concerns to our Audit Committee by

contacting The Network, Inc., which has been designated to act as a confidential contact organization for this purpose, at           .

Code of Conduct and Ethics

Our Board of Directors will adopt a Code of Conduct and Ethics for our directors, officers and employees. We expect that a portion of this Code of Conduct and Ethics will also serve as a code of conduct and ethics for our senior financial officers and principal accounting officers or controller. Among other things, our Code of Conduct and Ethics will cover conflicts of interest, disclosure responsibilities, legal compliance, reporting and compliance under the Code, confidentiality, corporate opportunities, fair dealing, protection and proper use of assets, and equal employment opportunity and harassment. The full text of the code will be available on our website at          . In addition, a copy may be obtained by writing AMC Networks Inc., 11 Penn Plaza, New York, NY 10001.

Our Directors

The following individuals are expected to be elected by CSC Holdings, our sole stockholder prior to the Distribution, to serve as directors of the Company commencing on the Distribution date.

Class A Directors

Class B Directors

For a discussion of the manner in which our directors are nominated for election, see “— Board Committees — Absence of Nominating Committee.”

The term of office of our directors will expire at the 2012 annual meeting of stockholders and at each succeeding annual meeting after that. The business address for each director is c/o AMC Networks Inc., 11 Penn Plaza, New York, NY 10001 and each director is a citizen of the United States. We will encourage our directors to attend annual meetings of stockholders and believe that attendance at annual meetings is just as important as attendance at meetings of the Board.

Because we did not have any operations in 2010 and were not organized in 2010, our Board did not hold any meetings during that year.

Director Compensation

A director who is a Company employee will receive no extra compensation for serving as a director. Each non-employee director will receive a base fee of $      per year; $      per Board, committee and Non-management director meeting attended in person; and $      per Board, committee and Non-management director meeting attended by telephone. Non-employee directors will also receive $      annually per committee membership and $      annually per committee chairmanship.

We will also pay our non-employee directors compensation in restricted stock units. Each year, each non-employee director will receive a number of restricted stock units for the number of shares of common stock equal to $      divided by the fair market value of a share of our Class A Common Stock. The restricted stock units the non-employee directors will receive will be fully vested on the date of grant. Such compensation will be made pursuant to our Stock Plan for Non-Employee Directors. See “Executive Compensation — Our Stock Plan for Non-Employee Directors” for information concerning our Stock Plan for Non-Employee Directors.

Board Committees

The board will have two permanent committees: the Audit Committee and the Compensation Committee.

Audit Committee

At the time of the Distribution, our Audit Committee will consist of three members. The primary purposes and responsibilities of our Audit Committee are: (a) to assist the Board of Directors (i) in its oversight of the integrity of our financial statements, (ii) in its oversight of our compliance with legal and regulatory requirements, (iii) in assessing our independent registered public accounting firm’s qualifications and independence, and (iv) in assessing the performance of our internal audit function and independent registered public accounting firm; (b) to decide whether to appoint, retain or terminate the Company’s independent auditors and to pre-approve, or to adopt appropriate procedures to pre-approve, all audit, audit-related and other services, if any, to be provided by the independent registered public accounting firm; (c) to review the appointment and replacement of the head of our internal audit department; (d) to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by Company employees or any provider of accounting related services of concerns regarding questionable accounting and auditing matters and review of submissions and treatment of any such complaints; (e) to conduct and review with the Board an annual performance review of the Audit Committee; and (f) to prepare any report of the Audit Committee required by the rules and regulations of the SEC for inclusion in our annual proxy statement. The text of our Audit Committee charter will be available on our website at          . A copy may be obtained by writing to AMC Networks Inc., 11 Penn Plaza, New York, NY 10001.

We expect our Board of Directors to determine that each member of our Audit Committee is “independent” within the meaning of the rules of both           and the SEC, and is          . All directors we add to the Audit Committee in the future will also meet these standards. We expect our Board to also determine that at least one member of our Audit Committee is an “audit committee financial expert” within the meaning of the rules of the SEC.

Our Board will establish a procedure whereby complaints or concerns with respect to accounting, internal controls and auditing matters may be submitted to the Audit Committee. This procedure is described under “Communicating with Our Directors” above.

Our Audit Committee did not exist in 2010.

Compensation Committee

At the time of the Distribution, our Compensation Committee will consist of not less than two members. The primary purposes of our Compensation Committee are to: (a) establish our general compensation philosophy and, in consultation with management, oversee the development and implementation of compensation programs; (b) review and approve corporate goals and objectives relevant to the compensation of our President and Chief Executive Officer and our executive officers other than the President and Chief Executive Officer who are required to file reports with the SEC under Section 16 of the Securities Exchange Act of 1934 (together with the President and Chief Executive Officer, the “Senior Employees”), evaluate their performance in light of these goals and objectives and determine and approve their compensation based upon that evaluation; (c) approve any new equity compensation plan or material changes to an existing plan; (d) oversee the activities of the committee or committees administering our retirement plans; (e) in consultation with management, oversee regulatory compliance with respect to compensation matters; (f) determine and approve any severance or similar termination payments to be made to Senior Employees (current or former); (g) determine the components and amount of Board compensation and review such determinations from time to time in relation to other similarly situated companies; (h) prepare any reports of the Compensation Committee to be included in the Company’s annual proxy statement; and (i) conduct and review with the Board an annual performance review of the Compensation Committee. The text of our Compensation Committee charter will be available on our website at          . A copy may be obtained by writing to AMC Networks Inc., 11 Penn Plaza, New York, NY 10001.

Our Compensation Committee did not exist in 2010.

Absence of Nominating Committee

We will not have a nominating committee. We believe that it is appropriate not to have a nominating committee because of our stockholder voting structure. Under the terms of our amended and restated certificate of incorporation, the holders of our Class B Common Stock will have the right to elect 75% of the members of our Board. We believe that creating a committee consisting solely of independent directors charged with responsibility for recommending nominees for election as directors would be inconsistent with the vested rights of the holders of Class B Common Stock under our certificate of incorporation. Instead, our Corporate Governance Guidelines will provide a mechanism for the selection of nominees for election as directors by the holders of our Class A Common Stock (“Class A Directors”) and by the holders of our Class B Common Stock (“Class B Directors”). Under the terms of our amended and restated certificate of incorporation, the holders of our Class A Common Stock will have the right to elect 25% of the members of our Board. Under our Corporate Governance Guidelines, nominees for election as Class A Directors shall be recommended to the Board by the Class A Directors then in office who were elected by the holders of our Class A Common Stock. Nominees for election as Class B Directors shall be recommended to our Board by the Class B Directors then in office who were elected by the holders of the Class B Common Stock.

We do not expect our directors to set specific, minimum qualifications that nominees must meet in order for them to be nominated for election to the Board, but rather believe that each nominee should be evaluated based on his or her individual merits, taking into account, among other matters, the factors set forth in our Corporate Governance Guidelines under “Board Composition” and “Selection of Directors.” Those factors include:

•	The desire to have a Board that encompasses a broad range of skills, expertise, industry knowledge, diversity of viewpoints, opinions, background and experience, and contacts relevant to our business;

•	Personal qualities and characteristics, accomplishments and reputation in the business community;

•	Ability and willingness to commit adequate time to Board and committee matters; and

•	The fit of the individual’s skill and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of our Company.

The Class A Directors will evaluate possible candidates to recommend to the Board for nomination as Class A Directors and suggest individuals for the Board to explore in more depth. The Board will consider nominees for Class A Directors recommended by holders of our Class A Common Stock. Nominees recommended by stockholders will be given appropriate consideration in the same manner as other nominees. Stockholders who wish to submit nominees for consideration by the Board for election at our annual meeting of stockholders may do so by submitting in writing such nominees’ names, in compliance with the procedures and along with the other information required by our By-Laws. Any such nominee must be submitted to the Corporate Secretary of the Company, at AMC Networks Inc., 11 Penn Plaza, New York, NY 10001, not less than 60 or more than 90 days prior to the date of our annual meeting of stockholders, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, such notice must be given not more than ten days after such date is first announced or disclosed.

The Class B Directors will consult from time to time with one or more of the holders of Class B Common Stock to assure that all Class B Director nominees recommended to the Board are individuals who will make a meaningful contribution as Board members and will be individuals likely to receive the approving vote of the holders of a majority of the outstanding Class B Common Stock. The Class B Directors do not intend to consider unsolicited suggestions of nominees by holders of our Class A Common Stock. We believe that this is appropriate in light of the voting provisions of our amended and restated certificate of incorporation, which vest exclusively in the holders of our Class B Common Stock the right to elect our Class B Directors.

Other Committees

In addition to standing committees, the Company will adopt a policy whereby a committee of our Board of Directors consisting entirely of independent directors (the “Independent Committee”) will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, on the one hand, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 of Regulation S-K of the SEC (“Item 404”) has or will have a direct or indirect material interest. This approval requirement will cover any transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404, which currently apply to any transaction (or any series of similar transactions) in which the amount involved exceeds $120,000. The policy will not cover decisions on compensation or benefits or the hiring or retention of any person. The hiring or retention of executive officers will be determined by our full Board of Directors. Compensation of executive officers is subject to the approval of our Compensation Committee. This policy also will not cover any pro rata distributions to all Company stockholders, including a pro rata distribution of our Class A Common Stock to holders of our Class A Common Stock and our Class B Common Stock to holders of our Class B Common Stock. No director on the Independent Committee will participate in the consideration of a related party transaction with that director or any related person of that director.

Similarly, an Independent Committee will oversee approval of all transactions and arrangements between the Company and its subsidiaries, on the one hand, and Cablevision System Corporation and its subsidiaries, or Madison Square Garden, Inc. and its subsidiaries, on the other hand, to the extent involving amounts in excess of the dollar threshold set forth in Item 404. See “Certain Relationships and Related Party Transactions — Related Party Transaction Approval Policy.”

Our By-Laws provide for the formation of an Executive Committee of the Board of Directors which would have the power to exercise all of the powers and authority of the Board in the management of the business and affairs of the Company, except as limited by the Delaware General Corporation Law. Our Board has not formed an Executive Committee, although it could do so in the future.

Risk Oversight

The oversight of risk management is an important Board responsibility. The Audit Committee will take the lead on behalf of the Board in monitoring risk management. The Audit Committee will discuss guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company access and manage the Company’s exposure to risk and discuss the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures. AMC Networks believes that its executive compensation program, with its emphasis on long-term performance, its close connection to Company-wide and divisional performance and its significant equity components is designed to align the executives’ compensation with the Company’s long-term strategy and growth and, as a result, does not encourage excessive risk taking. Our Compensation Committee will consider the issue of the Company’s exposure to risk in establishing and implementing our executive compensation programs.

Our Executive Officers

The following individuals are expected to continue to serve as our executive officers at the time of the Distribution. Prior to the Distribution, one or more additional executive officers are expected to be appointed. Information concerning those executive officers will be included in an amendment to this Information Statement.

Mr. Joshua W. Sapan	President and Chief Executive Officer

JOSHUA W. SAPAN, 60, President and Chief Executive Officer of the Company since March 9, 2011. Chief Executive Officer of Rainbow Media Holdings since 1995. Chief Operating Officer of Rainbow Media Holdings from 1991 to 1995. President of AMC and Bravo from 1987 to 1991. Serves on the boards of The Cable Center, the Cable & Telecommunications Association for Marketing (CTAM) Educational Foundation, the International Radio and Television Society (IRTS) Foundation, the Museum of the Moving Image, the National Association for Multi-Ethnicity in Communications (NAMIC) Foundation, WNYC Radio and The New School University.

EXECUTIVE COMPENSATION

Introduction

This section presents information concerning compensation arrangements for our executive officers. At this time we have one executive officer, Joshua W. Sapan, our President and Chief Executive Officer. We present historical information concerning the compensation of Mr. Sapan, who has been an executive of RMH since 1991. The historical compensation information, including in particular the information set forth below under “Historical Compensation Information,” may not be directly relevant to the compensation that Mr. Sapan will receive from the Company. With respect to future compensation, we will present information below under “Key Elements of 2011 Expected Compensation from the Company” concerning the compensation that Mr. Sapan will receive from the Company under an employment agreement, which we anticipate entering into with him in connection with the Distribution.

Mr. Sapan holds various cash and equity-based long-term incentive awards that were granted by Cablevision. Treatment of these in the Distribution is described under “Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.”

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the specific arrangements that the Company has in place for its named executive officers as well as a discussion of Cablevision’s compensation philosophy for its named executive officers for 2010. Cablevision’s compensation philosophy may be relevant to the Company because it is anticipated that the elements of our compensation will be similar to the elements of Cablevision’s compensation. However, our Compensation Committee will review the impact of the Distribution and will review all aspects of compensation and make appropriate adjustments.

For purposes of this Compensation Discussion and Analysis, the Company’s named executive officer is Mr. Sapan. Prior to the Distribution, one or more additional executive officers will be appointed. Information concerning those executive officers will be included in an amendment to this Information Statement. These individuals are referred to collectively as Named Executive Officers (“NEOs”).

Compensation Consultant

In accordance with their charters, Cablevision’s compensation committee has, and our Compensation Committee will have, the authority to engage outside consultants to assist in the performance of its duties and responsibilities. Cablevision’s compensation committee uses a compensation consultant to assist the Cablevision compensation committee in determining whether the elements of Cablevision’s executive compensation program are reasonable and consistent with Cablevision’s objectives. The compensation consultant advises Cablevision’s compensation committee on designing Cablevision’s executive compensation program and the reasonableness of individual compensation awards. The compensation consultant reports directly to Cablevision’s compensation committee, although the compensation consultant meets with members of Cablevision’s management from time to time for purposes of gathering information on management proposals and recommendations to be presented to Cablevision’s compensation committee.

As part of its ongoing engagement, Cablevision’s compensation consultant, ClearBridge Compensation Group (“ClearBridge”) conducted a review of Cablevision’s 2010 executive compensation to assist Cablevision’s compensation committee in determining compensation programs and decisions for 2011. The Cablevision compensation committee has retained ClearBridge to assist in designing and establishing the Company’s executive compensation program for 2011. Our Compensation Committee is also expected to engage a compensation consultant to assist our Compensation Committee in making compensation decisions in the future.

Cablevision Compensation Overview and Philosophy

Cablevision’s executive compensation program is designed to meet the following key objectives:

•	The majority of compensation for Cablevision’s executive officers should be at risk and based on the performance of Cablevision, so that actual compensation levels depend upon Cablevision’s actual performance as determined by its compensation committee.

•	Over time, incentive compensation of Cablevision’s executive officers should focus more heavily on long-term rather than short-term accomplishments and results.

•	Equity-based compensation should be used to align Cablevision’s executive officers’ interests with the stockholders’ interests.

•	The overall executive compensation program should be competitive, equitable and structured so as to ensure Cablevision’s ability to attract, retain, motivate and reward the talented executives who are essential to Cablevision’s continuing success. Total direct compensation, rather than individual compensation elements, is the focus in providing competitive compensation opportunities.

Cablevision Elements of In-Service Compensation

Cablevision’s compensation committee seeks to fulfill the objectives described above by maintaining appropriate balances between (1) short-term and long-term compensation, (2) cash and equity compensation, and (3) performance-based and non-performance-based compensation. We expect our compensation committee to use a similar mix of these compensation elements.

The Cablevision executive compensation program consists of three principal elements, each of which is important to Cablevision’s desire to attract, retain, motivate and reward highly-qualified executives. The three principal compensation elements are: base salary, annual cash incentives and long-term incentives. In addition, each executive officer is also eligible to receive certain benefits, which are generally provided to all other eligible employees, and certain perquisites described below.

A significant percentage of total direct compensation is allocated to incentive compensation in accordance with the philosophy of Cablevision’s compensation committee as described above. Cablevision’s compensation committee reviews historical Cablevision compensation and other information provided by its compensation consultant and other factors such as experience, performance and length of service to determine the level and mix of compensation for its executive officers, by position and grade level, that the Cablevision compensation committee has deemed appropriate.

Base Salaries

Base salaries for Cablevision’s named executive officers have been set at levels that are intended to reflect the competitive marketplace in attracting and retaining quality executives. Cablevision’s compensation committee reviews the salaries of its named executive officers no less frequently than on an annual basis. Cablevision’s compensation committee evaluates each of its executive’s performance, experience and grade level and may increase its executives’ salaries. Based on their performance and in accordance with the terms of the Cablevision employment agreements, the Cablevision compensation committee, in its discretion, has increased base salaries for certain of its executive officers over time.

Mr. Sapan was not an executive officer of Cablevision in 2010. As an employee of RMH, the 2010 base salary of Mr. Sapan was reviewed by Cablevision’s executive management, working within guidelines and procedures established by Cablevision’s compensation committee. Mr. Sapan’s base salary for 2010 was increased by $120,000, from $1,120,000 in 2009 to $1,240,000 in 2010.

Annual Incentives

Under Cablevision’s executive compensation program, annual incentive awards, or bonuses, are made to its executive officers and other members of Cablevision management. For the Cablevision individuals that the compensation committee determines may be covered by Section 162(m) of the Code, as amended, 2010 bonuses were granted under Cablevision’s 2006 Cash Incentive Plan (“Cablevision CIP”), a stockholder approved plan. For all other members of management, bonuses were granted under a management performance incentive program administered by the compensation committee.

Cablevision’s annual incentive awards are designed to link directly executive compensation to performance and provide incentives and rewards for excellent business performance during the year. Each bonus-eligible employee is assigned a target bonus equal to a percentage of that employee’s annual base salary. The target bonus is determined based upon the applicable employee’s position, grade level, responsibilities, and historical and expected future contributions to Cablevision. Cablevision’s compensation committee currently reviews the target bonus levels of its named executive officers no less frequently than on an annual basis. Cablevision’s compensation committee evaluates each of its executive’s performance, experience and grade level and may adjust executive target bonus levels accordingly. Based on his performance and in accordance with the terms of his employment agreement with RMH, the target bonus level for Mr. Sapan has been increased over time by the executive management of Cablevision, working within the guidelines and procedures established by Cablevision’s compensation committee. Mr. Sapan’s target bonus for 2010 was as follows (expressed as a percentage of base salary): 105%.

The payment of annual incentive awards depends on the extent to which Cablevision achieves performance objectives established by Cablevision’s compensation committee (subject to the discretion of Cablevision’s compensation committee to reduce the incentive awards).

Long-Term Incentives

Cablevision’s executive compensation program is designed to achieve the objectives described above. Its core long-term incentive program in 2010 consisted of two elements: restricted stock and cash performance awards. These long-term incentives were awarded to members of management based upon each individual’s grade level and provided approximately 50% of the value of their long-term incentive awards in restricted stock and approximately 50% of the value of their long-term incentive awards as cash performance awards. Cablevision’s most senior executives received approximately 40% of the value of their total long-term incentive awards in restricted stock and approximately 60% of the value of their long-term incentive awards as cash performance awards. Cablevision believed restricted stock would provide its executive officers with an incentive to improve Cablevision’s stock price performance and a direct alignment with stockholders’ interests, as well as a continuing stake in the long-term success of Cablevision. The cash performance awards also would provide strong incentives for the executives to help Cablevision achieve specific long-term financial objectives. In addition, because these equity and cash awards would vest over time, Cablevision believed these awards would provide strong incentives for the executives to remain with Cablevision. In 2010, Mr. Sapan received approximately 40% of the value of his total long-term incentive award from RMH in restricted stock and approximately 60% of the value of his total long-term incentive award as cash performance awards.

Grants of long-term incentives are made under Cablevision’s stockholder-approved plans. Prior to 2006, restricted stock, stock options and stock appreciation rights awards were granted under Cablevision’s 1996 Amended and Restated Employee Stock Plan, which expired by its terms in February 2006. This plan was replaced by Cablevision’s 2006 Employee Stock Plan, which was approved by stockholders at Cablevision’s annual meeting in May 2006. Cash awards have been made under Cablevision’s Long-Term Incentive Plan, which was replaced by the Cablevision CIP in May 2006.

Restricted Stock

Under Cablevision’s executive compensation program, annual grants of restricted stock are made to its executive officers and other members of Cablevision’s management. An award of restricted stock provides the recipient with a specified number of shares of Cablevision NY Group Class A Common Stock as long as the recipient remains employed by Cablevision through the date that the restrictions lapse. Under the current executive compensation program, restricted stock awards will vest in their entirety on the third anniversary of the date of grant (i.e., 3-year cliff-vesting) as long as the recipient is continuously employed until such date.

Grants by Cablevision of restricted stock made prior to 2006 generally vested at the end of a four-year period, subject to certain limited exceptions. Information regarding restricted stock awards for Mr. Sapan in 2010 is set forth in the Summary Compensation Table below. More information regarding other restricted stock grants for Mr. Sapan appears in the Outstanding Cablevision Equity Awards at 2010 Fiscal Year-End Table below. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision restricted stock.

Performance Awards

The current Cablevision executive compensation program contemplates annual grants of three-year performance awards to its executive officers and other members of Cablevision’s management to be earned on the basis of long-term performance relative to pre-established financial goals. Cablevision’s compensation committee sets the performance objectives for each award in the first quarter of the year of grant. Each recipient will be eligible to receive a specified dollar amount, depending on the employee’s grade level, to the extent that the performance objectives are achieved.

The performance awards granted in 2010 will be payable in 2013 if Cablevision achieves specified targets of net revenues or AOCF in the 12-month period ending December 31, 2012. The target levels of net revenues and AOCF were derived from Cablevision’s five-year plan for its operating business units presented to the Cablevision board of directors in connection with Cablevision’s 2010 annual budget and risk adjusted by the compensation committee. These targets were intended to measure ongoing operating performance of Cablevision and are subject to various adjustments such as for acquisitions and dispositions and investments in new business initiatives and exclude all charges for long-term performance-based compensation. In determining achievement of the 2010 performance awards, each performance measure is weighted equally. The awards provide for a potential payout on a sliding scale such that the actual payment may range from zero (if both incremental operating business unit net revenues and incremental operating business unit AOCF fail to reach at least 60% of the targets) to 200% (if, for example, both incremental operating business unit net revenues and operating business unit AOCF equal or exceed 158% of the targets). If Cablevision does not achieve threshold levels of performance, the award does not provide for any payment. If Cablevision exceeds threshold levels but does not achieve the targeted amounts, or if Cablevision achieves one target but not both, the award provides for partial payments. In addition, if results exceed the desired targets, recipients will receive payments in excess of the target award for the exceptional performance. The performance award of Mr. Sapan in 2010 was based on his grade levels with a targeted amount of $1,860,000. Cablevision performance awards for Mr. Sapan granted in 2010 are set forth in the Grants of Cablevision Plan-Based Awards Table below.

Because the targets for all performance awards have been derived from Cablevision’s confidential five-year strategic plans, which are not disclosed publicly for competitive reasons, Cablevision does not believe it is appropriate to disclose specific numerical targets. Disclosure of these targets could provide information that could lead to competitive harm to Cablevision. Cablevision believes that its five-year plans, and consequently the targets set for the performance awards, are ambitious and reflect desired above-market performance. In determining the threshold levels of performance, Cablevision’s compensation committee considered, among other factors, Cablevision’s five-year plan and the degree of difficulty in achieving the targets, including a comparison of the five-year plan with analysts’ published projections of our growth as well as of some of our competitors. The 2010 performance award includes a sliding scale of payouts based upon the levels of incremental net revenues and adjusted operating cash flow. Cablevision believes that the lowest levels on the sliding scale should be achieved, although there can be no assurance this will occur. As the payout scale increases, the likelihood of achievement decreases and the payouts increase. Cablevision’s compensation committee has the authority to amend or waive the performance targets under these awards and to make interpretations and adjustments thereto.

See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision performance awards.

Stock Options

Cablevision does not include options as part of its executive compensation program every year. Options were issued as part of its 2009 program and prior to 2007. Each stock option granted in 2009 was granted with an exercise price no less than the closing price of Cablevision NY Group Class A Common Stock on the date of grant. No stock options were granted in 2010. Stock options will have value only if, and to the extent that, the price of Cablevision NY Group Class A Common Stock on the date the stock option is exercised exceeds this exercise price.

The stock options vest over three years in 33 1/3% annual increments and expire 5 1/2 years from the grant date, although options granted prior to 2009 generally expire after ten years. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision stock options.

Other Types of Awards in Prior Years

In the past, Cablevision has issued other types of long-term incentives to its executive officers and other members of Cablevision management, such as performance-based stock options, stock appreciation rights, performance retention awards and deferred compensation awards.

Under Cablevision’s former executive compensation program, grants of stock appreciation rights were made to its executive officers and other members of Cablevision management. Stock appreciation rights are the right to receive the appreciation in the value of Cablevision NY Group Class A Common Stock over a specified period of time. Upon exercise of a stock appreciation right, the award recipient will receive an amount of cash, common stock or a combination of cash and common stock equal to the amount of the appreciation. Historically, Cablevision granted stock appreciation rights in tandem with options. Each stock appreciation right was required to be granted with an exercise price no less than the closing price of a share of Cablevision NY Group Class A Common Stock on the date of grant; for a tandem stock appreciation right, the exercise price is equal to the exercise price per share of the related option. Generally, the stock appreciation rights vest over three years in 33 1/3% annual increments and expire ten years from the grant date. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision stock appreciation rights.

Cablevision’s former executive compensation program also included special retention incentives called deferred compensation awards. Although Cablevision referred to these awards as “deferred compensation awards,” it does not believe that they constitute “deferred compensation” under Section 409A of the Code. These awards were generally made to its executive officers and other members of Cablevision management. The purpose of these deferred compensation awards was to attract and retain senior executives.

The Cablevision deferred compensation awards contemplated an initial award amount for each recipient of $500,000. Each year, on the anniversary date of the award, the award amount grows by an additional amount equal to the lesser of 20% of the individual’s annual base salary in effect at that time and $150,000. In addition, the award amount is increased by quarterly interest, at an annual interest rate equal to the average of the one-year LIBOR fixed-rate equivalent for the ten business days immediately preceding October 1st of each year. The deferred compensation award is paid in installments: 50% of the then current award amount was paid on the fifth anniversary of the effective date of the award (October 2009 for Mr. Sapan), and the balance of the then current award amount is payable on the seventh anniversary of the effective date (October 2011 for Mr. Sapan), so long as the recipient continues to be employed. Information regarding the Cablevision deferred compensation awards of Mr. Sapan is set forth in the Summary Compensation Table below. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on Cablevision deferred compensation awards.

Benefits

Cablevision offers benefits to its executive officers generally to provide for retirement income and serve as a safety net against hardships that can arise from illness, disability or death.

Cablevision’s executive officers are eligible to participate in the same health and welfare benefit plans made available to the other benefits-eligible employees of Cablevision, including, for example, medical, dental, vision, life insurance and disability coverage.

For a description of Cablevision’s defined benefit plans and defined contribution plans, see ‘‘— Historical Compensation Information — Pension Benefits,” “— Historical Compensation Information — Cablevision Cash Balance Pension Plan,” “— Historical Compensation Information — Cablevision Excess Cash Balance Plan,” “— Historical Compensation Information — Cablevision 401(k) Plan” and “— Historical Compensation Information — Cablevision Excess Savings Plan” below.

Perquisites

Cablevision provides certain perquisites to its executive officers as described below. The aggregate value of Cablevision perquisites received by Mr. Sapan in 2010 is set forth in the Summary Compensation Table below. Following the Distribution, we expect to provide certain perquisites to our eligible employees and executive officers as described below.

Telecommunications Services

Cablevision perquisites include access to telecommunications services (cable television, high-speed data and voice) at no monthly cost to its employees, including its executive officers, living in Cablevision’s service area. Certain Cablevision employees living outside the service area are eligible for reimbursement of certain costs in purchasing similar services. The services provided vary depending on the grade level of the Cablevision employee.

It is currently expected that for a period of two months following the Distribution, as Company employees, our executive officers will continue to have access to the telecommunications benefit they received from Cablevision immediately prior to the Distribution.

Car and Driver

Certain Cablevision executive officers and members of management have used Cablevision cars and drivers on a limited basis for personal use.

To the extent Cablevision employees use a Cablevision car and driver for personal use, those employees are imputed compensation for tax purposes. For compensation reporting purposes, the benefit attributable to the personal use of Company cars is valued at a portion of the cost of the driver and car plus car maintenance, fuel and other related costs, based on an estimated percentage of use.

Following the Distribution, the Company may provide car and driver services to certain of its executive officers.

Aircraft

Cablevision owns and operates passenger helicopters and leases and operates a jet to facilitate business travel of senior executives. Cablevision also has agreements with entities controlled by Charles F. Dolan or other members of the Dolan family pursuant to which the Company has a right to use fixed-wing aircraft owned by such entities.

Certain Cablevision executive officers and other members of its management are permitted to use the helicopters and jet for personal travel upon the approval of Cablevision’s Chief Executive Officer or his designee. Personal use of the helicopters by Cablevision’s executives has primarily been for purposes of commuting.

To the extent any Cablevision employee uses any of the aircraft for personal travel without reimbursement, they are imputed compensation for tax purposes based on the Standard Industry Fare Level rates that are published biannually by the IRS. For compensation reporting purposes, Cablevision valued the incremental cost of the personal use of the aircraft based on the variable costs incurred by Cablevision net of reimbursements received from executives. The incremental cost of the use of the aircraft does not include any costs that would have been incurred by Cablevision whether or not the personal trip was taken, such as lease and insurance payments, pilot salaries and other overhead costs.

Other

Certain of the Cablevision executive officers have, from time to time, used Cablevision’s travel department to make their personal travel arrangements. For compensation reporting purposes, Cablevision valued the incremental cost of personal use of the travel department as a portion of the cost of the travel department employees and related overhead, based on the time spent making the arrangements.

Following the Distribution, we may provide similar and additional perquisites to certain of our executive officers or senior executives as determined by our Compensation Committee.

Post-Termination Compensation

Cablevision believes that its post-termination benefits described below are integral to Cablevision’s ability to attract and retain qualified executives. Following the Distribution, we expect to provide post-termination benefits for our NEOs. We will provide a description of any severance arrangements we agree to provide to our NEOs in an amendment to this Information Statement.

Under certain circumstances, payments or other benefits may be provided by Cablevision to employees upon the termination of their employment with Cablevision. The amount and type of any payment or benefit will depend upon the circumstances of the termination of employment. These may include termination by Cablevision without cause, termination by the employee for good reason, other voluntary termination by the employee, retirement, death, disability, or termination following a change in control of Cablevision or following a going-private transaction. The definitions of “cause” and “good reason” vary among the different Cablevision employment agreements with executive officers and the Cablevision award agreements.

The Cablevision award agreements regarding the various long-term incentives also address employment termination events, including the circumstances upon which vesting, payment and/or forfeiture of all or a portion of the long-term incentives may be accelerated. If an executive’s employment agreement with Cablevision refers to the treatment of any award upon a triggering event, the particular award agreement does not supersede the terms of the employment agreement unless otherwise provided in the award agreement.

Tax Deductibility of Compensation

Section 162(m) of the Code, as amended, establishes a $1 million limit on the amount that a publicly held corporation may deduct for compensation paid to the chief executive officer and the next three most highly paid named executive officers (other than the chief financial officer) in a taxable year. This limitation does not apply to any compensation that is “qualified performance-based compensation” under Section 162(m), which is defined as compensation paid in connection with certain stock options or that is paid only if the individual’s performance meets pre-established objective goals based on performance criteria established under a plan approved by stockholders. Our short-term and long-term incentive compensation plans are expected to be generally designed to qualify for this exemption from the deduction limitations of Section 162(m) and to be consistent with providing appropriate compensation to executives.

From time to time, to the extent it deems appropriate, Cablevision’s compensation committee may make awards (or modifications to awards) that would not qualify for an exemption from Section 162(m). For example, Cablevision expects that, for 2010, the amount of base salary in excess of $1 million for Cablevision’s chief executive officer and the next three most highly paid named executive officers, plus any other annual compensation paid or imputed to Cablevision’s chief executive officer and the next three most highly paid named executive officers of Cablevision covered by Section 162(m) that causes their non-performance-based compensation to exceed the $1 million limit, will not be deductible by Cablevision for federal income tax purposes. Our Compensation Committee may also make awards (or modifications to awards) that would not qualify for an exemption from Section 162(m).

Although it is the Company’s intent generally to qualify compensation for the exemption from the deduction limitations, we believe that it is in the best interests of the Company’s stockholders to allow our Compensation Committee the flexibility and discretion to design an appropriate executive compensation program so that the Company can attract, retain and motivate our executives, notwithstanding Section 162(m).

Key Elements of 2011 Expected Compensation from the Company

As a newly-formed entity, we did not have any executive officers or pay any compensation during 2009 or 2010. The following summarizes the principal components of the compensation we expect to provide in 2011 to Mr. Sapan based upon an employment agreement which we anticipate entering into with him in connection with the Distribution. The amounts set forth below have been annualized. Actual amounts paid will be prorated based upon the date of the Distribution. Except as noted, we have not yet determined the form of any long-term incentives.

Mr. Sapan:
Base Salary
Target Bonus
Target 2011 Long-Term Incentives

Cablevision’s restricted share awards issued in 2011 provide that if the Distribution occurs on or before June 30, 2012, and the employee receiving such award is employed by the Company on the date of the Distribution or transfers from Cablevision to the Company within      days of the Distribution, then such employee’s restricted shares will be cancelled and will be replaced by an award of the Company’s Class A Common Stock. Cablevision’s restricted share awards issued in 2011 to the Company’s executive officers whose compensation is potentially subject to Section 162(m) of the Code provide that the vesting of such grants will be subject to satisfying Company-based performance criteria, as specified in the award agreement, if the Distribution occurs prior to the vesting date of such award. Cablevision’s grants of performance awards in 2011 provide that if the Distribution occurs on or before June 30, 2012, and the employee receiving such award is employed by the Company on the date of the Distribution or transfers from Cablevision to the Company within      days of the Distribution, then such employee’s performance award agreement will be cancelled and replaced with an award under the Company’s cash incentive plan with substantially identical terms, but the payout will be measured against Company-based performance objectives. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.”

In addition Mr. Sapan is expected to receive other benefits and perquisites as discussed above.

Historical Compensation Information

All of the information set forth in the following table reflects compensation earned during 2010 based upon services rendered to RMH by Mr. Sapan. The information below is not necessarily indicative of the compensation Mr. Sapan will receive as an executive officer of the Company. For information on the expected compensation of this executive, see “— Key Elements of 2011 Expected Compensation from the Company.”

Summary Compensation Table

Change in
Pension
Value and
					Non-Equity	Nonqualified
				Option	Incentive	Deferred
			Stock	and Rights	Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	($)

Mr. Joshua W. Sapan	2010	1,240,000	1,274,400	—	3,321,320	170,007	196,696	6,202,423
President and Chief Executive Officer of RMH

(1)	For 2010, salary paid accounted for the following percentage of total compensation: Mr. Sapan 20%.

(2)	This column reflects the aggregate grant date fair value of restricted stock awards granted to Mr. Sapan in 2010.

(3)	No stock options and/or rights were granted in 2010.

(4)	This information reflects the annual incentive award for performance in 2010 and the value of performance awards granted in 2008, earned at the end of 2010 as follows: $1,625,000 and $1,696,320 respectively.

(5)	This column represents the sum of the increase in the present value of Mr. Sapan’s accumulated cash balance plan account and accumulated excess cash balance account. There were no above-market earnings on nonqualified deferred compensation. For more information regarding Mr. Sapan’s pension benefits, please see the Pension Benefits Table below.

(6)	The table below shows the components of this column:

			401(k)	Excess		Deferred
		Supplemental	Plan	Savings Plan	Life Insurance	Compensation
		Benefit	Match	Match	Premiums	Awards	Dividends	Perquisites
Name	Year	Plan	$	($)	($)	($)(a)	($)(b)	($)(c)	Total ($)

Mr. Sapan	2010	—	—	—	—	159,098	25,380	12,218	196,696

(a)	This column represents for Mr. Sapan the following amounts allocated under his deferred compensation award: a notional contribution of $150,000 and notional interest of $9,098 in 2010. For more information regarding his deferred compensation awards, see “— Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Other Types of Awards in Prior Years.”

(b)	This column represents quarterly cash dividends declared by Cablevision since August 2008. Holders of stock options and stock appreciation rights that had vested prior to December 31, 2004 received a cash dividend upon exercise. In October 2009, the compensation committee of the board of directors approved exercise price adjustments for all dividend eligible stock options and stock appreciation rights so that in the future cash dividends will result in a reduction of the exercise price rather than a cash payment. Holders of restricted shares are entitled to receive a cash amount equal to the dividends when the restricted shares vest. This column represents dividend payments made upon stock option and stock appreciation right exercises and restricted stock vesting in the respective periods.

(c)	This column includes the following components: (A) free cable television service, high-speed data and voice service; (B) use of Cablevision’s aircraft for personal travel; (C) use of Cablevision’s travel department to arrange for personal travel and (D) personal use of a car and driver. For more information regarding the calculation of these perquisites, see “— Compensation Discussion and Analysis — Perquisites.”

Grants of Cablevision Plan-Based Awards

The table below presents information regarding awards granted in 2010 to Mr. Sapan under Cablevision’s plans, including estimated possible and future payouts under non-equity incentive plan awards and other restricted stock and stock option awards. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

All
Other
Stock
							Awards:	All Other	Exercise	Grant Date
							Number of	Option	or Base	Fair Value
							Shares of	Awards:	Price of	of Stock
				Estimated Future Payouts Under Non-			Stock	Securities	Option	and Option
		Grant		Equity Incentive Plan Awards			or	Underlying	Awards	Awards
Name	Year	Date		Threshold($)	Target($)	Maximum($)	Units(#)	Options(#)	($/Sh)	($)(1)

Mr. Sapan	2010	3/10/10	(2)				53,100			1,274,400
	2010	3/10/10	(3)	930,000	1,860,000	3,720,000

(1)	This amount reflects the aggregate grant date fair value of the restricted stock award granted to Mr. Sapan in 2010, as calculated under ASC Topic 718 on the date of grant.

(2)	This row reflects the number of shares and grant date fair value of restricted stock awarded in 2010. This grant of restricted stock, which was made under Cablevision’s 2006 Employee Stock Plan, is scheduled to vest in its entirety on March 10, 2013.

(3)	This row reflects the future payout with respect to a performance award that was granted under Cablevision’s Long-Term Incentive Plan in 2010. The performance award was granted with a target amount, subject to actual payment based on a sliding scale ranging from zero to two times the target amount. This performance award will be payable in the first quarter of 2013 if Cablevision achieves specified performance targets in the 12-month period ending December 31, 2012. For more information regarding the terms of these performance awards, see “— Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Performance Awards.”

Outstanding Cablevision Equity Awards at 2010 Fiscal Year-End

The table below shows (i) each grant of stock options and stock appreciation rights of Cablevision that are still unexercised and outstanding and (ii) the aggregate number of shares of unvested restricted stock of Cablevision outstanding for Mr. Sapan, as of December 31, 2010. See ‘‘— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

	Option and Restricted Stock Awards							Stock Awards
Equity
Incentive
Plan
													Equity	Awards:
													Incentive	Market or
					Equity								Plan	Payout
					Incentive								Awards:	Value of
					Plan								Number of	Unearned
					Awards:						Market		Unearned	Shares,
	Number of		Number of		Number of				Number of		Value of		Shares,	Units or
	Securities		Securities		Securities				Shares or		Shares or		Units or	Other
	Underlying		Underlying		Underlying				Units of		Units of		Other	Rights
	Unexercised		Unexercised		Unexercised	Option		Option	Stock That		Stock That		Rights That	That
	Options(#)		Options(#)		Unearned	Exercise		Expiration	Have Not		Have Not		Have Not	Have Not
Name	Exercisable		Unexercisable		Options(#)	Price($)		Date	Vested(#)		Vested($) (1)		Vested(#)	Vested($)

Mr. Sapan	125,267	(2)(3)	250,533	(2)(3)		8.47	(4)		170,600	(5)(6)	5,773,104	(5)(6)

(1)	Calculated using the closing price of Cablevision NY Group Class A Common Stock on the New York Stock Exchange on December 31, 2010 of $33.84 per share.

(2)	This award vests in thirds on the first three anniversaries of the grant date. One-third of the award vested on March 5, 2010, one-third on March 5, 2011 and the remaining one-third will vest on March 5, 2012.

(3)	In February 2010, Cablevision completed the distribution to its stockholders of all of the outstanding common stock of MSG (the “MSG Distribution”). In connection with the MSG Distribution, Mr. Sapan received, in respect of his Cablevision stock options, 93,950 options for MSG Class A Common Stock, one-third of which vested on March 5, 2010, one-third on March 5, 2011 and the remaining one-third of which will vest on March 5, 2012. These options have an exercise price of $7.12.

(4)	The MSG Distribution resulted in a per share exercise price adjustment for all outstanding Cablevision awards.

(5)	This reflects (i) a grant of 47,100 shares of restricted stock made on March 3, 2008 that vested on March 3, 2011; (ii) a grant of 70,400 shares of restricted stock made on March 5, 2009 scheduled to vest on March 5, 2012; and (iii) a grant of 53,100 shares of restricted stock made on March 10, 2010 that is scheduled to vest on March 10, 2013.

(6)	In connection with the MSG Distribution, Mr. Sapan received, in respect of his Cablevision restricted stock, 29,375 shares of MSG restricted Class A Common Stock with a market value of $994,050; 11,775 shares of this restricted stock vested on March 3, 2011.

Cablevision Option Exercises and Stock Vested

The table below shows any exercises of Cablevision stock options during 2010 and awards of Cablevision restricted stock that vested during 2010. See “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards” for a discussion of the impact of the Distribution on certain of the awards discussed in the following table.

	Option Exercises		Restricted Stock
	Number of Shares	Value Realized on	Number of Shares	Value Realized
Name	Acquired on Exercise(1)	Exercise ($)(1)	Acquired on Vesting	on Vesting ($)

Mr. Sapan			42,300	1,028,736	(2)(3)

(1)	There were no exercises of Cablevision stock options by Mr. Sapan during 2010.

(2)	Calculated using the closing price (per share) of Cablevision NY Group Class A Common Stock on the New York Stock Exchange on March 2, 2010 multiplied by the number of shares vesting.

(3)	Dividends of $0.10 per share declared in August and November 2008, as well as February, May, July and November 2009 were associated with this vesting in addition to the value realized and reflected in the table.

Pension Benefits

The table below shows the present value of accumulated benefits payable to Mr. Sapan, including the number of years of service credited to him, under the defined benefit pension plans as of December 31, 2010.

		Number of Years	Present Value of
		Credited Service	Accumulated Benefit
Name	Plan Name	(#)(1)	($)(2)

Mr. Sapan	Cablevision Cash Balance
	Pension Plan	13	204,472
	Cablevision Excess
	Cash Balance Plan	10	855,333

(1)	Years of service are calculated based on elapsed time measured from date of plan participation. Actual elapsed time as an employee of Cablevision is as follows: Mr. Sapan, 23 years.

(2)	Assumes that Mr. Sapan will take a lump sum payment of the cash balance benefits at retirement. The lump sum payment is based on an assumed retirement age of 65. The lump sum payable under the cash balance plans was determined by crediting the account balances with an assumed interest-crediting rate of 3.94% until age 65. The present value of the accumulated benefits under the Cablevision Cash Balance Pension Plan and the Cablevision Excess Cash Balance Plan were calculated using a discount rate of 5.25%.

Cablevision Cash Balance Pension Plan

The Cablevision Cash Balance Pension Plan is a tax-qualified defined benefit plan that generally covers regular full-time and part-time nonunion employees of Cablevision and certain of its affiliates who have completed one year of service. A notional account is maintained for each participant under the plan, including Mr. Sapan, which consists of (i) annual allocations made by Cablevision as of the end of each year on behalf of each participant who has completed 800 hours of service during the year that range from 3% to 9% of the participant’s compensation, based on the participant’s age, and (ii) monthly interest credits based on the average of the annual rate of interest on the 30-year U.S. Treasury Bonds for the months of September, October and November of the prior year. Compensation includes all direct cash compensation received while a participant as part of the participant’s primary compensation structure (excluding bonuses, fringe benefits, and other compensation that is not received on a regular basis), and before deductions for elective deferrals (in accordance with the Code limits, the maximum compensation taken into account in determining benefits was limited to $245,000 in 2010).

A participant’s interest in the cash balance account is subject to vesting limitations for the first three years of employment. A participant’s account will vest in full upon his or her termination due to death, disability or retirement after attaining age 65. Upon retirement or other termination of employment with Cablevision, the participant may elect a distribution of the vested portion of the cash balance account. Any amounts remaining in the plan will continue to be credited with interest until the account is paid. The normal form of benefit payment for an unmarried participant is a single life annuity and the normal form of benefit payment for a married participant is a 50% joint and survivor annuity. The participant, with spousal consent if applicable, can waive the normal form and elect a single life annuity or a lump sum.

Cablevision Excess Cash Balance Plan

Cablevision’s Excess Cash Balance Plan is a non-qualified deferred compensation plan that is intended to provide eligible participants, including Mr. Sapan, with the portion of their benefit that cannot be paid to them under the Cablevision Cash Balance Pension Plan due to Code limits on the amount of compensation (as defined in the Cablevision Cash Balance Pension Plan) that can be taken into account in determining benefits under tax-qualified plans ($245,000 in 2010). Cablevision maintains a notional excess cash balance account for each eligible participant, and for each calendar year, credits these accounts with the portion of the allocation that could not be made on his behalf under the Cablevision Cash Balance Pension Plan due to the compensation limitation. In addition, Cablevision credits each notional excess cash balance account monthly with interest at the same rate used under the Cablevision Cash Balance Pension Plan. A participant vests in the excess cash balance account according to the same schedule in the Cablevision Cash Balance Pension Plan. The excess cash balance account, to the extent vested, is paid in a lump sum to the participant as soon as practicable following his or her retirement or other termination of employment with Cablevision.

Cablevision Nonqualified Deferred Compensation

The table below shows (i) the contributions made by Mr. Sapan and by Cablevision in 2010, (ii) aggregate earnings on Mr. Sapan’s account balance in 2010 and (iii) the account balance of such executive officer under the Cablevision Excess Savings Plan as of December 31, 2010.

		Executive	Registrant	Aggregate
		Contributions	Contributions	Earnings	Aggregate	Aggregate
		in 2010 FY	in 2010 FY(1)	in 2010 FY(2)	Withdrawals/	Balance at
Name	Plan Name	($)	($)	($)	Distributions ($)	2010 FYE ($)

Mr. Sapan	Cablevision Excess Savings Plan	—	—	5,326	—	231,708

(1)	Does not include deferred compensation awards earned in 2010 and included in the Summary Compensation Table under “All Other Compensation” and described in Note 6 to that table.

(2)	These amounts are not reported in the “All Other Compensation” column of the Summary Compensation Table.

Cablevision 401(k) Plan

Under the Cablevision 401(k) Savings Plan (the “Cablevision 401(k) Plan”), a tax-qualified retirement savings plan, participating employees, including executive officers, may contribute into their plan accounts a percentage of their eligible pay on a before-tax basis as well as a percentage of their eligible pay on an after-tax basis. Cablevision matches 50% of the first 6% of eligible pay contributed by participating employees. The Cablevision matching contributions are subject to vesting limitations for the first three years of employment.

Cablevision Excess Savings Plan

The Cablevision Excess Savings Plan is a non-qualified deferred compensation plan that operates in conjunction with the Cablevision 401(k) Plan. An employee is eligible to participate in the Cablevision Excess Savings Plan for a calendar year if his compensation (as defined in the Cablevision Cash Balance Pension Plan described above) in the preceding year exceeded (or would have exceeded, if the employee had been employed for the entire year) the IRS limit on the amount of compensation that can be taken into account in determining contributions under tax-qualified retirement plans ($245,000 in 2010) and he makes an election to participate prior to the beginning of the year. An eligible employee whose contributions to the Cablevision 401(k) Plan are limited as a result of this compensation limit or as a result of reaching the maximum 401(k) deferral limit ($16,500 or $22,000 if 50 or over, for 2010) can continue to make pre-tax contributions under the Cablevision Excess Savings Plan of up to 6% of his eligible pay. In addition, Cablevision will make matching contributions of up to 50% of the first 6% of eligible pay contributed by the employee. A participant is always fully vested in his own contributions and vests in Cablevision matching contributions over three years (subject to full vesting upon death, disability or retirement after attaining age 65). Account balances under the Cablevision Excess Savings Plan are credited monthly with the rate of return earned by the Stable Value Fund offered as an investment alternative under the Cablevision 401(k) Plan. Distributions are made in a lump sum as soon as practicable after the participant’s termination of employment with Cablevision.

Our Retirement Benefits

After the Distribution date, the Company does not intend to maintain a defined benefit pension plan. Employees of the Company who participate in the Cablevision Cash Balance Pension Plan and the Cablevision Excess Cash Balance Plan will stop accruing benefits thereunder as of the Distribution date. Benefits accrued under the Cablevision Cash Balance Pension Plan will remain in the Cablevision Cash Balance Pension Plan. The actuarially-determined amount of any unfunded liability with respect to the accrued benefits of the Company employees in the Cablevision Cash Balance Pension Plan will be paid by the Company to Cablevision.

Following the Distribution, the Company will offer a 401(k) plan and an excess savings plan to its employees, and is evaluating enhancements to the employer-provided contributions under such plans. Participant accounts in the Cablevision 401(k) Plan and Cablevision Excess Savings Plan (collectively, the “Cablevision 401(k) Plans”) relating to Company employees will be transferred to the Company. Liabilities for benefits under the Cablevision Excess Savings Plan will be transferred and assumed by the Company.

The actuarial present values of the accumulated pension benefits of Mr. Sapan, who has participated in the Cablevision Cash Balance Pension Plan and the Cablevision Excess Cash Balance Plan as of the end of 2010, are reported in the Pension Benefits Table herein. Information concerning the Cablevision Excess Savings Plan as of the end of 2010 is reported in the Non-Qualified Deferred Compensation Table herein.

Termination and Severance

Separation from Cablevision

This section presents historical information concerning payments that would have been made to Mr. Sapan upon termination of his employment at December 31, 2010. The amount of these payments would have depended upon the circumstances of his termination, which include termination without cause, termination by the executive for good reason, other voluntary termination by the executive, retirement, death, disability, or termination following a change in control or following a going-private transaction.

Cablevision Award Agreements

Under the applicable Cablevision award agreements, vesting of restricted stock, stock options and stock appreciation rights granted to employees, including to Mr. Sapan, may be affected upon a “change of control” of Cablevision or a going private transaction (as defined in Rule 13e-3 of the Securities Exchange Act of 1934). A “change of control” is defined in the Cablevision award agreements as the acquisition by any person or group, other than Charles F. Dolan or members of his immediate family (or trusts for the benefit of Charles F. Dolan or his immediate family) or any employee benefit plan sponsored or maintained by Cablevision, of (1) the power to direct the management of substantially all of the cable television systems then owned by Cablevision in the New York City metropolitan area, or (2) after any fiscal year of Cablevision in which Cablevision’s cable television systems in the New York City metropolitan area contributed in the aggregate less than a majority of the net revenues of Cablevision and its consolidated subsidiaries, the power to direct the management of Cablevision or substantially all of its assets. Upon a change in control, as defined, the restricted stock, stock options and stock appreciation rights may be converted into either a right to receive an amount of cash based upon the highest price per share of Cablevision NY Group Class A Common Stock paid in the transaction resulting in the change of control, or, as long as the surviving entity is a public company, into a corresponding award with equivalent profit potential in the surviving entity, at the election of the Cablevision compensation committee. Upon a going private transaction, the restricted stock, stock options and stock appreciation rights would be converted into a right to receive an amount of cash based upon the highest price per share of Cablevision NY Group Class A Common Stock paid in the transaction. Following the change of control or going private transaction, the award of restricted stock, stock options or stock appreciation rights will become payable on the earlier to occur of (1) the date on which the award was originally scheduled to vest or (2) the date on which the recipient’s employment with Cablevision or the surviving entity is terminated (A) by Cablevision or the surviving entity other than for cause or (B) by the recipient for good reason, if such termination occurs within three years after the change of control or going private transaction, or by the recipient for any reason if such termination occurs at least six months, but not more than nine months, after completion of the change of control or going private transaction. In addition, the amount payable under the award agreement will include interest from the date of the change of control or going private transaction.

Under the Cablevision applicable award agreements, vesting of restricted stock, stock options and stock appreciation rights granted to employees, including Mr. Sapan, may be forfeited or accelerated in certain other circumstances. Under stock option or stock appreciation rights award agreements, upon termination for cause, the entire award is forfeited. Upon termination by Cablevision without cause, termination by the employee, death, disability or retirement, the unvested portion of the award is forfeited; provided, however, that only with respect to stock options granted in 2006, upon death, the entire award is immediately vested. Depending on the type of termination and specific option grant, the time to exercise the vested portion varies from 90 days to three years. With respect to stock options granted in March 2009, depending on the type of termination, the time to exercise the vested option varies from 90 days to the remainder of the term. In no event is this period later than the expiration date, except in the case of death, in which the time to exercise may be extended for one year after the expiration date. Under restricted stock award agreements, upon any termination for any reason prior to the third anniversary of the grant date other than death or change of control or going private transaction, the entire award is forfeited; upon death, the entire award is immediately vested. Under the applicable award agreements for performance awards, upon termination for cause, the entire award is forfeited. Under the applicable award agreements for all performance awards, upon a change in control, the entire award vests and is immediately payable, regardless of the performance objectives. Under subsequent performance award agreements, upon any termination for any reason prior to the payment date other than death, the entire award is forfeited. Upon death before the end of the performance period, a pro rata portion of the award will vest and be immediately payable; upon death after the end of the performance period but prior to the payment date, the entire award will be payable upon the payment date. In the event of a going private transaction, the entire award vests and is immediately payable, regardless of the performance objectives.

Under the applicable Cablevision award agreements for deferred compensation awards, upon termination for cause, the entire award is forfeited. Upon death or disability, the then-current award amount outstanding on that date is immediately payable. Upon termination by Cablevision without cause, termination by the employee or retirement prior to the second anniversary of the grant date, the entire award is forfeited. Upon termination by Cablevision without cause, termination by the employee or retirement after the second anniversary of the grant date, the then-current award amount outstanding on the date of termination vests on a pro rata basis and the pro rata portion is payable (adjusted, if applicable, for any amount that may have been paid out on the fifth anniversary of the date of grant). Upon a change in control, the entire award vests and is immediately payable. The award agreements for deferred compensation do not provide for any special benefits in the event of a going private transaction.

Quantification of Termination and Severance Payable by Cablevision

The following tables set forth a quantification of estimated severance and other benefits payable to Mr. Sapan under various circumstances regarding the termination of his employment. In calculating these severance and other payments, we have taken into consideration or otherwise assumed the following:

•	Termination of employment occurred after the close of business on December 31, 2010.

•	We have valued equity awards using the closing market price of Cablevision NY Group Class A Common Stock on the New York Stock Exchange on December 31, 2010, the last trading day of the year, of $33.84.

•	We have valued stock options at their intrinsic value, equal to the difference between $33.84 and the per share exercise price, multiplied by the number of shares underlying the stock options.

•	Where applicable, we have included in the calculation of the value of equity awards the payment of any quarterly dividends declared through December 31, 2010.

•	In the event of termination of employment, the payment of certain long-term incentive awards and other amounts may be delayed, depending upon the terms of each specific award agreement, the provisions of the applicable named executive officer’s employment agreement and the applicability of Section 409A. In quantifying aggregate termination payments, we have not taken into account the timing of the payments and we have not discounted the value of payments that would be made over time, except where otherwise disclosed.

•	We have assumed that all performance metrics for performance-based awards are achieved (but not exceeded).

Benefits Payable As a Result of Voluntary Termination of Employment by Employee*

Elements	Mr. Sapan

Severance	—
Most recent bonus	$1,625,000
Unvested restricted stock	—
Unvested stock options	—
Unvested performance options	—
Performance awards	—
Deferred compensation award	$707,427	(1)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	Represents an estimated pro rata share of the then-current award amount of his deferred compensation award at December 31, 2010.

Benefits Payable As a Result of Termination of Employment Due to Retirement*

Elements	Mr. Sapan

Severance	—
Most recent bonus	$1,625,000
Unvested restricted stock	—
Unvested stock options	—
Unvested performance options	—
Performance awards	—
Deferred compensation award	$707,427	(1)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	Represents an estimated pro rata share of the then-current award amount of his deferred compensation award at December 31, 2010.

Benefits Payable As a Result of Termination of Employment by Cablevision for Cause

In the event of termination by Cablevision for cause, Mr. Sapan would not have been entitled to any payments at December 31, 2010.

Benefits Payable As a Result of Termination of Employment by Cablevision Without Cause*

Elements	Mr. Sapan

Severance	$7,626,000	(1)
Most recent bonus	$1,625,000
Unvested restricted stock	—
Unvested stock options	—
Unvested performance options	—
Performance awards	—
Deferred compensation award	$707,427	(2)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	Represents severance equal to three times the sum of his salary and target bonus.

(2)	Represents an estimated pro rata share of the then-current award amount of his deferred compensation award at December 31, 2010.

Benefits Payable As a Result of Termination of Employment by Employee For Good Reason*

Elements	Mr. Sapan

Severance	$7,626,000	(1)
Most recent bonus	$1,625,000
Unvested restricted stock	—
Unvested stock options	—
Unvested performance options	—
Performance awards	—
Deferred compensation award	$707,427	(2)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	Represents severance equal to three times the sum of his salary and target bonus.

(2)	Represents an estimated pro rata share of the then-current award amount of his deferred compensation award at December 31, 2010.

Benefits Payable As a Result of Termination of Employment Due to Death*

Elements	Mr. Sapan

Severance	—
Most recent bonus	$1,625,000
Unvested restricted stock	$6,767,154	(1)
Unvested stock options	—
Unvested performance options	—
Performance awards	$3,100,000	(2)
Deferred compensation award	$878,432	(3)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	Represents full vesting of the 2008, 2009 and 2010 grants of 47,100, 70,400 and 53,100 shares of restricted stock, respectively, with a value of $1,593,864, $2,382,336, and $1,796,904, respectively. The 2008 and 2009 grants include the vesting of 11,775 and 17,600 MSG dividend shares with a value of $398,466 and $595,584, respectively.

(2)	Represents full vesting of his 2008 performance award and pro rata vesting of his 2009 and 2010 performance awards; the remaining amounts of his performance awards would be forfeited.

(3)	Represents the estimated full value of the then-current award amount of his deferred compensation award as of December 31, 2010.

Benefits Payable As a Result of Termination of Employment Due to Disability*

Elements	Mr. Sapan

Severance	—
Most recent bonus	$1,625,000
Unvested restricted stock	—
Unvested stock options	—
Unvested performance options	—
Performance awards	—
Deferred compensation award	$878,432	(1)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	Represents the estimated full value of the award amount of his then-current deferred compensation award as of December 31, 2010.

Benefits Payable As a Result of Termination of Employment In Connection with a Change in Control or Going Private Transaction(1)*

Elements	Mr. Sapan

Severance	$7,626,000	(2)
Most recent bonus	$1,625,000
Unvested restricted stock	$6,767,154	(3)
Unvested stock options	$10,597,571	(4)
Unvested performance options	—
Performance awards	$4,650,000	(5)
Deferred compensation award	$878,432	(6)
Consulting arrangements	—
Health insurance benefits	—
Executive life insurance premiums	—

*	The amounts in this table do not include any payments or awards that were vested at December 31, 2010 or any pension or other vested retirement benefits.

(1)	The numbers presented in this table reflect amounts payable as a result of termination of employment by the executive or Cablevision following a change in control. The amounts payable as a result of termination of employment by the executive or Cablevision following a going private transaction are generally equal to or less than the amounts payable as a result of termination of employment by the executive or Cablevision following a change in control. For specific information about payments for a termination following a going private transaction, see Notes (2) to (6) below.

(2)	Represents severance equal to three times the sum of his salary and target bonus.

(3)	Represents full vesting of the 2008, 2009 and 2010 grants of 47,100, 70,400 and 53,100 shares of restricted stock, respectively, with a value of $1,593,864, $2,382,336, and $1,796,904, respectively. The 2008 and 2009 grants include the vesting of 11,775 and 17,600 MSG dividend shares with a value of $398,466 and $595,584, respectively.

(4)	Represents full vesting of the executive’s 2009 grant of 375,800 Cablevision stock options and the 93,950 MSG stock options issued to Mr. Sapan in connection with the MSG Distribution.

(5)	Represents the full amount of the executive’s 2008, 2009 and 2010 performance awards of $1,860,000, $930,000 and $1,860,000, respectively.

(6)	Represents the estimated full value of the award amount of his then-current deferred compensation award as of December 31, 2010.

Our Equity Compensation Plan Information

We plan to adopt an Employee Stock Plan and a Stock Plan for Non-Employee Directors, both of which are discussed below.

Our Employee Stock Plan

Prior to the Distribution, we will adopt an Employee Stock Plan (the “Employee Stock Plan”), subject to the approval of CSC Holdings as our sole stockholder at such time.

A form of the Employee Stock Plan will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the Employee Stock Plan is qualified in its entirety by reference to the Employee Stock Plan that will be filed prior to the Distribution.

Overview

The purpose of the Employee Stock Plan is to compensate employees of the Company and its affiliates who are responsible for the management and growth of the business of the Company and its affiliates and to advance the interest of the Company by encouraging and enabling the acquisition of a personal proprietary interest in the Company by employees upon whose judgment and keen interest the Company and its affiliates are largely dependent for the successful conduct of their operations. It is anticipated that the acquisition of such a proprietary interest in the Company will stimulate the efforts of these employees on behalf of the Company and its affiliates, and strengthen their desire to remain with the Company and its affiliates. It is also expected that the opportunity to acquire such a proprietary interest will enable the Company and its affiliates to attract and retain desirable personnel. The Employee Stock Plan provides for grants of incentive stock options (as defined in Section 422A of the Code), non-qualified stock options, stock appreciation rights, restricted shares, restricted stock units and other equity-based awards (collectively, “Awards”). The Employee Stock Plan will terminate, and no more Awards will be granted, after ten years from the effective date of the plan (unless sooner terminated by our Board of Directors or our Compensation Committee). The termination of the Employee Stock Plan will not affect previously granted Awards.

Shares Subject to the Employee Stock Plan; Other Limitations

The Employee Stock Plan will be administered by the Company’s Compensation Committee. Awards may be granted under the Employee Stock Plan to such employees of the Company and its affiliates as the Compensation Committee may determine. An “affiliate” is defined in the Employee Stock Plan to mean any entity controlling, controlled by, or under common control with the Company or any other affiliate and also includes any entity in which the Company owns at least five percent of the outstanding equity interests. Cablevision’s compensation committee will be authorized to grant Awards under the Employee Stock Plan with respect to outstanding equity awards of Cablevision in connection with the Distribution. Such awards may include options or rights with exercise prices that are less than the fair market value of the underlying shares in order to preserve the intrinsic value of the outstanding Cablevision equity awards prior to the Distribution. The total number of shares of the Company’s Class A Common Stock that may be issued pursuant to Awards under the Employee Stock Plan may not exceed an aggregate of          , which may be either treasury shares or authorized and unissued shares. To the extent that (i) an Award is paid, settled or exchanged or expires, lapses, terminates or is cancelled for any reason without the issuance of shares, (ii) any shares under an Award are not issued because of payment or withholding obligations or (iii) restricted shares revert back to the Company prior to the lapse of the restrictions or are applied by the Company for purposes of tax withholding obligations, then the Compensation Committee may also grant Awards with respect to such shares or restricted shares. Awards payable only in cash or property other than shares do not reduce the aggregate remaining number of shares with respect to which Awards may be made under the Employee Stock Plan and shares relating to any other Awards that are settled in cash or property other than shares, when settled, will be added back to the aggregate remaining number of shares with respect to which Awards may be made under the Employee Stock Plan. Any shares underlying Awards that the Company becomes obligated to make through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity shall not count against the shares available to be delivered pursuant to Awards under the Employee Stock Plan. No single employee may be issued Awards during any one calendar year for, or that relate to, a number of shares exceeding          . In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects shares such that the failure to make an adjustment to an Award would not fairly protect the rights represented by the Award in accordance with the essential intent and principles thereof (each such event, an “Adjustment Event”), then the Compensation Committee will, in such manner as it may determine to be equitable in its sole discretion, adjust any or all of the terms of an outstanding Award (including, without limitation, the number of shares covered by such outstanding Award, the type of property to which the Award is subject and the exercise price of such Award).

As a result of the Distribution, options with respect to approximately          shares of the Company’s Class A Common Stock and stock appreciation rights with respect to approximately           shares of the Company’s Class A Common Stock will be issued under the Employee Stock Plan in respect of outstanding Cablevision options and stock appreciation rights previously issued to employees of the Company and Cablevision. In addition, as a result of the Distribution, restricted shares of the Company’s Class A Common Stock will be issued under the Employee Stock Plan in respect of Cablevision restricted shares granted in 2011 to employees of the Company that will be automatically cancelled and converted into shares of our restricted Class A Common Stock. The number of shares we will issue will be based upon the relative trading prices of the Cablevision NY Group Class A Common Stock and our Class A Common Stock during a ten trading-day period following the Distribution date. See “Shares Eligible for Future Sale — Employee Stock Awards” and “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.”

Awards

All employees of the Company and its affiliates will be eligible to receive Awards under the Employee Stock Plan. Under the Employee Stock Plan, the Company may grant options and stock appreciation rights, which will be exercisable at a price determined by the Compensation Committee on the date of the Award grant, which price will be no less than the fair market value of a share of Class A Common Stock on the date the option or stock appreciation right is granted. Other than in the case of the death of a participant, such options and stock appreciation rights may be exercised for a term fixed by the Compensation Committee but no longer than ten years from the date of grant. An award agreement may provide that, in the event the participant dies while the option or stock appreciation right is outstanding, the option or stock appreciation right will remain outstanding until the first anniversary of the participant’s death, whether or not such first anniversary occurs after such ten-year period. Upon its exercise, a stock appreciation right will be settled (and an option may be settled, in the Compensation Committee’s discretion) for an amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the exercise price of the stock appreciation right (or option).

The Company may also grant restricted shares and restricted stock units. A restricted share is a share of Class A Common Stock that is registered in the participant’s name, but that is subject to certain transfer and/or forfeiture restrictions for a period of time as specified in the participant’s award agreements. The recipient of a restricted share will have the rights of a stockholder, subject to any restrictions and conditions specified by the Compensation Committee in the recipient’s award agreement. Notwithstanding the previous sentence, unless the Compensation Committee determines otherwise, all ordinary cash dividends paid upon any restricted share prior to its vesting will be retained by the Company for the account of the relevant participant and upon vesting will be paid to the relevant participant.

A restricted stock unit is an unfunded, unsecured right to receive a share of Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Unless otherwise provided by the Compensation Committee, a restricted stock unit will also carry a dividend equivalent right representing an unfunded and unsecured promise to pay to the relevant participant, upon the vesting of the restricted stock unit, an amount equal to the ordinary cash dividends that would have been paid upon any share underlying a restricted stock unit had such shares been issued.

The Compensation Committee may grant other equity-based or equity-related awards to participants subject to terms and conditions it may specify. These awards may entail the transfer of shares or payment in cash based on the value of shares.

Under the Employee Stock Plan, the Compensation Committee will have the authority, in its discretion, to add performance criteria as a condition to any employee’s exercise of a stock option or stock appreciation right, or the vesting or payment of any restricted shares or restricted stock units, granted under the Employee Stock Plan. Additionally, the Employee Stock Plan specifies certain performance criteria that may, in the case of certain executive officers of the Company, be conditions precedent to the vesting of bonus award shares or restricted shares granted to such executives under the Employee Stock Plan. The performance criteria may be determined by reference to the performance of the Company, an affiliate or a business unit, program, production, network or service thereof or any combination of the foregoing. Such criteria may also be measured on a per customer, subscriber, sponsor, viewer (or available viewer), basic or diluted share basis or any combination of the foregoing and may reflect absolute performance, incremental performance or comparative performance to other companies (or their products or services) determined on a gross, net, GAAP or non-GAAP basis, with respect to one or more of the following:          .

Amendment; Termination

The Board of Directors or the Compensation Committee may discontinue the Employee Stock Plan at any time and from time to time may amend or revise the terms of the Employee Stock Plan or any award agreement, as permitted by applicable law, except that it may not (a) make any amendment or revision to an outstanding award agreement in a manner unfavorable to a participant (other than if immaterial), without the consent of the participant or (b) make any amendment or revision without the approval of the stockholders of the Company if such approval is required by the rules of          . Consent of the participant will not be required solely pursuant to the previous sentence in respect of any adjustment made in light of an Adjustment Event, except to the extent the terms of an award agreement expressly refer to an Adjustment Event, in which case such terms will not be amended in a manner unfavorable to a participant (other than if immaterial) without such participant’s consent.

U.S. Federal Tax Implications of Certain Awards under the Employee Stock Plan

The following summary generally describes the principal Federal (but not state and local) income tax consequences of certain awards under the Employee Stock Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Code and the regulations thereunder relating to these matters are complex and their impact in any one case may depend upon the particular circumstances.

Incentive Stock Options

An employee will not be subject to tax upon the grant of an incentive stock option (an “ISO”) or upon the exercise of an ISO. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be included in the employee’s alternative minimum taxable income. Whether the employee is subject to the alternative minimum tax will depend on his or her particular circumstances. The employee’s basis in the shares received will be equal to the exercise price paid, and the holding period in such shares will begin on the day following the date of exercise. If an employee disposes of the shares on or after (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO (the “statutory holding period”), the employee will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such disposition and his or her basis in the shares.

Nonstatutory Stock Options

For the grant of an option that is not intended to be (or does not qualify as) an ISO, an employee will not be subject to tax upon the grant of such an option (a “nonstatutory stock option”). Upon exercise of a nonstatutory stock option, an amount equal to the excess of the fair market value of the shares acquired on the date of exercise over the exercise price paid is taxable to an employee as ordinary income, and such amount is generally deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee’s basis in the shares received will equal the fair market value of the shares on the date of exercise, and an employee’s holding period in such shares will begin on the day following the date of exercise.

Restricted Stock

An employee will not be subject to tax upon receipt of an award of shares subject to forfeiture conditions and transfer restrictions (the “restrictions”) under the Employee Stock Plan unless the employee makes the election referred to below. Upon lapse of the restrictions, an employee will recognize ordinary income equal to the fair market value of the shares on the date of lapse (less any amount the employee may have paid for the shares), and such income will be subject to income tax withholding and employment taxes. An employee’s basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and an employee’s holding period in such shares begins on the day after the restrictions lapse. If any dividends are paid on such shares prior to the lapse of the restrictions they will be includible in an employee’s income during the restricted period as additional compensation (and not as dividend income) and will be subject to income tax withholding and employment taxes.

If permitted by the applicable award agreement, an employee may elect, within 30 days after the date of the grant of the restricted stock, to recognize immediately (as ordinary income) the fair market value of the shares awarded (less any amount an employee may have paid for the shares), determined on the date of grant (without regard to the restrictions). Such income will be subject to income tax withholding and employment taxes at such time. This election is made pursuant to Section 83(b) of the Code and the regulations thereunder. If an employee makes this election, the employee’s holding period will begin the day after the date of grant, dividends paid on the shares will be subject to the normal rules regarding distributions on stock, and no additional income will be recognized by the employee upon the lapse of the restrictions. However, if the employee forfeits the restricted shares before the restrictions lapse, no deduction or capital loss will be available to the employee (even though the employee previously recognized income with respect to such forfeited shares).

In the taxable year in which an employee recognizes ordinary income on account of shares awarded to the employee, the Company generally will be entitled to a deduction equal to the amount of income recognized by the employee. In the event that the restricted shares are forfeited by an employee after having made the Section 83(b) election referred to above, the Company generally will include in our income the amount of our original deduction.

Stock Appreciation Rights

An employee will not be subject to tax upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the cash and/or the fair market value (measured on the date of exercise) of shares receivable by the employee in respect of a stock appreciation right will be taxable to the employee as ordinary income, and such amount generally will be deductible by the Company. This amount of income will be subject to income tax withholding and employment taxes. An employee’s basis in any shares received will be equal to the fair market value of such shares on the date of exercise, and an employee’s holding period in such shares will begin on the day following the date of exercise.

Restricted Stock Units

An employee will not be subject to tax upon the grant of a restricted stock unit. Upon vesting of a restricted stock unit, the fair market value of the shares covered by the award on the vesting date will be subject to employment taxes. Upon distribution of the cash and/or shares underlying a restricted stock unit, an employee will recognize as ordinary income an amount equal to the cash and/or fair market value (measured on the Distribution date) of the shares received, and such amount will generally be deductible by the Company. This amount of income will generally be subject to income tax withholding on the date of Distribution. An employee’s basis in any shares received will be equal to the fair market value of the shares on the date of Distribution, and an employee’s holding period in such shares will begin on the date of distribution. If any dividend equivalent amounts are paid to an employee, they will be includible in the employee’s income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

Disposition of Shares

Unless stated otherwise above, upon the subsequent disposition of shares acquired under any of the preceding awards, an employee will recognize capital gain or loss based upon the difference between the amount realized on such disposition and the employee’s basis in the shares, and such amount will be long-term capital gain or loss if such shares were held for more than 12 months. Currently, capital gain is generally taxed at a maximum rate of 15% if the property is held more than one year.

Section 162(m) Deductibility Rules

The Company generally is not entitled to a tax deduction with respect to any amount that represents compensation in excess of $1 million paid to “covered employees” that is not “qualified performance-based compensation” under Section 162(m) of the Code. To the extent possible, the Company intends to utilize the benefits of certain transition rules under Section 162(m) to insure the deductibility of compensation in excess of $1 million.

Our Stock Plan for Non-Employee Directors

Prior to the Distribution, we will adopt a Stock Plan for Non-Employee Directors (the “Director Stock Plan”), subject to the approval of CSC Holdings as our sole stockholder at such time.

A form of the Director Stock Plan will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the Director Stock Plan is qualified in its entirety by reference to the Director Stock Plan that will be filed prior to the Distribution.

Overview

We believe that the Company’s ability to attract and retain capable persons as non-employee directors will be enhanced if it can provide its non-employee directors with equity-based awards and that the Company will benefit from encouraging a sense of proprietorship of such persons stimulating the active interest of such persons in the development and financial success of the Company. The Director Stock Plan provides for potential grants of non-qualified stock options, restricted stock units and other equity-based awards (collectively, “Director Awards”). The Director Stock Plan will terminate, and no more Director Awards will be granted, after ten years from the effective date of the plan (unless sooner terminated by our Board of Directors or our Compensation Committee). The termination of the Director Stock Plan will not affect previously granted Director Awards.

Shares Subject to the Director Stock Plan; Other Limitations

The Director Stock Plan will be administered by the Company’s Compensation Committee. However, Cablevision’s compensation committee will be authorized to grant Awards under the Director Stock Plan with respect to outstanding equity awards of Cablevision in connection with the Distribution. Such Awards may include options with exercise prices that are less than the fair market value of the underlying shares in order to preserve the intrinsic value of the outstanding Cablevision equity awards prior to the Distribution. Director Awards may be granted under the Director Stock Plan to members of the Board of Directors who are not current employees of the Company or its subsidiaries as the Compensation Committee may determine. Immediately following the Distribution, there will be           non-employee directors who will be eligible to participate in the Director Stock Plan. In addition, non-employee directors of Cablevision will receive grants under the Director Stock Plan in connection with the Distribution in respect of their outstanding awards issued by Cablevision. The total number of shares of the Company’s Class A Common Stock that may be issued pursuant to Director Awards under the Director Stock Plan may not exceed an aggregate of          , which may be either treasury shares or authorized and unissued shares. To the extent that (i) a Director Award is paid, settled or exchanged or expires, lapses, terminates or is cancelled for any reason without the issuance of shares or (ii) any shares under a Director Award are not issued because of payment or withholding obligations, then the Compensation Committee may also grant Director Awards with respect to such shares. Director Awards payable only in cash or property other than shares do not reduce the aggregate remaining number of shares with respect to which Director Awards may be made under the Director Stock Plan and shares relating to any other Director Awards that are settled in cash or property other than shares, when settled, will be added back to the aggregate remaining number of shares with respect to which Director Awards may be made under the Director Stock Plan. Any shares underlying Awards that the Company becomes obligated to make through the assumption of, or in substitution for, outstanding awards previously granted by an acquired entity shall not count against the shares available to be delivered pursuant to Awards under the Director Stock Plan. In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects shares such that the failure to make an adjustment to a Director Award would not fairly protect the rights represented by the Director Award in accordance with the essential intent and principles thereof (each such event, a “Director Stock Plan Adjustment Event”), then the Compensation Committee will, in such manner as it may determine to be equitable in its sole discretion, adjust any or all of the terms of an outstanding Director Award (including, without limitation, the number of shares covered by such outstanding Director Award, the type of property to which the Director Award is subject and the exercise price of such Director Award).

As a result of the Distribution, options with respect to approximately           shares of the Company’s Class A Common Stock will be issued to directors under the Director Stock Plan with respect to outstanding Cablevision stock options and approximately           shares of the Company’s Class A Common Stock will be issued to Cablevision directors under the Director Stock Plan in connection with Cablevision’s outstanding restricted stock units. See “Shares Eligible for Future Sale — Non-Employee Director Stock Awards” and “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.”

Director Awards

Under the Director Stock Plan, the Company may grant options to participants. The options will be exercisable at a price determined by the Compensation Committee on the date of the Director Award grant, which price will be no less than the fair market value of a share of Class A Common Stock on the date the option is granted, and will otherwise be subject to such terms and conditions as specified by the Compensation Committee, provided that, unless determined otherwise by the Compensation Committee, such options will be fully vested and exercisable on the date of grant. Each option granted pursuant to the Director Stock Plan will terminate upon the earlier to occur of (i) the expiration of ten years following the date upon which the option is granted and (ii) a period fixed by the Compensation Committee in the award agreement, however, an award agreement may provide that in the event that a participant dies while an option is exercisable, the option will remain exercisable by the participant’s estate or beneficiary only until the first anniversary of the participant’s date of death and whether or not such first anniversary occurs prior to or following the expiration of the relevant period referred to above. Upon its exercise, an option may be settled, in the Compensation

Committee’s discretion, for an amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise over the exercise price of the option.

The Company may also grant restricted stock units to participants. A restricted stock unit is an unfunded, unsecured right to receive a share of Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Unless otherwise provided by the Compensation Committee, such restricted stock units will be fully vested on the date of grant and will also carry a dividend equivalent right representing an unfunded and unsecured promise to pay to the relevant participant an amount equal to the ordinary cash dividends that would have been paid upon any share underlying a restricted stock unit had such shares been issued. If a restricted stock unit is not fully vested at the date of grant, the dividend equivalent right will not apply until such restricted stock unit is vested.

The Compensation Committee may grant other equity-based or equity-related awards to non-employee directors subject to terms and conditions it may specify. These awards may entail the transfer of shares or payment in cash based on the value of shares.

Amendment; Termination

The Board of Directors or the Compensation Committee may discontinue the Director Stock Plan at any time and from time to time may amend or revise the terms of the Director Stock Plan or any award agreement, as permitted by applicable law, except that it may not (a) make any amendment or revision in a manner unfavorable to a participant (other than if immaterial), without the consent of the participant or (b) make any amendment or revision without the approval of the stockholders of the Company if such approval is required by the rules of          . Consent of the participant will not be required solely pursuant to the previous sentence in respect of any adjustment made in light of a Director Stock Plan Adjustment Event, except to the extent the terms of an award agreement expressly refer to a Director Stock Plan Adjustment Event, in which case such terms will not be amended in a manner unfavorable to a participant (other than if immaterial) without such participant’s consent.

U.S. Federal Tax Implications of Options and Restricted Stock Units Under the Director Stock Plan

The following summary generally describes the principal Federal (but not state and local) income tax consequences of the issuance and exercise of options and restricted stock units under the Director Stock Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or the Company. The provisions of the Code and the regulations thereunder relating to these matters are complex and subject to change and their impact in any one case may depend upon the particular circumstances.

A non-employee director will not realize any income, and the Company will not be entitled to a deduction, at the time that a stock option is granted under the Director Stock Plan. Upon exercising an option, a non-employee director will realize ordinary income (not as capital gain), and the Company will be entitled to a corresponding deduction, in an amount equal to the fair market value on the exercise date of the shares subject to the option over the exercise price of the option. The non-employee director will have a basis in the shares received as a result of the exercise, for purposes of computing capital gain or loss, equal to the fair market value of those shares on the exercise date and the non-employee director’s holding period in the shares received will commence on the day after the date of exercise. If an option is settled by the Company in cash, shares or a combination thereof, the non-employee directors will recognize ordinary income at the time of settlement equal to the fair market value of such cash, shares or combination thereof, and the Company will be entitled to a corresponding deduction.

A non-employee director will not realize any income, and the Company will not be entitled to a deduction, at the time that a restricted stock unit is granted under the Director Stock Plan. Upon payment or settlement of a restricted stock unit award in Class A Common Stock or cash, the non-employee director will recognize ordinary income, and the Company will be entitled to a corresponding deduction, equal to the fair market value of any Class A Common Stock or cash received.

Our Cash Incentive Plan

Prior to the Distribution, we will adopt a Cash Incentive Plan (the “CIP”), subject to the approval of CSC Holdings as our sole stockholder at such time.

A form of the CIP will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the CIP is qualified in its entirety by reference to the CIP that will be filed prior to the Distribution.

Overview

The purposes of the CIP are (i) to advance the interest of the Company and its stockholders by providing a means to motivate the employees of the Company and its affiliates, upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent; (ii) to link the rewards of the employees of the Company and its affiliates to the achievement of specific performance objectives and goals when so desired; (iii) to assist the Company and its affiliates in maintaining a competitive total compensation program that serves to attract and retain the most highly qualified individuals; and (iv) to permit the grant and payment of awards that are deductible to the Company pursuant to Section 162(m) of the Code when so desired. The CIP provides for cash awards. No awards shall be made under this Plan after the five-year anniversary of the Distribution.

As a result of the Distribution, performance awards will be issued under the CIP with substantially identical terms and our performance objectives in respect of outstanding Cablevision performance awards previously issued to employees of the Company and Cablevision. See “— Compensation Discussion and Analysis — Cablevision Elements of In-Service Compensation — Performance Awards” and “— Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.”

CIP Awards

The Plan will be administered by the Company’s Compensation Committee. Awards may be granted under the CIP to such employees of the Company or an affiliate of the Company, as the Compensation Committee may determine. An “affiliate” is defined in the CIP to mean any entity controlling, controlled by, or under common control with the Company or any other affiliate and also includes any entity in which the Company owns at least five percent of the outstanding equity interests. The CIP provides for two types of cash awards: Long-Term Incentive Awards and Annual Incentive Awards. Long-Term Incentive Awards may be subject to such terms and conditions (including the performance criteria described below) as the Compensation Committee determines; however, no Long-Term Incentive Award will cover a period of more than ten years. In no event may any covered employee be granted Long-Term Incentive Awards that are intended to satisfy the requirements of Section 162(m) in any fiscal year of the Company exceeding in the aggregate $10 million. Annual Incentive Awards may also be subject to such terms and conditions (including the performance criteria described below) as the Compensation Committee determines. In no event may any covered employee be granted Annual Incentive Awards that are intended to satisfy the requirements of Section 162(m) in any fiscal year of the Company exceeding in the aggregate $10 million.

The Compensation Committee may establish one or more conditions which must be satisfied in order for an employee to be entitled to an award under the CIP. The CIP specifies that, to the extent that an award under the CIP is intended to qualify for deductibility under Section 162(m), the payment of the award will be conditioned on the satisfaction of one or more of the performance criteria listed below over a period or periods selected by the Compensation Committee. The performance criteria may be determined by reference to the performance of the Company, an affiliate or a business unit, program, production, network or service thereof or any combination of the foregoing. Such criteria may also be measured on a per customer, subscriber, sponsor, viewer (or available viewer), basic or diluted share basis or any combination of the foregoing and may reflect absolute performance, incremental performance or comparative performance to other companies (or their products or services) determined on a gross, net, GAAP or non-GAAP basis, with respect to one or more of the following:          .

If the Compensation Committee establishes conditions to the entitlement of a Long-Term Incentive Award or Annual Incentive Award for a covered employee relating to the achievement of performance criteria, the Compensation Committee must determine whether the performance criteria have been met with respect to the employee and, if they have, so certify and ascertain the amount of the applicable Long-Term Incentive Award or Annual Incentive Award. No Long-Term Incentive Award or Annual Incentive Award (if contingent on such performance criteria) will be paid until such certification is made by the Compensation Committee.

Amendment; Termination

The Board of Directors or the Compensation Committee may discontinue the CIP at any time and from time to time may amend or revise the terms of the CIP, as permitted by applicable law, except that it may not amend or revise, in any manner unfavorable to a recipient (other than if immaterial), any Long-Term Incentive Award, without the consent of the recipient of that Long-Term Incentive Award.

Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards

Cablevision has issued options to purchase, and stock appreciation rights in respect of, its Cablevision NY Group Class A Common Stock. In connection with the Distribution, each Cablevision option outstanding (whether held by a Cablevision employee or our employee) will become two options: one will be an option to acquire Cablevision NY Group Class A Common Stock and one an option to acquire our Class A Common Stock. Similarly, each Cablevision right outstanding (whether held by a Cablevision employee or our employee) will become a right with respect to Cablevision NY Group Class A Common Stock and a right with respect to our Class A Common Stock. The options and the rights with respect to our Class A Common Stock will be issued under our Employee Stock Plan. The existing exercise price will be allocated between the existing Cablevision options/rights and our new options/rights based upon the average of the volume weighted average prices (“VWAP”) of the Cablevision NY Group Class A Common Stock and our Class A Common Stock for each trading day in the ten trading-day period immediately following the Distribution, and the underlying share amount will take into account the distribution ratio (i.e., the number of shares of Cablevision NY Group Class A Common Stock in respect of which one share of our Class A Common Stock will be issued). The Cablevision options/rights and our new options/rights will not be exercisable during a period beginning on a date prior to the Distribution determined by Cablevision in its sole discretion, and continuing until the exercise prices of the Cablevision options/rights and our new options/rights are determined after the Distribution, or such longer period as Cablevision or we determine is necessary with respect to our and Cablevision’s respective awards. Other than the split of the Cablevision options and rights and the allocation of the existing exercise price, upon issuance of our new options and rights there will be no additional adjustment to the existing Cablevision options and rights in connection with the Distribution and the terms of each employee’s applicable Cablevision award agreement will continue to govern the Cablevision options and rights. The options and rights that we issue in respect of outstanding Cablevision stock options and rights will be affected by a change in control or going private transaction of the Company or Cablevision, as set forth in the terms of the award agreement.

Cablevision has issued restricted stock to its employees which vests according to a vesting schedule that was established when the shares were issued. In connection with the Distribution, and except as described in the next paragraph, each holder of Cablevision restricted shares will receive one share of our Class A Common Stock in respect of every           Cablevision restricted shares. Our shares will be subject to the same conditions and restrictions as the Cablevision restricted shares in respect of which they are issued. Following the Distribution, if a holder of Cablevision restricted stock forfeits such restricted stock and therefore forfeits our accompanying shares, Cablevision has agreed our restricted shares will be returned to us.

Cablevision restricted share awards made in 2011 to persons who, on the date of Distribution, remain our employees will be cancelled, and such employees will be granted equivalent replacement restricted share awards with respect to our Class A Common Stock. The replacement award will cover a number of restricted shares of our Class A Common Stock with a value equal to the value of Cablevision shares covered by the cancelled award, rounded down to the nearest share. The value of our Class A Common Stock and the Cablevision NY Group Class A Common Stock for this purpose will be based upon the average of the VWAPs of the Cablevision NY Group Class A Common Stock and our Class A Common Stock, respectively, for each trading day in the ten trading-day period immediately following the Distribution. Cablevision restricted share awards issued in 2011 to persons who transfer from Cablevision to us within      days of the Distribution will be cancelled and such employees will be granted equivalent replacement restricted share awards with respect to our Class A Common Stock, based upon the average of the VWAPs of the Cablevision NY Group Class A Common Stock and our Class A Common Stock, respectively, for each trading day in the ten trading-day period immediately following the date of transfer. Our shares will be subject to substantially equivalent conditions and restrictions as the Cablevision restricted shares they replace. Cablevision’s restricted share awards granted in 2011 to our executive officers whose compensation is potentially subject to Section 162(m) of the Code provide that the vesting of such grants will be subject to meeting certain Company-based performance criteria, as specified in the award agreement.

Cablevision has issued restricted stock units to its non-employee directors which represent unfunded, unsecured rights to receive shares of Cablevision NY Group Class A Common Stock (or cash or other property) at a future date upon the satisfaction of the conditions specified by the Compensation Committee in the award agreement. Such restricted stock units were fully vested on the date of grant. In connection with the Distribution, each holder of a restricted stock unit will receive one share of our Class A Common Stock in respect of every           Cablevision restricted stock units owned on the record date upon the Distribution and continue to be entitled to a share of Cablevision NY Group Class A Common Stock (or cash or other property) in accordance with the award agreement. Such shares of Class A Common Stock will be issued under our Director Stock Plan. Cablevision has issued to its non-employee directors options to purchase its Cablevision NY Group Class A Common Stock, and such options are fully vested. In connection with the Distribution, each Cablevision option will become two options: one will be an option to acquire Cablevision NY Group Class A Common Stock and one an option to acquire our Class A Common Stock. The allocation of exercise price between the existing non-employee director Cablevision options and our new non-employee director options and the number of shares subject to those new options will be determined in the same manner as described above for our options/rights to be issued under our Employee Stock Plan at the time of the Distribution.

As a result of the Distribution, there will be outstanding options to acquire approximately          shares of our Class A Common Stock and stock appreciation rights with respect to approximately           shares of our Class A Common Stock, most of which will be held by employees of Cablevision and its affiliates other than us. In addition, approximately           shares of our Class A Common Stock will be distributed by Cablevision in respect of outstanding Cablevision restricted shares, most of which will be to employees of Cablevision and its affiliates other than us. In addition, as a result of the Distribution, restricted shares of the Company’s Class A Common Stock will be issued under the Employee Stock Plan in respect of Cablevision restricted shares granted in 2011 to employees of the Company that will be automatically cancelled and converted into shares of our restricted Class A Common Stock. The number of shares we will issue will be based upon a ten-day pricing period for the Cablevision NY Group Class A Common Stock and our Class A Common Stock following the Distribution date, as described above.

Since 2008, Cablevision has made annual grants of three-year performance awards to executives and certain other members of management of the Company under Cablevision’s 2006 CIP. The performance objectives in each employee’s applicable award agreement are required to be adjusted to reflect the exclusion of our business from the business of Cablevision.

The performance awards made in 2011 to holders who are our employees immediately following the Distribution, or who transfer from Cablevision to us within      days of the Distribution, will be cancelled and such employees will be granted awards under the CIP having substantially similar terms, including an identical target amount, as the Cablevision performance awards they replace, other than the fact that performance will be measured based on our performance (instead of Cablevision performance).

Deferred compensation awards granted by Cablevision pursuant to Cablevision’s Long-Term Incentive Plan (which was superseded by Cablevision’s Cash Incentive Plan in 2006) will be unaffected by the Distribution.

With respect to outstanding long-term cash and equity awards, the Company and Cablevision will not be regarded as competitive entities of each other for purposes of any non-compete provisions contained in the applicable award agreements. With respect to all outstanding Cablevision awards (and our options and stock appreciation rights issued in connection with such awards) holders of such awards will continue to vest in them so long as they remain employed by the Company, Cablevision or affiliates of either entity, provided that an employee who moves between the Company or one of its subsidiaries, on the one hand, and Cablevision or one of its subsidiaries, on the other hand, at a time when the two entities are no longer affiliates will not continue to vest in our awards and such change will constitute a termination of employment for purposes of the award agreement.

The performance awards, deferred compensation awards and stock appreciation rights applicable to our employees will be assigned by Cablevision to us and will be assumed by us.

DESCRIPTION OF FINANCING TRANSACTIONS AND CERTAIN INDEBTEDNESS

Financing Transactions in Connection with the Distribution

As part of the Distribution, we expect to issue an aggregate of $      in new senior secured and senior unsecured debt of the Company. We expect that this indebtedness will consist of:

•	$ in senior secured term loans issued under our new senior secured credit facility described below; and

•	$ in senior unsecured notes, which we refer to as the senior notes.

We refer to the senior secured term loans and the senior notes as the New AMC Networks Debt.

Cablevision Debt Exchange

A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (including debt of RNS but excluding capital leases) and approximately $1,250,000,000 of the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Cablevision or CSC Holdings will accomplish such repayment of outstanding debt by entering into a transaction with          , whereby Cablevision or CSC Holdings will exchange a portion of the New AMC Networks Debt for outstanding Cablevision or CSC Holdings debt, a substantial portion of which will have been acquired from Cablevision’s lenders by           for this purpose. Following the exchange, we expect that          , in an unrelated transaction, will syndicate our senior secured term loans to several lenders and distribute our senior unsecured notes in an exempt offering.

Senior Secured Credit Facilities

In connection with the Distribution, we expect to enter into new credit facilities that will provide for an aggregate amount of approximately $      in financing, consisting of the following:

•	a senior secured revolving credit facility in a principal amount of $ , and

•	a senior secured term loan facilities in an aggregate principal amount of $ .

We refer to the revolving credit facility and the term loan facilities collectively as the senior secured credit facilities. The senior secured credit facilities mature on           .

We will describe the terms and covenants of the senior secured credit facilities in an amendment to the registration statement of which this Information Statement forms a part. We expect that the revolving credit facility will be available for working capital and for general corporate purposes, and that up to $      will be available under the revolving facility for letters of credit. We do not expect to draw on the revolving credit facility on the Distribution date.

Senior Notes

In connection with the Distribution, we will issue $     in aggregate principal amount of our     % Senior Notes due          , which we refer to as the senior notes, under an indenture between us and          , dated as of the Distribution date.

We will describe the terms and covenants of the senior notes in an amendment to the registration statement of which this Information Statement forms a part.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship Between Cablevision and Us After the Distribution

Following the Distribution, we will be a separate, stand-alone public company and Cablevision will have no continuing common stock ownership interest in us. As described under “The Distribution — Results of the Distribution,” both Cablevision and we will be under the control of Charles F. Dolan, members of his family and certain related family entities immediately following the Distribution. See “Unaudited Pro Forma Consolidated Financial Information” and Note 12 of “Notes to Consolidated Financial Statements” for information concerning historical intercompany payments between us and Cablevision.

For purposes of governing the ongoing relationships between Cablevision and us after the Distribution and to provide for an orderly transition, Cablevision and we will enter into the agreements described in this section prior to the Distribution.

Certain of the agreements summarized in this section are included as exhibits to the registration statement of which this Information Statement forms a part that we have filed with the SEC, and the following summaries of those agreements are qualified in their entirety by reference to the agreements as so filed.

Distribution Agreement

We will enter into the Distribution Agreement with Cablevision and CSC Holdings as part of a series of transactions pursuant to which we have received or will receive prior to the Distribution all of the limited liability company interests in RMH, the wholly-owned indirect subsidiary of Cablevision through which Cablevision has historically conducted the AMC Networks business. The Distribution Agreement will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the Distribution Agreement is qualified in its entirety by reference to the Distribution Agreement that will be filed prior to the Distribution.

Under the Distribution Agreement, Cablevision will distribute our common stock to its common stockholders.

As part of the Distribution, we will incur approximately $      of New AMC Networks Debt, consisting of $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) and approximately $1,250,000,000 the New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Cablevision or CSC Holdings will accomplish such repayment of outstanding debt by entering into a transaction with          , whereby Cablevision or CSC Holdings will exchange a portion of the New AMC Networks Debt for outstanding Cablevision or CSC Holdings debt, a substantial portion of which will have been acquired from Cablevision’s lenders by           for this purpose. Following the exchange, we expect that          , in an unrelated transaction, will syndicate our senior secured term loans to several lenders and distribute our senior unsecured notes in an exempt offering. See “Description of Financing Transactions and Certain Indebtedness.”

Under the Distribution Agreement, Cablevision provides us with indemnities with respect to liabilities, damages, costs and expenses arising out of any of (i) Cablevision’s businesses (other than businesses of ours); (ii) certain identified claims or proceedings; (iii) any breach by Cablevision of its obligations under the Distribution Agreement; and (iv) any untrue statement or omission in the Registration Statement or the Information Statement relating to Cablevision and its subsidiaries. We will provide Cablevision with indemnities with respect to liabilities, damages, costs and expenses arising out of any of (i) our businesses; (ii) any breach by the Company of its obligations under the Distribution Agreement; and (iii) any untrue statement or omission in the Registration Statement or Information Statement other than any such statement or omission relating to Cablevision and its subsidiaries.

In the Distribution Agreement we will release Cablevision from any claims we might have arising out of:

•	the management of the businesses and affairs of AMC Networks on or prior to the Distribution;

•	the terms of the Distribution, our amended and restated certificate of incorporation, our by-laws and the other agreements entered into in connection with the Distribution; and

•	any decisions that have been made, or actions taken, relating to AMC Networks or the Distribution.

The Distribution Agreement will also provide that Cablevision will have the sole and absolute discretion to determine whether to proceed with the Distribution, including the form, structure and terms of any transactions to effect the Distribution and the timing of and satisfaction of conditions to the consummation of the Distribution.

The Distribution Agreement will also provide for access to records and information, cooperation in defending litigation, as well as methods of resolution for certain disputes.

Financing Arrangements

In connection with the financing transactions we are carrying out in connection with the Distribution, we will enter into various agreements with CSC Holdings relating to the issuance of our debt and the subsequent exchange of that debt in satisfaction of outstanding debt of CSC Holdings. See “Description of Financing Transactions and Certain Indebtedness — Financing Transactions in Connection with the Distribution — Cablevision Debt Exchange.”

Transition Services Agreement

We will enter into a Transition Services Agreement with Cablevision under which, in exchange for the fees specified in such agreement, Cablevision will agree to provide transition services with regard to such areas as tax, information systems, risk management and employee services, compensation and benefits. A form of the Transition Services Agreement will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the Transition Services Agreement is qualified in its entirety by reference to the Transition Services Agreement that will be filed prior to the Distribution.

We will agree to provide transition services to Cablevision with regard to our information technology systems that we and Cablevision may share. The Company and Cablevision, as parties receiving services under the agreement, agree to indemnify the party providing services for losses incurred by such party that arise out of or are otherwise in connection with the provision by such party of services under the agreement, except to the extent that such losses result from the providing party’s gross negligence, willful misconduct or breach of its obligations under the agreement. Similarly, each party providing services under the agreement agrees to indemnify the party receiving services for losses incurred by such party that arise out of or are otherwise in connection with the indemnifying party’s provision of services under the agreement if such losses result from the providing party’s gross negligence, willful misconduct or breach of its obligations under the agreement. We believe that the terms and conditions of the Transition Services Agreement are as favorable to us as those available from unrelated parties for a comparable arrangement.

Tax Disaffiliation Agreement

We will enter into a Tax Disaffiliation Agreement with Cablevision that governs Cablevision’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. A form of the Tax Disaffiliation Agreement will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the Tax Disaffiliation Agreement is qualified in its entirety by reference to the Tax Disaffiliation Agreement that will be filed prior to the Distribution. References in this summary description of the Tax Disaffiliation Agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

We and our eligible subsidiaries currently join with Cablevision in the filing of a consolidated return for U.S. federal income tax purposes and also join with Cablevision in the filing of certain consolidated, combined, and unitary returns for state, local, and other applicable tax purposes. However, for periods (or portions thereof) beginning after the Distribution, we generally will not join with Cablevision in the filing of any federal, state, local or other applicable consolidated, combined or unitary tax returns.

Under the Tax Disaffiliation Agreement, with certain exceptions, Cablevision will generally be responsible for all of our U.S. federal, state, local and other applicable income taxes for any taxable period or portion of such period ending on or before the Distribution date. With certain exceptions, we will generally be responsible for all other taxes (including certain New York City income taxes) for all taxable periods ending on or before the Distribution date, and all taxes that are attributable to us or one of our subsidiaries after the Distribution date.

Notwithstanding the Tax Disaffiliation Agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we have been included in Cablevision’s consolidated group, we could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Cablevision for tax liabilities allocated to Cablevision under the Tax Disaffiliation Agreement.

We will be responsible for filing all tax returns for any period ending after the Distribution date that include us or one of our subsidiaries other than any consolidated, combined or unitary income tax return for periods after such date (if any) that includes us or one of our subsidiaries, on the one hand, and Cablevision or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand. Where possible, we have waived the right to carry back any losses, credits, or similar items to periods ending prior to or on the Distribution date, however, if we cannot waive the right, we would be entitled to receive the resulting refund or credit, net of any taxes incurred by Cablevision with respect to the refund or credit.

Generally, we will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which we are responsible for filing a return under the Tax Disaffiliation Agreement, and Cablevision will have the authority to conduct all tax proceedings, including tax audits, relating to taxes or any adjustment to taxes for which Cablevision is responsible for filing a return under the Tax Disaffiliation Agreement. However, if one party acknowledges a liability to indemnify the other party for a tax to which such proceeding relates, and provides evidence to the other party of its ability to make such payment, the first-mentioned party will have the authority to conduct such proceeding. The Tax Disaffiliation Agreement further provides for cooperation between Cablevision and the Company with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

Finally, the Tax Disaffiliation Agreement requires that neither we nor any of our subsidiaries will take, or fail to take, any action where such action, or failure to act, would be inconsistent with or preclude the Distribution from qualifying as a tax-free transaction to Cablevision and its stockholders under Section 355 of the Code, or would otherwise cause holders of Cablevision stock receiving our stock in the Distribution to be taxed as a result of the Distribution and certain transactions undertaken in connection with the Distribution. Additionally, for the two-year period following the Distribution, we may not engage in certain activities that may jeopardize the tax-free treatment of the Distribution to Cablevision and its stockholders, unless we receive Cablevision’s consent or otherwise obtain a ruling from the IRS or a legal opinion, in either case reasonably satisfactory to Cablevision, that the activity will not alter the tax-free status of the Distribution to Cablevision and its stockholders. Such restricted activities include:

•	entering into any transaction pursuant to which 50% or more of our equity securities or assets would be acquired, whether by merger or otherwise, unless certain tests are met;

•	issuing equity securities, if any such issuances would, in the aggregate, constitute 50% or more of the voting power or value of our capital stock;

•	certain repurchases of our common shares;

•	ceasing to actively conduct our business;

•	amendments to our organizational documents (i) affecting the relative voting rights of our stock or (ii) converting one class of our stock to another;

•	liquidating or partially liquidating; and

•	taking any other action that prevents the Distribution and related transactions from being tax-free.

Moreover, we must indemnify Cablevision and its subsidiaries, officers and directors for any taxes, resulting from action or failure to act, if such action or failure to act precludes the Distribution from qualifying as a tax-free transaction (including taxes imposed as a result of a violation of the restrictions set forth above).

Employee Matters Agreement

Upon completion of the Distribution, we will have in place an Employee Matters Agreement with Cablevision that will allocate assets, liabilities and responsibilities with respect to certain employee compensation and benefit plans and programs and certain other related matters. A form of the Employee Matters Agreement will be filed as an exhibit to an amendment to the registration statement of which this Information Statement forms a part, and the following description of the Employee Matters Agreement is qualified in its entirety by reference to the Employee Matters Agreement that will be filed prior to the Distribution.

In general, our employees currently participate in various Cablevision retirement, health and welfare, and other employee benefit plans. After the Distribution, it is anticipated that our employees will generally participate in similar plans and arrangements established and maintained by the Company; however, we will continue to be a participating company in certain Cablevision employee benefit plans during a transition period. Effective as of the Distribution date, we and Cablevision will each be responsible for our respective employees and compensation plans.

For a description of the impact of the Distribution on holders of Cablevision options, restricted stock and other awards, see “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards.”

Other Arrangements and Agreements with Cablevision

The Company will also enter into a number of commercial and technical arrangements and agreements with Cablevision and its subsidiaries, none of which will be material to the Company. These will include arrangements for the Company’s use of equipment, offices and other premises, provision of technical and transport services and vendor services, and access to technology. Cablevision is a party to affiliation agreements with each of AMC, WE tv, IFC, Sundance Channel and Wedding Central relating to the carriage of those programming networks on Cablevision’s cable systems.

Cablevision Management Agreement

We have historically paid Cablevision a management fee pursuant to a management agreement between Cablevision and certain of our subsidiaries. We expect that, at the time of the Distribution, we will terminate such agreement. We were charged management fees of $26.5 million by Cablevision in 2010.

AMC Network Communications Services Agreement

AMC Network Communications, a wholly-owned indirect subsidiary of AMC Networks, has entered into services agreements with Madison Square Garden, L.P. and Fuse Networks LLC, for the provision by AMC Network Communications of certain transponder services and technical support services in connection therewith.

Dolan Family Arrangements

From time to time, certain services of the Company may be made available to members of the Dolan family and to entities owned by them. It is the policy of the Company to receive reimbursement for the costs of these services. There were no reimbursements in 2010.

See “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” for a description of registration rights agreements among Dolan family interests and the Company.

Certain Relationships and Potential Conflicts of Interest

Following the Distribution,          of the members of our Board of Directors will also serve as directors of Cablevision and/or MSG concurrently with their service on our Board of Directors. Therefore, these directors may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example there will be the potential for a conflict of interest when we, Cablevision or MSG consider certain acquisitions and other corporate opportunities that may be suitable for us and either or both of them. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Cablevision or MSG and us. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.” In addition, after the Distribution, certain of our officers and directors will continue to own Cablevision and MSG stock and options to purchase Cablevision or MSG stock, as well as cash performance awards with any payout based on the performance of Cablevision or MSG, which they acquired or were granted prior to the Distribution. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for the Company and Cablevision or MSG. See “— Related Party Transaction Approval Policy” below for a discussion of certain procedures we will institute to help ameliorate any such potential conflicts that may arise.

The Company’s amended and restated certificate of incorporation will acknowledge that the Company may have overlapping directors and officers with Cablevision and its subsidiaries or MSG and its subsidiaries and that the Company may engage in material business transactions with such entities. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated certificate of incorporation will provide that in certain circumstances our directors and officers will not have liability to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Cablevision or any of its subsidiaries or MSG or any of its subsidiaries instead of the Company, or does not refer or communicate information regarding such corporate opportunity to the Company. These provisions in our amended and restated certificate of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Cablevision, MSG and/or any of their respective subsidiaries and will provide that, to the fullest extent permitted by law, the actions of the overlapping directors and officers in connection therewith are not breaches of fiduciary duties owed to the Company or its stockholders. See “Description of Capital Stock — Certain Corporate Opportunities and Conflicts.”

Prior to the Distribution, the members of the Dolan family group will enter into an agreement with the Company in which they will agree that during the 12-month period beginning on the Distribution date, the Dolan family group must obtain the prior approval of a majority of the Company’s Independent Directors prior to acquiring common stock of the Company through a tender offer that results in members of the Dolan family group owning more than 50% of the total number of outstanding shares of common stock of the Company. For purposes of this agreement, the term “Independent Directors” means the directors of the Company who have been determined by our Board of Directors to be independent directors for purposes of           corporate governance standards.

Related Party Transaction Approval Policy

We will adopt a written policy whereby an Independent Committee of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, on the one hand, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 of Regulation S-K of the SEC (“Item 404”) has or will have a direct or indirect material interest. This approval requirement will cover any transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404, which currently apply to transactions (or any series of similar transactions) in which the amount involved exceeds $120,000. To simplify the administration of the approval process under this policy, the Independent Committee may, where appropriate, establish guidelines for certain of those transactions. The policy will not cover decisions on compensation or benefits or the hiring or retention of any person. The hiring or retention of executive officers will be determined by our full Board of Directors. Compensation of executive officers is subject to the approval of our Compensation Committee. This policy also will not cover any pro rata distributions to all Company stockholders, including a pro rata distribution of our Class A Common Stock to holders of our Class A Common Stock and our Class B Common Stock to holders of our Class B Common Stock. No director on an Independent Committee will participate in the consideration of a related party transaction with that director or any related person of that director.

Following the Distribution, our Board of Directors will also adopt a special approval policy for transactions with Cablevision and its subsidiaries or with MSG and its subsidiaries (collectively, the “Other Company”) whether or not such transactions qualify as “related party” transactions described above. Under this policy, the Independent Committee will oversee approval of all transactions and arrangements between the Company and its subsidiaries, on the one hand, and the Other Company, on the other hand, in which the amount exceeds the dollar threshold set forth in Item 404 (currently $120,000). To simplify the administration of the approval process under this policy, the Independent Committee may, where appropriate, establish guidelines for certain of these transactions. The approval requirement will not apply to the implementation and administration of these intercompany arrangements under the related party transaction approval policy but will cover any amendments, modifications, terminations or extensions, other than ministerial, nonsubstantive amendments or modifications, as well as the handling and resolution of any disputes. Our executive officers and directors who are also senior executives or directors of the Other Company may participate in the negotiation, execution, implementation, amendment, modification, or termination of these intercompany arrangements, as well as in any resolution of disputes thereunder, on behalf of either or both of the Company and the Other Company, in each case under the direction of an Independent Committee or the comparable committee of the board of directors of the Other Company.

Our related party transaction approval policy cannot be amended or terminated without the prior approval of a majority of the independent directors and by a majority of the directors elected by our Class B Common Stockholders. For purposes of this policy, “independent directors” means those directors who have been determined by our Board to be independent directors for purposes of           corporate governance standards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership of Stock

This table shows the number and percentage of shares of our Class A Common Stock and our Class B Common Stock that will be owned of record and beneficially at the time of the Distribution by each director and executive officer of the Company. The table also shows the name, address and the number and percentage of shares owned by persons beneficially owning more than five (5%) percent of any class at the time of Distribution. All information in the table and related footnotes is based upon information available to Cablevision as of          , 2011 as to the ownership of Cablevision common stock and is presented as if the Distribution has occurred prior to the dates of ownership information used in the table.

Combined Voting
Power of All
Classes of Stock
	Title of	Beneficial	Percent	Beneficially
Name and Address	Stock Class(1)	Ownership	of Class	Owned

.

Charles F. Dolan, members of his family and related family entities, by virtue of their ownership of Class B Common Stock, are able collectively to control stockholder decisions on matters in which holders of Class A Common Stock and Class B Common Stock vote together as a class, and to elect up to 75% of the Company’s Board of Directors. In addition, Charles F. Dolan, members of his family and related family entities will, prior to the Distribution, enter into a Class B stockholders agreement that has the effect of causing the voting power of these Class B stockholders to be cast as a block on all matters on which the holders of Class B Common Stock are entitled to vote. A purpose of this agreement is to consolidate the Dolan family control of the Company.

Charles F. Dolan, all other holders of Class B Common Stock (other than the Charles F. Dolan Children Trusts), the Dolan Children’s Foundation, the Dolan Family Foundation and the Company will enter into a registration rights agreement (the “Dolan Registration Rights Agreement”), which will become effective upon consummation of the Distribution. Under this agreement, the Company will provide the parties to the Dolan Registration Rights Agreement (the “Dolan Parties”) (and, in certain cases, transferees and pledgees of shares of Class B Common Stock owned by these parties) with certain demand and piggy-back registration rights with respect to their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock). The Dolan Parties are expected to receive in the Distribution approximately

 million shares of Class B Common Stock (the “Dolan Shares”), which are expected to represent approximately     % of our Class B Common Stock, as well as approximately           shares of Class A Common Stock, which are expected to represent approximately     % of our Class A Common Stock. Such shares of Class B Common Stock and Class A Common Stock, collectively, are expected to represent approximately     % of our Common Stock and     % of the aggregate voting power of our Common Stock.

The Charles F. Dolan Children Trusts (the “Children Trusts”) and the Company will enter into a registration rights agreement (the “Children Trusts Registration Rights Agreement”), which will become effective upon consummation of the Distribution. Under this agreement, the Company will provide the Children Trusts (and, in certain cases, transferees and pledgees of shares of Class B Common Stock owned by these parties) with certain demand and piggy-back registration rights with respect to their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock). The Children Trusts are expected to receive in the Distribution approximately      million shares of Class B Common Stock (the “Children Trust Shares”), which are expected to represent approximately     % of our Class B Common Stock, as well as approximately           shares of Class A Common Stock, which are expected to represent approximately % of our Class A Common Stock. Such shares of Class B Common Stock and Class A Common Stock, collectively, are expected to represent approximately     % of our Common Stock and     % of the aggregate voting power of our Common Stock.

In the Children Trusts Registration Rights Agreement, each Children Trust will agree that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F. Dolan or other Dolan family interests) by such Children Trust, or of any of the Children Trust Shares by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such stock will be converted to Class A Common Stock. The Dolan Registration Rights Agreement does not include a comparable conversion obligation, and the conversion obligation in the Children Trusts Registration Rights Agreement does not apply to the Dolan Shares.

The Dolan Registration Rights Agreement and the Children Trusts Registration Rights Agreement will be filed as exhibits to the registration statement of which this Information Statement forms a part, and the foregoing discussion of those agreements is qualified in its entirety by reference to those agreements that will be filed prior to the Distribution.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our Class A Common Stock in the public market could adversely affect the prevailing market price for such stock. Upon completion of the Distribution, we will have outstanding an aggregate of approximately      million shares of our Class A Common Stock and      million shares of our Class B Common Stock based upon the shares of Cablevision common stock outstanding on          , 2011, excluding treasury stock and assuming no exercise of outstanding options. We will also have an additional number of shares of Class A Common Stock outstanding in respect of Cablevision restricted stock granted in 2011. See “— Employee Stock Awards.” All of the shares of Class A Common Stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act, which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Employee Stock Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of Class A Common Stock that does not exceed the greater of:

•	one percent of the number of shares of our Class A Common Stock then outstanding; or

•	the average weekly trading volume of our Class A Common Stock on during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Awards

In connection with the Distribution we will issue under our Employee Stock Plan options with respect to approximately           shares of our Class A Common Stock and stock appreciation rights with respect to approximately           shares of our Class A Common Stock, all in respect of previously outstanding awards by Cablevision. We will also issue additional shares of Class A Common Stock under our Employee Stock Plan in respect of Cablevision restricted stock granted in 2011 to our employees and cancelled in connection with the Distribution, in an amount based on the relative trading prices of Cablevision NY Group Class A Common Stock and our Class A Common Stock during a ten trading-day period following the Distribution date. See “Executive Compensation — Treatment of Outstanding Options, Rights, Restricted Stock, Restricted Stock Units and Other Awards,” for a discussion of these issuances under our Employee Stock Plan.

In addition, we anticipate making other equity-based awards to our employees in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Employee Stock Plan, including the options, stock appreciation rights and restricted stock that will be granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Non-Employee Director Stock Awards

We also currently expect to file a registration statement under the Securities Act to register shares to be issued under our Director Stock Plan, including the options with respect to approximately           shares of the Company’s Class A Common Stock that will be issued in respect of previously outstanding Cablevision stock options and approximately           shares of the Company’s Class A Common Stock that will be issued in connection with Cablevision’s restricted stock units, in each case held by Cablevision directors. These options and shares will be granted, issued and fully vested as of the Distribution date. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Registration Rights Agreements

Charles F. Dolan, all other holders of Class B Common Stock (other than the Charles F. Dolan Children Trusts), the Dolan Children’s Foundation, the Dolan Family Foundation and the Company will enter into the Dolan Registration Rights Agreement, which will become effective upon consummation of the Distribution. Under this agreement, the Company will provide the Dolan Parties (and, in certain cases, transferees and pledgees of shares of Class B Common Stock owned by these parties) with certain demand and piggy-back registration rights with respect to their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock). The Dolan Parties are expected to receive in the Distribution approximately      million Dolan Shares, which are expected to represent approximately     % of our Class B Common Stock, as well as approximately           shares of Class A Common Stock, which are expected to represent approximately     % of our Class A Common Stock. Such shares of Class B Common Stock and Class A Common Stock, collectively, are expected to represent approximately     % of our Common Stock and     % of the aggregate voting power of our Common Stock.

The Children Trusts and the Company will enter into the Children Trusts Registration Rights Agreement, which will become effective upon consummation of the Distribution. Under this agreement, the Company will provide the Children Trusts (and, in certain cases, transferees and pledgees of shares of Class B Common Stock owned by these parties) with certain demand and piggy-back registration rights with respect to their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock). The Children Trusts are expected to receive in the Distribution approximately      million Children Trust Shares, which are expected to represent approximately     % of our Class B Common Stock, as well as approximately           shares of Class A Common Stock, which are expected to represent approximately     % of our Class A Common Stock. Such shares of Class B Common Stock and Class A Common Stock, collectively, are expected to represent approximately     % of our Common Stock and     % of the aggregate voting power of our Common Stock.

The Dolan Registration Rights Agreement and the Children Trusts Registration Rights Agreement will be filed as exhibits to the registration statement of which this Information Statement forms a part, and the foregoing discussion of those agreements is qualified in its entirety by reference to those agreements that will be filed prior to the Distribution.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 10,000 shares of common stock. Prior to the Distribution we will amend our certificate of incorporation to provide authorization for us to issue          shares of capital stock, of which           shares will be Class A Common Stock, par value $.01 per share,          shares will be Class B Common Stock, par value $.01 per share, and          shares will be Preferred Stock, par value $.01 per share. The amended certificate of incorporation will provide that our common stock and preferred stock will have the rights described below.

Class A Common Stock and Class B Common Stock

All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class.

Voting

Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class, except for the election of directors and as otherwise set forth below. With respect to the election of directors, holders of Class A Common Stock will vote together as a separate class and be entitled to elect 25% of the total number of directors constituting the whole Board of Directors and, if such 25% is not a whole number, then the holders of Class A Common Stock, voting together as a separate class, will be entitled to elect the nearest higher whole number of directors that is at least 25% of the total number of directors. Holders of Class B Common Stock, voting together as a separate class, will be entitled to elect the remaining directors.

If, however, on the record date for any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class A Common Stock is less than 10% of the total number of outstanding shares of both classes of common stock, the holders of Class A Common Stock and Class B Common Stock will vote together as a single class with respect to the election of directors and the holders of Class A Common Stock will not have the right to elect 25% of the total number of directors but will have one vote per share for all directors and the holders of Class B Common Stock will have ten votes per share for all directors. (On the date of the Distribution, we anticipate that the number of outstanding shares of Class A Common Stock will represent approximately     % of the total number of outstanding shares of both classes of common stock.)

If, on the record date for notice of any stockholders meeting at which directors are to be elected, the number of outstanding shares of Class B Common Stock is less than 12 1/2% of the total number of outstanding shares of both classes of common stock, then the holders of Class A Common Stock, voting as a separate class, would continue to elect a number of directors equal to 25% of the total number of directors constituting the whole Board of Directors and, in addition, would vote together with the holders of Class B Common Stock, as a single class, to elect the remaining directors to be elected at such meeting, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to ten votes per share.

In addition, under our amended and restated certificate of incorporation, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Class B Common Stock, voting separately as a class, is required for the authorization or issuance of any additional shares of Class B Common Stock and for any amendment, alteration or repeal of any provisions of our amended and restated certificate of incorporation which would affect adversely the powers, preferences or rights of the Class B Common Stock. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the common stock. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated by-laws. To be timely, the notice must be received by our corporate secretary not less than 60 or more than 90 days prior to the date of the stockholders’ meeting, provided that if the date of the meeting is publicly announced or disclosed less than 70 days prior to the date of the meeting, the notice must be given not more than 10 days after such date is first announced or disclosed.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, except as otherwise provided as to any series of preferred stock in the terms of that series, no action of stockholders required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting of stockholders, without prior notice and without a vote, and the power of the stockholders to consent in writing to the taking of any action without a meeting is specifically denied.

Conversions

The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into Class A Common Stock in whole or in part at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. In certain circumstances certain holders of our Class B Common Stock will be required to convert their Class B Common Stock to Class A Common Stock prior to transferring such stock. See “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Beneficial Ownership of Stock.”

Dividends

Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends equally on a per share basis if and when such dividends are declared by the Board of Directors from funds legally available therefor. No dividend may be declared or paid in cash or property or shares of either Class A Common Stock or Class B Common Stock unless the same dividend is paid simultaneously on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same dividend on a percentage basis (payable in shares of or securities convertible to shares of Class A Common Stock and other securities of us or any other person) as holders of Class B Common Stock receive (payable in shares of or securities convertible into shares of Class A Common Stock, shares of or securities convertible into shares of Class B Common Stock and other securities of us or any other person). The distribution of shares or other securities of the Company or any other person to common stockholders is permitted to differ to the extent that the common stock differs as to voting rights and rights in connection with certain dividends.

Liquidation

Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets available for distribution in respect of Class A Common Stock and Class B Common Stock in the event of a liquidation.

Other Terms

Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed, except as expressly provided in our amended and restated certificate of incorporation, unless the other class of common stock is subdivided, consolidated, reclassified or otherwise changed at the same time, in the same proportion and in the same manner.

In any merger, consolidation or business combination the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by holders of the other class of common stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights differ in our amended and restated certificate of incorporation between Class A Common Stock and Class B Common Stock.

Transfer Agent

The transfer agent and registrar for the Class A Common Stock is Wells Fargo Shareowner Services.

Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors will be authorized, without further stockholder action, to provide for the issuance of up to          shares of preferred stock in one or more series. The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designations. There will be no shares of our preferred stock outstanding at the time of the Distribution. Any issuance of preferred stock may adversely affect the rights of holders of our common stock and may render more difficult certain unsolicited or hostile attempts to take over the Company.

Certain Corporate Opportunities and Conflicts

Our amended and restated certificate of incorporation will recognize that certain directors and officers of the Company (the “Overlap Persons”) may serve as directors, officers, employees, consultants and agents of Cablevision and its subsidiaries and successors and/or MSG and its subsidiaries and successors (each of the foregoing is an “Other Entity”) and will provide that if a director or officer of the Company who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Company or any of its subsidiaries, in which the Company or any of its subsidiaries could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such director or officer will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such director or officer refers such Potential Business Opportunity to an Other Entity, such director or officer shall have no duty or obligation to refer such Potential Business Opportunity to the Company or to any of its subsidiaries or to give any notice to the Company or to any of its subsidiaries regarding such Potential Business Opportunity (or any matter related thereto), (ii) if such director refers a Potential Business Opportunity to an Other Entity, such director or officer will not be liable to the Company or to any of its subsidiaries, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Company, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Company regarding such Potential Business Opportunity or any matter relating thereto, (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person, and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between the Company and such Other Entity, the Company shall not have any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such director or officer having been presented or offered, or otherwise acquiring knowledge of such Potential Business Opportunity unless in each case referred to in clause (i), (ii), (iii) or (iv), all of the following conditions are satisfied: (A) such Potential Business Opportunity was expressly presented or offered to the director or officer of the Company solely in his or her capacity as a director or officer of the Company; (B) the director or officer believed that the Company possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such Potential Business Opportunity; and (C) such opportunity relates exclusively to one or more businesses or activities identified in our amended and restated certificate of incorporation and to be described in an amendment to this Information Statement; provided that the Company or any of its subsidiaries is directly engaged in such business at the time the Potential Business Opportunity is presented or offered to the director or officer. In our amended and restated certificate of incorporation, the Company has renounced to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that our Board of Directors declines to pursue a Restricted Potential Business Opportunity, the Overlap Persons are free to refer such Restricted Potential Business Opportunity to an Other Entity.

Our amended and restated certificate of incorporation will provide that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) entered into between the Company and/or any of its subsidiaries, on the one hand, and an Other Entity, on the other hand, before the Company ceased to be an indirect, wholly-owned subsidiary of Cablevision shall be void or voidable or be considered unfair to the Company or any of its subsidiaries because an Other Entity is a party thereto, or because any directors, officers or employees of an Other Entity was present at or participated in any meeting of the Board of Directors, or a committee thereof, of the Company or of any subsidiary of the Company, that authorized the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof), or because his, her or their votes were counted for such purpose. The Company may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Company or any subsidiary of the Company or an Other Entity, shall be considered contrary to any fiduciary duty owed to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) by any director or officer of the Company (or by any director or officer of any subsidiary of the Company) who is an Overlap Person. To the fullest extent permitted by law, no director or officer of the Company or any subsidiary of the Company who is an Overlap Person thereof shall have or be under any fiduciary duty to the Company (or to any subsidiary of the Company, or to any stockholder of the Company or any of its subsidiaries) to refrain from acting on behalf of the Company or an Other Entity, or any of their respective subsidiaries, in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director or officer of the Company or any subsidiary of the Company who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and shall be deemed not to have breached his or her duties of loyalty to the Company (or to any subsidiary of the Company, or to any stockholders of the Company or any of its subsidiaries) and not to have derived an improper personal benefit therefrom.

No amendment, repeal or adoption of any provision inconsistent with the foregoing provisions will have any effect upon (a) any agreement between the Company or a subsidiary thereof and any Other Entity, that was entered into before the time of such amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Company or a subsidiary thereof and any Other Entity, before the Amendment Time, (c) the allocation of any business opportunity between the Company or any subsidiary thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any director or officer of the Company or any subsidiary of the Company (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

Section 203 of the Delaware General Corporation Law

Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Company’s Board of Directors, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the Company in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the Board of Directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the Company’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. Our amended and restated certificate of incorporation will not contain such an election. However, we expect our Board of Directors to exercise its right under Section 203 to approve the acquisition of our common stock in the Distribution by members of the Dolan family group. This will have the effect of making Section 203 inapplicable to transactions between the Company and members of the Dolan family group.

Limitation on Personal Liability

We have provided, consistent with the Delaware General Corporation Law, in our amended and restated certificate of incorporation that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation will provide that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation will also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

The Distribution Agreement between us and Cablevision provides for indemnification by us of Cablevision and its directors, officers and employees and by Cablevision of us and our directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934. The amount of these indemnity obligations is unlimited.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement under the Securities Exchange Act of 1934 and the rules and regulations promulgated under the Securities Exchange Act of 1934 with respect to the shares of our Class A Common Stock being distributed to Cablevision stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this Information Statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our Class A Common Stock, we refer you to the registration statement, including the exhibits and the schedules filed as a part of it.

We intend to furnish the holders of our Class A Common Stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

The registration statement of which this Information Statement forms a part and its exhibits and schedules, and other documents which we file with the SEC can be inspected and copied at, and copies can be obtained from, the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You can also obtain reports, proxy statements and other information about us at          ’s website at          .

Information that we file with the SEC after the date of this Information Statement may supersede the information in this Information Statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

No person is authorized to give any information or to make any representations other than those contained in this Information Statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Information Statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

AMC NETWORKS INC. AND SUBSIDIARIES

WHEN THE TRANSACTIONS REFERRED TO IN NOTE 1 OF THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
AMC Networks Inc.:

We have audited the accompanying consolidated balance sheets of AMC Networks Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholder’s equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the related consolidated financial statement schedule as listed in the index to Item 15. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMC Networks Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

New York, New York
          , 2011

AMC NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009

ASSETS
Current Assets:
Cash and cash equivalents	$79,960	$29,828
Accounts receivable, trade (less allowance for doubtful accounts of $8,321 and $7,767)	242,699	212,341
Amounts due from affiliates, net	6,840	24,472
Program rights, net	186,475	162,741
Prepaid expenses and other current assets	42,950	48,716
Deferred tax asset	7,516	7,499
Assets distributed to Cablevision in 2010	—	34,477

Total current assets	566,440	520,074
Property and equipment, net of accumulated depreciation of $156,885 and $153,826	68,977	71,665
Program rights, net	597,355	520,565
Amounts due from affiliates	3,502	4,920
Note receivable from affiliate	16,832	3,492
Deferred tax asset, net	41,250	36,452
Deferred carriage fees, net	69,343	91,626
Amortizable intangible assets, net of accumulated amortization of $675,038 and $588,388	364,882	451,532
Indefinite-lived intangible assets	19,900	19,900
Goodwill	83,173	83,173
Other assets	15,043	22,754
Deferred financing costs, net of accumulated amortization of $16,388 and $13,138	7,199	10,449
Assets distributed to Cablevision in 2010	—	97,760

	$1,853,896	$1,934,362

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)
Current Liabilities:
Accounts payable	$46,459	$37,589
Accrued liabilities:
Interest	20,046	20,353
Employee related costs	44,578	39,849
Deferred carriage fees payable	2,218	1,677
Other accrued expenses	23,888	29,301
Amounts due to affiliates, net	10,678	11,888
Program rights obligations	116,190	118,742
Deferred revenue	17,859	15,081
Note payable to affiliate	—	190,000
Credit facility debt	50,000	25,000
Capital lease obligations	4,575	4,286
Liabilities distributed to Cablevision in 2010	—	65,189

Total current liabilities	336,491	558,955
Program rights obligations	338,635	316,896
Senior notes	299,552	299,283
Senior subordinated notes	324,071	323,817
Credit facility debt	425,000	555,000
Capital lease obligations	15,677	20,325
Other liabilities	89,639	88,485
Liabilities distributed to Cablevision in 2010	—	8,593

Total liabilities	1,829,065	2,171,354

Commitments and contingencies
Stockholder’s equity (deficiency)	24,831	(236,992)

	$1,853,896	$1,934,362

See accompanying notes to consolidated financial statements.

AMC NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010, 2009 and 2008
(Dollars in thousands)

	2010	2009	2008

Revenues, net (including revenues, net from affiliates of Cablevision of $29,203, $31,796 and $71,124, respectively)	$1,078,300	$973,644	$893,557

Operating expenses:
Technical and operating (excluding depreciation, amortization and impairments shown below and including charges (credits) from affiliates of Cablevision of $3,971, $(2,043) and $(446), respectively)	366,093	310,365	314,960
Selling, general and administrative (including charges from affiliates of Cablevision of $100,230, $87,239, and $77,406 respectively)	328,134	313,904	302,474
Restructuring (credits) expense	(2,218)	5,162	46,877
Depreciation and amortization (including impairments)	106,455	106,504	108,349

	798,464	735,935	772,660

Operating income	279,836	237,709	120,897

Other income (expense):
Interest expense	(75,800)	(76,541)	(98,644)
Interest income	2,388	836	1,582
Loss on investments, net	—	—	(103,238)
Gain on equity derivative contracts	—	—	66,447
Loss on interest rate swap contracts, net	—	(3,237)	(2,843)
Loss on extinguishment of debt	—	—	(2,424)
Miscellaneous, net	(162)	187	379

	(73,574)	(78,755)	(138,741)

Income (loss) from continuing operations before income taxes	206,262	158,954	(17,844)
Income tax expense	(88,073)	(70,407)	(2,732)

Income (loss) from continuing operations	118,189	88,547	(20,576)
Loss from discontinued operations, net of income taxes	(38,090)	(34,791)	(26,866)

Net income (loss)	$80,099	$53,756	$(47,442)

See accompanying notes to consolidated financial statements.

AMC NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)
Years Ended December 31, 2010, 2009 and 2008
(Dollars in thousands)

Balance, January 1, 2008	$(570,665)
Non-cash capital contributions, net	193,155
VOOM HD non-controlling interest (see Note 15)	18,101
Cash contributions from Cablevision	235,353
Cash distributions to Cablevision	(65,938)
Deemed capital distribution related to utilization of Company tax losses by Cablevision	(41,066)
Net loss	(47,442)

Balance, December 31, 2008	(278,502)
Non-cash capital contributions, net	17,260
Cash contributions from Cablevision	682
Cash distributions to Cablevision	(10,122)
Deemed capital distribution related to utilization of Company tax losses by Cablevision	(20,066)
Net income	53,756

Balance, December 31, 2009	(236,992)
Non-cash capital contributions, net	19,909
Cash contributions from Cablevision	204,018
Cash distributions to Cablevision	(53,754)
Deemed capital contribution related to utilization of Cablevision tax losses by the Company	52,824
Distribution of net assets to Cablevision (see Note 5)	(41,273)
Net income	80,099

Balance, December 31, 2010	$24,831

See accompanying notes to consolidated financial statements.

AMC NETWORKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
(Dollars in thousands)

	2010	2009	2008

Cash flows from operating activities:
Income (loss) from continuing operations	$118,189	$88,547	$(20,576)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization (including impairments)	106,455	106,504	108,349
Non-cash restructuring expense	—	1,731	41,047
Share-based compensation expense related to Cablevision equity classified awards	16,267	13,716	11,781
Amortization and write-off of program rights	219,859	184,096	168,035
Amortization of deferred carriage fees	25,213	23,646	22,611
Amortization of deferred financing costs, discounts on indebtedness and other costs	3,773	3,962	10,245
Provision for doubtful accounts	1,484	2,528	3,120
Loss on investments, net	—	—	103,238
Gain on equity derivative contracts	—	—	(66,447)
Loss on interest rate swap contracts	—	—	2,697
Loss on extinguishment of debt	—	—	2,424
Deferred income tax expense (benefit)	80,744	61,975	(3,239)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivable, trade	(36,422)	(27,641)	(5,691)
Amounts due from/to affiliates, net	5,049	4,004	(6,449)
Prepaid expenses and other assets	17,388	(4,220)	(16,494)
Program rights	(321,082)	(222,111)	(283,725)
Deferred carriage fees	(2,930)	(585)	(2,710)
Accounts payable and accrued expenses	11,141	50	(8,583)
Program rights obligations	19,337	(27,840)	38,778
Deferred carriage fees payable	(101)	(3,303)	(15,172)
Other liabilities	1,631	(1,057)	(3,109)

Net cash provided by operating activities	265,995	204,002	80,130

Cash flows from investing activities:
Capital expenditures	(17,243)	(13,419)	(23,577)
Payments for acquisitions of businesses, net	(320)	(470)	(110,415)
Proceeds from sale of equipment, net of costs of disposal	406	720	213

Net cash used in investing activities	(17,157)	(13,169)	(133,779)

Cash flows from financing activities:
Capital contributions from Cablevision	204,018	682	235,353
Capital distributions to Cablevision	(53,754)	(10,122)	(65,938)
Additions to deferred financing costs	—	—	(2,941)
Proceeds from note payable to affiliate	—	—	60,000
Repayment of note payable to affiliate	(190,000)	—	—
Repayment of collateralized indebtedness	—	—	(368,097)
Proceeds from credit facility debt	—	—	276,000
Repayment of credit facility debt	(105,000)	(120,000)	(76,000)
Principal payments on capital lease obligations	(4,080)	(3,034)	(2,541)

Net cash (used in) provided by financing activities	(148,816)	(132,474)	55,836

Net increase in cash and cash equivalents from continuing operations	100,022	58,359	2,187

Cash flows from discontinued operations:
Net cash used in operating activities	(30,870)	(48,967)	(99,423)
Net cash (used in) provided by investing activities	(10,183)	(4,753)	46,173
Net cash used in financing activities	—	—	—
Effect of change in cash related to net assets distributed to Cablevision in 2010	(8,837)	(291)	4,648

Net decrease in cash and cash equivalents from discontinued operations	(49,890)	(54,011)	(48,602)

Cash and cash equivalents at beginning of year	29,828	25,480	71,895

Cash and cash equivalents at end of year	$79,960	$29,828	$25,480

See accompanying notes to consolidated financial statements.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

Note 1.	Nature of Operations and Basis of Presentation

Nature of Operations

AMC Networks Inc. and its subsidiaries (the “Company” or “AMC Networks”) represent certain entertainment businesses and assets owned and operated as integral parts of Cablevision Systems Corporation (Cablevision Systems Corporation and its subsidiaries are referred to as “Cablevision”), consisting of the following reportable segments:

•	National Networks: Includes four nationally distributed programming networks: AMC, WE tv, IFC and Sundance Channel, as well as Wedding Central. These programming networks are distributed throughout the United States via cable and other multichannel distribution platforms, including direct broadcast satellite and platforms operated by telecommunications providers (we refer collectively to these cable and other multichannel distributors as “multichannel video distributors” or “distributors”); and

•	International and Other: Includes AMC/Sundance Channel Global, the Company’s international programming business; IFC Entertainment, the Company’s independent film distribution business; and AMC Network Communications (formerly Rainbow Network Communications), the Company’s network technical services business, which supplies an array of services to the network programming industry, primarily on behalf of the programming networks of the Company. AMC, IFC and Sundance Channel are available in Canada and Sundance Channel and WE tv are available in other countries throughout Europe and Asia. The International and Other reportable segment also includes VOOM HD Holdings LLC (“VOOM HD”), which historically offered a suite of channels, produced exclusively in HD and marketed for distribution to digital broadcast satellite and cable television distributors (“VOOM”). VOOM was available in the United States only on Cablevision’s cable television systems and on DISH Network, LLC, formerly a subsidiary of EchoStar Communications Corporation (“DISH Network”) (see Notes 4 and 15). On December 18, 2008, Cablevision decided to discontinue funding the domestic offerings of VOOM. Subsequently, VOOM HD terminated the domestic offerings of VOOM. VOOM HD discontinued the VOOM international channel as of December 31, 2009. As of December 31, 2010, VOOM HD internationally distributes the Rush HD channel, a network dedicated to action and adventure sports. The results of VOOM HD are presented in continuing operations.

On December 16, 2010, Cablevision’s board of directors authorized Cablevision’s management to move forward with the leveraged spin-off of Rainbow Media Holdings LLC (“RMH”), the direct wholly-owned subsidiary of AMC Networks, to Cablevision’s stockholders (the “Distribution”). It is anticipated that the spin-off will be in the form of a pro rata distribution to all stockholders of Cablevision, with holders of Cablevision NY Group (“CNYG”) Class A Common Stock receiving Class A Common Stock of AMC Networks and holders of CNYG Class B Common Stock receiving Class B Common Stock of AMC Networks. Both Cablevision and AMC Networks will continue to be controlled by the Dolan family through their ownership of Class B Common Stock.

As part of the Distribution, the Company expects to incur approximately $      of new debt (the “New AMC Networks Debt”), consisting of $      aggregate principal amount of senior secured term loans and $      aggregate principal amount of senior unsecured notes. A portion of the proceeds of the New AMC Networks Debt will be used to repay all outstanding Company debt (excluding capital leases) (see Note 8) and approximately $1,250,000 of New AMC Networks Debt will be issued to Cablevision or CSC Holdings, which will use such New AMC Networks Debt to repay outstanding Cablevision or CSC Holdings debt.

Completion of the Distribution is subject to a number of external conditions, including receipt of a private letter ruling from the Internal Revenue Service (“IRS”), the effectiveness of a Form 10 Information Statement with the Securities and Exchange Commission and the finalization of the terms and conditions of the required financing, as well as final approval by Cablevision’s board of directors.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

When Cablevision’s board of directors approves the Distribution, Cablevision will contribute all of the membership interests of RMH to the Company. The Company will become a public company on the Distribution date. Holders of record of CNYG Class A Common Stock as of the record date for the Distribution will receive one share of AMC Networks Class A Common Stock for every           shares of CNYG Class A Common Stock held. Holders of record of CNYG Class B Common Stock as of the close of business on the record date will receive one share of AMC Networks Class B Common Stock for every           shares of CNYG Class B Common Stock held. Immediately prior to the Distribution, the Company will be an indirect wholly-owned subsidiary of Cablevision.

The Company’s consolidated financial statements have been derived from the consolidated financial statements and accounting records of Cablevision and reflect certain assumptions and allocations (see Notes 12, 13 and 18). The financial position, results of operations and cash flows of the Company could differ from those that might have resulted had the Company been operated autonomously or as an entity independent of Cablevision.

On December 31, 2010, RMH transferred its membership interests in News 12 Networks (“News 12”), Rainbow Advertising Sales Corporation (“RASCO”) and certain other businesses to wholly-owned subsidiaries of Cablevision in contemplation of the Distribution (see Note 5). Assets and liabilities related to those entities have been reclassified as assets distributed to Cablevision in 2010 and liabilities distributed to Cablevision in 2010 on the Company’s consolidated balance sheet as of December 31, 2009. Amounts due from or to those distributed entities that were previously eliminated in consolidation are now being presented as amounts due from affiliates, note receivable from affiliate or amounts due to affiliates on the Company’s consolidated balance sheets.

Basis of Presentation

The Company’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), and have been derived from the consolidated financial statements and accounting records of Cablevision. The accompanying consolidated financial statements reflect the assets, liabilities, revenues and expenses of the Company as if it were a separate entity for all periods presented.

The consolidated financial statements presented do not reflect any changes that may occur in the Distribution related to the New AMC Networks Debt. The Company is expected to have a capital structure different from the capital structure presented in the consolidated financial statements and accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred as a separate independent entity.

Note 2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Revenue Recognition

The Company recognizes affiliation fee revenue from distributors that carry the Company’s programming services under multi-year contracts, commonly referred to as “affiliation agreements.” The programming services are delivered throughout the terms of the agreements and the Company recognizes revenue as programming is provided.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Advertising revenues are recognized when commercials are aired. In certain advertising sales arrangements, the Company’s programming businesses guarantee specified viewer ratings for their programming. For these types of transactions, a portion of such revenue is deferred if the guaranteed viewer ratings are not met and is subsequently recognized either when the Company provides the required additional advertising time, the guarantee obligation contractually expires or performance requirements become remote.

Revenues derived from other sources are recognized when services are provided or events occur.

Multiple-Element Transactions

If there is objective and reliable evidence of fair value for all elements of accounting in a multiple-element arrangement, the arrangement consideration is allocated to the separate elements of accounting based on relative fair values. There may be cases in which there is objective and reliable evidence of the fair value of undelivered items in an arrangement but no such evidence for the delivered items. In those cases, the Company utilizes the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. In determining fair value, the Company refers to historical transactions or comparable cash transactions.

On January 1, 2011, the Company adopted Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements, which is applicable on a prospective basis to revenue arrangements entered into or materially modified on or after January 1, 2011. ASU No. 2009-13 eliminates the residual method of allocating arrangement consideration to deliverables, requires the use of the relative selling price method and requires that the Company determine its best estimate of selling price in a manner consistent with that used to determine the price to sell the deliverable on a stand-alone basis.

Technical and Operating Expenses

Costs of revenues, including but not limited to license fees, amortization of program rights, participation and residual costs and programming and production costs, origination, transmission, uplinking and other operating costs, are classified as technical and operating expenses in the accompanying consolidated statements of operations.

Advertising and Distribution Expenses

Advertising costs are charged to expense when incurred and are recorded to selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising costs were $92,184, $86,728 and $86,435 for the years ended December 31, 2010, 2009, and 2008, respectively. Marketing, distribution and general and administrative costs related to the exploitation of owned original programming are expensed as incurred and are recorded to selling, general and administrative expenses.

Cash and Cash Equivalents

The Company’s cash investments are placed with money market funds and financial institutions that are investment grade as rated by Standard & Poor’s and Moody’s Investors Service. The Company selects money market funds that predominantly invest in marketable, direct obligations issued or guaranteed by the United States government or its agencies, commercial paper, fully collateralized repurchase agreements, certificates of deposit, and time deposits.

The Company considers the balance of its investment in funds that substantially hold securities that mature within three months or less from the date the fund purchases these securities to be cash equivalents.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The carrying amount of cash and cash equivalents either approximates fair value due to the short-term maturity of these instruments or are at fair value.

Accounts Receivable

The Company periodically assesses the adequacy of valuation allowances for uncollectible accounts receivable by evaluating the collectibility of outstanding receivables and general factors such as length of time individual receivables are past due, historical collection experience, and the economic and competitive environment.

Investments

Investment securities and investment securities pledged as collateral are classified as trading securities and are stated at fair value with realized and unrealized holding gains and losses included in net income (loss).

Program Rights

Rights to programming, including feature films and episodic series, acquired under license agreements are stated at the lower of amortized cost or net realizable value. Such licensed rights along with the related obligations are recorded at the contract value when a license agreement is executed, unless there is uncertainty with respect to either cost, acceptability or availability. If such uncertainty exists, those rights and obligations are recorded at the earlier of when the uncertainty is resolved or when the license period begins. Costs are amortized to technical and operating expense on a straight-line basis over a period not to exceed the respective license periods.

The Company’s owned original programming is primarily produced by independent production companies, with the remainder produced by the Company. Owned original programming costs, including estimated participation and residual costs, qualifying for capitalization as program rights are amortized to technical and operating expense over their estimated useful lives, commencing upon the first airing, based on attributable revenue for airings to date as a percentage of total projected attributable revenue. Projected program usage is based on the historical performance of similar content. Estimated attributable revenue can change based upon programming market acceptance, levels of affiliation fee revenue and advertising revenue, and program usage. Accordingly, the Company periodically reviews revenue estimates and planned usage and revises its assumptions if necessary, which could impact the timing of amortization expense or result in an impairment charge.

The Company periodically reviews the programming usefulness of its licensed and owned original program rights based on a series of factors, including ratings, type and quality of program material, standards and practices, and fitness for exhibition. If it is determined that film or other program rights have no future programming usefulness, a write-off of the unamortized cost is recorded in technical and operating expense. Other than those recorded in connection with VOOM HD’s restructuring activities (see Note 4), impairment charges of $1,122 and $7,778 were recorded for the years ended December 31, 2010 and 2009, respectively. There were no impairment charges recorded for the year ended December 31, 2008.

Long-Lived and Indefinite-Lived Assets

Property and equipment are carried at cost. Equipment under capital leases is recorded at the present value of the total minimum lease payments. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets or, with respect to equipment under capital leases and leasehold improvements, amortized over the shorter of the lease term or the assets’ useful lives and reported in depreciation and amortization in the consolidated statements of operations.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Intangible assets established in connection with business acquisitions consist of affiliation agreements and affiliate relationships, advertiser relationships, other intangibles and goodwill. Amortizable intangible assets are amortized on a straight-line basis over their respective estimated useful lives. Goodwill and identifiable intangible assets acquired in prior acquisitions, which have indefinite useful lives, are not amortized.

Impairment of Long-Lived and Indefinite Lived Assets

The Company’s long-lived and indefinite-lived assets at December 31, 2010 include property and equipment, net of $68,977, other amortizable intangible assets, net of $364,882, identifiable indefinite-lived intangible assets of $19,900 and goodwill of $83,173. These assets accounted for approximately 29% of the Company’s consolidated total assets as of December 31, 2010.

The Company reviews its long-lived assets (property and equipment, and intangible assets subject to amortization that arose from acquisitions) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and indefinite-lived intangible assets, which represent Sundance Channel trademarks of $19,900, are tested annually for impairment during the first quarter (“annual impairment test date”) and upon the occurrence of certain events or substantive changes in circumstances.

The Company is required to determine goodwill impairment using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill utilizing an enterprise-value based premise approach. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination. For the purpose of evaluating goodwill impairment at the annual impairment test date, the Company had five reporting units, which recognized goodwill. These reporting units are AMC, WE tv, IFC and Sundance Channel, which are included in the National Networks reportable segment, and AMC Network Communications, which is included in the International and Other reportable segment.

The goodwill balance as of December 31, 2010 by reporting unit is as follows:

Reporting Unit

AMC	$34,251
WE tv	5,214
IFC	13,582
Sundance Channel	28,930
AMC Network Communications	1,196

$83,173

In assessing the recoverability of the Company’s goodwill and other long-lived assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. Fair value estimates are made at a specific

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Estimates of fair value are primarily determined using discounted cash flows and comparable market transactions. These valuations are based on estimates and assumptions including projected future cash flows, discount rate, and determination of appropriate market comparables and determination of whether a premium or discount should be applied to comparables. These valuations also include assumptions for the projected number of subscribers and the projected average rates per basic and viewing subscribers and growth in fixed price contractual arrangements used to determine affiliation fee revenue, access to program rights and the cost of such program rights, amount of programming time that is advertiser supported, number of advertising spots available and the sell through rates for those spots, average fee per advertising spot, and operating margins, among other assumptions. If these estimates or material related assumptions change in the future, the Company may be required to record impairment charges related to the Company’s long-lived assets.

Based on the Company’s annual impairment test during the first quarter of 2010, the Company’s reporting units had significant safety margins, representing the excess of the estimated fair value of each reporting unit less its respective carrying value (including goodwill allocated to each respective reporting unit). In order to evaluate the sensitivity of the estimated fair value calculations of the Company’s reporting units on the annual impairment calculation for goodwill, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair values of each reporting unit. These hypothetical decreases of 10%, 20% and 30% would have no impact on the goodwill impairment analysis for any of the Company’s reporting units with the exception of Sundance Channel. For Sundance Channel, which had a goodwill carrying value of $28,930 at December 31, 2010, a 23% reduction in its estimated fair value would result in a goodwill impairment test step one failure. A step one failure would require the Company to perform the second step of the goodwill impairment test to measure the amount of implied fair value of goodwill and, if required, the recognition of a goodwill impairment loss.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company’s indefinite-lived trademark intangible assets relate to the Company’s Sundance Channel trademarks, which were valued using a relief-from-royalty method in which the expected benefits are valued by discounting estimated royalty revenue over projected revenues covered by the trademarks. The Sundance Channel related trademarks were recorded in June 2008 when the Company completed transactions which resulted in the 100% acquisition of Sundance Channel L.L.C. Significant judgments inherent in a valuation include the selection of appropriate discount and royalty rates, estimating the amount and timing of estimated future cash flows and identification of appropriate continuing growth rate assumptions. The discount rates used in the analysis are intended to reflect the risk inherent in the projected future cash flows generated by the respective intangible assets.

Based on the Company’s annual impairment test during the first quarter of 2010, the Company’s Sundance Channel related trademarks identifiable indefinite-lived intangible assets had significant safety margins, representing the excess of the identifiable indefinite-lived intangible assets estimated fair value less their respective carrying values. In order to evaluate the sensitivity of the fair value calculations of the Company’s identifiable indefinite-lived intangible assets, the Company applied hypothetical 10%, 20% and 30% decreases to the estimated fair value of the Company’s identifiable indefinite-lived intangible assets. These hypothetical 10%, 20% and 30% decreases in estimated fair value would not have resulted in an impairment of the Company’s identifiable indefinite-lived intangible assets other than the hypothetical fair value decline at 30% would have resulted in an impairment charge of approximately $1,600.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Program Rights Obligations

Amounts payable subsequent to December 31, 2010 related to program rights obligations included in the consolidated balance sheet are as follows:

Years Ending December 31,

2011	$116,190
2012	100,985
2013	84,937
2014	60,690
2015	45,287
Thereafter	46,736

$454,825

Off balance sheet program rights obligations at December 31, 2010 that have not yet met the criteria to be recorded in the consolidated balance sheet are $67,927, which are payable: $66,790 in 2011, $1,137 in 2012 and $0 thereafter.

Deferred Carriage Fees

Deferred carriage fees represent amounts principally paid or payable to cable television distributors, direct broadcast satellite distributors and telecommunications companies to obtain additional subscribers and/or guarantee carriage of certain programming services and are amortized as a reduction of revenue over the period of the related guarantee arrangement (4 to 13 years).

The Company recorded an impairment charge of $15,034 in 2008, included in depreciation and amortization, for the write-off of deferred carriage fees of $15,034 at VOOM HD after DISH Network ceased the distribution of VOOM in May 2008 (see Note 15).

Deferred Financing Costs

Costs incurred to obtain debt are deferred and amortized to interest expense ratably over the life of the related debt.

Income Taxes

The Company’s provision for income taxes is based on current period income, changes in deferred tax assets and liabilities and changes in estimates with regard to uncertain tax positions. Deferred tax assets are subject to an ongoing assessment of realizability. The Company provides deferred taxes for the outside basis difference of its investment in partnerships. Interest and penalties, if any, associated with uncertain tax positions are included in income tax expense.

The Company was included in the consolidated federal and certain state and local income tax returns of Cablevision for the periods presented. The income tax expense or benefit presented in the consolidated statements of operations is based upon the taxable income of the Company on a separate tax return basis. There is no tax sharing agreement in place between the Company and Cablevision. Tax losses generated by the Company and utilized by the Cablevision group have been reflected as deemed capital distributions from the Company to its parent. Such distributions amounted to $20,066 and $41,066 for the years ended December 31, 2009 and 2008, respectively. The Company’s estimated taxable income for the year ended December 31, 2010 is expected to be offset by current year tax losses of the Cablevision group. As such, a deemed capital contribution of $52,824 has been recorded for the year ended December 31, 2010. The

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Company made certain state income tax payments in excess of the current liability of the Company computed on a separate tax return basis. Such payments have been reflected as deemed capital distributions from the Company to Cablevision. Such distributions with regard to tax payments made amounted to $696, $491 and $529 for the years ended December 31, 2010, 2009 and 2008, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008 equals net income (loss) for the respective periods, except for in 2008 the Company recorded a write-down in DISH Network’s non-controlling interest in VOOM HD of $18,101. Accumulated comprehensive income in the Company’s consolidated balance sheets as of December 31, 2010 and 2009 is zero.

Share-Based Compensation

Cablevision charges the Company expenses or benefits related to its various employee stock plans. Cablevision records share-based compensation expense during the period based on the fair value of the portion of share-based payment awards that are ultimately expected to vest. Cablevision uses the Black-Scholes valuation model in determining the fair value of stock options and stock appreciation rights (“SARs”) and uses the closing price on the date of grant to determine the fair value of restricted shares. Shared-based payment awards are expensed on a straight-line basis over the requisite service period. As the obligations related to stock option and restricted share awards under the Cablevision employee stock plans are satisfied by Cablevision, the allocation to the Company of its proportionate share of the related expenses is reflected as a deemed capital contribution in the accompanying consolidated financial statements. The Company satisfies obligations related to SAR awards under the Cablevision employee stock plans and the allocation to the Company of its proportionate share of the related expense is accrued in employee related costs in the Company’s consolidated balance sheets. Refer to Note 18 for further discussion of Cablevision’s Equity Plans.

Foreign Currency Transactions

The Company distributes programming in certain territories outside of the United States. Accordingly, it has a limited number of trade receivables denominated in a foreign currency, primarily Canadian dollars. The Company recognized $(116), $291 and $(731) of foreign currency transaction (losses) gains for the years ended December 31, 2010, 2009 and 2008, respectively, related to those receivables denominated in a foreign currency from affiliation agreements with foreign distributors. Such amounts are included in miscellaneous, net in the accompanying consolidated statements of operations.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Cash Flows

During 2010, 2009 and 2008, the Company’s non-cash investing and financing activities and other supplemental data were as follows:

	Years Ended December 31,
	2010	2009	2008

Non-Cash Investing and Financing Activities:
Continuing Operations:
Deemed capital contributions from (distributions to) affiliate related to the utilization of Cablevision (Company) tax losses by the Company (Cablevision)	$52,824	$(20,066)	$(41,066)
Deemed capital contribution from Cablevision due to forgiveness of net amounts due to Cablevision	—	—	178,573
Leasehold improvement paid by landlord	554	—	—
Reduction of capital lease obligation and related assets	279	—	784
Increase in capital lease obligations and accounts receivable from affiliates related to capital leases with affiliates of Cablevision	—	6,539	—
Capital distribution related to the entities transferred to Cablevision on December 31, 2010 (Note 5)	41,273	—	—
Redemption of collaterized indebtedness with related equity derivative contract	—	—	44,057
Value of General Electric common stock exchanged in the acquisition of Sundance Channel (Note 3)	—	—	369,137
Supplemental Data:
Cash interest paid — continuing operations	72,335	72,919	89,605
Cash interest paid — discontinued operations	—	541	651
Income taxes paid — continuing operations	5,217	3,769	3,263
Income taxes paid (refunded), net — discontinued operations	(1)	(2)	32

Derivative Financial Instruments

The Company accounts for derivative financial instruments as either assets or liabilities measured at fair value. The Company, at times, uses derivative instruments to manage its exposure to market risks from changes in certain equity prices and interest rates and does not hold or issue derivative instruments for speculative or trading purposes. These derivative instruments are not designated as hedges, and changes in the fair values of these derivatives are recognized in earnings as gains (losses) on derivative contracts.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the contingency can be reasonably estimated.

Note 3.	Transactions

Sundance Channel L.L.C.

On June 16, 2008, certain wholly-owned subsidiaries of RMH completed transactions which resulted in the 100% acquisition of Sundance Channel L.L.C. (“Sundance Channel”) from NBC Universal (which was a subsidiary of General Electric Company (“General Electric”)), CBS Corporation’s Showtime Networks (“CBS”), and two entities controlled by individuals. The purchase price of $472,464 was paid through an exchange of 12,742,033 shares of common stock of General Electric held by certain subsidiaries of RMH valued, based on the closing price at the acquisition date, at $369,137, and a net cash payment of $103,327. The aggregate purchase price for financial statement purposes including the effect of working capital adjustments of $3,189 and closing costs of $6,763, and excluding $87,716 of net deferred tax adjustments as described below, was $482,416. In the first transaction, General Electric received all of the General Electric common stock held by certain subsidiaries of RMH, and the RMH subsidiaries received a 100% interest in a newly formed subsidiary of General Electric, which held cash and General Electric’s ownership interest in Sundance Channel. In subsequent transactions, this newly formed subsidiary used the cash contributed to it by General Electric and additional cash contributions by the Company to purchase the remaining interests in Sundance Channel.

Prior to the Sundance Channel acquisition, the outstanding monetization contracts held by subsidiaries of RMH covering the General Electric common stock exchanged in the transaction were terminated, the associated collateralized indebtedness was settled and, accordingly, the General Electric common stock was no longer pledged to support that indebtedness. The subsidiaries of RMH that were parties to these contracts paid the counterparties an aggregate of $368,097 to settle the monetization contracts. To fund the $368,097 of cash payments required to settle the monetization contracts and to fund the $103,327 net cash acquisition payment, the Company borrowed $210,000 under the Rainbow National Services LLC revolving credit facility (see Note 8) and used cash on hand for the remaining amount.

The Company accounted for the acquisition of Sundance Channel under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141. Under the purchase method of accounting, the total purchase price was allocated to the identifiable tangible and intangible assets acquired and the liabilities assumed based on their fair values. The excess of the purchase price over those fair values was recorded as goodwill. The fair value assigned to the identifiable tangible and intangible assets acquired and liabilities assumed are based upon assumptions developed by management and other information compiled by management, including a purchase price allocation analysis. As a result of the non-taxable transfer of the General Electric common stock and the settlement of the related monetization contracts in connection with the acquisition, the purchase price and resulting purchase price allocation were reduced by the related net deferred tax effects of $87,716 to $394,700. The results of Sundance Channel’s operations have been included in the consolidated financial statements from the date of acquisition. Sundance Channel is included in the Company’s National Networks reportable segment and is a separate reporting unit for goodwill impairment testing.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The following table provides the allocation of the purchase price to the assets acquired and liabilities assumed:

	Estimated
	Useful Life

Cash		$3,056
Accounts receivable		13,371
Prepaid expenses and other assets		30,102
Affiliation agreements and affiliate relationships	4 to 25 years	314,200
Advertiser relationships	3 years	12,700
Trademarks	Indefinite-lived	19,900
Goodwill	Indefinite-lived	28,931
Accounts payable and accrued expenses		(11,316)
Other liabilities		(16,244)

Net assets acquired(1)		$394,700

(1)	Net of $87,716 of deferred tax effects which were recorded as a result of the expected tax free disposition of the General Electric common stock and the settlement of the related monetization contracts thereon described above. The deferred tax impact was comprised of (i) the reversal of a deferred tax liability of $136,581 on the unrealized tax gain with respect to the investment in General Electric common stock, (ii) an unrecognized tax benefit of $53,132 associated with an uncertain tax position of $53,132 that was primarily related to certain previously recognized deferred tax assets and (iii) $4,267 of deferred tax assets relating to future deductible temporary differences.

Note 4.	Restructuring

In December 2008, the Company decided to discontinue funding the domestic programming business of VOOM HD. In connection with this decision the Company has recorded restructuring expense (credits) in 2008, 2009 and 2010.

During 2008, in addition to the amounts related to VOOM HD, the Company recorded net severance expense of $82 related to the elimination of positions at certain programming businesses.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The following table summarizes the VOOM HD restructuring expense recognized during 2008, 2009 and 2010:

	Employee	Contractual		Other
	Severance	Program Rights		Costs	Total

Charges incurred	$5,711 (a)	$40,974	(b)	$110	$46,795
Write-down of assets	—	(40,974	)(b)	(73)	(41,047)
Payments	—	—		—	—

Restructuring liability at December 31, 2008	5,711	—		37	5,748

Charges incurred	579 (c)	4,572	(d)	11	5,162
Write-down of assets and other non-cash items	—	(1,712)		7	(1,705)
Payments	(6,013)	(2,390)		—	(8,403)

Restructuring liability at December 31, 2009	277	470		55	802

Credits recognized	(249)	(1,969	)(d)	—	(2,218)
Other adjustments	22	2,048	(e)	—	2,070
Payments	(47)	(549)		—	(596)

Restructuring liability at December 31, 2010	$3	$—		$55	$58

(a)	Employee severance related to the elimination of 128 positions at VOOM HD.

(b)	Impairment charge related to certain contractual program rights assets that had no future usefulness and could no longer be exploited at VOOM HD or on any other programming subsidiary of the Company.

(c)	Employee severance related to the elimination of five positions at VOOM HD.

(d)	Represents unfavorable (favorable) negotiated settlements of contractual obligations with vendors.

(e)	Represents a reclassification of program rights obligations to accrued restructuring liability.

At December 31, 2010, aggregate restructuring liabilities of $58 were classified as current other accrued expenses in the accompanying consolidated balance sheet.

Note 5.	Discontinued Operations

On December 16, 2010, Cablevision announced that its board of directors authorized Cablevision’s management to move forward with the leveraged spin-off of RMH to Cablevision’s stockholders (see Note 1). In contemplation of the Distribution, on December 31, 2010 RMH transferred its membership interests in News 12 (regional news programming services), RASCO (a cable television advertising company) and certain other businesses to wholly-owned subsidiaries of Cablevision. This distribution amounted to $41,273 and was recorded as a deemed capital distribution in the accompanying consolidated statement of stockholder’s equity (deficiency). No gain or loss was recognized in connection with this distribution between entities under common control. The operating results of these transferred entities through the date of the transfer have been classified in the consolidated statements of operations as discontinued operations for all periods presented.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Operating results of discontinued operations for the years ended December 31, 2010, 2009 and 2008 are summarized below:

	Years Ended December 31,
	2010	2009	2008

Revenues, net	$79,768	$69,723	$86,588

Loss before income taxes	$(63,311)	$(58,189)	$(44,968)
Income tax benefit	25,221	23,398	18,102

Loss from discontinued operations, net of income taxes	$(38,090)	$(34,791)	$(26,866)

The assets and liabilities of the transferred businesses have been classified in the consolidated balance sheet as of December 31, 2009 as assets and liabilities distributed to Cablevision on December 31, 2010 and consist of the following:

Cash and cash equivalents	$850
Accounts receivable, prepaid expenses and other current assets	26,353
Advances due from affiliates	5,399
Property and equipment, net and other long-term assets	19,378
Deferred tax asset	67,576
Intangible assets	12,681

Total assets distributed	$132,237

Accounts payable and accrued expenses	$16,917
Amounts due to affiliates	46,176
Other current liabilities	2,096
Other long-term liabilities	8,593

Total liabilities distributed	73,782

Net assets distributed	$58,455

Promissory Note

In September 2009, RMH and one of the other businesses transferred to Cablevision agreed to the terms of a promissory note having an initial principal amount of $0 and increasing from time to time by advances made by RMH, with an interest rate of 8.625%. Amounts advanced are repayable on demand by RMH. As of December 31, 2010 and 2009, RMH had extended advances against this promissory note aggregating $16,832 and $3,492, respectively. The note is reflected as a note receivable from affiliate and the payable at December 31, 2009 is reflected as liabilities distributed to Cablevision in 2010 since the entity that received the advances was distributed to a subsidiary of Cablevision prior to December 31, 2010 and is no longer consolidated by the Company. Interest income recognized by RMH related to this note amounted to $660 and $38 for the years ended December 31, 2010 and 2009, respectively. On January 31, 2011, RMH distributed to a subsidiary of Cablevision, all of its rights, title and interest in and to the promissory note. This distribution will be reflected as a capital distribution in the accompanying consolidated statement of stockholder’s equity (deficiency) in the Company’s consolidated financial statements as of and for the three months ended March 31, 2011.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Note 6.	Property and Equipment

Property and equipment (including equipment under capital leases) consist of the following assets, which are depreciated or amortized on a straight-line basis over the estimated useful lives shown below:

	December 31,		Estimated
	2010	2009	Useful Lives

Program, service and test equipment	$115,325	$114,834	2 to 7 years
Satellite equipment	15,503	15,717	13 years
Furniture and fixtures	15,922	15,392	2 to 8 years
Transmission equipment	37,495	38,699	5 years
Leasehold improvements	41,617	40,849	Term of lease

	225,862	225,491
Less accumulated depreciation and amortization	(156,885)	(153,826)

	$68,977	$71,665

Depreciation expense on property and equipment (including capital leases) amounted to $19,805, $22,828 and $23,193, respectively, for the years ended December 31, 2010, 2009 and 2008.

At December 31, 2010 and 2009, the gross amount of equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31,
	2010	2009

Satellite equipment	$15,503	$15,717
Less accumulated amortization	(5,097)	(3,942)

	$10,406	$11,775

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Note 7.	Intangible Assets

The following table summarizes information relating to the Company’s acquired intangible assets at December 31, 2010 and 2009:

	December 31,		Estimated
	2010	2009	Useful Lives

Gross carrying amount of amortizable intangible assets
Affiliation agreements and affiliate relationships	$911,357	$911,357	4 to 25 years (1)
Advertiser relationships	103,723	103,723	3 to 10 years (2)
Other amortizable intangible assets	24,840	24,840	4 to 10 years (3)

	1,039,920	1,039,920

Accumulated amortization
Affiliation agreements and affiliate relationships	(565,893)	(494,393)
Advertiser relationships	(84,684)	(69,661)
Other amortizable intangible assets	(24,461)	(24,334)

	(675,038)	(588,388)

Amortizable intangible assets, net of accumulated amortization	364,882	451,532
Indefinite-lived intangible assets
Trademarks	19,900	19,900

Indefinite-lived intangible assets	19,900	19,900

Goodwill	83,173	83,173

Total intangible assets, net	$467,955	$554,605

Aggregate amortization expense
Years ended December 31, 2010 and 2009	$86,650	$83,676

Estimated amortization expense

Year ending December 31, 2011	$79,109
Year ending December 31, 2012	64,436
Year ending December 31, 2013	31,678
Year ending December 31, 2014	9,765
Year ending December 31, 2015	9,746

(1)	At December 31, 2010, the weighted average remaining useful life of affiliation agreements and affiliate relationships is 15 years.

(2)	At December 31, 2010, the weighted average remaining useful life of advertiser relationships is 3 years.

(3)	At December 31, 2010, the weighted average remaining useful life of other amortizable intangible assets is 5 years.

The Company has historically been able to renew affiliation agreements upon expiration and has factored its experience with such renewals in estimating the future cash flows associated with its affiliation agreements and affiliate relationship intangible assets.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

There were no accumulated impairment losses related to goodwill for any periods as of December 31, 2010.

In March 2009, the Company recorded an adjustment to the preliminary purchase price allocation amounting to $89 related to the acquisition of Sundance Channel.

Note 8.	Debt

Credit Facility Debt

Rainbow National Services LLC (“RNS”), an indirect wholly-owned subsidiary of the Company, which owns the interests in American Movie Classics Company LLC (“AMC LLC”), a wholly-owned subsidiary of the Company and its subsidiaries, which includes WE: Women’s Entertainment LLC (“WE LLC”), and The Independent Film Channel LLC (“IFC LLC”), has an $800,000 senior secured credit facility (the “RNS Credit Facility”), which consists of a $500,000 term A loan facility and a $300,000 revolving credit facility. The term A loan facility matures June 30, 2013 and the revolving credit facility matures June 30, 2012. The RNS Credit Facility allows RNS to utilize up to $50,000 of the revolving credit facility for letters of credit and up to $5,000 for a swing loan. Further, the RNS Credit Facility provides for an incremental facility of up to $925,000, provided that it be for a minimum amount of $100,000. There are no commitments from the lenders to fund an incremental facility other than the $280,000 incremental revolver supplement (the “RNS Incremental Revolver”) entered into on June 3, 2008 discussed below. Whenever incremental facilities are established, RNS and the lenders must enter into a supplement to the RNS Credit Facility with terms and conditions that are no more restrictive than those of the RNS Credit Facility.

In June 2008, RNS borrowed $210,000 under its revolving credit facility in connection with the Company’s acquisition of Sundance Channel (see Note 3). Further, during 2008, RNS borrowed $66,000 under the revolving credit facility and repaid $25,000 and $51,000 of the outstanding balance under the term loan facility and the revolving credit facility, respectively. In 2009, RNS repaid $25,000 and $95,000 of the outstanding balance under the term loan facility and the revolving credit facility, respectively. In 2010, RNS repaid $25,000 and $80,000 of the outstanding balance under the term loan facility and the revolving credit facility, respectively. Outstanding borrowings under the term loan facility and revolving credit facility were $425,000 and $50,000, respectively, at December 31, 2010. RNS had $250,000 in undrawn revolver commitments at December 31, 2010.

Borrowings under the RNS Credit Facility are direct obligations of RNS which are guaranteed jointly and severally by substantially all of RNS’ subsidiaries and by Rainbow Programming Holdings LLC, the direct parent to RNS, and a wholly-owned subsidiary of RMH, and are secured by the pledge of the stock of RNS and the stock of substantially all of RNS’ subsidiaries and all of the other assets of RNS and substantially all of RNS’ subsidiaries (subject to certain limited exceptions).

Borrowings under the RNS Credit Facility bear interest based on either the Base Rate (the greater of the Federal Funds Rate plus 0.5% and the prime rate (as defined in the RNS Credit Facility)) or the Eurodollar Rate (as defined in the RNS Credit Facility). The interest rate under the RNS Credit Facility varies, depending on RNS’ cash flow ratio (as defined in the RNS Credit Facility), from 1.0% to 1.5% over the Eurodollar Rate for Eurodollar-based borrowings and from zero to 0.5% over the Base Rate for Base Rate borrowings. At December 31, 2010, the weighted average interest rate on both the term A loan facility and amounts drawn under the original revolving credit facility was 1.26%.

The borrowings under the RNS Credit Facility may be repaid without penalty at any time. The term A loan is to be repaid in quarterly installments of $12,500 in 2011 and 2012, and $162,500 beginning on March 31, 2013 through its maturity date in June 2013. Any amounts outstanding under the revolving credit facility are due at maturity on June 30, 2012.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The RNS Credit Facility contains various financial and other covenants. As defined in the RNS Credit Facility, the financial covenants consist of (i) a minimum ratio of operating cash flow to total interest expense for each quarter of 1.75 to 1, (ii) a maximum cash flow ratio of total indebtedness to operating cash flow of 6.25 to 1, and (iii) a maximum senior secured leverage ratio of senior secured debt to operating cash flow of 5.50 to 1. Additional covenants include restrictions on indebtedness, guarantees, liens, investments, dividends and distributions and transactions with affiliates.

RNS was in compliance with all of its financial covenants under its RNS Credit Facility and RNS Incremental Revolver as of December 31, 2010.

RNS is obligated to pay fees of 0.375% per annum on any undrawn revolver commitment.

Incremental Revolver

On June 3, 2008, RNS entered into the RNS Incremental Revolver whereby RNS received commitments from lenders in the amount of $280,000. The interest rate under the RNS Incremental Revolver is 2.0% over the Eurodollar rate for Eurodollar-based borrowings and 1.0% over the Base Rate for Base Rate borrowings (as defined in the RNS Incremental Revolver). The RNS Incremental Revolver matures on June 30, 2012 and the terms and conditions of the RNS Incremental Revolver are no more restrictive than those of the RNS Credit Facility. RNS is obligated to pay fees of 0.375% per annum on any undrawn portion of the RNS Incremental Revolver commitment balance. Borrowings under the RNS Incremental Revolver may be repaid without penalty at any time. There were no borrowings outstanding under the RNS Incremental Revolver facility at December 31, 2010.

In connection with the RNS Incremental Revolver, RNS incurred deferred financing costs of $2,941, which are being amortized to interest expense over the four-year term of the RNS Incremental Revolver.

Senior and Senior Subordinated Notes

As of December 31, 2010, RNS’ notes outstanding consist of $300,000 aggregate principal amount of 8 3/4% senior notes due September 1, 2012, and $325,000 aggregate principal amount of 10 3/8% senior subordinated notes due September 1, 2014. The senior notes and the senior subordinated notes were discounted $2,163 and $3,915, respectively, upon original issuance in 2004. These notes are guaranteed by substantially all of RNS’ subsidiaries. Principal covenants include a limitation on the incurrence of additional indebtedness based upon a maximum ratio of total indebtedness to cash flow (as defined in the indentures) of 6.0 to 1, limitations on dividends and distributions, and limitations on investments and the ability to incur liens (according to the terms of the senior note indenture).

RNS may redeem the senior notes, in whole or in part, at any time, at a redemption price equal to 100% of face value. The senior subordinated notes are redeemable, in whole or in part, at a redemption price equal to 103.458% of face value, which decreases to 101.729% on or after September 1, 2011 and 100% on or after September 1, 2012. The notes are redeemable at the redemption price plus accrued and unpaid interest through the redemption date.

The indentures under which the senior notes and the senior subordinated notes were issued contain various other covenants, which are generally less restrictive than those contained in the RNS Credit Facility.

RNS has no independent assets or operations of its own, the guarantees under the senior notes and the senior subordinated notes are full and unconditional and joint and several, and the net assets of any subsidiaries of RNS other than the subsidiary guarantors are minor. There are no restrictions on the ability of RNS or any of the subsidiary guarantors to obtain funds from its subsidiaries by dividend or loan.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Summary of Five-Year Debt Maturities

Total amounts payable by the Company under its various debt obligations (excluding capital leases) outstanding as of December 31, 2010, during the five years subsequent to December 31, 2010 are as follows:

Years Ending December 31,

2011	$50,000
2012	400,000
2013	325,000
2014	325,000
2015	—

RMH Promissory Note with Madison Square Garden

As of December 31, 2009, Madison Square Garden, L.P., a subsidiary of Madison Square Garden, Inc. (“MSG”), an affiliate of Cablevision, had extended advances aggregating $190,000 to RMH. On January 28, 2010, in connection with the spin-off of MSG from Cablevision, the advances were replaced with a promissory note from RMH to Madison Square Garden, L.P. having a principal amount of $190,000, an interest rate of 3.25% and a maturity date of June 30, 2010. In March 2010, the $190,000 of indebtedness was repaid by the Company to MSG, including $914 of interest accrued from January 28, 2010 through the date of repayment, which was funded by a capital contribution from Cablevision.

Note 9.	Derivative Contracts and Collateralized Indebtedness

To manage interest rate risk, the Company enters into interest rate swap contracts from time to time to adjust the proportion of total debt that is subject to variable rates. Such contracts effectively fix the borrowing rates on floating rate debt to limit the exposure against the risk of rising rates. The Company does not enter into interest rate swap contracts for speculative or trading purposes and it only enters into interest rate swap contracts with financial institutions that are rated investment grade. The Company monitors the financial institutions that are counterparties to its interest rate swap contracts and diversifies its swap contracts among various counterparties to mitigate exposure to any single financial institution. There were no outstanding interest rate swap contracts as of December 31, 2010 and 2009.

In November 2008, the Company entered into interest rate swap contracts with a notional amount of $450,000 to effectively fix borrowing rates on a substantial portion of the Company’s floating rate debt. The interest rate swap contracts matured in November 2009. These contracts were not designated as hedges for accounting purposes. For the year ended December 31, 2009, realized losses were $3,237 and for the year ended December 31, 2008, unrealized losses resulting from changes in the fair value of the Company’s interest rate swap contracts and realized losses resulting from net cash interest expense aggregated $2,843. These losses are reflected in loss on interest rate swap contracts, net in the accompanying consolidated statements of operations.

The Company had also entered into various transactions to limit the exposure against equity price risk on its 12,742,033 shares of common stock of General Electric. The Company had monetized all of its stock holdings in General Electric through the execution of prepaid forward contracts, collateralized by an equivalent amount of the respective underlying stock. These monetization contracts were terminated in 2008 (see discussion below). The Company received cash proceeds upon execution of the prepaid forward contracts which were reflected as collateralized indebtedness. The Company separately accounted for the equity derivative component of the prepaid forward contracts. These equity derivatives were not designated as hedges for accounting purposes. Therefore, the net increases or decreases in the fair value of the equity derivative

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

component of the prepaid forward contracts are included in gain on equity derivative contracts in the accompanying consolidated statements of operations.

The following represents the impact and location of the Company’s derivative instruments within the consolidated statements of operations for the years ended December 31, 2009 and 2008:

		Amount of Gain (Loss)
Derivatives Not		Recognized
Designated as	Location of Gain	Years Ended December 31,
Hedging Instruments	(Loss) Recognized	2009	2008

Interest rate swap contracts	Loss on interest rate swap contracts, net	$(3,237)	$(2,843)
Prepaid forward contracts	Gain on equity derivative contracts, net	—	66,447

Total derivative contracts		$(3,237)	$63,604

For the year ended December 31, 2008, the Company recorded a loss on investments of $(103,238) representing the net decreases in the fair values of the shares of common stock of General Electric pledged as collateral for the period. There were no such losses for the years ended December 31, 2010 and 2009 as such shares of common stock were disposed of in 2008.

2008 Settlements of Collateralized Indebtedness

In connection with the acquisition of Sundance Channel in June 2008 (see Note 3), the Company terminated the monetization contracts relating to the 12,742,033 shares of common stock of General Electric owned by the Company by settling the related collateralized indebtedness and equity derivative contracts which resulted in the Company making a net cash payment to the counterparties aggregating $368,097. The Company recognized a $66,447 gain on the General Electric equity derivative contracts. In connection with the termination, the Company recognized a loss of $2,424, representing the difference between the carrying value and the redemption value of the collateralized indebtedness, which is reflected as a loss on extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2008.

The following table summarizes the settlement of the Company’s collateralized indebtedness relating to General Electric common stock settled in 2008.

Number of shares	12,742,033

Collateralized indebtedness settled	$(412,154)
Derivative contracts settled	44,057

Net cash payment	$(368,097)

Note 10.	Fair Value Measurement

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

•	Level I — Quoted prices for identical instruments in active markets.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

•	Level II — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level III — Instruments whose significant value drivers are unobservable.

The following table presents for each of these hierarchy levels, the Company’s financial assets that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Level I	Level II	Level III	Total

At December 31, 2010:
Cash equivalents(a)	$78,908	$—	$—	$78,908
At December 31, 2009:
Cash equivalents(a)	$26,174	$—	$—	$26,174

(a)	Represents the Company’s investment in funds that invest primarily in money market securities.

The Company’s cash equivalents at December 31, 2010 and 2009 are classified within Level I of the fair value hierarchy because they are valued using quoted market prices.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value:

Credit Facility Debt, Senior Notes and Senior Subordinated Notes

The fair values of each of the Company’s debt instruments are based on quoted market prices for the same or similar issues or on the current rates offered to the Company for instruments of the same remaining maturities.

The carrying values and estimated fair values of the Company’s financial instruments, excluding those that are carried at fair value in the accompanying consolidated balance sheets, are summarized as follows:

	December 31, 2010
	Carrying	Estimated
	Amount	Fair Value

Debt instruments:
Credit facility debt(a)	$475,000	$475,000
Senior notes	299,552	300,750
Senior subordinated notes	324,071	337,188

	$1,098,623	$1,112,938

	December 31, 2009
	Carrying	Estimated
	Amount	Fair Value

Debt instruments:
Credit facility debt(a)	$580,000	$580,000
Senior notes	299,283	305,640
Senior subordinated notes	323,817	342,875

	$1,203,100	$1,228,515

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

(a)	The carrying value of the Company’s credit facility debt which bears interest at variable rates approximates its fair value.

Fair value estimates related to the Company’s debt instruments presented above are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 11.	Leases

Certain subsidiaries of the Company lease office space and equipment under long-term non-cancelable operating lease agreements with non-affiliates which expire at various dates through 2020. The leases generally provide for fixed annual rentals plus certain other costs or credits. Costs associated with such operating leases are recognized on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent. Rent expense for the years ended December 31, 2010, 2009 and 2008 amounted to $12,363, $14,078 and $14,219, respectively.

The minimum future annual payments for the Company’s operating leases with non-affiliates related to continuing operations (with initial or remaining terms in excess of one year) during the next five years from January 1, 2011 through December 31, 2015 and thereafter, at rates now in force are as follows:

2011	$13,277
2012	13,506
2013	12,763
2014	12,674
2015	12,848
Thereafter	24,857

Future minimum capital lease payments as of December 31, 2010 are as follows:

Year ending December 31, 2011	$6,321
Year ending December 31, 2012	2,796
Year ending December 31, 2013	2,796
Year ending December 31, 2014	2,796
Year ending December 31, 2015	2,796
Thereafter	11,804

Total minimum lease payments	29,309
Less amount representing interest (at 7.7%-10.4%)	(9,057)

Present value of net minimum future capital lease payments	20,252
Less principal portion of current installments	(4,575)

Long-term portion of obligations under capital leases	$15,677

Note 12.	Affiliate Transactions

Allocations

The Company provides services to and receives services from affiliates of Cablevision. The consolidated financial statements of the Company reflect the application of certain cost allocation policies of Cablevision.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Management believes that these allocations have been made on a reasonable basis. However, it is not practicable to determine whether the charged amounts represent amounts that might have been incurred on a stand-alone basis, including as a separate independent publicly owned company, as there are no company-specific or comparable industry benchmarks with which to make such estimates. Further, as many of these transactions are conducted between subsidiaries under common control of Cablevision, amounts charged for these services may not represent amounts that might have been received or incurred if the transactions were based upon arm’s length negotiations. Explanations of the composition and the amounts of the more significant transactions and charges, not explained elsewhere in the accompanying notes to the consolidated financial statements, are described below.

The following is a summary of the revenues and expenses included in the Company’s consolidated statements of operations related to transactions with or charges from affiliates of Cablevision:

	Years Ended December 31,
	2010	2009	2008

Revenues, net	$29,203	$31,796	$71,124

Operating expenses:
Technical and operating expenses:
Program rights charges to affiliates of Cablevision	$—	$(941)	$(2,284)
Production services	(770)	(5,587)	(3,073)
Other support functions	561	376	189
Health and welfare plans	4,180	4,109	4,722

Total technical and operating expenses	$3,971	$(2,043)	$(446)

Selling, general and administrative expenses:
Corporate general and administrative costs, net	$32,370	$28,787	$28,177
Management fees	26,511	23,773	21,513
Health and welfare plans	4,029	4,492	3,797
Advertising expense	2,391	1,391	1,193
Sales support and other functions, net	1,516	1,118	—
Share-based compensation	17,206	14,723	10,259
Long-term incentive plans	16,207	12,955	12,467

Total selling, general and administrative expenses	$100,230	$87,239	$77,406

Revenues, net

The Company recorded affiliation fee revenues earned, net of amortization of deferred carriage fees, under affiliation agreements with companies owned by or affiliated with Cablevision. AMC Network Communications (formerly, Rainbow Network Communications) has entered into agreements with affiliates of Cablevision to provide various transponder, technical and support services through 2020. Additionally, the Company provides various studio production services to affiliates of Cablevision.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Operating Expenses

Program Rights Charges

The Company charged affiliates of Cablevision for the right to exhibit and promote films under contracts between the Company and third parties, for which the charges are reflected as a reduction of the related technical and operating expenses.

Production Services

The Company provides various studio production services to affiliates of Cablevision, for which the charges are reflected as a reduction of the related technical and operating expenses.

Other Support Functions

Affiliates of Cablevision provide various digital media and administrative support functions which primarily include salaries and facilities costs charged to the Company.

Health and Welfare Plans

Employees of the Company participate in health and welfare plans sponsored by Cablevision. Health and welfare benefit costs have generally been charged by Cablevision based upon the proportionate number of participants in the plans.

Corporate General and Administrative Costs, net

General and administrative costs, including costs of maintaining corporate headquarters, facilities and common support functions (such as executive management, human resources, legal, finance, tax, accounting, audit, treasury, risk management, strategic planning, information technology, etc.), have been charged to the Company by Cablevision. Additionally, the Company charges affiliates of Cablevision for a portion of the Company’s leased facilities utilized by such affiliates. Such costs allocated to the Company have been included in selling, general and administrative expenses and such cost reimbursements are recorded as a reduction to selling, general and administrative expenses.

Management Fees

The Company has historically paid Cablevision a management fee pursuant to a management agreement between Cablevision and certain of the Company’s subsidiaries. The Company expects that, at the time of the Distribution, it will terminate such agreement.

Advertising

The Company incurs advertising expenses charged by subsidiaries and affiliates of Cablevision.

Sales Support and Other Functions, net

Affiliates of Cablevision provide advertising sales support functions to the Company, which primarily include salaries and general and administrative costs, which are recorded as a charge to selling, general and administrative expenses. Additionally, the Company provides affiliation support functions to an affiliate of Cablevision, which primarily include salaries, facilities, and general and administrative costs. These charges are recorded as a reduction to selling, general and administrative expenses.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Share-based Compensation and Long-Term Incentive Plans Expense

Cablevision charges the Company its proportionate share of expenses or benefits related to Cablevision’s employee stock plans and Cablevision’s long-term incentive plans. Such amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations, and if not funded or satisfied by the Company, reflected as capital contributions from Cablevision in the Company’s consolidated financial statements. Refer to Note 18 for further discussion of Cablevision’s Equity Plans. The long-term incentive plans are funded by the Company and aggregate liabilities of $28,934 and $25,265 related to these plans are included in accrued employee related costs and other long-term liabilities in the Company’s consolidated balance sheets at December 31, 2010 and 2009, respectively. These liabilities include certain performance-based awards for which the performance criteria had not been met as of December 31, 2010 as such awards are based on achievement of certain performance criteria through December 31, 2012. The Company has accrued the amount that it currently believes will ultimately be paid based upon the performance criteria established for these performance-based awards. If it is subsequently determined that the performance criteria for such awards is not probable of being achieved, the Company would reverse the accrual in respect of such award at that time.

Treatment of Long-Term Incentive Plans After the Distribution

In 2010, 2009 and 2008, Cablevision granted three-year performance awards to certain executive officers and other members of the Company’s management under Cablevision’s 2006 Cash Incentive Plan. The performance metrics in each employee’s award agreement are required to be adjusted to reflect the exclusion of the Company from the business of Cablevision. Amounts applicable to employees of the Company are and will continue to be reflected as liabilities in the Company’s consolidated balance sheets until settled.

Deferred compensation awards granted by Cablevision pursuant to Cablevision’s Long-Term Incentive Plan (which was superseded by the Cash Incentive Plan in 2006) will be similarly unaffected by the Distribution. Amounts applicable to employees of the Company are and will continue to be reflected as liabilities in the Company’s consolidated balance sheets until settled.

Note 13.	Benefit Plans

Cablevision sponsors a non-contributory, qualified defined benefit cash balance pension plan (the “Cash Balance Pension Plan”), a non-contributory non-qualified defined benefit excess cash balance plan (the “Excess Cash Balance Pension Plan”), a qualified defined contribution 401(k) savings plan and a non-qualified excess savings plan in which certain employees of the Company participate. In connection with the Cash Balance Pension Plan and the Excess Cash Balance Pension Plan (collectively, the “Pension Plans”), the Company is charged by Cablevision for credits made into an account established for each participant. Such credits are based upon a percentage of eligible base pay and a market-based rate of return. The Company also makes matching contributions for a portion of employee voluntary contributions to the 401(k) savings and excess savings plan. Total expense related to these plans was $7,285, $6,973 and $5,049 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company does not provide postretirement benefits for any of its employees.

Note 14.	Income Taxes

For the periods presented, the Company’s taxable income or loss was included in the consolidated federal and certain state and local income tax returns of Cablevision. The income tax expense or benefit is based on the taxable income of the Company on a separate tax return basis. There is no tax sharing agreement in place between the Company and Cablevision. Accordingly, since Cablevision does not reimburse the Company for the tax benefit received by Cablevision for the utilization of the Company’s net operating loss carry forwards

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

(“NOLs”), the Company reflects the reduction of the associated deferred tax asset for the Company’s NOLs utilized by Cablevision as a deemed capital distribution in the year utilized.

Income tax expense (benefit) attributable to continuing operations consists of the following components:

	Years Ended December 31,
	2010	2009	2008

Current expense:
Federal	$—	$—	$—
State and other	4,360	3,326	3,325

	4,360	3,326	3,325

Deferred expense (benefit):
Federal	62,078	46,959	(11,918)
State	18,666	15,016	8,679

	80,744	61,975	(3,239)

Tax expense relating to uncertain tax positions, including accrued interest	2,969	5,106	2,646

Income tax expense	$88,073	$70,407	$2,732

The income tax benefit attributable to the Company’s discontinued operations was classified as deferred income tax benefit for all periods presented (see Note 5).

The income tax expense (benefit) attributable to continuing operations differs from the amount derived by applying the statutory federal rate to pretax income principally due to the effect of the following items:

	Years Ended December 31,
	2010	2009	2008

Federal tax expense (benefit) at statutory rate	$72,192	$55,634	$(6,245)
State income taxes, net of federal effect	10,937	9,238	(985)
Changes in the valuation allowance	1,398	1,309	1,189
Change in the state rate used to measure deferred taxes, net of federal benefit	1,236	638	2,604
Tax expense relating to uncertain tax positions, including accrued interest, net of deferred tax benefits	1,890	3,250	1,689
Nondeductible expenses	420	338	426
Lower state tax rate used to measure deferred tax benefit on unrealized loss on stock investment	—	—	4,054

Income tax expense	$88,073	$70,407	$2,732

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The tax effects of temporary differences which give rise to significant portions of deferred tax assets or liabilities at December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

Deferred Tax Asset (Liability)
Current
Compensation and benefit plans	$3,235	$3,097
Allowance for doubtful accounts	2,725	2,658
Other liabilities	1,821	1,947

Deferred tax asset	7,781	7,702
Valuation allowance	(265)	(203)

Net deferred tax asset, current	7,516	7,499

Non-current
NOLs and tax credit carry forwards	120,687	117,973
Compensation and benefit plans	22,964	21,565
Fixed assets and intangible assets	18,782	22,298
Other liabilities	3,688	2,512

Deferred tax asset	166,121	164,348
Valuation allowance	(5,668)	(4,332)

Net deferred tax asset, noncurrent	160,453	160,016

Investments in partnerships	(119,203)	(123,564)

Deferred tax liability, noncurrent	(119,203)	(123,564)

Net deferred tax asset, noncurrent	41,250	36,452

Total net deferred tax asset	$48,766	$43,951

At December 31, 2010, the Company had consolidated federal net operating loss carry forwards of approximately $260,000 expiring on various dates from 2021 through 2025.

At December 31, 2010, the Company had foreign tax credit carry forwards of approximately $10,000 expiring on various dates from 2014 through 2019.

AMC LLC and VOOM HD are treated as partnerships for income tax purposes. Accordingly, the Company records deferred income taxes for the outside basis difference with regard to its investment in these partnerships.

Deferred tax assets have resulted from the Company’s future deductible temporary differences. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the realization of its deductible temporary differences. If such estimates and related assumptions change in the future, the Company may be required to record a valuation allowance against its deferred tax assets resulting in additional income tax expense in the Company’s consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and the need for valuation allowances quarterly. As of December 31, 2010, based on current facts and circumstances, management believes that it is more likely than not that the Company will

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

realize the benefit of its gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded which relate to certain local tax credit carry forwards. The Company increased the valuation allowance by $1,398, $1,309, and $1,189 in 2010, 2009 and 2008, respectively.

Certain adjustments to the net deferred tax asset will be recorded as adjustments to equity as of the Distribution date. Deferred tax assets and liabilities presented have been measured using the estimated applicable corporate tax rates historically used by Cablevision for the periods presented. However, primarily due to different state and local apportionment factors that will be applicable to the Company as of the Distribution date, the estimated applicable corporate tax rate used to measure deferred taxes will be lower on a stand-alone basis. In addition, the Company may reduce its deferred tax asset with regard to certain compensation awards if it is anticipated that a portion thereof may not be realized as a tax deduction pursuant to Code Section 162(m).

A reconciliation of the beginning and ending amount of the unrecognized tax benefit associated with uncertain tax positions (excluding associated deferred tax benefits and accrued interest) is as follows:

Balance at December 31, 2009	$61,357
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	(226)
Increases related to current year tax positions	2,449
Settlements	—
Lapse of statute of limitations	—

Balance at December 31, 2010	$63,580

As of December 31, 2010, if all uncertain tax positions were sustained at the amounts reported or expected to be reported in the Company’s tax returns, the elimination of the Company’s unrecognized tax benefits, net of the deferred tax impact, would decrease income tax expense by $59,923.

Interest expense of $746, net of the associated deferred tax benefit of $302, has been recognized during the year ended December 31, 2010 and is included in income tax expense in the consolidated statement of operations. At December 31, 2010, accrued interest on uncertain tax positions of $966 and $1,823 are included in other accrued expenses and other long-term liabilities, respectively, in the consolidated balance sheet.

During January 2011, the audit of AMC LLC was concluded by the City of New York with regard to the unincorporated business tax for 2003 through 2005 and the audit was settled for an amount that approximates the related unrecognized tax benefit recorded as of December 31, 2010.

At the time of the Distribution, unrecognized tax benefits of approximately $55,000, excluding accrued interest, will be eliminated through an adjustment to equity with regard to uncertain tax positions that will be an obligation of Cablevision. The Company will not be responsible for uncertain tax positions taken in periods prior to the Distribution other than for certain local income taxes. Changes in the liabilities for uncertain tax positions will be recognized in the interim period in which the positions are effectively settled or there is a change in factual circumstances.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Note 15.	Commitments and Contingencies

Commitments

Future cash payments required under arrangements pursuant to contracts entered into by the Company in the normal course of business as of December 31, 2010 are as follows:

	Payments Due by Period
			Years	Years	More Than
	Total	Year 1	2-3	4-5	5 Years	Other

Off balance sheet arrangements:
Purchase obligations(1)	$126,677	$94,211	$31,544	$922	$—	$—
Operating lease obligations(2)	89,925	13,277	26,269	25,522	24,857	—
Guarantees	359	359	—	—	—	—

	216,961	107,847	57,813	26,444	24,857	—

Contractual obligations reflected on the balance sheet:
Debt obligations(3)	1,100,000	50,000	725,000	325,000	—	—
Program rights obligations	454,825	116,190	185,922	105,977	46,736	—
Capital lease obligations(4)	29,309	6,321	5,592	5,592	11,804	—
Contract obligations(5)	2,909	1,782	1,041	86	—	—
Taxes(6)	66,369	2,474	—	—	—	63,895

	1,653,412	176,767	917,555	436,655	58,540	63,895

Total	$1,870,373	$284,614	$975,368	$463,099	$83,397	$63,895

See Note 8 for a discussion of the Company’s long-term debt. See Note 11 for a discussion of the Company’s leases. See Note 2 for a discussion of the Company’s program rights obligations.

(1)	Purchase obligation amounts not reflected on the consolidated balance sheet consist primarily of (i) long-term program rights obligations and (ii) long-term transmission service commitments.

(2)	Operating lease commitments represent future minimum payment obligations on various long-term, noncancelable leases for office space and office equipment.

(3)	Includes future payments due on the Company’s (i) credit facility debt, (ii) senior notes and (iii) senior subordinated notes (excludes interest payments).

(4)	Reflects the principal amount of capital lease obligations, including related interest.

(5)	This amount represents primarily long-term carriage fees payable to distributors and additional annual required payments relating to the acquisitions of film website businesses in 2008 and 2009.

(6)	This amount represents tax liabilities, including accrued interest, relating to uncertain tax positions.

DISH Network was issued a 20% interest in VOOM HD, the Company’s subsidiary operating VOOM, and that 20% interest will not be diluted until $500,000 in cash has been invested in VOOM HD by the Company. On the fifth or eighth anniversary of the effective date of the investment agreement, the termination of the affiliation agreement by DISH Network, or other specified events, DISH Network has a put right to require a wholly-owned subsidiary of RMH to purchase all of its equity interests in VOOM HD at fair value. On the seventh or tenth anniversary of the effective date of the investment agreement, or the second anniversary date of the termination of the affiliation agreement by DISH Network, a wholly-owned subsidiary

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

of RMH has a call right to purchase all of DISH Network’s ownership in VOOM HD at fair value. The table above does not include any future payments that would be required upon the exercise of the put right, if any.

Legal Matters

DISH Network Contract Dispute

In 2005, subsidiaries of the Company entered into agreements with EchoStar Communications Corporation and its affiliates by which EchoStar Media Holdings Corporation acquired a 20% interest in VOOM HD and EchoStar Satellite LLC (the predecessor to DISH Network) agreed to distribute VOOM on DISH Network for a 15-year term. The affiliation agreement with DISH Network for such distribution provides that if VOOM HD fails to spend $100,000 per year (subject to reduction to the extent that the number of offered channels is reduced to fewer than 21), up to a maximum of $500,000 in the aggregate, on VOOM, DISH Network may seek to terminate the agreement under certain circumstances. On January 30, 2008, DISH Network purported to terminate the affiliation agreement, effective February 1, 2008, based on its assertion that VOOM HD had failed to comply with this spending provision in 2006. On January 31, 2008, VOOM HD sought and obtained a temporary restraining order from New York Supreme Court for New York County prohibiting DISH Network from terminating the affiliation agreement. In conjunction with its request for a temporary restraining order, VOOM HD also requested a preliminary injunction and filed a lawsuit against DISH Network asserting that DISH Network did not have the right to terminate the affiliation agreement. In a decision filed on May 5, 2008, the court denied VOOM HD’s motion for a preliminary injunction. On or about May 13, 2008, DISH Network ceased distribution of VOOM on its DISH Network. On May 27, 2008, VOOM HD amended its complaint to seek damages for DISH Network’s improper termination of the affiliation agreement. On June 24, 2008, DISH Network answered VOOM HD’s amended complaint and EchoStar Satellite LLC asserted counterclaims alleging breach of contract and breach of the duty of good faith and fair dealing with respect to the affiliation agreement. On July 14, 2008, VOOM HD replied to DISH Network’s counterclaims. The Company believes that the counterclaims asserted by DISH Network are without merit. VOOM HD and DISH Network each filed cross-motions for summary judgment. In November 2010, the court denied both parties’ cross-motions for summary judgment. The court also granted VOOM HD’s motion for sanctions based on DISH Network’s spoliation of evidence and its motion to exclude DISH Network’s principal damages expert. The trial will be scheduled after DISH Network’s appeal of the latter two rulings.

Broadcast Music, Inc. Matter

Broadcast Music, Inc. (“BMI”), an organization that licenses the performance of musical compositions of its members, has alleged that certain of the Company’s subsidiaries require a license to exhibit musical compositions in its catalog. BMI agreed to interim fees based on revenues covering certain periods (generally the period from the launch or acquisition of each of our programming networks). The interim fees paid to BMI remain subject to retroactive adjustment until such time as a final agreement is reached by the parties. Subject to the execution of formal agreements, the parties have reached agreement in principle with respect to the license fees, which approximates amounts previously accrued.

Other Legal Matters

In addition to the matters discussed above, the Company is party to various lawsuits and claims in the ordinary course of business. Although the outcome of these other matters cannot be predicted with certainty and the impact of the final resolution of these other matters on the Company’s results of operations in a particular subsequent reporting period is not known, management does not believe that the resolution of these

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

matters will have a material adverse effect on the financial position of the Company or the ability of the Company to meet its financial obligations as they become due.

Note 16.	Segment Information

As discussed in Note 1, the Company classifies its operations into two reportable segments: National Networks, and International and Other. These reportable segments are strategic business units that are managed separately.

The Company generally allocates all corporate overhead costs, and includes such costs as executive salaries and benefits, costs of maintaining corporate headquarters, facilities and common support functions (such as human resources, legal, finance, tax, accounting, audit, treasury, risk management, strategic planning and information technology) as well as sales support functions and creative and production services to the Company’s two reportable segments.

The Company evaluates segment performance based on several factors, of which the primary financial measure is business segment adjusted operating cash flow (defined as operating income (loss) before depreciation and amortization, share-based compensation expense or benefit and restructuring expense or credits), a non-GAAP measure. The Company has presented the components that reconcile adjusted operating cash flow to operating income, an accepted GAAP measure. Information as to the operations of the Company’s reportable segments is set forth below.

	Years Ended December 31,
	2010	2009	2008

Revenues, net from continuing operations
National Networks	$994,573	$896,493	$776,462
International and Other	104,499	95,921	131,028
Inter-segment eliminations	(20,772)	(18,770)	(13,933)

	$1,078,300	$973,644	$893,557

Inter-segment eliminations are primarily revenues recognized by the International and Other segment for the licensing of program rights by the national programming networks and transmission revenues recognized by AMC Network Communications.

	Years Ended December 31,
	2010	2009	2008

Inter-segment revenues
National Networks	$—	$—	$—
International and Other	(20,772)	(18,770)	(13,933)

	$(20,772)	$(18,770)	$(13,933)

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Reconciliation (by Segment and in Total) of Adjusted Operating Cash Flow to Operating Income (Loss) from Continuing Operations

	Years Ended December 31,
	2010	2009	2008

Adjusted operating cash flow (deficit) from continuing operations
National Networks	$419,051	$380,824	$328,992
International and Other	(14,686)	(13,553)	(42,283)
Inter-segment eliminations	(3,086)	(3,173)	(327)

	$401,279	$364,098	$286,382

	Years Ended December 31,
	2010	2009	2008

Depreciation and amortization (including impairments) included in continuing operations
National Networks	$(92,735)	$(89,603)	$(75,511)
International and Other	(13,720)	(16,901)	(32,838)

	$(106,455)	$(106,504)	$(108,349)

	Years Ended December 31,
	2010	2009	2008

Share-based compensation expense included in continuing operations
National Networks	$(13,791)	$(12,405)	$(8,360)
International and Other	(3,415)	(2,318)	(1,899)

	$(17,206)	$(14,723)	$(10,259)

	Years Ended December 31,
	2010	2009	2008

Restructuring credits (expense) included in continuing operations
National Networks	$—	$—	$(82)
International and Other (1)	2,218	(5,162)	(46,795)

	$2,218	$(5,162)	$(46,877)

(1)	In 2008, restructuring expense for the International and Other reportable segment primarily related to an impairment charge for certain contractual program rights assets at VOOM HD (see Note 4).

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

	Years Ended December 31,
	2010	2009	2008

Operating income (loss) from continuing operations
National Networks	$312,525	$278,816	$245,039
International and Other	(29,603)	(37,934)	(123,815)
Inter-segment eliminations	(3,086)	(3,173)	(327)

	$279,836	$237,709	$120,897

A reconciliation of reportable segment amounts to the Company’s consolidated balances is as follows:

	Years Ended December 31,
	2010	2009	2008

Operating income (loss) from continuing operations before income taxes
Total operating income for reportable segments	$279,836	$237,709	$120,897
Items excluded from operating income:
Interest expense	(75,800)	(76,541)	(98,644)
Interest income	2,388	836	1,582
Loss on investments, net	—	—	(103,238)
Gain on equity derivative contracts	—	—	66,447
Loss on interest rate swaps, net	—	(3,237)	(2,843)
Loss on extinguishment of debt	—	—	(2,424)
Miscellaneous, net	(162)	187	379

Income (loss) from continuing operations before income taxes	$206,262	$158,954	$(17,844)

	Years Ended December 31,
	2010	2009	2008

Capital Expenditures
National Networks	$1,603	$3,301	$8,486
International and Other	15,640	10,118	15,091

	$17,243	$13,419	$23,577

Substantially all revenues and assets of the Company’s reportable segments are attributed to or located in the United States.

Note 17.	Concentration of Credit Risk

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Cash is invested in money market funds and bank time deposits. The Company monitors the financial institutions and money market funds where it invests its cash and cash equivalents with diversification among counterparties to mitigate exposure to any single financial institution. The Company’s emphasis is primarily on safety of principal and liquidity and secondarily on maximizing the yield on its investments.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The following individual customers accounted for the following percentages of the Company’s net revenues for the years ended December 31:

	2010	2009	2008

Customer 1	11%	11%	11%
Customer 2	12%	13%	11%

At December 31, 2009, Customer 2 represented 11% of the Company’s net trade receivable balances.

Note 18.	Equity Plans

Cablevision’s Equity Plans

Cablevision is authorized to grant under its 2006 Employee Stock Plan incentive stock options, nonqualified stock options, restricted shares, restricted stock units, SARs and other equity-based awards. Options and SARs under the 2006 Employee Stock Plan must be granted with an exercise price of not less than the fair market value of a share of CNYG’s Class A Common Stock on the date of grant and must expire no later than 10 years from the date of grant (or up to one additional year in the case of the death of a holder). The terms and conditions of awards granted under the 2006 Employee Stock Plan, including vesting and exercisability, are determined by Cablevision’s compensation committee of the board of directors and may be based upon performance criteria.

Cablevision is also authorized to grant under its 2006 Stock Plan for Cablevision’s Non-Employee Directors nonqualified stock options, restricted stock units and other equity-based awards. Options under this plan must be granted with an exercise price of not less than the fair market value of a share of CNYG’s Class A Common Stock on the date of grant and must expire no later than 10 years from the date of grant (or up to one additional year in the case of the death of a holder). The terms and conditions of awards granted under the Cablevision 2006 Stock Plan for Non-Employee Directors, including vesting and exercisability, are determined by Cablevision’s compensation committee of the board of directors. Unless otherwise provided in an applicable award agreement, options granted under this plan will be fully vested and exercisable, and restricted stock units granted under this plan will be fully vested, upon the date of grant. In 2010 and 2009, Cablevision granted its non-employee directors an aggregate of 52,151 and 68,496 restricted stock units, respectively, which vested on the date of grant. A portion of the expense recorded by Cablevision relating to these awards was allocated to the Company. The Cablevision 2006 Employee Stock Plan and the 2006 Stock Plan for Cablevision’s Non-Employee Directors are collectively referred to as the “Cablevision 2006 Stock Plans.”

Options awarded under the Cablevision 2006 Stock Plans were typically scheduled to vest over three years in 33 1/3% annual increments and to expire either in 5.5 years or 10 years from the grant date. Restricted shares under the Cablevision 2006 Stock Plans were typically subject to three-year cliff vesting. Options and restricted stock units issued to non-employee directors have been fully vested on the date of grant.

Previously, Cablevision had a 1996 Employee Stock Plan under which it was authorized to grant incentive stock options, nonqualified stock options, restricted shares, restricted stock units, SARs, and bonus awards and a 1996 Stock Plan for Cablevision’s Non-Employee Directors under which it was authorized to grant options and restricted stock units. The Cablevision 1996 Employee Stock Plan expired in February 2006 and the Cablevision 1996 Non-Employee Directors Stock Plan expired in May 2006. These plans provided that the exercise price of stock options and SARs could not be less than the fair market value per share of CNYG’s Class A Common Stock on the date the option was granted and the option expired no later than 10 years from the date of grant (or up to one additional year in the case of the death of a holder of nonqualified options). The Cablevision 2006 Stock Plans, 1996 Employee Stock Plan, and the 1996 Stock Plan for Cablevision’s Non-Employee Directors are collectively referred to as the “Cablevision Stock Plans.”

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Performance-based options awarded under the 1996 Employee Stock Plan were typically subject to approximately two-year or three-year cliff vesting, with exercisability subject to achievement of specific performance criteria. Performance-based options expire ten years from the date of grant (or up to one additional year in the case of the death of the holder). Cablevision has 495,400 performance-based options and 145,428 SARs outstanding at December 31, 2010 of which 10,000 and 47,015, respectively, are held by Company employees.

Options and performance-based option compensation expense is based on awards that are ultimately expected to vest. Share-based compensation (which includes options, performance options, restricted stock, restricted stock units and SARs) has been reduced for estimated forfeitures. Forfeitures were estimated based on historical experience.

On February 9, 2010, Cablevision distributed to its stockholders all of the outstanding common stock of MSG, a company which owns the sports, entertainment and media businesses previously owned and operated by Cablevision’s Madison Square Garden segment (the “MSG Distribution”). The MSG Distribution took the form of a distribution by Cablevision of one share of MSG Class A Common Stock for every four shares of CNYG Class A Common Stock and one share of MSG Class B Common Stock for every four shares of CNYG Class B Common Stock. In connection with the MSG Distribution, and as provided for in Cablevision’s equity plans, each outstanding restricted share of CNYG Class A Common Stock remained outstanding and the holder received a distribution of shares of MSG Class A Common Stock based on the distribution ratio. In addition, each stock option and SAR outstanding at the effective date of the MSG Distribution became two options and SARs, one with respect to CNYG Class A Common Stock and one with respect to MSG Class A Common Stock. The existing exercise price of each option/SAR was allocated between the existing Cablevision option/SAR and the MSG option/SAR based on the weighted average trading price of MSG’s and Cablevision’s common stock for the ten trading days subsequent to the MSG Distribution and the underlying share amount took into account the 1:4 distribution ratio. As a result of this adjustment, 82.63% of the pre-MSG Distribution exercise price of options/rights was allocated to the Cablevision options/rights and 17.37% was allocated to the new MSG options/rights. This modification did not result in any additional compensation expense for the year ended December 31, 2010. As a result of the MSG Distribution, certain employees of the Company hold options and SARs with respect to MSG Class A Common Stock. In addition, as a result of the MSG Distribution, certain employees of Cablevision hold restricted shares, options and SARs with respect to MSG Class A Common Stock. A portion of the expense recorded by Cablevision related to these awards was allocated to the Company.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The following table presents the share-based compensation expense (income) recorded for 2010, 2009 and 2008 relating to Company employees participating in the Cablevision Stock Plans and the portion of share-based compensation expense relating to Cablevision corporate employees and directors that was allocated to the Company (including expenses related to MSG share-based awards held by Company employees and Cablevision corporate employees and directors):

	Years Ended December 31,
	2010	2009	2008

Share-based Compensation Expense Related to Awards Granted to Company Employees:
Stock options	$415	$512	$922
SARs	846	848	(1,065)
Restricted shares	9,414	8,275	6,513

	$10,675	$9,635	$6,370

Share-based Compensation Expense Related to Cablevision Corporate Employees and Directors Allocated to the Company:
Stock options	$914	$908	$818
SARs	93	159	(457)
Restricted shares	5,524	4,021	3,528

	$6,531	$5,088	$3,889

Total Share-based Compensation Expense:
Stock options	$1,329	$1,420	$1,740
SARs	939	1,007	(1,522)
Restricted shares	14,938	12,296	10,041

	$17,206	$14,723	$10,259

Valuation Assumptions — Stock Options and SARs

Cablevision calculates the fair value of each option award on the date of grant and for each SAR on the date of grant and at the end of each reporting period using the Black-Scholes option pricing model. Cablevision’s computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based awards and vesting schedules or the simplified method (the average of the vesting period and option term), if applicable. The interest rate for periods within the contractual life of the share-based award is based on interest yields for U.S. Treasury instruments in effect at the time of grant and as of December 31, 2010, 2009 and 2008 for SARs. Cablevision’s computation of expected volatility is based on historical volatility of its common stock.

The following assumptions were used to calculate the fair value of stock option awards granted by Cablevision in 2009, which were granted with a 5.5 year term:

Range of risk-free interest rates	1.40%-1.85%
Weighted average expected life (in years)	3.9
Dividend yield	1.56%
Weighted average volatility	46.69%
Weighted average grant date fair value	$3.46

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

There were no options granted by Cablevision during 2010 and 2008.

Share-Based Payment Award Activity

The following table summarizes activity relating to Company employees who held Cablevision stock options for the year ended December 31, 2010:

				Weighted
			Weighted	Average
	Shares Under Option		Average	Remaining
	Time	Performance	Exercise	Contractual	Aggregate
	Vesting	Vesting	Price Per	Term	Intrinsic
	Options	Options	Share(a)	(in years)	Value(b)

Balance, December 31, 2009	787,508	10,000	$14.27	4.52	$10,005
Exercised	(131,898)	—	10.42
Forfeited/Expired	(46,500)	—	35.23

Balance, December 31, 2010	609,110	10,000	$10.29	3.94	$14,580

Options exercisable at December 31, 2010	358,577	10,000	$11.53	4.12	$8,224

Options expected to vest in the future	250,533	—	$8.47	3.68	$6,356

(a)	In October 2009, the per share exercise price of options that were vested on or prior to December 31, 2004 were reduced to reflect the amount of the $10.00 special dividend and all other dividends declared by Cablevision (the “Dividends”). Holders of these shares will no longer receive the Dividends in cash upon exercise of the option. Option exercise prices relating to activity occurring after the MSG Distribution date were adjusted to 82.63% of their pre-MSG Distribution exercise prices.

(b)	The aggregate intrinsic value is calculated as the difference between (i) the exercise price of the underlying award and (ii) the quoted price of CNYG Class A Common Stock on December 31, 2010 or December 31, 2009, as indicated, and December 31, 2010 in the case of the options expected to vest in the future.

The following table summarizes activity relating to Company employees who held Cablevision restricted shares for the year ended December 31, 2010:

		Weighted Average
	Number of	Fair Value per
	Restricted	Share at Date of
	Shares	Grant(b)

Unvested award balance, December 31, 2009	1,480,310	$17.55
Granted	566,430	24.05
Vested	(270,300)	24.14
Awards forfeited	(73,670)	14.73
Transfers(a)	(5,120)	15.34

Unvested award balance, December 31, 2010	1,697,650	$16.16

(a)	Represents the transfer of unvested restricted stock awards for employees who transferred to Cablevision affiliated entities from the Company during the period.

(b)	Restricted shares grant date fair value amounts related to activities occurring after the MSG Distribution date were adjusted to 82.63% of their pre-MSG Distribution grant date fair value per share amounts.

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

The following table summarizes the vested shares outstanding relating to Company employees who held Cablevision SARs at December 31, 2010. There were no unvested SARs outstanding as of December 31, 2010.

		Weighted Average	Weighted
		Exercise	Average
		Price per	Remaining
	Outstanding	Share at	Contractual	Aggregate
	Vested	December 31,	Term	Intrinsic
	SARs	2010	(in years)	Value*

Balance, December 31, 2010	47,015	$10.00	1.12	$1,121

*	The aggregate intrinsic value, which will be settled in cash, is calculated as the difference between (i) the exercise price of the underlying award and (ii) the quoted price of CNYG Class A Common Stock at December 31, 2010.

As of December 31, 2010, there was $13,833 of total unrecognized compensation cost related to Company employees who held unvested Cablevision and MSG options and restricted shares. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately 1 year SARs held by Company employees are fully vested.

Treatment of Share-Based Payment Awards After the Distribution

In connection with the Distribution, each Cablevision stock option and SAR will become two options/rights. Cablevision options will be converted into options to acquire CNYG Class A Common Stock and options to acquire the Company’s Class A Common Stock. Cablevision rights will be converted into rights with respect to the cash value of CNYG Class A Common Stock and rights with respect to the cash value of the Company’s Class A Common Stock. The options and the rights with respect to the Company’s Class A Common Stock will be issued under a new AMC Networks Inc. Employee Stock Plan and a AMC Networks Inc. Non-Employee Director Plan, as applicable. The existing exercise price will be allocated between the existing Cablevision options/rights and the Company’s new options/rights based upon the respective market prices of the CNYG Class A Common Stock and the Company’s Class A Common Stock and taking into account the distribution ratio. Further, in the Distribution, shares of the Company’s Class A Common Stock will be issued in respect of the restricted stock issued by Cablevision based upon the distribution ratio. The Company’s shares will be restricted on the same basis as the Cablevision restricted shares in respect of which they are issued.

Note 19.	Interim Financial Information (Unaudited)

The following is a summary of the Company’s selected quarterly financial data for the years ended December 31, 2010 and 2009:

	March 31,	June 30,	September 30,	December 31,	Total
2010:	2010	2010	2010	2010	2010

Revenues, net	$248,372	$260,013	$271,433	$298,482	$1,078,300
Operating expenses	(187,347)	(188,375)	(194,501)	(228,241)	(798,464)

Operating income	$61,025	$71,638	$76,932	$70,241	$279,836

Income from continuing operations	$24,029	$30,512	$33,741	$29,907	$118,189
Loss from discontinued operations, net of income taxes	(10,596)	(8,411)	(8,482)	(10,601)	(38,090)

Net income	$13,433	$22,101	$25,259	$19,306	$80,099

AMC NETWORKS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

	March 31,	June 30,	September 30,	December 31,	Total
2009:	2009	2009	2009	2009	2009

Revenues, net	$234,453	$235,088	$242,444	$261,659	$973,644
Operating expenses	(179,199)	(171,817)	(174,094)	(210,825)	(735,935)

Operating income	$55,254	$63,271	$68,350	$50,834	$237,709

Income from continuing operations	$19,371	$23,644	$27,411	$18,121	$88,547
Loss from discontinued operations, net of income taxes	(9,599)	(8,458)	(8,177)	(8,557)	(34,791)

Net income	$9,772	$15,186	$19,234	$9,564	$53,756

Note 20.	Subsequent Events

From January 1, 2011 through March 17, 2011, the Company repaid $35,000 of its outstanding balance under the RNS revolving credit facility of $50,000 at December 31, 2010. Amounts outstanding under the revolving credit facility at December 31, 2010 have been classified in the accompanying consolidated balance sheet as long-term liabilities as the amounts are not due until maturity on June 30, 2012.

AMC NETWORKS INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

			Deductions/
	Balance at	Provision	Write-Offs		Balance at
	Beginning	for Bad	and Other		End of
	of Period	Debt	Charges		Period

Year Ended December 31, 2010
Allowance for doubtful accounts	$7,767	$1,484	$(930	)*	$8,321

Year Ended December 31, 2009
Allowance for doubtful accounts	$6,231	$2,528	$(992	)*	$7,767

Year Ended December 31, 2008
Allowance for doubtful accounts	$5,027	$3,120	$(1,916	)*	$6,231

*	Amounts in 2010 and 2009 represent primarily the write-off of trade receivables following the filing of bankruptcy of certain advertisers and a cable television system operator. Amounts in 2008 represent primarily the write-off of trade receivables from a cable television system operator that had previously been fully reserved and the write-off of certain uncollectible advertising receivables.